Form 20-F
MITCHELLS & BUTLERS PLC
filed 2004-03-16
CIK 1224480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

or

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31653

MITCHELLS & BUTLERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

27 Fleet Street
Birmingham B3 1JP
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 5p each 736,223,779

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes       No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17       Item 18

Back to Contents

<<<

Back to Contents

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	“Beer Orders” refers to the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Brewers and Wholesale Prices) Order 1989;

•	“Britvic” refers to Britannia Soft Drinks Limited;

•	“Company” and “M and B” refer to Mitchells & Butlers plc;

•	“Directors” or “Board” refer to members of the board of directors of the Company either individually or collectively, as the context may require;

•	“InterContinental Group” refers to InterContinental Hotels Group PLC and those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation.

•	“M and B Group” or “Group” refer to the Company and, where appropriate, those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•
“ordinary share” or “M and B share” refer to the ordinary shares of 5p each of the Company, except as the context otherwise requires. Following consolidation of the Company’s share capital in the ratio of 12 new ordinary shares of 71/12p for 17 existing ordinary shares of 5p, this term refers to the ordinary shares of 71/12p as issued on December 2, 2003;

•	“SCPD” refers to the Group’s property development business, which primarily comprises Standard Commercial Property Developments Limited;

•
“Securitization” refers to the refinancing of the Group’s debt completed on November 13, 2003 through the issuance of £1,900 million of secured loan notes by a wholly-owned Group subsidiary, Mitchells & Butlers Finance plc, which were secured against the majority of the Group’s UK pubs and restaurants business.

•	“Senior Management Team” refers to the Board and the other senior management listed in “Item 6. Directors, Senior Management and Employees – Directors and Senior Management”.

•
“Separation Transaction” or “Separation” refer to the transaction that separated Six Continents’ hotels business and soft drinks business from its retail business (herein referred to as “Retail”) completed on April 15, 2003. The Separation resulted in two separately listed holding companies, (i) Mitchells & Butlers plc, which is the holding company for Retail and SCPD, and (ii) InterContinental Hotels Group PLC, which is the holding company for the hotels business and soft drinks business of the Six Continents Group.

•	“Six Continents” refers to Six Continents PLC prior to Separation (formerly known as Bass PLC or “Bass”);

•	“Six Continents Group” refers to Six Continents PLC and its subsidiaries prior to Separation; and

•	“VAT” refers to UK value added tax levied by HM Customs & Excise on certain goods and services.

References in this document to the “Companies Act” mean the Companies Act 1985, as amended, of Great Britain; references to the “EU” mean the European Union. References in this document to “UK” refer to the United Kingdom of Great Britain and Northern Ireland.

Upon Separation, Mitchells & Butlers plc became the holding company for the Group. The retail operating company, Mitchells & Butlers Retail Limited, was known as Six Continents Retail Limited prior to Separation.

The Company’s consolidated financial statements appearing in this annual report are expressed in UK pounds sterling. In this document, references to “US dollars”, “US$”, “$” or “¢” are to United States (US) currency, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to United Kingdom currency. Solely for convenience, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 =

Back to Contents

$1.86, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on February 27, 2004. On March 5, 2004 the noon buying rate was £1.00 = $1.84. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 1999 to the present, see “Item 3. Key Information – Selected Consolidated Financial Information – Exchange Rates”.

The Company’s fiscal year ends on September 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, the Company refers to the fiscal year ended September 30, 2003 as 2003, and other fiscal years in a similar manner.

The Company’s consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ from those generally accepted in the United States (“US GAAP”). The significant differences applicable to the M and B Group are explained in Note 31 of Notes to the Financial Statements.

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of UK GAAP. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports, prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) “Item 4. Information on the Company”; (ii) “Item 5. Operating and Financial Review and Prospects”; (iii) “Item 8. Financial Information”; and (iv) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Item 3. Key Information – Risk Factors”. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others: the future balance between supply and demand for the Group’s sites; the effect of economic conditions primarily in the United Kingdom and unforeseen external events on the Group’s business; the availability of suitable properties and necessary licenses; consumer and business spending; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by the Group and its competitors; changes in the cost and availability of supplies, key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of the Group to maintain appropriate levels of insurance; the maintenance of the Group’s IT structure; competition in markets in which the Group operates; political and economic developments; economic recession; management of the Group’s indebtedness and capital resource requirements; material litigation against the Group; substantial trading activity in the Group’s shares; the reputation of the Group’s brands; the level of costs associated with leased properties; and the weather.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial information set forth below at September 30, 2003 and 2002 and for the years ended September 30, 2003, 2002 and 2001 is derived from the Consolidated Financial Statements of the Group, included elsewhere in this annual report. The selected consolidated financial information set forth below at September 30, 2001 and for the year ended September 30, 2000 is derived from the combined financial statements of the Group included in its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on March 28, 2003. All of these audited financial statements have been audited by the Company’s independent auditors, Ernst & Young LLP. The selected consolidated financial information at September 30, 2000 and 1999 and for the year ended September 30, 1999 is unaudited but has been derived from the audited financial statements of Six Continents and, in the opinion of management, has been prepared on a basis consistent with that for subsequent years. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report.

The consolidated financial statements as reported under UK GAAP at September 30, 2002, 2001, 2000 and 1999 differ from those disclosed in the Registration Statement in respect of pension prepayments, insurance balances and other provisions, as set out in Note 1 of Notes to the Financial Statements. The consolidated financial statements as reported under US GAAP at September 30, 2002, 2001, 2000 and 1999 and for the years ended September 30, 2002, 2001 and 2000 have been restated from the amounts reported in the Registration Statement to reflect adjustments to goodwill, deferred tax and tangible fixed assets, as set out in Note 31 of Notes to the Financial Statements.

Significant changes were made to M and B’s capital structure as a result of the Separation as described in Note 1 of Notes to the Financial Statements. The selected consolidated financial information below for periods prior to the Separation reflects the capital structure in place, which was appropriate historically to Six Continents, and the capital position, interest charges and tax liabilities for those periods may not reflect M and B’s capital position, interest charges and tax liabilities had it been an independently financed and managed group during such periods, or for any future period.

The consolidated financial statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income for the years ended September 30, 2003, 2002 and 2001 and shareholders’ equity/invested capital at September 30, 2003 and 2002 are set forth in Note 31 of Notes to the Financial Statements.

Back to Contents

Consolidated Profit and Loss Account

		Year ended September 30 (i)
		2003 (ii) (iii)	2003 (iii)		2002 (iii)		2001 (iii)		2000 (iii)		1999

		$	£		£		£		£		£
		(In millions, except per ordinary share and ADS amounts)
	Amounts in accordance with UK GAAP
	Turnover:
Continuing operations	– Pubs & Bars	1,631	877		866		832		818		672
	– Restaurants	1,152	619		609		564		520		412
	– Inns and other	—	—		—		161		336		344

	– Retail	2,783	1,496		1,475		1,557		1,674		1,428
	– SCPD	31	17		6		5		9		7
	Discontinued operations (iv)	—	—		—		—		79		75

		2,814	1,513		1,481		1,562		1,762		1,510

	Total operating profit before operating exceptional items:
Continuing operations	– Pubs & Bars	329	177		190		187		186		161
	– Restaurants	179	96		98		87		85		58
	– Inns and other	—	—		—		31		75		79

	– Retail	508	273		288		305		346		298
	– SCPD	4	2		1		1		2		1
	Discontinued operations (iv)	—	—		—		—		18		7

		512	275		289		306		366		306

	Operating exceptional items:
	Continuing operations (v)	(10)	(5)		—		—		—		—

		(10)	(5)		—		—		—		—

	Total operating profit:
	Continuing operations	502	270		289		306		348		299
	Discontinued operations (iv)	—	—		—		—		18		7

		502	270		289		306		366		306

	Non-operating exceptional items:
	Continuing operations	(78)	(42)		(2)		(36)		—		—
	Discontinued operations (iv)	—	—		—		—		33		(1)

		(78)	(42)		(2)		(36)		33		(1)

	Profit on ordinary activities before interest	424	228		287		270		399		305
	Net interest payable and similar charges:
	Before exceptional interest	(102)	(55)		(43)		(58)		(83)		(77)
	Exceptional interest	(15)	(8)		—		—		—		—

		(117)	(63)		(43)		(58)		(83)		(77)

	Profit on ordinary activities before taxation	307	165		244		212		316		228
	Taxation	(74)	(40)		(80)		(82)		(111)		(46)

	Earnings available for shareholders	233	125		164		130		205		182

	Per ordinary share: (vi)
	Basic	31.7 ¢	17.0	p	22.3	p	17.7	p	27.9	p	24.8p
	Adjusted (vii)	37.8 ¢	20.3	p	22.3	p	23.6	p	23.4	p	24.9p
	Diluted	31.7 ¢	17.0	p	22.3	p	17.7	p	27.9	p	24.8p

	Amounts in accordance with US GAAP (viii)				Restated		Restated		Restated
	Income from continuing operations	188	101		168		464		326		205
	Discontinued operations: (iv)
	Profit from operations	—	—		—		—		11		4
	Surplus on disposal	—	—		—		—		33		—

	Net income	188	101		168		464		370		209

	Per ordinary share and American Depositary Share (ix)
	Basic – Continuing operations	36.2 ¢	19.5	p	32.4	p	89.6	p	62.9	p	39.6p
	– Discontinued operations (iv)	—	—		—		—		8.5	p	0.7p

		36.2 ¢	19.5	p	32.4	p	89.6	p	71.4	p	40.3p

	Diluted – Continuing operations	36.2 ¢	19.4	p	32.4	p	89.6	p	62.9	p	39.6p
	– Discontinued operations (iv)	—	—		—		—		8.5	p	0.7p

		36.2 ¢	19.4	p	32.4	p	89.6	p	71.4	p	40.3p

Footnotes on following page.

Back to Contents

Consolidated Balance Sheet Data
	September 30
	2003 (ii)	2003 (iii)	2002 (iii) Restated	2001 (iii) Restated	2000 (iii) Restated	1999 Restated

	$	£	£	£	£	£
	(In millions)
Amounts in accordance with UK GAAP (x)
Intangible assets	20	11	11	11	11	13
Tangible assets	6,551	3,522	3,526	3,381	3,815	2,742
Investments	—	—	—	—	1	16
Current assets	257	138	149	157	168	141
Non-current assets	203	109	61	38	16	19
Total assets	7,031	3,780	3,747	3,587	4,011	2,931

Amounts due to Six Continents Group companies	—	—	(831)	(825)	(1,197)	(1,267)
Other current liabilities	(945)	(508)	(229)	(256)	(282)	(246)
Long-term debt	(1,862)	(1,001)	(1)	—	—	—
Non-current liabilities	(385)	(207)	(211)	(184)	(156)	(110)
Shareholders’ funds/invested capital	(3,839)	(2,064)	(2,475)	(2,322)	(2,376)	(1,308)

Amounts in accordance with US GAAP (viii)
Intangible assets	377	203	188	193	198	59
Tangible assets	4,946	2,659	2,656	2,505	2,642	1,558
Investments	—	—	—	—	1	16
Current assets	257	138	149	157	168	141
Non-current assets	20	11	—	—	—	—
Total assets	5,600	3,011	2,993	2,855	3,009	1,774

Current liabilities	(891)	(479)	(1,060)	(1,081)	(1,479)	(1,513)
Long-term debt	(1,862)	(1,001)	(1)	—	—	—
Non-current liabilities	(613)	(330)	(171)	(154)	(173)	(148)
Shareholders’ equity/invested capital	(2,234)	(1,201)	(1,761)	(1,620)	(1,357)	(113)

(i)	The results for fiscal 1999 include 53 weeks’ trading; all other fiscal years include 52 weeks’ trading.
(ii)	US dollar amounts have been translated at the noon buying rate on February 27, 2004 of £1.00 = $1.86 solely for convenience.
(iii)	Amounts for 2003, 2002, 2001 and 2000 include the results of operations and assets and liabilities relating to 550 pubs formerly owned by Allied Domecq Retailing Limited, acquired in October 1999.
(iv)	Discontinued operations comprise the results of operations of Lastbrew Limited, which were part of the disposal of Bass Brewers by Six Continents.
(v)	Due to the nature of the operating exceptional items (see Note 7 of Notes to the Financial Statements), it is not possible to provide a meaningful allocation of the costs to the operating segments.
(vi)
Under UK GAAP, basic, adjusted and diluted per ordinary share amounts for fiscal 2002, 2001, 2000 and 1999 are based on 734 million shares, being the number of M and B ordinary shares outstanding on Separation.

(vii)	Adjusted earnings per share are disclosed in order to show performance undistorted by abnormal items. See Note 11 of Notes to the Financial Statements.
(viii)
Amounts in accordance with US GAAP for fiscal 2002, 2001, 2000 and 1999 restated from the amounts disclosed in the Mitchells & Butlers Registration Statement on Form 20-F, dated March 28, 2003 to reflect adjustments to goodwill, deferred tax and tangible fixed assets. See Note 31 of Notes to the Financial Statements.

Back to Contents

(ix)
Each American Depositary Share represents one ordinary share. Under US GAAP, basic and diluted per ordinary share and American Depositary Share amounts are based on share numbers that have been retrospectively adjusted to reflect the reduction in share numbers resulting from the share consolidation that took place on December 2, 2003. See Note 30 of Notes to the Financial Statements.

(x)
Shareholders’ funds under UK GAAP for fiscal 2002, 2001, 2000 and 1999 differ from those disclosed in the Mitchells & Butlers Registration Statement on Form 20-F dated March 28, 2003 in respect of pension prepayments, insurance balances and other provisions, as set out in Note 1 of Notes to the Financial Statements.

Dividends

M and B paid a final 2003 dividend of 5.65p. In respect of the year ending September 30, 2004 M and B intends to declare an interim dividend of 2.85p and recommend a final dividend of 6.65p making total dividends for the year of 9.5p. Thereafter, M and B intends to pursue a progressive dividend policy to deliver real growth in dividends from the level established in 2004.

Following the completion of the Securitization, a special dividend of 68p per share, amounting to £501 million, was paid to shareholders on December 8, 2003. This will be recorded as an interim dividend in the 2004 financial statements. This special dividend was accompanied by a consolidation of the Company’s share capital, whereby shareholders received 12 new ordinary shares of 71/12p for every 17 existing ordinary shares of 5p held on December 1, 2003.

Cash dividend payments by the Company will be made in pounds sterling and exchange rate fluctuations will affect the US dollar amount received by holders of ADRs on conversion of such dividends.

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the noon buying rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on February 27, 2004 was £1.00 = US$1.86 and on March 5, 2004 was £1.00 = US$1.84.

Month	Month’s highest exchange rate	Month’s lowest exchange rate

March 2004 (through March 5, 2004)	1.87	1.82
February 2004	1.90	1.82
January 2004	1.85	1.79
December 2003	1.78	1.72
November 2003	1.72	1.67
October 2003	1.70	1.66
September 2003	1.66	1.57

Year ended September 30	Period end	Average rate (i)	High	Low

1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
2003	1.66	1.61	1.68	1.54

(i)	The average of the noon buying rates on the last day of each full month during the period.

Back to Contents

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s businesses. The risks below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group, its turnover, operating profit, earnings, net assets and liquidity and capital resources.

General Risks

The Group is exposed to the risks of economic downturn

The Group is exposed to the risks of an economic downturn in the United Kingdom and to a lesser extent in Germany. A downturn in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income, particularly in the Group’s restaurant business. The Group’s Alex sites in Germany have already experienced lower revenues as a result of the current economic climate in Germany. The Group’s sites in London have experienced lower revenues as a result of economic downturn, from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on September 11, 2001 and the conflict in the Middle East. The occurrence of similar events in the future or a future economic downturn could have a similar impact on the Group’s business.

Changes to regulation may affect the cost base of the Group

Both in the United Kingdom and in Germany, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could also lead to increasing prices to consumers, which in turn may adversely affect demand and therefore revenues and profitability. See “Item 4. Information on the Company – Regulatory Environment” for additional information on the regulation to which the Group is subject. In particular, some examples of the regulatory changes which could affect the Group’s cost base include:

•
additional EU or UK employment legislation (in particular, legislation related to the level of the national minimum wage which is under annual review by the UK Low Pay Commission and which the Trades Union Congress in the United Kingdom is seeking to raise, and the maximum number of hours an employee may be permitted to work and the extent to which they may voluntarily opt-out) which could further increase labor costs;

•	competition, consumer protection and environmental law changes which could adversely affect the Group’s operations; and

•	implementation of the Disability Discrimination Act 1998, which will require changes to certain of the Group’s sites.

The Group’s sites must compete with other pubs and restaurants and consumption at home

The Group’s pubs and restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licenses, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. The Group’s pubs and restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse effect on the Group’s business operations and prospects.

The Group’s activities are affected by a number of fiscal-related matters

The Group’s activities are affected by a number of fiscal-related matters. These matters include duty on alcoholic beverages, VAT, other business taxes and the availability of duty harmonization to travelers between EU countries. Changes in legislation which affect all or any of these matters may adversely affect the financial performance of the Group.

Back to Contents

Licensing reform may affect the Group’s revenue and cost base

The Group’s businesses are subject to licensing requirements relating to the sale of alcoholic beverages and these requirements are subject to change from time to time. Additional or more stringent requirements could be imposed on the Group’s operations in the future.

Changes in gaming regulations may affect the Group’s revenue

Changes to the gaming legislation are under consideration by the UK Government, including the operation of AWP machines (amusement machines with prizes (or fruit machines)) (“AWPs”) in pubs. The main area of the current legislation that would change is that play by under 18 year olds would be illegal except on low stake and prize machines (although the Group already complies with a voluntary code to this effect) and the control of machine numbers would pass from licensing magistrates to local authorities. The other areas of change relate to categories of machines permitted in casinos, licensed betting offices, bingo halls, amusement arcades, family entertainment centers and motorway service stations which may increase the competitive threat to the Group in respect of gaming. These new gaming laws could impede the Group’s ability to increase income from AWPs and reduce the number of customers using the Group’s outlets.

Changes in drink driving laws may affect the Group’s revenue

The UK Government has carried out a consultation exercise concerning the legal blood alcohol limit for drivers. If the UK Government reduces the permitted legal blood alcohol limit, it could discourage customers from driving to pubs and restaurants. This change could adversely affect trading in the Group’s rural and suburban pub and pub-restaurant sites and the Group’s income.

The EU noise directive may affect the Group’s revenue

The EU Physical Agents Directive 2001 (the “Directive”) is currently under discussion in the retail industry relating to the regulation of noise in the workplace. The UK Government may introduce regulations in response to this Directive within the next five years. These regulations may discourage certain customers from patronizing those pubs whose current attraction is music or a less quiet environment. This could lead to a reduction in sales at some pubs and reduce the income received by the Group.

Legislation relating to smoking may affect the Group’s revenue

The UK Government has carried out a consultation exercise concerning smoking in public places, to decide whether to introduce regulations controlling smoking in public, including pubs and restaurants. If legislation were to be introduced to require minimum levels of ventilation, the Group’s pubs and restaurants would face additional expenditure in order to comply. Furthermore, this legislation may seek to control or even ban smoking in public buildings, which would discourage smokers from using pubs and restaurants. This may have an adverse effect on the results of the Group’s businesses. A ‘no smoking’ rule at the bar has been introduced in certain of the Group’s properties and the intention is to introduce the policy progressively to the rest of the estate.

The Group may be adversely affected by changes in supplier dynamics and interruptions in supply or by circumstances adversely affecting business continuity

In recent years, there has been a consolidation in the brewing and distribution industry in the United Kingdom. This consolidation could have the effect of exposing the Group to reliance on a limited number of suppliers, and those suppliers may be able to exert pressures on the Group that could have the effect of raising the prices paid by the Group for goods bought or delivered, reducing margins and adversely affecting results of operations.

The Group has entered into agreements with all of its key suppliers. Termination of these agreements, variation of their terms or the failure of a party to comply with its obligations under these agreements could have a material adverse effect on the operations and financial performance of the Group.

The Group is contractually bound to use certain suppliers. As a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent partial

Back to Contents

disposal to Coors Brewers Limited), the Group is required to purchase a minimum amount of certain specified products from Coors until 2005. Coors’ brands represented approximately 34% of the Group’s alcoholic drink purchases in fiscal 2003. In addition, as part of the acquisition of the 550 former Allied Domecq sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until December 12, 2007 (which in the fiscal 2003, represented 10% of the Group’s alcoholic drink purchases). If the Group is unable to satisfy its minimum volume obligations, it is obliged to pay liquidated damages.

The interruption or contamination of the supply of food and drink to the Group’s sites or loss of a key office or part of the Group’s IT infrastructure may affect the Group’s ability to trade.

Seasonality and weather may adversely affect the Group’s business

Attendance levels at the Group’s pubs and restaurants is generally higher during holiday periods, such as Christmas and New Year, and over bank holidays. Frequenting of pubs and pub-restaurants is slightly lower during the winter months than in the summer. Attendance levels at the Group’s pubs and restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times). Inclement weather could have a negative effect on turnover generated by the Group’s pubs and restaurants and, in turn, could have a negative effect on the results of the Group’s operations.

The pub industry is subject to varying consumer perceptions and public attitudes.

In the United Kingdom, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing UK Government concern over alcohol-related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. Changes in consumer tastes in both food and drink and demographic trends over time may affect the appeal of the Group’s pubs and restaurants to consumers. For example, in 1995, 73% of all alcohol was purchased in pubs, clubs and restaurants. By 2002, this had dropped to 71%. The Group’s success will depend in part on its ability to anticipate, identify and respond to these changing conditions in the context of the life-cycle economics of the leisure industry.

Failure to protect the Group’s brands or an event which materially damages the reputation of one or more of the Group’s brands and/or failure to sustain their appeal to its customers could have an adverse impact on subsequent revenues from that brand or to the Group’s brands as a whole.

Complaints or litigation from pub customers, employees and third parties may adversely affect the Group

The Group, or the licensed retailing industry, could be the subject of complaints or litigation from individuals or groups of pub customers and/or employees and/or class actions alleging illness or injury (such as from passive smoking or alcohol abuse) or raising other food quality, health or operational concerns, and from other third parties in nuisance and negligence. It may also incur additional liabilities as a freehold property owner (including environmental liability). These claims may also divert the Group’s financial and management resources from more beneficial uses. If the Group were to be found liable in respect of any complaint or litigation, this could adversely affect the Group’s results of operations, and also adversely affect the reputation of the Group or its brands.

The Group is exposed to fluctuations in the property market

Around 15% of the Group’s retail outlets are short leaseholds which are subject to periodic rent reviews and renegotiation of rents when leases are renewed. The property market may develop so that rentals may increase such that they affect the economic viability of one or more of such properties. Equally, a downturn in the UK property market may lead to a reduction in the Group’s freehold property values over time.

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes

The Group participates in defined benefit pension schemes (which were closed to new entrants during 2002). This gives rise to various funding risks for the Group. The main risks are:

Back to Contents

(a)	an increase in the amount of contributions which are required to be paid to the schemes by the Group in order to account for past service benefit deficits and future service benefit accruals;

(b)
the schemes are wound up. New regulations are proposed under which solvent participating employers would be required to contribute to a defined benefit scheme which winds up after June 11, 2003 to a level sufficient to enable all benefits to be secured through the purchase of annuity contracts. This level would be significantly more expensive than the level of benefit security required on a solvent wind-up prior to the new regulations coming into force (in which only pensions in payment need to be secured through the purchase of annuity contracts as other benefits are secured based on the statutory minimum funding requirements); and

(c)
a material increase in the number of members in the defined benefit schemes. If the Group acquires new employees it would be possible for the Company to re-open the defined benefit schemes to provide defined benefit pensions for new employees.

The above risks are linked to the funding level of the schemes, which can be adversely affected by a number of factors including: (i) bond yields (low yields mean a pension obligation is assessed as having a high value); (ii) long and/or increasing life expectancy (which will make pensions payable for longer and therefore more expensive to provide); (iii) poor investment performance of pension fund investments; (iv) increased funding volatility as a result of a mismatch in the nature of the assets held when compared to the liability of the schemes; (v) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; (vi) clarification of the law that might require guaranteed minimum pensions relating to periods of service after May 17, 1990 and before April 6, 1997 to be equalized as between men and women; and (vii) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group’s past contributions were assessed.

An additional uncertainty is that changes to the statutory minimum funding requirement are expected, which may result in more onerous funding and contribution requirements for employers than those which currently apply, through a new “scheme-specific” funding requirement and the introduction of a residual power of pension trustees to freeze or wind-up schemes if issues fundamental to scheme funding cannot be agreed with the employers.

As a result of the funding deficits in the schemes identified in September 2002, the Company undertook to make additional contributions to the schemes, comprising £27 million paid in the year to September 30, 2003, and £55 million to be paid in the three fiscal years ending September 2006, £35 million of which was paid in November 2003.

Debt, Liquidity and Revenue Risks

The Group’s debt carries a number of restrictive covenants

In November 2003, the Group securitized the majority of its operations and raised £1,900 million through bonds to increase the efficiency of its balance sheet and to return surplus funds to shareholders. The bond terms include a number of financial and non-financial covenants relating to the Group’s business imposing restrictions on some of the Group’s ongoing operations.

Financial covenants establish minimum net worth and debt service levels within the securitized business and restrict payments to shareholders such as dividends if specified debt service levels are not satisfied. Non-financial covenants include restrictions on the disposal of mortgaged properties and related matters, the disposal of assets other than mortgaged properties, the acquisition and substitution of permitted businesses, capital expenditure, estate management transactions and further positive and negative covenants. Breach of these covenants by the Group constitute “loan events of default”, which could result in the Group’s borrowings becoming repayable immediately.

The terms of the Securitization were developed to put in place what the Group believes is the optimal financing structure for the business while maintaining appropriate flexibility to support the Group’s long-term strategy. If there were a significant deterioration in the Group’s trading activities or cash generation, the Group

Back to Contents

would have to service its debt in priority to its equity and there is a risk that it would not be able to make dividend payments.

The Group has a high proportion of fixed overheads and variable revenues

A high proportion of the Group’s operating overheads and certain other costs remain constant even if its revenues drop. The expenses of owning and operating a managed pub or pub-restaurant are not significantly reduced when circumstances such as market and economic factors and competition cause a reduction in revenues. Owners of leased and tenanted estates generally have a lower risk to revenue exposure compared with the Group because the tenant is obliged to pay the negotiated rent. In addition, owners of leased and tenanted estates typically have lower fixed costs at operating level and at a head office level than the Group.

Accordingly, a significant decline in the Group’s revenues would have a disproportionately adverse effect on its cash flow and ability to make interest and principal payments on its debt.

The Group may face increased costs in insuring its businesses

The Group’s insurance costs are largely driven by its claims history. A significant deterioration in its claims record is likely to impact premium rates available to the Group. This could adversely affect the Group by increasing costs or increasing its financial exposure to certain risks if a lower quality of cover is maintained.

Risks for US Shareholders

The price of the Company’s ADSs and the US dollar value of any dividends will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the Depositary of any cash dividends paid in pounds sterling on the ordinary shares represented by the ADSs, and the US dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange, which may consequently affect the market price of the ADSs. These fluctuations would also affect the US dollar value of the proceeds a holder of an ADR would receive upon the sale in the United Kingdom of any of the Group’s equity shares withdrawn from the Depositary.

Shareholders and ADR holders may not be able to effect service of process in the United States upon the Group and certain individuals or enforce United States court judgements against the Group or some of the Group’s Directors and officers

The Group is organized under the laws of England and Wales and all of its Directors and executive officers are resident outside the United States. Additionally, substantially all of the Group’s assets and assets of its Directors and executive officers are located outside the United States and it has no place of business in the United States. As a result, shareholders may not be able to effect service of process in the United States against the Group or the Group’s Directors or executive officers or enforce the judgement of a US court against the Group’s Directors or executive officers in any action, including those predicated upon civil liability provisions of the federal securities law of the United States, either inside or outside the United States, notwithstanding that The Bank of New York is authorized to accept service from ADR holders on the Group’s behalf. Further, it may not be possible for shareholders to bring original actions based upon US federal securities laws in the courts of England and Wales, and there may be doubt as to the enforceability against the Group, its Directors or its executive officers in the United Kingdom, whether in original actions or in actions for the enforcement of judgements of US courts, of civil liabilities predicated solely upon the laws of the United States, including federal securities laws.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

M and B Business

The Group is a leading operator of managed pubs, bars and restaurants. The Group’s high quality, predominantly freehold estate comprises approximately 2,000 sites spread throughout the United Kingdom and over 40 sites in Germany.

Mitchells & Butlers plc is a public limited company. It was incorporated in Great Britain on October 2, 2002 and is registered in, and operates under the laws of, England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside. M and B’s headquarters are in the United Kingdom and its registered address is:

27 Fleet Street Birmingham B3 1JP England Tel: + 44(0) 870 609 3000 Internet address: www.mbplc.com

The Group has a wide brand portfolio, with a number of segment-leading and well-established brands providing targeted offers for a variety of consumer groups, locations and occasions.

The following chart depicts how the Group’s UK pub and restaurants brands are targeted by location or by primary occasion (drinks or food), together with the number of sites at September 30, 2003 for each:

	Drinks-led	Food-led

Residential	Ember Inns (159) Sizzling Pub Co. (125) Scream (91) Arena (57) Unbranded (386)	Vintage Inns (203) Harvester (142) Toby Carvery (74) Innkeeper’s Fayre (24) Unbranded (86)

City Center	O’Neill’s (86) Goose (41) Edward’s (35) Flares (32) Unbranded (352)	All Bar One (49) Browns (15) Unbranded (0)

The Group’s accommodation brands (Express by Holiday Inn (see page 53) and Innkeeper’s Lodge), the ten pin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown in the chart above.

Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co. is focused on local drinking with ‘value for money’ pub food; Scream is aimed at students; and Arena targets sports and entertainment occasions.

The Group also has a large estate of over 800 unbranded pubs and restaurants including those forming the conversion pipeline to the Group’s brands and formats.

The Group generated operating profits of £270 million (including £2 million of operating profit generated by SCPD) on revenues of £1,513 million (including £17 million of revenues from SCPD) in 2003, delivering a post-tax cash return on cash capital employed of over 10%. Group operating profit, excluding operating exceptional items of £5 million, was £275 million in 2003.

History

Prior to 1989, the involvement of the Group (then part of Bass) in pubs was as part of a vertically integrated brewing and retailing company with regional operations covering both brewing and pubs. In 1989, Bass was

Back to Contents

reorganized and, in the process, created a drinks-led retail business with a managed and leased estate of over 7,000 sites. As a result of the Beer Orders, which restricted the number of pubs that brewers could tie to their products, Bass disposed of over 2,700 pubs and bars by November 1, 1992.

Since 1992, the Group has undergone a major transformation in its operations, with a number of significant acquisitions and disposals during this period and focused investment to reposition its estate in terms of geography, sales mix and branding.

In realigning its estate, the Group retained the strongest sites from its former Bass estate (approximately 1,100 sites from around 7,400). In 1995, it acquired the Harvester chain from Forte plc. In 1997, it acquired the Browns chain of seven restaurants. In 1998, Hollywood Bowl was acquired from another Bass subsidiary. In 1998, the Group largely disposed of its leased pub business and acquired the Alex brand in Germany.

The Group also increased the size of its estate by acquiring 550 high-potential former Allied Domecq sites, out of approximately 3,500 sites, from Punch (ADR Joint Venture Company) Limited in 1999. In addition, during the last ten years, it acquired over 350 carefully selected new sites and new builds. In 2001, it sold to Nomura International PLC (“Nomura”) an estate consisting of 988 smaller unbranded pubs with limited growth potential as managed pubs.

Over the 10-year period up to September 30, 2003, the Group has realized cash proceeds of £1.6 billion through disposals and has achieved a profit of £147 million on disposals against book value.

Further details of the activities of the Group, including geographic and brand segmentation, are set out below.

UK Market Overview

UK Industry Background

The Group operates primarily in the UK pub sector, which is itself part of the wider drinking out and eating out market, which also includes restaurants, social clubs, nightclubs and fast food outlets.

The UK pub sector consists of some 60,000 pubs in total, which can be broadly categorized into three distinct business models: managed pubs (around 20% of sites), leased/tenanted pubs (around 50% of sites) and individual, independently owned pubs (around 30% of sites).

99% of the Group’s sites are managed. Managed pubs are generally owned by a pub company, such as the Group, or brewer and operated by a salaried manager and staff employed by the owning company, which prescribes the entire product range and detail of service style. They tend to be larger than leased/tenanted pubs and individual, independently owned pubs and have a higher average weekly take, or AWT, which the Company estimates is around £12,000. The Group’s sites have an AWT of over £14,000, significantly ahead of the typical managed pub AWT.

Leased/tenanted pubs tend to be smaller and are owned by a pub company or brewer but leased to, and therefore operated by, a third party tenant or lessee, who pays rent to the owner, is generally responsible for the maintenance of the pub, and is normally contracted to purchase from the owner the majority of drink products (in particular, beer) for resale. The Company estimates that these pubs have an AWT of around £3,000 to £4,000 and are typically more dependent than managed pubs on the sale of draught beer.

Individual pubs (sometimes known as freehouses) are independently owned and operated by a private individual, who is responsible for the maintenance of the pub and retains any profits after the expenses of running the pub. The owner is free to decide which products to sell.

UK Market Trends

The UK pub sector is influenced by trends for both eating out and drinking out. The value of annual sales in the drinking out sector is currently estimated at £26 billion, including VAT. Expenditure on drinking out has been growing steadily in line with inflation for the last 20 years, at an average rate of 6.0% per annum. The Company estimates that drink sales in pubs account for almost half of the overall drinking out sector, the balance being made up of drink sales in nightclubs, social clubs, hotels and restaurants.

Back to Contents

Expenditure on eating out in the United Kingdom has been growing steadily ahead of inflation, at a rate of 9.8% per annum over the past 20 years. The annual sales value of the eating out sector is now estimated at £30 billion, including VAT.

Eating out in pubs has become increasingly popular. Pubs have increased their share of the restaurant sector (in terms of food sales) by approximately three percentage points in the past five years. In 2001, total food sales by pubs accounted for approximately £5 billion and Mintel Pub Catering estimates that total food sales by pubs will grow to around £7 billion by 2006.

Historical market trends suggest that drinking out is less responsive to changes in the overall economy than eating out, being more resilient in economic downturns than the eating out market, but with eating out showing greater growth during periods of high economic growth. However, the Company believes that during economic downturns, lower priced restaurants (including the Group’s pub-restaurants, where average food expenditure per head is under £8) tend to be more resilient than higher priced restaurants, as customers trade down.

Key Drivers

There are a number of key market drivers shaping the future of the UK drinking out and eating out market:

•	economic climate – overall economic growth or decline and, in particular, overall changes in the level of consumer expenditure;

•
changes in demographics – for example, over the next five years, the number of 18-24 year olds (who are a key consumer group for the drinking out market) is forecast to grow by 7% and the number of persons aged 45 and above (who are a key consumer group for the pub-restaurant market) is forecast to grow by 6%;

•
broadened consumer appeal – an increase in the number of people visiting pubs from a wider selection of social and demographic groups (including women, families and older people) mitigating against a decrease in the frequency of visits by traditional blue collar male pub users;

•
growth in food sales in pubs – in 2001, food sales were estimated to account for approximately 25% of industry sales, approximately double the level of 15 years earlier; this is partly due to consumers’ increasing propensity to eat out, a preference for informal dining and an improvement in the breadth and quality of the pub food offering;

•
product trends – sales of alcohol in pubs are rising (broadly in line with inflation) and there are continued shifts in demand in the beverages sector, with declining sales of draught beer in pubs being offset by sales growth in wine, spirits, bottled lagers and soft drinks;

•
branding – the growth in branded and formatted sites aiming to provide consistency of standards and customer service, with a view to attracting new customers, driving customer loyalty and increasing frequency of visits;

•
competition – the increased number of sites and higher levels of investment on the high street (main street) over the last six to seven years has led to supply outgrowing demand. This, together with the increased price sensitivity of consumers, as well as the rising levels of home consumption (partly due to the widening gap between the on-trade and off-trade price of alcohol) has resulted in an overall increase in competition; and

•
regulation – the licensing reform in England and Wales (the Licensing Act 2003, which is being implemented from 2004 onwards, which may result in longer opening hours for existing pubs and restrict the granting of new licenses, particularly in residential areas), and in Scotland (proposed by the Nicholson Committee in August 2003 which may result in longer opening hours and restrictions on certain promotional activities), changes in employment legislation (including the level of the UK national minimum wage), other regulation relevant to the Group’s business, and in property taxation (with the introduction of the UK Stamp Duty Land Tax).

Back to Contents

Group Strategy

The Group’s strategy is to capitalize and build on its position as the leader in the managed pub and pub-restaurant sector, and to drive returns, cash generation and long-term earnings growth to create value for shareholders.

The Group intends to implement its strategy by:

•	owning and developing licensed properties with high AWT, maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and, as appropriate, creating new consumer offers;

•	delivering high returns on incremental capital invested by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its position in the market.

ACQUISITIONS, DISPOSITIONS AND CAPITAL EXPENDITURE

During the past three fiscal years, the Group has:

•
invested cash capital expenditure of £151 million, £256 million and £314 million in 2003, 2002 and 2001, respectively. Capital expenditure was significantly lower in 2003, reflecting a reduction in expansionary capital following the completion of the program of converting around 400 of the former Allied Domecq sites and a general reduction in the number of projects and average spend per project. Of the £151 million spent in 2003, £73 million was invested in expansionary capital, over 70% of which was directed at pubs and pub restaurants in residential locations. During 2003, 2002 and 2001, £13 million, £55 million and £102 million respectively was spent on converting the Allied Domecq sites into the Group’s brands and formats;

•	sold an estate of 988 smaller unbranded sites, with limited growth potential as managed pubs, to Nomura in 2001 for £625 million;

•
realized other property disposal proceeds of £48 million, £30 million and £24 million in 2003, 2002 and 2001, respectively. The increase in property disposal proceeds in 2003 resulted from the selective disposal of sites, primarily for alternative uses.

Back to Contents

SEGMENTAL INFORMATION

The Group has two main retail operating segments: Pubs & Bars, focusing on drink and entertainment-led sites, and Restaurants, focusing on food and accommodation-led sites. The other Group activity is property development, which is undertaken by the SCPD operating segment.

Geographic Segmentation

Predominantly all of the Group’s turnover and profit arises from operations in the United Kingdom.

Activity Segmentation

The following table shows turnover and operating profit, before operating exceptional items, by activity and percentage contribution of each activity for each of the three years ended September 30, 2003, 2002 and 2001.

Year ended September 30				Year ended September 30
2003	2002	2001		2003	2002	2001

(%)			Turnover	(£ million)
			Retail
58.0	58.5	53.3	Pubs and Bars	877	866	832
40.9	41.1	36.1	Restaurants	619	609	564
—	—	10.3	Inns and other (i)	—	—	161

98.9	99.6	99.7		1,496	1,475	1,557
1.1	0.4	0.3	SCPD	17	6	5

100.0	100.0	100.0	Total	1,513	1,481	1,562

Year ended September 30				Year ended September 30
2003	2002	2001		2003	2002	2001

(%)			Operating profit before operating exceptional items (ii)	(£ million)
			Retail
64.4	65.7	61.1	Pubs and Bars	177	190	187
34.9	33.9	28.4	Restaurants	96	98	87
—	—	10.1	Inns and other (i)	—	—	31

99.3	99.6	99.6		273	288	305
0.7	0.4	0.4	SCPD	2	1	1

100.0	100.0	100.0	Total	275	289	306

(i)	Relates to turnover and income in respect of the pubs sold to Nomura in 2001.
(ii)	Operating profit also excludes non-operating exceptional items – see Note 7 of the Notes to the Financial Statements.

Back to Contents

PUBS AND BARS

Overview

The Pubs & Bars division comprises the Group’s drinking-out and entertainment-led sites. As at September 30, 2003, it had 649 branded sites and 738 unbranded sites, all of which are managed. The Pubs and Bars Division reported sales of £877 million and operating profit of £177 million in fiscal 2003.

The table below shows the number of the Group’s pubs and bars at the end of each of the last three fiscal years:

	As of September 30
Pubs and Bars	2003	2002	2001

Ember Inns	159	137	110
Sizzling Pub Co.	125	96	23
Scream	91	90	85
O’Neill’s (i)	86	91	89
Arena	57	53	30
Goose	41	44	39
Edward’s	35	40	33
Hollywood Bowl	23	22	21
Flares	32	22	13

Total branded sites	649	595	443
Unbranded sites (managed)	738	819	971

Total managed sites	1,387	1,414	1,414
Supported Agreements to Trade (ii)	18	8	—
Leased sites	12	14	14

Total	1,417	1,436	1,428

(i)	Includes three sites operating under franchise agreements in Heathrow, Stansted and London.
(ii)	For a discussion of Supported Agreements to Trade see “Item 4. Information on the Company – Pubs and Bars – Unbranded Pubs and Bars”.

The Group’s Brands

The Group’s key brands in the Pubs & Bars division are:

Residential

Ember Inns – Ember Inns are local pubs retaining their individual name, presented in a contemporary style and offering high quality drink, food and service. They are normally in prominent locations, with extensive car parks, in residential areas, and target a wide range of adults.

Sizzling Pub Co. – Sizzling Pubs are also generally based in residential areas and aim to offer a great local drinking pub serving “value for money” food on hot (sizzling) skillets. Sizzling Pubs target those aged 25 and above and also cater for families.

Scream – Scream is the leading student pub brand in the United Kingdom and is located on or near university campuses and lodgings. It offers students significant savings through a student discount card, the Yellow Card.

City/Town Center

O’Neill’s – Management believes that O’Neill’s is the largest Irish bar brand in the world and aims to offer the lively and fun atmosphere of the “Craic”. It is located in city/town centers and also on suburban high streets. O’Neill’s is targeted toward 18-35 year olds.

Back to Contents

Bowling

Hollywood Bowl – Hollywood Bowl offers ten pin bowling, food, drink and amusement games facilities in a family-friendly environment. Hollywood Bowl’s target audience consists of families, young people (aged 14-35), corporate groups and league bowling clubs.

Other brands

In addition to the Group’s key brands set out above, other brands in the Pubs & Bars division include:

Arena – These are local pubs located generally in residential areas. Entertainment and activities play an important role, for example live bands and screens for sporting occasions.

Goose – Goose sites are located in city centers and are traditional pubs offering food and drink at extremely competitive prices.

Edward’s – Edward’s are generally spacious bars which aim to cater for lunchtime diners and provide DJ-led entertainment in the evening with a target audience of style conscious 18-25 year olds.

Flares – Flares is a late night dancing and drinking venue with DJs playing 1970’s retro music.

Unbranded Pubs and Bars

Unbranded pubs and bars include individual “classic pubs” distinct in their own right (i.e. due to architecture, history or being close to a tourist attraction), pubs grouped as a common operating format (which do not display a brand name, but have similar characteristics, e.g., menus and drinks stocking policy), individual nightclubs, gay pubs and other sites, which are well known locally due to their location or popularity. There are currently no plans to convert these sites, as the Company considers that they can achieve their maximum potential by remaining as unbranded sites. In addition, there are other unbranded pubs and bars which are being evaluated by management and which include sites currently identified for future conversion to the Group’s brands or formats.

Business Franchises (Supported Agreements to Trade (“SATs”))

The Group is piloting a system of Business Franchises, also known as SATs, whereby it enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and services (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). Broadly these are divided into true franchises and unbranded business franchises run by individual entrepreneurs. The Group retains ownership of the property and leases it for commercial rent. As at September 30, 2003 there were 18 SATs in operation.

Leased Sites

The Group continues to lease to third parties a small number of pubs which it decided to retain on the disposal of its leased estate. These pubs may be converted to managed pubs once the leases expire.

RESTAURANTS

Overview

The Restaurants division comprises the eating-out and accommodation-led sites and includes 443 branded pub-restaurants such as Vintage Inns, Harvester and Toby Carvery, 86 unbranded pub-restaurants in residential areas and 64 brasserie restaurants in UK city centers under the brands of All Bar One and Browns. There are also 43 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer mid-scale/budget accommodation and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with that pub-restaurant.

In fiscal 2003, the Restaurants division reported sales of £619 million and operating profit of £96 million.

Back to Contents

The table below shows the number of the Group’s restaurants at the end of each of the last three fiscal years (i):

	As at September 30
Restaurants	2003		2002		2001

Vintage Inns	203		196		179
Harvester	142		150		150
Toby Carvery	74		70		64
All Bar One	49		53		54
Innkeeper’s Fayre	24		24		16
Express by Holiday Inn	24		23		18
Browns	15		15		13
Alex (Germany)	43	(ii)	41	(ii)	30

Branded	574		572		524
Unbranded	86		97		115

Total	660		669		639

(i)	The table does not include Innkeeper’s Lodge (accommodation) which are located adjacent to pub-restaurant sites.
(ii)	Includes one All Bar One in Cologne but does not include five franchised outlets of Alex.

The Group’s Brands

The Group’s major UK restaurant brands are:

Residential

Vintage Inns – These are traditional food-led country pubs serving freshly cooked food and a range of high quality wines at reasonable prices. They display the individual pub name with subtle branding on menus and signage.

Harvester – Harvesters are pub-restaurants in suburban roadside locations, principally targeting families. They offer a “country” setting and are well known for Spit Roast Chicken, Smoked Ribs and Salad Cart.

Toby Carvery – Toby Carvery is the leading brand in the UK carvery sector (in terms of number of sites and sales) and aims to offer a “good value” varied menu of roasts and other traditional dishes. The sites are generally in suburban roadside locations and are aimed at a wide range of age groups and Sunday lunch diners.

City/Town Center

All Bar One – Classic cosmopolitan bars serving food and drink in a clean, bright contemporary environment, positioned in city center locations (primarily in London). All Bar One’s target audience consists of metropolitan professionals (especially women).

Browns – The Group acquired the Browns chain of seven restaurants in 1997. Browns restaurants are located in city centers around the United Kingdom and aim to offer casual, elegant, brasserie dining all day, often in landmark architectural buildings. The target audience consists of metropolitan professionals and tourists.

Other brands

In addition to the Group’s major UK brands set out above, the Restaurant division also includes Innkeeper’s Fayre, a family dining pub-restaurant with children’s play dens.

Back to Contents

Accommodation

The Group has approximately 100 sites which offer accommodation above or adjacent to the pub-restaurant or pub with over 3,000 rooms and generating £39 million of accommodation revenue in fiscal 2003, as well as driving additional food and beverage trade in the associated pub-restaurant. In 91 of these sites, the accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

Unbranded Pub-Restaurants

There are currently 86 unbranded pub-restaurants, all of which are in residential areas. These include individual pub-restaurants and pipeline sites for conversion to the Group’s brands.

Germany

The Group acquired the Alex business in 1998 (as an initial trial in transferring its branded chain licensed retail expertise to Germany, the market most similar to the United Kingdom in terms of the drinking out sector) and has since expanded it to 42 managed sites. There are also five franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through the Group’s German subsidiary, Mitchells & Butlers Germany GmbH. Performance and hence returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs. The Group will not consider further expansion of Alex or All Bar One in Germany unless and until German economic conditions improve; however, the Company believes that the Group’s business should benefit from any future upturn in Germany.

STANDARD COMMERCIAL PROPERTY DEVELOPMENTS

The other Group activity is property development, which for the year ended September 30, 2003 represented 1.1% of the Group’s turnover. In fiscal 2003, SCPD generated operating profit of £2 million on revenues of £17 million.

SCPD develops and sells land and properties in the United Kingdom on a limited scale. It has an existing development stock with a book value of around £20 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the Group’s sites.

ORGANIZATIONAL STRUCTURE

M and B is the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies, which are principal operating companies of the Group.

Mitchells & Butlers Finance plc

Mitchells & Butlers Germany GmbH

Mitchells & Butlers Leisure Retail Limited

Mitchells & Butlers Retail Limited

Mitchells & Butlers Retail (No. 2) Limited

Mitchells & Butlers (Property) Limited

Standard Commercial Property Developments Limited

MARKETING

The Group operates a portfolio of brands and formats, each of which has a distinct customer, service offer, product range and price point. The major marketing activities to drive sales therefore focus on:

•	maintaining the relevance of brands and formats through the evolution of the range of drinks, menus, pricing activity, design and service innovation;

Back to Contents

•	promoting brands and formats through national and local advertising (for example, Hollywood Bowl by radio), promotions (for example, wine festivals at Ember Inns) and public relations;

•	developing new formats to serve new audiences and demand patterns. The Group applies a rigorous brand management structure to its branded business, allied to an investment in consumer insight; and

•	developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions.

GEOGRAPHICAL ANALYSIS

The Group is well diversified geographically throughout the United Kingdom.

An approximate breakdown of the Group’s UK sales (as a percentage of total UK sales) based on regional sales figures in fiscal 2003 is set out below:(i)

%

Greater London	21
South East	21
West Midlands	16
Yorkshire & Humberside	10
North West	8
Scotland	5
South West	5
East Midlands	5
Northern	4
Wales	4
East Anglia	1

TOTAL	100

(i)	In fiscal 2003, sales in Northern Ireland accounted for approximately 0.1% of total sales.

Historically, the Group was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites in 1999 to reposition the estate, the Company believes that the Group now has a much more balanced presence across the United Kingdom.

The German business comprises the Alex brand and one All Bar One site (which opened in Cologne in fiscal 2002) and represented around 2% of the Group’s sales for fiscal 2003. Alex sites are located in many of the major cities in Germany.

KEY COMPETITORS

The Group’s pubs and restaurants compete in a market that has been undergoing significant structural changes in recent years. Some brewers have exited from brewing activities altogether and sold off their leased and smaller managed pubs to focus on high margin branded assets or other interests, allowing new pub retailing companies to enter the market. In addition, financially leveraged companies have become more common in pub ownership; around 35% of pubs are now owned by financial institutions or highly leveraged companies, compared with only 2% in 1997.

Following this industry restructuring and consolidation, the Group’s key competitors (in the eating out and drinking out market) in the United Kingdom now include:

•
operators of managed sites, including Whitbread PLC, Spirit Group Limited, Wolverhampton & Dudley Breweries PLC, Greene King plc, Laurel Pub Holdings Limited, Luminar plc, JD Wetherspoon plc, Regent Inns plc and Yates Group PLC;

Back to Contents

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc and Punch Taverns PLC;

•	smaller multiple and single pub operators and independently owned freehouses, clubs, nightclubs, wine bars, restaurants, entertainment centers and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Pizza Express and The Restaurant Group).

The Group’s pubs, bars and restaurants also compete with home-based entertainment and the trend toward drinking at home.

KEY SUPPLY PARTNERS

Despite the relatively low number of suppliers, no one food or drink or leisure supplier to the Group represents more than 15% of the total value of goods supplied. The Group is also contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), Retail entered into a Beer Supply Agreement in 2000 to purchase a minimum amount of certain specified products for a term of five years from that date. Coors’ brands now represent approximately 34% of the Group’s alcoholic drink purchases. In addition, as part of the acquisition of the 550 former Allied Domecq Retailing Limited sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until December 12, 2007 (which in fiscal 2003 represented 10% of the Group’s alcoholic drink purchases). The Group has a long-term supply agreement with Britvic ending in February 2008. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks.

REGULATORY ENVIRONMENT

The sale of alcohol in the United Kingdom is a highly regulated industry governed by the licensing system. Licensing covers most premises where alcohol is sold, such as pubs, off-licenses, restaurants and supermarkets. This section refers to regulations in the United Kingdom and references herein to Government, Secretary of State, Department of Health, Parliament, or acts of Parliament and other regulations are references to the Government, Secretary of State, Department of Health, Parliament, or acts of Parliament or other regulations, of the United Kingdom.

Legislation – Licensing Reform

England and Wales

The retail sale of alcohol in England and Wales is currently governed by a licensing system set out in the Licensing Act 1964. Pubs – known as “on-trade” business – generally require a full on-license in order to sell alcohol on the premises. The license is generally held by the manager or landlord. That person has to satisfy the licensing authorities that, among other things, he/she is a fit and proper individual to hold such a license. The license will not be approved if the prospective licensee would be prevented by other commitments from properly discharging his/her functions as a licensee.

Other types of licenses which may be required in the “on-trade” include gaming machine permits in respect of installing and operating AWP machines, “special hours” certificates which extend the permitted hours for the sale of alcohol where the sales are ancillary to music and dancing and the availability of food, “supper hours” certificates to extend the permitted hours for selling alcohol by one hour (where the sale of alcohol is ancillary to a substantial meal) and entertainments licenses for dancing and certain live performances.

On-licenses must currently be renewed every three years and may be revoked at any time for serious cause, including violation by the manager or landlord or his/her employees of any law or regulation, such as those regulating the minimum age of patrons or employees, advertising and inventory control.

On July 10, 2003, Royal assent was given to the Licensing Act 2003. The key changes being implemented are:

Back to Contents

•
the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, license holders will retain the right of appeal to the magistrates court. While the new regime should not fundamentally change the regulatory structure of the licensed sector, in practice there will be visible change because each pub will have to submit details of its operating plan and will now face greater scrutiny from police and local residents;

•
greater flexibility with respect to pub opening hours, and it is likely that the current stringent limits on late-night trading will be relaxed. While longer opening hours will undoubtedly have cost implications, the Company believes that this change may benefit pubs where there is a demand for later hours drinking; and

•	a dual system of longer-term premises licenses and personal licenses, which will replace the previous supplementary licenses described above for AWPs, entertainment or extra hours.

National guidance from the Secretary of State will determine many of the practical implications of the new legislation. A period of transition will commence in July/August 2004 when applications for premises and personal licenses may commence. The new regulatory framework is expected to take effect from April/May 2005.

Scotland

The retail sale of alcohol in Scotland is currently governed by a licensing system set out in the Licensing (Scotland) Act 1976, as amended, and is administered through local authority licensing boards. There are currently seven different types of liquor license in Scotland, depending broadly upon the category of premises from which the alcohol will be sold (public house, hotel, restricted hotel, off-sale, restaurant, refreshment and entertainment) in addition to a separate system for clubs. As in England and Wales, licenses must be renewed every three years and can be held by “non-natural persons” such as limited companies, with an individual nominee named on the application who has day-to-day responsibility for the licensed premises. Current grounds for refusal of an application include that the applicant (or the person on whose behalf or for whose benefit the premises will be managed) is not a fit and proper person to be the holder of the license, that the premises are unsuitable or inconvenient for the sale of alcohol, that the sale of alcohol would create a public nuisance or that the license would lead to an over provision of licensed premises in the locality. Certain classes of persons may also submit objections to the application to the licensing board.

In parallel with reform in England and Wales, the Scottish Parliament has initiated a review of licensing law under the auspices of the Nicholson Committee. The Nicholson Committee’s Report was published in August 2003 and contains a number of proposals for the reform of licensing law in Scotland. Some of the key proposals are:

(a)	in line with the proposed English and Welsh reforms, the introduction of a dual system of premises licenses and personal licenses;

(b)	the continuation of premises licenses for an unlimited period of time until the premises cease to be used for the purpose for which the license was granted;

(c)
the abolition of the present system of statutorily permitted licensing hours for a system under which there will be no statutorily prohibited hours, the actual opening hours being authorized by the licensing board based on individual circumstances and prescribed “licensing principles”;

(d)	the introduction of a condition attached to all premises licenses to prohibit promotional advertising or discounted pricing of alcohol which are aimed at encouraging excessive consumption of alcohol;

(e)
the introduction of a statutory presumption that persons under the age of 18 have full right of entry into licensed premises, although this may be subject to specific restrictions in the premises license or the applicant may opt out of the statutory presumption to prohibit persons under the age of 18 from accessing the premises. In addition, the Scottish Executive should arrange for the introduction of national proof of age cards to facilitate enforcement of any license conditions.

Back to Contents

These are proposals of the Nicholson Committee and a bill outlining proposed legislative changes has yet to be published.

Gaming Regulations

In fiscal 2003, income from AWPs represented around 3% of the Group’s turnover. The Gaming Act 1968, along with subsequent legislation, is the key source of current gaming and amusement machine legislation which impacts the Group.

Under this legislation, liquor licensed premises are allowed to deploy AWPs with the permission of local licensing magistrates. The current maximum level of stake and prize for a single game is 30p and £25 respectively. Proposed changes to the current gambling legislation are under consideration by the Government which include making play by those under 18 years old illegal (although the Group already abides by a voluntary code to this effect) and passing the control of the number of AWPs from licensing magistrates to local authorities.

Under the proposed legislation, it is intended that existing licensed premises would be allowed to retain their current number of AWPs. New licensed premises are likely to be entitled to two AWPs (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance that is currently being considered by the Government in consultation with the pub industry. In addition, following lobbying by the pub and gambling industries and irrespective of any new overarching gambling legislation, reviews aimed at increasing the maximum levels of stakes and prizes will continue. The industry is seeking a maximum level of AWP machine stake and prize for a single game of 50p and £50 respectively, in late 2004 or early 2005. Furthermore, payment method deregulation came into force in December 2003, and is being implemented during the first half of 2004, that allows AWPs to accept bank notes for play; previously only coins or tokens could be used.

The Company believes that new gambling legislation, if enacted, would not come into force until late 2005 and is not expected to have an impact on the business until late 2006. The Company believes that, on balance, the ultimate effect will be broadly neutral on the Group but will continue to keep the proposed gaming legislation under close review.

Drink Driving

The European Commission has recommended in the “White Paper on European transport policy for 2010: time to decide” of October 2002 that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known when the EU directive will come into force. The current legal limit in the United Kingdom is 0.8mg/ml (Road Traffic Act 1988, section 11(1) and (21)) and as car drivers and passengers account for 40% of pub visits, such a measure may discourage customers who drive to pubs from visiting pubs. This change to the legislation could affect trading in the Group’s rural and suburban pub and pub-restaurant sites.

Employment Legislation

The Working Time Regulations (the “Regulations”) came into effect on October 1, 1998 and control the hours employees are legally allowed to work. Under the Regulations, workers may only be required to work a 48 hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protections in areas such as minimum rest periods, days off and paid leave. Many of the Group’s employees are covered by the Regulations and most of its licensed house managers have signed voluntary “opt outs” which allow them to work longer than the average 48 hour week prescribed by the Regulations. The retention of the opt out and the guidance as to who is covered by the Regulations is currently under review and the Government is currently consulting with interested parties on this.

Under the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, part-time workers can claim the same rights as full-time workers. Similar provisions apply to employees employed under fixed-term contracts under the Fixed-term Employees (Prevention of Less Favourable Treatment) Regulations 2002. Employees engaged under fixed-term contracts can claim the same rights as employees engaged under permanent contracts.

Back to Contents

Staff costs have increased in both pubs and restaurants following the introduction of the National Minimum Wage of £3.60 per hour in 1999 which increased to £3.70 in 2000, to £4.10 in 2001, to £4.20 in 2002 and to £4.50 in 2003. The Government has accepted the Low Pay Commission’s recommendation that there should be a further increase to £4.85 from October 1, 2004. Historically, the Group has managed to partly offset increases in National Minimum Wage costs against increased labor productivity, i.e. through training, larger sites and more efficient staff rostering. The Group’s sales per staff hour have increased by some 21% during the past five years.

Food Regulation Standards

Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. Management believes that all of the Group’s sites should comply with current UK Food Regulation Standards as a result of rigorous training, detailed manuals and regular independent environmental health audits.

EU Noise Directive

The EU’s Physical Agents Directive 2001 (the “Directive”) is currently under discussion in the retail industry relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the Directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. The Group’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The European Parliament has recently agreed that the industry in the United Kingdom should agree a code of conduct as to how the Directive is to be implemented in the United Kingdom. It is expected that the Government will need to put regulations in place in relation to this Directive within the next four years.

Legislation relating to smoking

There has been a recent governmental consultation exercise on smoking in public places which may lead to the introduction of regulations controlling or potentially even banning smoking in public. Any such regulations may have the effect of discouraging smokers from using pubs and restaurants which may have an adverse effect on the Group’s operations.

There is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed between the Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government which asked the licensed leisure industry to ensure that 50% of licensed premises were compliant with it by December 2002, and that 35% of those have either ‘no smoking’ areas or adequate mechanical ventilation.

The Group is in compliance with the Government’s request in respect of the charter. As part of its support for the charter, the Group is taking steps to ensure that:

(a)	investment schemes include requirements regarding charter compliance;

(b)	all new sites will be signed up to the charter; and

(c)	management training courses will cover the principles of the charter.

The Group has also recently introduced a ‘no smoking’ rule at the bar in certain of its properties. This is currently in place at Ember, Vintage Inns, Scream and Harvester sites and the intention is to implement the policy progressively to the rest of the sites.

Alcohol Harm Reduction Strategy

The Government has recently issued its National Alcohol Harm Reduction Strategy based on consultation carried out in 2003/04. The aim of this strategy is to prevent any further increase in alcohol-related harms in England and it contains a number of voluntary measures that aim to forge new partnerships between the health and police services, the drinks industry and local authorities and their communities. The Government proposes to take stock in 2007 of the effectiveness of the voluntary approach and may take additional steps, including legislation. It is too early to assess the impact that this strategy, if implemented, in the form of legislation or otherwise, may have on the regulatory environment in which the business operates or the impact that, if implemented, it would have on the results of the Group’s operation or financial condition.

Back to Contents

ENVIRONMENTAL POLICY

The Group recognizes that it is part of a wider community of employees, shareholders, customers, suppliers and others and recognizes that it has a responsibility to act in a way that respects the social, economic and environmental wellbeing of the wider world. Its business conduct guidelines set out the standards of behavior expected from those working for the Group. The Group’s Environmental and Social Responsibility policy is available on the Group’s website.

It is not possible to forecast the overall Group expenditure to comply with environmental laws and regulations; this reflects the difficulty in assessing the changing nature of laws and regulations. The Group expects, however, in light of its control procedures backed by insurance cover currently available, that it should be in a position to restrict such expenditure so that, although it may be considerable, it will be unlikely to have a material adverse effect on the Group’s financial position or results of operations.

TRADEMARKS

The Group owns a substantial number of registered service marks covering various aspects of its brands. The Company believes that its significant service marks are protected in all material respects in the markets in which it currently operates.

PROPERTY, PLANTS AND EQUIPMENT

Group companies own and lease property primarily in the United Kingdom. Over 99% of the net book value of land and buildings at September 30, 2003 is in the United Kingdom. Approximately 91% of the properties by value were directly owned, with 4% held under leases having a term of 50 years or longer.

Group properties include managed pubs, restaurants and leisure venues.

The Company believes that no single property is material to its operations or financial position.

In accordance with UK GAAP, properties are recorded in the balance sheet at cost or valuation less depreciation. Financial Reporting Standard 15 – Tangible Fixed Assets was implemented by the Group with effect from October 1, 1999. The transitional rules of this standard have been followed permitting the carrying values of properties as at October 1, 1999 to be retained. The most recent valuation was undertaken in the year ended September 30, 1999 and covered all properties then owned by the Group, other than leasehold properties having an unexpired term of 50 years or less. The valuations were undertaken by external valuers and the basis of valuation was predominantly existing use value and had regard to trading potential. Revaluations would not be permitted under US GAAP.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Until fiscal 2003, the Company did not constitute a separate legal entity but instead its businesses comprised part of the existing Six Continents Group. However, the Company’s consolidated financial statements have been prepared as though it had existed as a stand-alone group throughout the periods presented. While the Company believes that the financial information set out in its consolidated financial information for periods prior to Separation is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it always been an independently financed and managed public entity. In particular, the Company’s businesses historically were funded by Six Continents. Upon completion of the Separation, the Company had a significantly higher level of debt than it had at the end of the fiscal 2002, and accordingly, its interest charge increased in fiscal 2003 by £20 million.

The Company’s consolidated financial statements are prepared in accordance with UK GAAP. The financial statements also contain a description of how UK GAAP differs from US GAAP and a reconciliation of net income and shareholders’ equity under UK GAAP and US GAAP. This is set out in Note 31 of Notes to the Financial Statements.

Back to Contents

The acquisition of Six Continents by the Company was accounted for as a group reconstruction in accordance with Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6 (“FRS 6” and, together, the “Relevant Provisions”) using merger accounting principles. The strict application of the merger accounting principles in the Relevant Provisions would require the inclusion of the results of operations and cash flows of Six Continents as well as M and B Group in these financial statements. However, Six Continents was a subsidiary undertaking of the Company for only three days to effect the Separation in an efficient manner. This application of the Relevant Provisions would, in the opinion of the board of directors, not give a true and fair view because the financial statements would be misleading. Accordingly, the financial statements have been prepared as if M and B Group had been demerged from Six Continents and, in accordance with the principles of merger accounting, as if the businesses comprising M and B Group had been part of M and B Group for all periods presented or where appropriate, from their date of acquisition or to the date of disposal by Six Continents.

CRITICAL ACCOUNTING POLICIES UNDER UK GAAP AND US GAAP

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period. Actual results could differ from those estimates.

The Company believes the following critical accounting policies require significant judgement and/or the greatest use of estimates.

(i)	Tangible fixed assets

Under UK GAAP, the Group has tangible fixed assets with a net book value of approximately £3.5 billion as at September 30, 2003. These assets are held at cost or valuation less depreciation. The last valuation of properties was undertaken in 1999 and those valuations have been retained in the financial statements in accordance with applicable accounting standards. The Group now has a policy of not revaluing tangible assets. Under US GAAP, revaluations are not permitted. Under both UK GAAP and US GAAP, depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. Further information relating to the Group’s accounting for tangible assets is provided in Notes 2 and 31 of Notes to the Financial Statements.

Under both UK GAAP and US GAAP, the carrying value of tangible assets is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Under UK GAAP, where indicators of impairment exist, the carrying value of an income-generating unit (“IGU”) is assessed by reference to value in use, which is defined as the higher of present value of discounted cashflows and net realizable value. The outcome of such an assessment is subjective, and the result sensitive to the discount rates applied in calculating the value in use, which will be dependent on the type of asset and its location. Any impairment arising on an IGU, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired assets in that IGU with any excess being charged to the profit and loss account. Under US GAAP, the assessment of the IGU’s carrying value is by reference to undiscounted cashflows. To the extent that undiscounted cashflows do not support the carrying value, the fair value of the asset must be calculated and the difference to the current carrying value charged to the profit and loss account.

(ii)	Goodwill

Under UK GAAP, goodwill acquired since October 1, 1999 is capitalized and amortized over its useful economic life. Such goodwill is allocated to the IGUs and assessed for impairment as set out above.

For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 ‘Goodwill and Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill is capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. As explained in Note 31 of Notes to the Financial Statements, the Group

Back to Contents

performed initial and subsequent evaluations of its goodwill as at October 1, 2002 and September 30, 2003 respectively. An impairment charge was not required at either of these valuation dates.

Changes to the Group’s valuation methods and assumptions used for the purposes of impairment reviews could have a material effect on the presentation of the Group’s financial position and results of operations, particularly under US GAAP.

(iii)	Pensions

Under UK GAAP, the Group continues to account for pensions using SSAP 24 ‘Accounting for pension costs’. A different accounting treatment would result if the Group had chosen to apply FRS 17 ‘Retirement benefits’, as permitted by the relevant accounting standards. In particular, the deficit in the pension schemes, as measured on an FRS 17 basis, would be recognized on the balance sheet and there would be material differences in reported performance, as explained in Note 6 of Notes to the Financial Statements.

Under both UK GAAP and US GAAP, accounting for pensions involves judgement about uncertain events, including, but not limited to, discount rates and expected rate of return on plan assets. Calculation of the projected benefit obligations also has an important bearing on the amount of expense recognized in the profit and loss account, and also the balance sheet under US GAAP.

Under UK GAAP, actuarial valuations of the pension schemes are required to be carried out at least every three years; these determine the assumptions to be used and therefore the expense recorded in the profit and loss account. The latest actuarial valuations were made at March 31, 2002. Details of the assumptions used are included in Note 6 of Notes to the Financial Statements. The next actuarial valuation is due to be made as at March 31, 2004. Any resulting changes in the assumptions used including discount rates and expected rate of return on plan assets could have a material effect on the presentation of the Group’s financial position and results of operations in future years.

Details of the US GAAP adjustments relating to pensions are included in Note 31 of Notes to the Financial Statements. Under US GAAP, the projected benefit obligation is matched against the fair value of the plans’ assets and adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the year; determination of this obligation is therefore important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. The assumptions used may vary from year to year, which may affect future results of operations. Any differences between these assumptions and the actual outcome will also affect future results of operations measured under US GAAP.

NEW ACCOUNTING STANDARDS

Urgent Issues Task Force (“UITF” or the “Abstract”) 37 – Purchases and Sales of Own Shares, issued in October 2003, is effective for accounting periods ending on or after December 23, 2003. The Abstract requires a company’s holding of its own shares to be accounted for as a deduction in arriving at shareholders’ funds, rather than to be recorded as assets. Purchases and sales of own shares should be shown as changes in shareholders’ funds. Profits or losses should not be recognized in respect of dealings in a company’s own shares. UITF 37 is not expected to have a significant impact when it is applied in fiscal 2004.

UITF 38 – Accounting for ESOP Trusts, issued in December 2003, is effective for accounting periods ending on or after June 22, 2004. The Abstract changes the presentation of an entity’s own shares held in an ESOP Trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. This treatment is in line with that set out in UITF 37 (with respect to holdings of own shares). UITF 38 does not include any requirements concerning the recognition of the cost of awards to employees that take the form of shares or rights to shares. Those accounting requirements are now covered by UITF 17, as amended. UITF 38 is not expected to have a significant impact when it is applied in fiscal 2004.

Amendment to UITF 17 – Employee Share Schemes, issued in December 2003, is effective for accounting periods ending on or after June 22, 2004. The Abstract reflects the consequences for the profit and loss account of the changes in the presentation of an entity’s own shares held by an ESOP trust. Amended UITF 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of the award and the amount that an employee may be required to pay for the shares, i.e. the ‘intrinsic value’ of the award. The

Back to Contents

expense was previously determined either as the intrinsic value or, when purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. Amended UITF 17 is not expected to have a significant impact when it is applied in fiscal 2004.

Details of new US accounting standards which have not yet been adopted for the purposes of US GAAP are discussed in Note 31 of Notes to the Financial Statements.

OPERATING RESULTS

Fiscal 2003 Compared with Fiscal 2002

Executive Overview

The Group has a licensed property portfolio of 2,077 outlets. The Group’s operating strategy is focused on maximizing the cash returns above the cost of capital. Management looks to make the most of the valuable cash flows generated by the pubs, to reinvest in the maintenance and development of the estate for high returns and to pay dividends to shareholders.

Consistent with overall strategy, management, and the retail industry in general, considers sales growth and “same outlet like-for-like sales growth” to be key operational measures of performance. Same outlet like-for-like sales compares the sales reported by outlets fully operational in both of the fiscal years being compared. It removes the effect of acquisitions and disposals. The performance of uninvested outlets (removing those where development capital has been spent in the current or previous year) is also analyzed by management.

Gross margins remained broadly unchanged despite selective price reductions and increased promotional activity. This was achieved through a combination of negotiated lower purchase prices and the benefit of having an increased product range with a number of new, higher margin products. In addition, the Group has continued to deliver cost efficiencies to help offset increasing regulatory and other externally driven cost increases. Management has sought to improve staff productivity through the application of standardized sales forecasting and staff rostering processes and has focused on internal overhead reorganization and reduction.

Group

Total sales grew by 2.2% from £1,481 million in fiscal 2002 to £1,513 million in fiscal 2003, with food sales up 2.9% and drink sales up 0.2%. This reflects an improved second half trend resulting from the implementation of plans to drive sales volume and gross profits through range extensions to improve consumer choice combined with carefully targeted competitive pricing and promotional activity, as well as good summer weather. Outlets located in residential areas have continued to perform well with some recovery seen in the weaker high street (main street) and central London markets. Retail’s sales per outlet increased from approximately £14,200 per week in fiscal 2002 to £14,300 per week in fiscal 2003. Same outlet like-for-like sales for the year were down 0.4%, down 2.4% on an uninvested basis. In the last twenty weeks of the year, there was a significant improvement over the first half with same outlet like-for-like sales up 1.8% and uninvested like-for-like sales flat, down 0.1%. This performance also reflected continued strong performance in suburban pubs and restaurants throughout the year. First half weakness in the high street (main street) and central London markets began to reverse during the second half helped by increased sales and marketing activity and good summer weather.

SCPD turnover was £17 million against £6 million in fiscal 2002.

The Group is contractually obligated to purchase minimum quantities of beer from its tied beer supply contracts as a result of previous demerger and acquisition arrangements. These minimum purchase levels have fallen in the year and this has given the Group the flexibility to introduce new beer brands into the estate, in particular Stella Artois, which was in nearly 1,200 pubs by the year end. Many pubs now offer a choice of two or more draught beer brands in each of the main product categories which has allowed it to increase the value offered to the consumer through improved choice at a range of prices.

Management recognizes the need for effective promotional activity to maintain sales growth, but also monitors the impact on margins. By focusing promotional activity on those products that offer attractive margins, the benefit of mix improvements has helped to offset the margin investment, and more importantly, further increased cash gross profit.

Back to Contents

Price negotiations with suppliers have resulted in lower prices payable on certain products. These, together with the benefits from the increased product range allowing the Group to sell a number of new, higher margin products, have held gross margins broadly unchanged for the year as a whole despite price reductions and the increased promotional activity implemented during the second half.

Total operating costs and overheads less other income, excluding operating exceptional items, were £1,238 million in fiscal 2003 compared with £1,192 million in fiscal 2002. The Group has continued to deliver efficiencies in costs to help offset increasing regulatory and other externally driven cost increases. Staff productivity, an operational measure used by management to compare sales less staff costs with staff hours worked, improved by some 4.5% over the year through the application of standardized sales forecasting and staff rostering processes. Management has also focused on overhead reorganization and reduction, and implemented an overhead reduction plan in the second half of fiscal 2003. Externally driven costs from the increase in the National Minimum Wage, changes in legislation affecting holiday pay and employer’s National Insurance contributions and increases in business rates, together with the increased costs of pension provision and insurance, totaled £18m.

Total operating profit before operating exceptional items in fiscal 2003 amounted to £275 million, compared with £289 million in fiscal 2002. Operating profit from the Retail ongoing estate at £273 million was down 5.2% on fiscal 2002 primarily as a result of the regulatory and other external cost increases noted earlier. SCPD operating profit for the year was up £1m on the previous fiscal year at £2 million due to the completion of additional development contracts in the year.

Exceptional operating costs of £5 million were incurred during the year; £1 million of abortive acquisition fees in relation to the potential acquisition of the Scottish & Newcastle retail estate and £4 million of operating expenses relating to the Securitization of the business which was completed after the year end. In addition, the Group incurred non-operating exceptional costs of £42 million; £32 million relating to the separation of the business from Six Continents and £10 million of bid defense costs in respect of CMI plc’s failed takeover attempt of Six Continents PLC in March 2003.

Net Interest

Net interest payable, before exceptional costs of £8 million (see below), was £55 million in fiscal 2003, comprising net external interest of £32 million and net amounts payable to Six Continents Group of £23 million. In fiscal 2002, net interest payable was £43 million, substantially all of which related to net amounts payable to Six Continents Group.

The change in the interest cost profile is directly linked to the restructuring of the Group. Prior to Separation, the Group was principally funded by inter-company loans from Six Continents PLC that bore interest at commercial rates. On Separation, the inter-company debt was repaid and replaced with external debt of around £1.3 billion under a syndicated loan facility agreement. The interest charge before exceptional items since Separation has reflected the terms of this external floating rate borrowing plus the amortization of £4 million of the facility fees incurred in connection with their arrangement. Of the total facility fee cost of £15 million, £4 million has been amortized through the ‘normal’ interest line during fiscal 2003 in accordance with the period of the original facilities and £8 million has been reflected as an exceptional cost to reflect the accelerated write-off of these fees required due to the early repayment of the borrowings on Securitization. The remaining balance of £3 million will be expensed in fiscal 2004.

Taxation

The tax charge in fiscal 2003 represented an effective rate of 24.2% compared with 32.7% in fiscal 2002.

Excluding the effect of major exceptional items, the tax rate in fiscal 2003 was 32.3%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Back to Contents

Earnings

In fiscal 2003, earnings totaled £125 million compared with £164 million in fiscal 2002. Basic earnings per share were 17.0 pence, compared with 22.3 pence in fiscal 2002. After eliminating the effect of the exceptional items in fiscal 2003, the adjusted earnings per share were 20.3 pence. Diluted earnings per share, which reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes, were 17.0 pence in fiscal 2003 compared with 22.3 pence in fiscal 2002.

As explained above, significant changes were made to the financing structure of the Group on Separation which resulted in the replacement of inter-company balances owed to Six Continents with external debt. In addition, the Group no longer benefits from the Six Continents tax arrangements that were in place prior to Separation. Therefore, in order to provide an indication of the underlying performance of the Group, underlying earnings per share are presented below, which are calculated to exclude major exceptional items and on the basis that the post Separation financing and taxation structure had been in place since October 1, 2002. This non-UK GAAP information was presented to UK shareholders and management considers it important that US shareholders are provided with the same information.

	Year ended September 30, 2003			Year ended September 30, 2002
	As reported	Adjustments	Underlying	As reported	Adjustments	Underlying

	(£ million)
Profit before interest	228	47 (i)	275	287	—	287
Interest (ii)	(63)	(13)	(76)	(43)	(43)	(86)
Tax (iii)	(40)	(24)	(64)	(80)	15	(65)

Earnings available for shareholders	125	10	135	164	(28)	136

Basic earnings per share (iv)	17.0p	1.4p	18.4p	22.3p	(3.8)p	18.5p

(i)	This adjustment adds back major exceptional items as explained in Note 7 of Notes to the Financial Statements.
(ii)
The interest adjustment has been calculated by reference to the average indebtedness that would have arisen from the post Separation capital structure using the interest rates that would have applied in the relevant periods under the Group’s post Separation external borrowings arrangements.

(iii)
The tax adjustment has been calculated to reflect the underlying interest charge and excludes the benefits arising from the tax arrangements of the Six Continents Group. The effective tax rate implied by the underlying tax charge is 32.3% (2002 32.2%).

(iv)	Calculated by dividing earnings available for shareholders by 735 million (2002 734 million) shares, being the weighted average number of ordinary shares in issue during the year.

Cash Flow and Capital Expenditure

Net cash inflow from operating activities of £306 million was £65 million lower than in fiscal 2002. This decrease was due to additional pension contributions of £27 million and Separation costs paid of £36 million. Net interest cash outflows increased from £43 million in fiscal 2002 to £65 million in fiscal 2003 primarily due to the payment of £15 million facility fees in connection with the Group’s new external bank facilities. Taxation cash outflows in fiscal 2003 reduced to £44 million as the Group obtained a cash flow benefit from the tax arrangements of Six Continents. Capital expenditure reduced to £151 million in fiscal 2003 from the prior year of £256 million. The main reasons for the decrease in capital expenditure was the reduction in costs on the conversion of the former Allied Domecq pubs to the Group’s brands and formats which was £13 million (compared to £55 million in fiscal 2002) and the focus of the Group on lower cost brand conversions. Capital inflows increase to £48 million from £30 million benefiting from selective site disposals.

The Group had net debt of £1,267 million following Separation and the £702 million return of capital to Six Continents’ shareholders in April 2003. This was reduced to £1,228 million at the year end, resulting in a balance sheet gearing ratio of 59%.

Back to Contents

Retail

At September 30, 2003 Retail’s high quality estate consisted of 2,077 outlets of which 2,047 were managed. Of these, 1,223 were branded outlets, with 1,180 outlets across residential and city center locations throughout the United Kingdom and 43 sites in Germany. Retail continued its program of converting outlets to brands and formats in fiscal 2003. The capital investment program has been focused on maintaining the high quality of the estate and adding incremental returns through expansionary investment where opportunities arise. Of the £151 million gross capital expenditure, £73 million was accounted for by expansionary investment. A total of 134 expansionary projects were completed on existing outlets and 14 new site acquisitions opened. Management considers the incremental pre-tax returns to be an important operational measure of the Group’s investment strategy. Investment in fiscal 2003 delivered pre-tax returns well above the Group’s cost of capital. The Group believes this is due to the careful evaluation of capital expenditure across the whole estate. The average capital investment in development projects is some £240,000 and around £2 million per site acquisition.

Pubs and Bars

Turnover. At September 30, 2003 the Pubs and Bars estate consisted of 1,417 outlets, of which 649 were branded outlets, compared with September 30, 2002 when the estate consisted of 1,436 outlets, of which 595 were branded outlets. Turnover in 2003 grew by 1.3% to £877 million, with drink sales up 1.1% and food sales up 4.7% compared with 2002. The strongest performance was in the residential estate led by Ember Inns and Sizzling Pub Co. These drink-led brands with their distinctive food offers continue to prove a strong competitive offer in the local market. Trading conditions in the high street and central London have remained more difficult, although some recovery has been seen in the second half. Overall, uninvested like-for-like sales were down 3.1%, down 0.2% on a same outlet like-for-like basis.

Operating Profit. Operating profit before exceptional items of £177 million was 6.8% down on last year due to the effects of regulation and difficult trading in central London and the high street markets to which the Pubs & Bars division is more exposed.

Restaurants

Turnover. At September 30, 2003 the Restaurants estate consisted of 660 outlets, of which 574 were branded outlets, compared with September 30, 2002, when the estate consisted of 669 outlets, of which 572 were branded outlets. Turnover of £619 million in 2003 was up by 1.6% on the prior year, with drink sales flat and food sales up 2.6% compared with 2002. The suburban residential market remained the strongest led by Toby Carvery and Vintage Inns. The high street brands are largely located in central London and their trading performance was influenced by the general weakness in this market. Uninvested like-for-like sales were down 1.5%, down 0.8% on a same like-for-like basis.

Operating Profit. Operating profit before exceptional items for the Restaurants division of £96 million was 2.0% down on 2002 as a result of external cost increases and the difficult London market, although this was partially mitigated by strong trading in the suburban residential market.

SCPD

Turnover. Turnover in fiscal 2003, related to revenue from the sale of land and rental revenue of £17 million, compared with £6 million in fiscal 2002.

Operating Profit. Fiscal 2003 reflected profit of £2 million arising from the sale of land and rental revenue.

Fiscal 2002 Compared with Fiscal 2001

Group

Total turnover from continuing operations fell by 5.2% from £1,562 million in fiscal 2001 to £1,481 million in fiscal 2002. This decline in turnover was due to the fact that the Group disposed of 988 smaller unbranded outlets with limited growth potential as managed pubs to Nomura in fiscal 2001. Turnover in the Retail ongoing estate (comprising Pubs & Bars and Restaurants, but excluding Inns and other and SCPD) of £1,475 million was,

Back to Contents

however, up 5.7% on the previous fiscal year, with food sales up 9.8% and drink sales up 4.4%. This performance reflected a strong performance in the suburban pubs and restaurants, being partially offset by difficult trading conditions in London and on the high street (main street). The performance in London pubs and bars was particularly impacted by the downturn in the financial services industry and the reduced number of overseas visitors to the capital.

Retail’s sales per outlet increased from £13,900 per week in fiscal 2001 to just over £14,200 per week in fiscal 2002, and invested like-for-like sales were up 2.0%. The number of outlets trading in excess of £20,000 per week increased from 350 in fiscal 2001 to 370 in fiscal 2002, an increase of 5.7%. Despite an estimated £19 million increase in regulatory driven costs, Retail was able to defend its margins through a combination of increased staff productivity, purchasing gains and price increases above inflation. As a consequence of these factors, and the effects of the poor weather during the 2002 summer compared to the previous year, core uninvested outlets like-for-like sales were down 1.5%. SCPD turnover was £6 million against £5 million in fiscal 2001.

Costs and overheads, less other income in fiscal 2002 were £1,192 million, compared with £1,256 million in fiscal 2001. The main reason for the reduction in costs was due to the disposal of 988 smaller outlets to Nomura. Costs and overheads less other income in the Retail ongoing estate were £1,187 million in fiscal 2002, compared with £1,122 million in the previous fiscal year, an increase of 5.8%. A number of costs increased sharply largely as a result of changes in Government regulations. The national minimum wage was increased from £3.70 to £4.10 in October 2001, which resulted in around £9 million of incremental staff costs. There were also increases in holiday pay entitlement, energy costs, business rates and property rentals. Depreciation charges increased as a result of Retail’s high level of expansion capital expenditure in recent years.

Total operating profit in fiscal 2002 amounted to £289 million, compared with £306 million in fiscal 2001. Operating profit from the Retail ongoing estate at £288 million was up 5.1% on fiscal 2001. SCPD operating profit for the year was in line with the previous fiscal year at £1 million.

The non-operating exceptional loss in fiscal 2002 of £2 million was due to disposal of fixed assets. The non-operating exceptional loss of £36 million in fiscal 2001 related to the disposal of 988 smaller unbranded pubs from the Retail estate and was treated as a major exceptional item and excluded from the calculation of adjusted earnings per share.

Net Interest

Net interest payable in fiscal 2002 was £43 million and included an amount of £44 million payable to Six Continents Group and of £1 million of external interest received. In fiscal 2001, net interest payable was £58 million, of which £58 million related to net interest payable to Six Continents Group and external interest payable of £1 million, net of external interest receivable of £1 million.

External interest received in fiscal 2002 and fiscal 2001 related to cash and current asset investment balances held during the year and external interest payable in fiscal 2001 related to loan note interest.

Taxation

The tax charge in fiscal 2002 represented an effective rate of 32.7% compared with 30.8% (excluding the impact of the major exceptional items) in fiscal 2001.

Excluding the effect of major exceptional items and prior year items, the tax rate in fiscal 2002 was 32.5%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings

In fiscal 2002, earnings totaled £164 million compared with £130 million in fiscal 2001. Earnings for 2001 included the contribution from the 988 outlets sold to Nomura in fiscal 2001. Earnings per share were calculated by dividing earnings for the fiscal year by the number of M and B ordinary shares estimated to be outstanding following the consolidation of M and B shares and are therefore not indicative of the Group’s earnings per share

Back to Contents

following Separation. Basic earnings per share were 22.3 pence, compared with 17.7 pence in fiscal 2001. Diluted earnings per share, which reflect the number of options estimated to be outstanding on Separation, were 22.3 pence in fiscal 2002 compared with 17.7 pence in fiscal 2001.

Cash Flow and Capital Expenditure

Group operating cash inflow, after net capital expenditure, of £145 million was £89 million higher than in fiscal 2001. This increase was due to the reduced level of net capital expenditure for the Group’s continuing operations, which reduced to £226 million from the prior year of £288 million. During fiscal 2002, Retail spent £163 million (compared to £224 million in fiscal 2001) on outlet acquisitions, conversions and expansion, which included £55 million (compared to £102 million in fiscal 2001) on the conversion of the former Allied Domecq pubs to the Group’s brands and formats.

Group net debt at the end of the period amounted to £817 million, resulting in a balance sheet gearing ratio of 34%.

Retail

At September 30, 2002 Retail’s high quality estate consisted of 2,105 outlets of which 2,083 were managed. Of these, 1,167 were branded outlets, with 1,126 outlets across residential and city center locations throughout the United Kingdom and 41 sites in Germany. Retail continued its program of converting outlets to brands and formats and, in fiscal 2002, 198 conversions were completed, of which 75% were converted to suburban brands and formats where Retail continued to focus the majority of its development expenditure. Of the 550 former Allied Domecq sites acquired in October 1999, 401 had been converted to the Group’s brands and formats.

Pubs & Bars

Turnover. At September 30, 2002 the Pubs & Bars estate consisted of 1,436 outlets, of which 595 were branded outlets, compared with September 30, 2001 when the estate consisted of 1,428 outlets, of which 443 were branded outlets. Turnover of £866 million grew by 4.1%, with drink sales up 4.4% and food sales up 6.5% compared with September 30, 2001. Sales growth was particularly strong in the residential pub market, led by Ember Inns and Scream. Sales per outlet grew from around £11,700 per week in fiscal 2001 to just over £12,100 per week in fiscal 2002, an increase of 3.4%. Trading in the city center drink market was weaker due to increased competition, and the performance of London pubs and bars was impacted by the economic downturn as a consequence of the downturn in the financial markets and a reduced number of overseas visitors to London. Overall uninvested like-for-like sales were down 2.7%, with branded outlets down 1.1% and the unbranded outlets down 3.8%.

Operating profit. Food and drink margins were held in line with fiscal 2001, but employment costs as a percentage of sales increased by 0.7 percentage points, reflecting the increased regulatory cost of employment imposed by the UK Government (including the UK National Minimum Wage and UK employment taxes). Operating profit of £190 million was up 1.6% on fiscal 2001.

Restaurants

Turnover. At September 30, 2002 the Restaurants estate consisted of 669 outlets, of which 572 were branded outlets, compared with September 30, 2001, when the estate consisted of 639 outlets, of which 524 were branded outlets. Turnover of £609 million was up by 8.0% on the previous year, with drink sales up 4.7% and food sales up 10.8% compared with September 30, 2001, reflecting a strong performance in the suburban pub restaurants sector, led by Toby Carvery and Vintage Inns. Sales per outlet grew from around £18,300 per week in fiscal 2001 to just over £18,900 per week in fiscal 2002, an increase of 3.3%. Invested like-for-like sales were up 2.5%; however uninvested like-for-like sales were down 0.4%.

Operating profit. Despite difficult trading conditions experienced in the city center food-led outlets due to the high proportion of outlets located in London, operating profit of £98 million was 12.6% ahead of fiscal 2001.

Back to Contents

SCPD

Turnover. Turnover in fiscal 2002 related to revenue from the sale of land and rental revenue of £6 million, compared with £5 million in fiscal 2001.

Operating profit. Fiscal 2002 reflected profit of £1 million arising from the sale of land and rental revenue. Fiscal 2001 reflected a profit of £1 million, which primarily related to profit taken on the sale of an option to Rank Hovis for the purchase of part of the Centrum West development.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Following separation from Six Continents in April 2003, the Group’s sources of liquidity consisted of cash generated from operations and available financing facilities of £1,500 million. The total net debt in the Group at September 30, 2003 was £1,228 million.

On November 13, 2003 the Group refinanced its debt through the completion of an offering of debt secured against the majority of its UK pubs and restaurants business. The refinancing was effected through the issuance of £1,900 million of secured loan notes by a wholly- owned Group company, Mitchells & Butlers Finance plc. The funds raised were used to repay the existing amounts outstanding under the facility agreement of £1,243 million, meet the refinancing costs, make special contributions to the pension schemes and return surplus funds of £501 million to shareholders by way of a special dividend of 68p per share, paid on December 8, 2003.

The terms of the key contracts for the Securitization arrangements are summarized in “Item 10. Additional Information – Material Contracts”.

The Securitization provides the Group with long-term financing at a cash interest cost of 6% through a range of fixed rate notes and floating rate notes that have been hedged into fixed rate sterling using interest rate and currency swaps. More detail on these arrangements, including details of the note interest rates and the principal and interest flows, is provided in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Following completion of the Securitization transaction and repayment of outstanding borrowings, the Group’s £1,500 million syndicated financing facility was canceled.

The Group also benefits from a £60 million working capital facility, provided by The Royal Bank of Scotland.

Net operating cashflow in the financial year before exceptional items and after capital expenditure and disposals was £241 million (2002: £145 million). Taking into account the anticipated levels of internal cash generation and available facilities, the Group is satisfied that it has sufficient resources to meet its operating requirements and fund future capital expenditure, projected at £160 million for fiscal 2004.

The Group has established policies in respect of its investment of surplus funds. Credit risk on treasury transactions is reduced by restricting investment to counterparties with a minimum credit rating of A, utilizing pre-authorized Board limits for each counterparty.

Exchange and Interest Rate Risk and Financial Instruments

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. Current policy in respect of interest rate risk is to fix the cost on all Group debt. All treasury activities are governed by Board Treasury Policy Guidelines and the treasury department is subject to regular review by the internal audit department. Authorized treasury instruments for the management of risk are interest rate swaps, interest rate options, forward rate agreements and currency swaps.

Further qualitative and quantitative information on treasury management and interest rate risk is disclosed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Back to Contents

Commitments Under Operating Leases

At September 30, 2003 the Group had commitments under noncancelable operating leases as follows:

September 30, 2003

(£ million)
Due within one year	46
One to two years	42
Two to three years	39
Three to four years	38
Four to five years	37
Thereafter	629

831

Material Commitments for Capital Expenditure

As at September 30, 2003 the Group had committed contractual capital expenditure of £20 million. Contracts for expenditure on fixed assets are not authorized by the Directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

The Company intends to invest approximately £160 million of gross capital expenditure in fiscal 2004. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations. Individual asset capital plans are also reviewed to assess the appropriateness of the projects and their timing.

The total cash capital expenditure by the Group in fiscal 2003, 2002 and 2001 was £151 million, £256 million and £314 million, respectively.

Pension Plan Commitments

As part of the Separation, the Company became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan (the “Plans”). Approximately 30% of the assets and liabilities of these Plans were transferred to the new InterContinental Group Plans and Britvic Group Plans with effect from April 1, 2003. Following April 1, 2003, the Company continued to be exposed to the funding risks in relation to the defined benefit sections of the Plans as explained in “Item 3. Key Information – Risk Factors”.

Both of these approved schemes were last formally valued as at March 31, 2002, but there have been substantial changes in stock market performance since then. Informal figures determined by the schemes’ actuary as at September 30, 2003 showed the staff scheme’s and executive scheme’s defined benefits respectively to be funded at 122% (i.e. £111.6 million surplus) and 113% (i.e. £22.6 million surplus) on the statutory minimum funding requirement and 84% (i.e. £120 million deficit) and 87% (i.e. £31 million deficit) on an ongoing basis before the payment of £35 million extra contributions as a result of the Securitization. The actuary has recommended, in relation to the staff scheme defined benefits, that for future service accrual, employers contribute at a rate of 11%. The corresponding recommended percentage in relation to the executive scheme is 27.1%. These rates have been implemented from October 1, 2002. Further funding requirements will be determined as at March 31, 2004 following the actuarial valuation that has been brought forward by one year.

Back to Contents

TREND INFORMATION

Trading

The improving trend in trading, as noted at the end of fiscal 2003, has continued into the first quarter of fiscal 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Company is provided by the board of directors, comprising Executive and Non-Executive directors, and the other senior management members of the Executive Committee.

Name	Title	Initially appointed to the Board	Date of next reappointment by shareholders

Directors
Mike Bramley	Managing Director, Pubs and Bars	2003	2005
Roger Carr	Non-Executive Chairman	2003	2005
Tim Clarke	Chief Executive	2003	2005
George Fairweather	Non-Executive Director	2003	2006
Tony Hughes	Managing Director, Restaurants	2003	2006
Sir Tim Lankester	Non-Executive Director	2003	2006
Karim Naffah	Finance Director	2003	2007
Sara Weller	Senior Independent Non-Executive Director	2003	2007

As all the above Directors were appointed during the year, all stood for re-appointment at the Annual General Meeting on February 12, 2004. One-third of the Directors will retire by rotation each year.

Senior Management Team
John Butterfield	Strategy Director
Bronagh Kennedy	Company Secretary, HR Director and General Counsel
Adam Martin	Marketing Director
Richard Pratt	Commercial Director
Bill Scobie	Deputy Finance Director
Alison Wheaton	Portfolio Director

Directors

Mike Bramley, aged 52, Managing Director, Pubs and Bars (i)

Mike Bramley is the Managing Director of the Pubs and Bars division. Having been a director of Six Continents Retail, he became a Director of the Company upon Separation. He has been Managing Director, Pubs & Bars since September 2002. In over 20 years with Bass/Six Continents, he worked in a variety of roles in the pubs and brewing businesses. In 1995, he became Commercial Director of Bass Taverns and in 1998, was appointed HR and Commercial Director of Bass Leisure Retail (later Six Continents Retail). He is a director of the British Beer & Pub Association.

Roger Carr, aged 57, Non-Executive Chairman (ii)

Roger Carr is the Chairman of the Company. He became Chairman at the time of the Separation, at which time he was the senior independent non-executive director of Six Continents PLC. He is Deputy Chairman of Cadbury Schweppes plc and non-executive director of Centrica plc. He is senior adviser to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the CBI Council and the Industrial Development Advisory Board of the Department of Trade and Industry.

(i)	A member of the Executive Committee.
(ii)	Following the year end, Mr Carr resigned from the Audit and Remuneration Committees, see page 45.

Back to Contents

Tim Clarke, aged 46, Chief Executive (i)

Tim Clarke is the Chief Executive. He has been the Chief Executive since the Separation, having previously held the same role in Six Continents PLC since October 2000. He chairs the Executive Committee. Between 1995 and 2000 he was Chief Executive of Bass Retail, which now constitutes the business of Mitchells & Butlers plc. He joined Bass in 1990, initially responsible for planning in the retail division. He was subsequently Director of Strategy for Bass PLC and Managing Director of Bass’ European Hotels between 1992 and 1995. He is a director of the British Beer & Pub Association, having been chairman for 2002.

George Fairweather, aged 46, Non-Executive Director (ii)

George Fairweather is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, he chairs the Audit Committee. He is group finance director of Alliance UniChem plc.

Tony Hughes, aged 55, Managing Director, Restaurants (i)

Tony Hughes is the Managing Director of the Restaurants division. Having been a Director of Six Continents Retail, he became a Director of the Company on its separation from Six Continents in April 2003. He has been Managing Director, Restaurants since 2000. In 1995, he joined Six Continents (then Bass) following senior management roles at B&Q, Whitbread and J.A. Devenish. In 2002 he was voted Retailers’ Retailer Individual of the Year by the pub and restaurant industry and in 2001 he received the Hotel and Caterer “Catey” for the Pub Industry Award. He is a trustee of the British Institute of Innkeeping.

Sir Tim Lankester, aged 61, Non-Executive Director (ii)

Sir Tim Lankester is a Non-Executive Director of M and B. Appointed a Non-Executive Director in May 2003, he is President of Corpus Christi College, Oxford. From 1973 to 1995 he was a member of the Civil Service rising to be Deputy Secretary of H.M. Treasury, Permanent Secretary, Overseas Development Administration, Foreign and Commonwealth Office and Permanent Secretary, Department for Education. He served as Private Secretary at 10 Downing Street to Rt Hon James Callaghan and Rt Hon Margaret Thatcher and represented the United Kingdom on the Boards of the World Bank and the IMF. Since leaving the Civil Service he has been director, School of Oriental and African Studies, London University and deputy chairman of the British Council.

Karim Naffah, aged 41, Finance Director (i)

Karim Naffah is the Finance Director. Having been Strategy Director of Six Continents PLC, he became Finance Director of the Company upon Separation. In 1991, he joined Six Continents (then Bass) becoming its Director of Strategic Planning in 1992. In 2000, he became Strategy Director for that group and a member of the Strategic Business Committee and the executive committees of the Hotels and Retail divisions. He also held responsibility for the property development and IT functions.

Sara Weller, aged 42, Non-Executive Director (ii)

Sara Weller is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, she chairs the Remuneration Committee and is the Senior Independent Non-Executive Director. She is Deputy managing director of J. Sainsbury plc with responsibilities including UK strategy, brand and format marketing, customer management and human resources. She also manages “Sainsbury’s to you” and Sainsbury’s Bank.

Senior Management, Members of the Executive Committee

The following senior management, together with the Executive Directors, are responsible for reviewing the Group’s strategy and policy and for monitoring their implementation:

(i)	A member of the Executive Committee.
(ii)	A member of the Audit and Remuneration Committees.

Back to Contents

John Butterfield, Strategy Director

John Butterfield, aged 39, is M and B’s Strategy Director. He joined Bass (later Six Continents) in February 1999 and transferred to the retail business in May 2000 to take up the position of Director of Strategic Planning. He was previously employed by Bain & Company (management consulting) and Standard Chartered/West LB (investment banking).

Bronagh Kennedy, Company Secretary, HR Director and General Counsel

Bronagh Kennedy, aged 40, is M and B’s Company Secretary, Human Resources Director and General Counsel. She is a qualified solicitor and joined the Bass (later Six Continents) retail business in April 1995. She became the Director of Legal Affairs for the retail business in 2000 and in 2002 she was appointed Human Resources Director and General Counsel for the retail business. Previously, she was employed with Allen & Overy.

Adam Martin, Marketing Director

Adam Martin, aged 40, is M and B’s Marketing Director. He joined the Bass (later Six Continents) Group in 1996 and became Marketing Director of the retail business in 1999, with responsibility for all aspects of marketing and promotion. He was previously employed at Gemini Consulting and Cadbury Limited.

Richard Pratt, Commercial Director

Richard Pratt, aged 48, is M and B’s Commercial Director with responsibility for Supply Chain, Electronic Leisure and Pub Food Development. He joined the Bass (later Six Continents) retail business in 1994 in the position of Catering Retail Director, having previously worked for Diageo plc.

Bill Scobie, Deputy Finance Director

Bill Scobie, aged 55, is M and B’s Deputy Finance Director. He joined the Bass (later Six Continents) Group in 1973 as a trainee accountant. He has held various senior financial positions within a number of divisions of the Group. In 1988, he was made Commercial Director for Bass UK and has been Finance Director for the retail business since 1989. He is a qualified chartered accountant.

Alison Wheaton, Portfolio Director

Alison Wheaton, aged 40, is M and B’s Portfolio Director. She joined the Bass (later Six Continents) retail business in 1997 as Director of Strategic Planning, then became Operations Director for London and Venues and was appointed to Six Continents’ retail business as Portfolio Director with responsibility for Estates, Acquisitions, Construction and Portfolio Planning in 2002. She was previously employed with Pepsi Cola, Lever Brothers and Morgan Stanley.

Other Principal Directorships

The details of those organizations outside the Group of which the Directors and Senior Management Team are currently directors are as follows:

Directors	Other Directorships/Trusteeships
Mike Bramley	British Beer and Pub Association
Roger Carr	Cadbury Schweppes PLC Centrica PLC
Tim Clarke	British Beer and Pub Association
George Fairweather	Alliance UniChem PLC
Tony Hughes	British Institute of Innkeeping
Sir Tim Lankester	Corpus Christi College, Oxford
Karim Naffah	—
Sara Weller	J Sainsbury PLC

Back to Contents

Senior Management

None of the Senior Management Team held directorships outside of the Group during the period to September 2003.

COMPENSATION

In fiscal 2003, M and B paid aggregate compensation, including pension contributions, bonuses and awards under the long-term incentive plans, to the Directors of M and B and members of the Executive Management Committee of £5,721,000. The aggregate amount set aside or accrued by M and B Group in fiscal 2003 to provide pension retirement or similar benefits for those individuals was £333,000. An amount of £2,423,000 was charged in fiscal 2003 in respect of bonuses payable to them under performance related cash bonus schemes and long-term incentive plans.

As part of the terms of Separation, the Company agreed to provide share awards to Tim Clarke in December 2003 and December 2004 to meet the entitlements he had accrued respectively under the Six Continents Special Deferred Incentive Plan for 2001/2 and 2002/3 to date of Separation.

The following are details of the principal employee schemes in which the Company’s Directors and members of the Executive Committee participated during fiscal 2003.

Executive Share Option Schemes (“EXSOP”)

At the discretion of the Remuneration Committee, grants of EXSOP options are normally made annually to senior executives. Grants are scaled according to seniority and for Executive Directors the maximum value of shares over which options may be granted in any year is two times salary. In determining the level of grant, the Company will take into account the level of awards made under the Performance Restricted Share Plan, so as to remain within the limits set out below.

The grant of options is restricted so that in each year the aggregate of (i) 25% of the market value of the ordinary shares over which an option is granted under EXSOP and (ii) 33% of the market value of the ordinary shares over which an award is made under the Performance Restricted Share Plan, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. These limits may only be exceeded in special circumstances.

A performance condition, set by the Remuneration Committee, has to be met before options can be exercised. For options granted in 2003 only, the Company’s earnings per share (“eps”) over the three year performance period must increase by at least 4 percentage points per annum over the growth in the UK Retail Prices Index (“RPI”) before options can be exercised in full and reduced exercises will be permitted for lower levels of eps growth, as follows:

If eps growth over the performance period exceeds the growth in RPI by 3 percentage points per annum on average over the performance period, two-thirds of the ordinary shares under option will become exercisable. One-third of the ordinary shares under option will become exercisable for eps growth exceeding the RPI by at least 2 percentage points per annum on average over the performance period.

For options granted in 2003, retesting will be permitted once only, 12 months after the end of the performance period, with measurement from the original base year. If the performance target is not then met, the relevant options will lapse, otherwise the options will normally lapse ten years after the date of grant.

Executive share options are not pensionable.

Short Term Deferred Incentive Plan (“STDIP”)

At the discretion of the Remuneration Committee, the Executive Directors may receive all or part of their annual performance bonus in the Company’s shares. A bonus award of shares will be deferred for 12 months. If the Director is in the Company’s employment at the end of that period, matching shares may be awarded of up to 0.5 times the deferred shares. Bonus and matching shares are normally released in three equal tranches on the

Back to Contents

first, second and third anniversaries of the bonus award date, provided the Director remains in the Company’s employment. STDIP benefits are not pensionable.

Performance Restricted Share Plan (“PRSP”)

The PRSP allows Executive Directors and eligible employees to receive awards of shares or cash subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is measured over a three year period. For the cycle to September 30, 2003, the measure was based on the achievement of budgeted cost savings and the awards were made in cash. For the cycle to September 30, 2004 the award will be measured by reference to the Company’s Total Shareholder Return (“TSR”) performance relative to that of a comparator group of other companies over the same period. For the 2002/05 cycle, 50% of the award will be measured by reference to the TSR performance.

If the Company finishes in first to sixth positions in the group, an award will vest, graded between 100% of the TSR element of the award for first or second to 20% for sixth position. Below sixth position the award relating to TSR lapses.

The vesting of the other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (“cash ROCE”) exceeds its weighted average cost of capital (“WACC”) over the performance period. The award for this element of the performance measure will be graded so that if the amount by which the cash ROCE exceeds the WACC over the performance period is at least 4.5 percentage points, 100% of the cash ROCE element of the award will vest, whereas if the excess is 3 percentage points, 20% of the award will vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points there will be no award in respect of this element.

TSR was chosen as a measurement because the Company believes it allies the interest of management with that of shareholders. The cash ROCE measure was chosen to motivate the Executive Directors to increase the cash returns generated by the business and to reduce the overall cost of funding the Company, thereby maximising the spread between the two and increasing shareholder value.

Benefits under PRSP are not pensionable.

Rolled Over Options

On Separation, the Group’s executives, including the Executive Directors, with outstanding options under the Six Continents Executive Share Option Schemes were permitted to roll over those options into options of equivalent value over the Company’s shares. The rolled over options are not subject to a performance condition.

Other Share Plans

Executive Directors may participate in the all-employee plans, the Sharesave Plan and the Share Incentive Plan, but performance targets do not apply to such plans.

Back to Contents

BOARD PRACTICES

General

The Board is committed to compliance with the principles of good governance and code of best practice appended to the Listing Rules (the Combined Code on Corporate Governance of the UK Listing Authority). It also monitors new developments in the United Kingdom, the rest of Europe and the United States in order to maintain continuing compliance with best practice international corporate governance standards. The Board is aware of the revisions to the Combined Code on Corporate Governance for companies with fiscal years beginning on or after November 1, 2003 (the “Revised Code”) and is taking steps to comply in those areas where it does not already do so.

The Board has responsibility for the strategic direction, development and control of the Group and meets regularly. All the Directors have access to the advice and services of the Company Secretary and are able to gain access to external independent advice should they wish to do so.

An appropriate balance of executive and non-executive members of the Board is maintained and the Board is supplied with regular and timely information concerning the activities of the Group in order to enable it to exercise its responsibilities and control functions in a proper and effective manner. In view of the requirement of the Revised Code that at least half the Board, excluding the Chairman, should comprise independent Non-Executive Directors, the Board intends to appoint an additional Non-Executive Director in 2004.

The Company maintains an active investor relations program.

Board Committees

M and B has four formally constituted committees to carry out work on behalf of the Board: an Audit Committee and a Remuneration Committee, both of which comprise Non-Executive Directors only; a Nomination Committee which comprises Non-Executive Directors and an Executive Director; and an Executive Committee which comprises Executive Directors and senior management. The Committees each have written terms of reference approved by the Board which are on the Company’s website.

(i)	Audit Committee

The Audit Committee is chaired by George Fairweather and consists of the three independent Non-Executive Directors. The Audit Committee wishes to retain the knowledge, experience and judgement of the Chairman but, reflecting the recommendation of the Smith Committee, Roger Carr has resigned from the Audit Committee since the year end and will attend at the invitation of the Audit Committee’s Chairman. The Audit Committee meets at least four times a year.

The Audit Committee assists the Board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its financial position and that M and B’s published financial statements represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal financial controls, risk management and compliance procedures are in place. The auditors attend its meetings, as does the Finance Director and the Director of Group Assurance, who has direct access to the Chairman of the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee consists of the three independent Non-Executive Directors and is chaired by Sara Weller. The Remuneration Committee wishes to retain the knowledge, experience and judgement of the Chairman of the Board but, reflecting the recommendation of the Revised Code, Roger Carr has resigned from the Remuneration Committee since the year end and will attend by invitation of the Remuneration Committee’s Chairman. The Remuneration Committee is expected to meet at least three times a year. The Human Resources Director has direct access to the Chairman of the Remuneration Committee. The Remuneration Committee advises the Board on overall remuneration policy as well as succession planning, management and development. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from

Back to Contents

external consultants and the Human Resources Director, the remuneration packages of the Executive Directors. The remuneration of the Non-Executive Directors is determined by the Board.

(iii)	Nomination Committee

The Nomination Committee is chaired by the Chairman of the Board, and throughout fiscal 2003 its other members were the Senior Independent Director, one other Non-Executive Director and any one Executive Director. This committee carries out the selection process for the appointment of Executive and Non-Executive Directors to the Board and proposes names for approval by the Board. The Chairman does not have a casting vote.

(iv)	Executive Committee

The Executive Committee, chaired by the Chief Executive, consists of the Executive Directors and senior management of the Company. It meets every four weeks and has everyday responsibility for the running of the Group’s business. Its role is to consider and manage the important strategic and business issues facing the Group, and it is authorized to approve capital and revenue investment within levels agreed by the Board. It reviews and recommends to the Board any significant investment proposals. It considers employment issues and ensures that the Group has an appropriate pool of talent and develops senior succession plans.

Service Agreements

The Executive Directors have service agreements with the Group. The contracts of service for Executive Directors provide for one year’s notice of termination of the contract to be given by the Group and for six months’ notice of termination of the contract to be given by the relevant Executive Director. In the cases of Karim Naffah and Tony Hughes however, the Group is to give a two-year notice period until April 15, 2004. After that time, the Group’s notice period to each of Karim Naffah and Tony Hughes will automatically reduce to one year.

Each of Karim Naffah, Mike Bramley and Tony Hughes also carried forward from their employment with Six Continents a change of control provision in which the Director is entitled to compensation up to a sum equivalent to approximately 21 months’ remuneration (or in the case of Mike Bramley, 12 months) and 24 months’ pension contribution (or in the case of Mike Bramley, 12 months) in circumstances where the Director’s employment is terminated within 12 months following a change of control of the Company, save for dismissal resulting from misconduct, breach of employment terms or bankruptcy. The change of control provision will cease to apply on April 15, 2004.

Back to Contents

EMPLOYEES

The Group employed an average of 37,556 people worldwide in fiscal 2003. Of these, approximately 42% were employed on a full-time basis and 58% were employed on a part-time basis.

The table below analyzes the distribution of the average number of employees for the last three fiscal years by division and by geographic region.

	United Kingdom	Rest of Europe	Total

Average number of employees during fiscal 2003:
Retail	35,900	1,649	37,549
SCPD	7	—	7

Total	35,907	1,649	37,556

Average number of employees during fiscal 2002:
Retail	36,932	1,808	38,740
SCPD	7	—	7

Total	36,939	1,808	38,747

Average number of employees during fiscal 2001:
Retail	39,479	1,794	41,273
SCPD	9	—	9

Total	39,488	1,794	41,282

Less than 1% of the Group’s UK employees are covered by collective bargaining agreements with trade unions, under which wages are negotiated annually or through procedural agreements. The Group believes that it will be able to continue to conduct its relationships with trade unions and employees in a satisfactory manner.

The decrease in the number of employees in fiscal 2003 was primarily due to an increase in staff productivity enabling the reduction in staff. The decrease in staff from fiscal 2002 as compared with fiscal 2001 was as a result of increased staff productivity, combined with a specific cost savings project.

Back to Contents

SHARE OWNERSHIP

The following table shows the Directors’ and senior managers’ holdings of 7 1/12p ordinary shares as at January 16, 2004.

M and B ordinary shares of 7 1/12p

Directors
Mike Bramley	7,132
Roger Carr	1,067
Tim Clarke	341,857
George Fairweather	—
Tony Hughes	3,120
Sir Tim Lankester	—
Karim Naffah	31,039
Sara Weller	2,200

Senior Management
John Butterfield	2,116
Bronagh Kennedy	2,535
Adam Martin	64,412
Richard Pratt	1,733
Bill Scobie	18,154
Alison Wheaton	1,831

The above shareholdings are all beneficial interests and include shares held on behalf of Executive Directors by the trustees of the Six Continents Profit Share Scheme and of the Mitchells & Butlers Share Incentive Plan. None of the Directors has a beneficial interest in the shares of any subsidiary.

On January 16, 2004 the Executive Directors’ technical interest in unallocated Mitchells & Butlers ordinary shares held by the trustees of the Mitchells & Butlers Share Incentive Plan and the Mitchells & Butlers Employee Benefit Trust was 30,476 and 800,000 shares respectively.

<<<

Back to Contents

SHARE OPTIONS

The interests of the Company’s Directors and the members of the Executive Committee in options over shares in M and B at January 16, 2004 were as follows:

	Options over M and B ordinary 7 1/12p shares (i)(ii)(iv)	Option price range p.

Directors
Mike Bramley
A (iii)	97,704	214 – 214
B (iii)	346,277	260 – 364
C (iii)	296,800	219 – 219
D (iii)	355,888	—

Total	1,096,669

Tim Clarke
A	250,245	181 – 214
B	727,074	260 – 364
C	466,043	169 – 219
D	545,361	—

Total	1,988,723

Tony Hughes
A	144,189	214 – 214
B	409,127	260 – 364
C	302,273	169 – 219
D	355,888	—

Total	1,211,477

Karim Naffah
A	437,302	181 – 214
B	281,977	260 – 364
C	319,630	219 – 219
D	382,954	—

Total	1,421,863

Roger Carr	—
George Fairweather	—
Sir Tim Lankester	—
Sara Weller	—

Footnotes on the following page.

Back to Contents

	Options over M and B ordinary 7 1/12p shares (i)(ii)(iv)	Option price range p.

Senior Management
John Butterfield
A	67,363	214 – 214
B	123,032	260 – 287
C	94,170	219 – 219
D	170,421	—

Total	454,986

Bronagh Kennedy
A	56,228	214 – 214
B	208,211	260 – 364
C	131,840	219 – 219
D	227,366	—

Total	623,645

Adam Martin
A	—	—
B	225,190	260 – 364
C	119,733	169 – 219
D	200,258	—

Total	545,181

Richard Pratt
A	53,723	214 – 214
B	173,136	260 – 364
C	116,153	169 – 219
D	184,057	—

Total	527,069

Bill Scobie
A	152,262	214 – 214
B	243,561	260 – 364
C	125,570	219 – 219
D	219,747	—

Total	741,140

Alison Wheaton
A	103,549	214 – 214
B	156,436	260 – 364
C	112,203	169 – 219
D	184,057	—

Total	556,245

(i)
Options are held under the Six Continents Executive Share Option Scheme 1995, the Mitchells & Butlers Executive Share Option Plan, the Mitchells & Butlers Performance Restricted Share Plan and the Mitchells & Butlers Sharesave Plan.

(ii)	The market price of M and B ordinary shares on January 16, 2004 was 233p.
(iii)	Shares under option at January 16, 2004 are designated as:
A	where the options are exercisable and the market price per share was above the option price at January 16, 2003;
B	where the options are exercisable but the market price per share was below the option price at January 16, 2003; and
C	where the options are not yet exercisable.
D
the option awards under the PRSP become exercisable from September 2004 onwards, subject to the satisfaction of the performance conditions described under Compensation. The exercise price relating to the PRSP is £1 per participating employee per option.

(iv)	No changes were made to the shares under option in any of the Group’s option plans as a result of the consolidation of the Company’s share capital on December 2, 2003.

Back to Contents

EMPLOYEE SHARE PLANS

M and B Group’s remuneration policy is designed to: attract the best employees; provide appropriate executive retention strength against competitive attempts to recruit executives to leave; require Directors to build and maintain a significant level of M and B share ownership to further align their interests with those of shareholders; and recognize that M and B is a UK listed company owned predominantly by UK-based investors. As a result, management believes that incentive arrangements comply, as far as is practicable, with the basic tenet of UK investor guidelines that share incentives should be linked to performance criteria.

A minimum level of M and B share ownership has been set for the Directors. The Chief Executive should own shares valued at three times his salary and other Executive Directors at two times their salary. It is expected that the Directors will satisfy this requirement within five years from April 2003, the date of admission of M and B shares to the London Stock Exchange, although this timeframe may be reviewed. Until the minimum level of M and B share ownership is satisfied, the Directors may not sell any M and B shares including any M and B shares acquired via any employee share plans (other than to finance the cost of exercising options and any tax and social security liabilities arising from the employee share plans or in exceptional circumstances, for example financial hardship). M and B shares acquired through certain awards programs will count towards the minimum level once the awards vest or are made, depending on the program.

The Company has established the following employee share plans (together the “Employee Share Plans”):

The M and B Sharesave Plan (“Sharesave”);

The M and B Share Incentive Plan (“SIP”);

The M and B Executive Share Option Schemes (“EXSOP”);

The M and B Performance Restricted Share Plan (“PRSP”);

The M and B Short Term Deferred Incentive Plan (“STDIP”); and

The M and B Employee Benefit Trust.

In addition to the executive share plans described above in “Item 6. Directors, Senior Management and Employees – Compensation”, the principal terms of the Employee Share Plans are set out below. M and B shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1995 and awards under the Six Continents Special Deferred Incentive Plan.

Key decisions regarding the EXSOP, the PRSP and the STDIP and all decisions relating to Executive Directors are made by the Company’s Remuneration Committee.

The M and B Sharesave Plan

Sharesave is available to all eligible employees and provides for the grant of options to subscribe for M and B shares at the higher of the nominal value and not less than 80% of the market value of the shares (determined over the three days prior to the invitation date). Options normally become exercisable for six months from the end of the savings contract, which may be of three or five years’ duration. In May 2003, options were granted to 2,495 employees over 3,995,490 shares at 169p per share.

The M and B Share Incentive Plan

The SIP allows eligible employees to participate in awards of M and B shares under a UK Inland Revenue approved share incentive plan. Awards of M and B shares under the SIP are not pensionable. All employees and Executive Directors of the Company and any participating subsidiaries may participate in the SIP. When the SIP is operated, all eligible employees must be invited to participate. In 2003, 425,807 shares were acquired by Hill Samuel ESOP Trustee Limited, the SIP trustee, and allocated as free shares to 8,015 employees.

M and B Employee Benefit Trust

The M and B Employee Benefit Trust may acquire M and B shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The M and B Employee Benefit Trust may be used to provide M and B shares to employees under some or all of the Employee Share Plans.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, M and B is not directly or indirectly owned or controlled by another corporation or by any government. Based on the current notification to M and B under the provisions of Section 198 of the Companies Act, M and B has been advised of the following substantial interests (3% or more) in its shares as at January 16, 2004: Capital Group Companies, Inc. 7.1%, AXA SA 4.1%, Legal & General Group Plc 3.4%. M and B does not know of any arrangements the operation of which may result in a change in its control.

RELATED PARTY TRANSACTIONS

Other than as herein described, the Group has entered no related party transactions or loans.

During part of fiscal 2003, the Group was within the Six Continents Group, and as a result the agreements entered into in connection with the Separation were with a related party at that time.

Summary of Main Agreements Relating to the Separation

Share Purchase Agreement to effect the M and B Group Transfer (the “M and B Group Transfer SPA”)

Under the M and B Group Transfer SPA, which was entered into between the Group and the Six Continents Group after M and B became the holding company of the Six Continents Group, Six Continents PLC transferred at book value the whole of the issued share capital of various retail companies, namely Six Continents Retail Limited and Six Continents Retail Germany GmbH and their respective subsidiaries and subsidiary undertakings, and SCPD to the Group (the “M and B Group Transfer”).

Under the M and B Group Transfer SPA, the Six Continents Group gave no warranties (other than as to ownership of the shares in the companies being transferred) and agreed to give certain limited indemnities to M and B.

These indemnities were given to protect M and B Group against liabilities which the M and B Group may incur and which relate exclusively or predominantly to the InterContinental Group entities. In addition, InterContinental Group indemnified the Group in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to either M and B Group or the InterContinental Group entities. These shared liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties or indemnities were given to third parties.

The M and B Group Transfer SPA also contained provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of M and B Group and the InterContinental Group relating to periods beginning before the reorganization was effected.

Separation Agreement

Following the M and B Group Transfer, an agreement was entered into between InterContinental Group and the M and B Group under which M and B Group agreed to transfer on the Separation date the whole of the issued share capital of the Six Continents Group (which at that point only owned the hotels business and soft drinks business) to InterContinental Group in consideration for which InterContinental Group allotted and issued InterContinental Group shares to the holders of M and B shares (the “Separation Agreement”). Each shareholder on the register of members of M and B, immediately before the transfer of the Six Continents PLC shares, received one InterContinental Hotels Group PLC share for every M and B share they held at that time. The holders of M and B ADRs on the ADR register maintained by the Depositary received one InterContinental Group ADS for every M and B ADS. A shareholder or ADR holder of M and B was not required to make any payment for the InterContinental Group shares or ADSs. The Separation did not affect the number of issued M and B shares or M and B ADSs.

All InterContinental Group shares received by M and B shareholders (including the Depositary) in connection with the Separation were credited as fully paid.

Back to Contents

Under the Separation Agreement, M and B Group gave no warranties (other than as to ownership of the shares in Six Continents plc as at Separation) and agreed to give certain limited indemnities to InterContinental Group. These indemnities were given to protect InterContinental Group against liabilities which InterContinental Group may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, M and B Group indemnified InterContinental Group in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties and indemnities were given.

Relationship with InterContinental Group

Following the Separation, M and B and InterContinental Hotels Group PLC each operate as separate listed companies. There are no cross-directorships between M and B and InterContinental Hotels Group PLC. The Transitional Services Agreement put in place on Separation expired as of December 31, 2003, with no ongoing obligations.

Franchise Agreement for Express by Holiday Inn

Prior to Separation, a franchise agreement on arm’s length terms was entered into between InterContinental Group company (the “Licensor”) and a Group company (the “Licensee”), pursuant to which the Licensor granted the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This license includes the rights to use the reservations and other systems of the Licensor, the trademarks and service marks and such other elements as designated from time to time by the Licensor, designed to identify “Express by Holiday Inn” hotels. In return, the Licensee pays a royalty to the Licensor, which is a pre-determined percentage of room revenues together with certain other fees as specified in the agreement. Each hotel has its own license agreement, which is typically for a ten-year period from the date of opening.

Britvic Supply Agreement

On February 7, 2003, the Group and Britvic extended the terms of an existing Britvic supply agreement for five years from that date. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks across its estate which is well within the Group’s actual usage levels.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

For details of the Group’s historical audited financial statements, and the related report of the independent auditors filed as part of this annual report, which commence on page F-1, see “Item 18. Financial Statements”.

Legal Proceedings

Neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position or results of operations of the Group nor, so far as the Group is aware, are any such proceedings pending or threatened by or against the Company or any member of the Group.

Dividends

See “Item 3. Key Information – Selected Consolidated Financial Information – Dividends”.

Back to Contents

SIGNIFICANT CHANGES

On November 13, 2003 the Group refinanced its debt by raising £1,900 million through a securitization of the majority of its UK pubs and restaurants business. It subsequently returned £501 million to shareholders by way of a special dividend, paid on December 8, 2003. Other than these events, no significant change has occurred to the Company’s financial position since September 30, 2003, the date of the most recent financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which they have been traded since Separation on April 15, 2003. The ordinary shares are also listed on the New York Stock Exchange trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with The Bank of New York as Depositary.

The following tables show, for the fiscal periods indicated, the reported high and low middle market quotations (which represent an average of closing bid and ask prices) for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	£ per ordinary share		$ per ADS
	High	Low	High	Low

Fiscal ended September 30, 2003
Third quarter (i)	2.38	2.08	4.14	3.00
Fourth quarter	2.57	2.20	4.25	3.45

	£ per ordinary share		$ per ADS
	High	Low	High	Low

Month ended
August 2003	2.57	2.35	4.25	3.45
September 2003	2.44	2.29	4.14	3.56
October 2003	2.36	2.23	4.30	3.70
November 2003	2.40	2.30	4.24	3.75
December 2003	2.35	2.20	4.35	3.80
January 2004	2.35	2.25	4.48	4.05
February 2004	2.39	2.25	4.69	4.19

(i)	From 15 April 2003, the first day of listing.

Fluctuations in the exchange rate between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs, which are represented by ADRs in the United States.

As of January 16, 2004, 7,339,139 ADSs, equivalent to 7,339,139 ordinary shares, or approximately 1.4% of the total ordinary shares in issue, were outstanding and were held by 3,252 holders.

As of January 16, 2004, there was a total of 94,736 record holders of ordinary shares of whom 216 had registered addresses in the United States and held a total of 113,064 ordinary shares (0.02% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

PLAN OF DISTRIBUTION

Not applicable.

Back to Contents

MARKETS

The principal market for trading in the ordinary shares is the London Stock Exchange. The principal market for trading in the ADSs is the New York Stock Exchange. Trading on the London Stock Exchange and the New York Stock Exchange commenced for regular trading on April 15, 2003 under the symbol MAB on the London Stock Exchange and MLB on the New York Stock Exchange.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s memorandum and articles of association are incorporated by reference from the Registration Statement on Form S-8 for the Six Continents Executive Share Option Scheme 1995 filed April 25, 2003 (file no. 333-104742).

MATERIAL CONTRACTS

The Separation agreements summarized in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Summary of Main Agreements Relating to the Separation” are material contracts of the Group. In addition, the following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

Securitization Issuer/Borrower Facility Agreement

On November 13, 2003, the Group refinanced its debt by raising £1,900 million through a securitization of the majority of its UK pubs and restaurants business.

As part of the transaction, Mitchells & Butlers Finance plc (“M and B Finance”), a wholly-owned subsidiary, issued the following six tranches or classes of secured loan notes to third-party investors (the “Notes”):

•	Class A1 for £200,000,000 secured floating rate notes due 2030;

•	Class A2 for £550,000,000 secured 5.574% notes due 2030;

•	Class A3 for $418,750,000 secured floating rate notes due 2030;

Back to Contents

•	Class B1 for £350,000,000 secured 5.965% notes due 2025;

•	Class B2 for £350,000,000 secured 6.013% notes due 2030;

•	Class C for £200,000,000 secured 6.469% notes due 2032.

Under a secured facility agreement dated November 13, 2003 (the “Secured Facility Agreement”), the Group’s principal operating subsidiary, Mitchells & Butlers Retail Limited (“M and B Retail”), and other subsidiaries borrowed from M and B Finance the proceeds of the sale of the Notes. The amounts and terms of the Notes are linked to the term facilities covered by the Secured Facility Agreement. These borrowings are effectively secured by the majority of our UK pub and restaurant assets and mirror the six classes of the Notes.

Interest to be paid on each tranche is linked to the interest rate payable on the relevant class of secured notes. Interest on the Class A1 Notes is payable at three month LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. The Class A3 Notes attract interest payable at three month US dollar LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. It was a condition precedent to the Secured Facility Agreement that M and B Finance entered into hedging arrangements to mitigate the interest rate movement risk inherent in the A1 and A3 floating rate notes. (See Item 11. Quantitative and Qualitative Disclosures on Market Risk).

Further borrowings under the Secured Facility Agreement may be agreed. Each new tranche would be financed by the issue of new secured notes by M and B Finance. The Secured Facility Agreement includes provisions for the prepayment, in whole or in part, of the borrowings, subject to the observance of certain conditions. There is a deemed prepayment of such amount of the borrowings as is represented by any market purchases of Notes that M and B Retail makes.

The Secured Facility Agreement also includes customary covenants, warranties and events of default. The Secured Facility Agreement sets a minimum free cash flow to debt service coverage ratio of no less than 1.10:1 as measured on any financial quarter date, in respect of the most recent relevant period or the most recent relevant year. M and B Retail and other wholly-owned subsidiaries that borrow under the Facility (the “Borrowers”) must also maintain an aggregate consolidated net worth of at least £300,000,000 at the end of each fiscal year. The Borrower is restricted in its ability to: (a) make any payments or other disposal of cash or other funds to an excluded Group entity (including payment of dividends, payment of interest, distributions, repayment of loans, capital contributions, etc.), except for any payment specifically permitted (such as payment to the intra group services companies) unless (i) all payments due and payable under the Working Capital Facility (as described below) have been made, (ii) no event of default has occurred and is continuing or would occur as a result of the making of such payment, and (iii) certain minimum free cash flow to debt service ratios (at least 1.3:1) and EBITDA to debt service payments ratios (at least 1.7:1) are met; (b) sell, lease, transfer or dispose of any secured properties under the Secured Facility Agreement without the consent of the security trustee, and proceeds from these permitted disposals shall be deposited into a secured account with restrictions on the use of such funds (disposal of assets other than secured properties are also subject to certain conditions); (c) acquire or substitute any business over which security is granted, or would be granted; (d) incur or reserve for each fiscal year a required maintenance amount equal to 6.4% of the actual aggregate turnover in respect of the preceding fiscal year of the secured properties; or (e) incur more than £7,500,000 in permitted encumbrances or more than £7,500,000 in permitted indebtedness.

Under the terms of the Secured Facility Agreement, the termination in whole or in part of an intra group supply agreement and/or a management services agreement (both put in place pursuant to the Securitization) between the securitized group and the Group companies outside of the Securitization will be events of default if such termination would be reasonably expected to have a material adverse effect on the securitized group. The occurrence of any of the events of default will cause the outstanding borrowings to become immediately due and payable.

As part of the Securitization, under a Guarantee and Reimbursement Agreement, Ambac Assurance UK Limited, a financial guarantee insurance company (“Ambac”), agreed to act as guarantor of M and B Retail’s financial obligations to M and B Finance under the Secured Facility Agreement. Ambac’s guarantee of M and B Finance’s obligations to repay interest and principal on the Notes in the event that M and B Finance is unable to pay such amounts is limited to the Class A noteholders only. In the event that Ambac has to make such a payment

Back to Contents

in respect of the guaranteed amounts, Ambac automatically becomes subrogated to the rights of the Class A noteholders.

Working Capital Facility Agreement

Certain subsidiaries, including M and B Retail, entered into a £60 million revolving credit facility (the “Working Capital Facility”), for a term of five years. The Borrower will be entitled to use the Working Capital Facility for working capital purposes, ongoing operational expenses and other general corporate purposes not otherwise met out of available cashflows from time to time. The Working Capital Facility must be fully repaid for at least two days in each fiscal year. The covenants, warranties and events of default contained within this facility effectively mirror those which govern the Issuer/Borrower Facility Agreement.

EXCHANGE CONTROLS

There are no restrictions on dividend payments to US citizens.

Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).

There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person.

TAXATION

Taxation of US Holders

This section provides a summary of the material United States federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss the tax consequences of members of special classes of holders subject to special rules and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock. This section does not generally deal with the position of a US holder who is resident or ordinarily resident in the United Kingdom for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

A US holder is a beneficial owner of shares or ADSs that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a United States domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK Inland Revenue, all as currently in effect, and on the Double Taxation Convention between the United States and the United Kingdom as entered into force in 1980 (the “Old Treaty”) and the Double Taxation Convention between the United States and the United Kingdom that was ratified in March 2003 (the “New Treaty”). These laws are subject to change, possibly on a retroactive basis.

Generally, the New Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New Treaty, however, took effect for UK tax purposes in respect of income tax and capital gains tax on April 6, 2003 and in respect of corporation tax on April 1, 2003. The provisions of the New Treaty took effect for United States federal income tax purposes, on January 1, 2004. The rules of the Old Treaty remain applicable until these effective dates. A taxpayer may in any case elect to have the

Back to Contents

Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For United States federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to United States federal income tax.

Investors should consult their own tax advisor regarding the United States federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Old Treaty and/or the New Treaty (and the advisability of making any election in relation to the application of the Old Treaty).

Taxation of Dividends

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

Under the Old Treaty, a US holder eligible for its benefits is entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to an individual shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received), but the amount of the dividend plus the amount of the refund are also subject to a notional withholding in an amount equal to the amount of the tax credit. The US holder therefore will not receive any repayment from the UK Inland Revenue in respect of a tax credit on a dividend paid by the Company.

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue in the manner described above, and dividends received by the US holder from the Company will not be subject to withholding tax by the United Kingdom.

United States Federal Income Taxation

Subject to the passive foreign investment company, or PFIC rules discussed below, a US holder is subject to United States federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Company with respect to the shares or ADSs will be qualified dividend income.

A US holder that is eligible for the benefits of the Old Treaty may include in the gross amount of the dividend the UK tax deemed withheld from the dividend payment pursuant to the Old Treaty, as described above. Subject to certain limitations, the UK tax deemed withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s United States federal income tax liability, provided the US holder has properly filed Internal Revenue Service Form 8833. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

A US holder that is eligible for the benefits of the New Treaty and, where applicable, does not elect the benefits of the Old Treaty, will not be entitled to a UK tax credit, but will also not be subject to UK withholding tax. The US holder will include in gross income for United States federal income tax purposes only the amount of

Back to Contents

the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends will be income from sources outside the United States, and will generally be “passive income” or “financial services income”, which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States.

Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Taxation of Capital Gains

A US holder who is not resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of ADSs or ordinary shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation, or such branch, agency or permanent establishment.

A US holder of ADSs or ordinary shares who is an individual and who, broadly, has, on or after March 17, 1998, temporarily ceased to be resident or ordinarily resident in the UK for UK tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may also be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not resident or ordinarily resident in the United Kingdom at the time of the sale or other disposal. As described below, a US holder will be liable to US federal income tax on such gains.

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

PFIC Rules

The Company believes that the Company shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Company shares or ADSs, gain realized on the sale or other disposition of Company shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US holder had realized such gain ratably over the holding period for the Company shares or ADSs and, to the extent allocated to the first year in which the Company was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in

Back to Contents

respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Company shares or ADSs (generally, the excess of any distribution received on the Company shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period), and the preferential rate for “qualified dividend income” would not apply.

Additional Tax Considerations

United Kingdom Inheritance Tax

An individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax in respect of ADSs on the individual’s death or on a transfer of the ADSs during their lifetime, provided that any applicable United States federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and not a UK national. Where ADSs are subject to both UK inheritance tax and to United States federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit against United States federal tax liabilities for UK inheritance tax paid.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The transfer of ordinary shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer ordinary shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and duly stamped, any liability to SDRT will usually be repaid, if already paid, or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

No stamp duty or SDRT will generally arise on a transfer of ordinary shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

A transfer of ordinary shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the value of the consideration.

Stamp duty, or SDRT, is generally payable upon the transfer or issue of ordinary shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is usually 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the ordinary shares. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.

Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no stamp duty should be payable on the transfer of ADSs. An agreement to transfer ADSs in the form of depositary receipts will not give rise to a liability to SDRT.

STATEMENT OF EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website located at http://www.sec.gov.

Back to Contents

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Quantitative Information about Market Risk

The Group’s treasury policy is to manage financial risks that arise in relation to underlying business needs. Current policy in respect of interest rate risk is to fix the cost on all Group debt. All treasury activities are governed by Board Treasury Policy Guidelines and the treasury department is subject to regular review by the internal audit department. Authorized treasury instruments for the management of risk are interest rate swaps, interest rate options, forward rate agreements and currency swaps.

Interest Rate Sensitivity

At September 30, 2003 the Group had no outstanding derivative or financial instruments that are sensitive to changes in interest rates.

However, the Group has subsequently entered into certain hedging transactions in connection with the Securitization transaction completed on November 13, 2003, which comprised the following tranches of Notes:

Tranche	Amount	Rate		Expected Weighted Average Life

A1	£200m	£	LIBOR + 0.45%	7 years
A2	£550m		5.574%	13 years
A3	$418.75m	$	LIBOR + 0.45%	7 years
B1	£350m		5.965%	11 years
B2	£350m		6.013%	21 years
C	£200m		6.469%	26 years

All note tranches, other than A1 and A3, were issued at fixed rates, and the expected weighted average lives are based on the amortization profiles of the individual note tranches and assumed refinancing of the A1 and A3 notes on the margin step-up date seven years after issuance, at which time the floating rate margins of 0.45% increase to 0.90%. For further details see “Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement.”

The Fair Values of each note tranche as at February 13, 2004 are noted below. The mid-price in the market for each tranche is used for the calculation and the figure effectively represents the net present value of the expected cash flows discounted at current market rates of interest.

Tranche	Amount	Fair Value

A1	£200m	£200m
A2	£550m	£567.3m
A3	$418.75m	$418.75m
B1	£350m	£364.3m
B2	£350m	£375.2m
C1	£200m	£220.9m

Back to Contents

The floating rate notes (tranches A1 and A3) are fully hedged using interest rate swaps and currency swaps, whereby all principal and interest liabilities are swapped into sterling, providing an initial sterling equivalent of £250 million in respect of the A3 notes and fixed interest payable. Further details are provided below.

Interest Rate Swaps

a) In respect of A1 notes:

Notional Amount	£200m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£5.8m)

b) In respect of A3 notes:

Notional Amount	£250m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£7.2m)

Currency Swap (in respect of A3 notes)

a) Initial and Final Principal Exchange:

US Dollar Amount	$418.75m
Exchange Rate	1.6750
Sterling Amount	£250m

b) Interest Flows:

Floating Rate Receivable	$ LIBOR + 0.45%
Floating Rate Payable	£ LIBOR + 0.499%

c) Fair Value	(£32.9m)

The Fair Values in respect of the above swap arrangements represent the net present value of the expected cash flows discounted at current market rates of interest and utilize a US dollar/sterling exchange rate of 1.8881 as at February 13, 2004.

No impact will arise from movements in interest rates as all flows have been swapped into a fixed rate sterling basis, utilizing the transactions described above.

The overall cash interest payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of the financial guarantee by Ambac as summarised in “Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement”.

Exchange Rate Sensitivity

Although the Group has limited operations in Germany, virtually all of the Group’s turnover, costs, assets and liabilities are sterling based. Consequently, no foreign exchange hedging transactions have been entered into, other than the currency swaps as part of the Securitization.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 2, 2003, there was a consolidation of the Company’s share capital, whereby shareholders received 12 new ordinary shares of 71/12p for every existing 17 ordinary shares of 5p held on December 1, 2003.

ITEM 15. CONTROLS AND PROCEDURES

As at the end of the period covered by this report, the Chief Executive and the Finance Director carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, the Chief Executive and the Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

During the period covered by this report the business operated by the Company separated from Six Continents to form a separate listed company. As a result of this transaction the following changes to disclosure controls and procedures occurred:

•
A separate Audit Committee, comprising Independent Non-Executive Directors, was appointed. This Committee considers the accuracy, clarity and completeness of disclosures and any changes from the prior year.

•
A Director of Group Assurance was appointed to head the business’s Internal Audit Function. The Director of Group Assurance has direct access to the Chairman of the Audit Committee and his appointment, resignation or dismissal is a matter for the Audit Committee. The Director of Group Assurance is responsible for ensuring that all operating risks are identified promptly and reported to the Company’s Certifying Officers.

A code of ethics (“Ethics Code”) applicable to the Company’s Senior Executives and Financial Officers including the Executive Committee members has been adopted. The code’s purpose includes promoting full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company. The Company is listed on the Official List of the UK Listing Authority and is required to follow the corporate governance requirements of the Listing Rules of the UK Financial Services Authority.

A statement disclosing the significant ways in which UK Corporate Governance practice differs from the standards followed by US companies under New York Stock Exchange listing standards is given within the investor center section of the Company’s website.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors considers George Fairweather to be the Audit Committee Financial Expert. Mr. Fairweather, who chairs the Audit Committee, is a Non-Executive Director and is independent of management.

ITEM 16B. CODE OF ETHICS

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Code of Ethics for Senior Executives and Financial Officers (“Ethics Code”), and Business Conduct guidelines describing the standards of behavior expected from all company employees, including directors and senior management.

Back to Contents

The Company has published its Ethics Code and its Business Conduct guidelines within the investor section of its website. The Senior Executive and Financial Officers covered by the Ethics Code are the Chief Executive, Finance Director, Deputy Finance Director and all other members of the Company’s Executive Committee (or any persons performing similar roles).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Reserved.

Back to Contents

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Back to Contents

ITEM 19.	EXHIBITS

The following exhibits are to be filed as part of this annual report:

Exhibit 2(b)(i)	Secured Facility Agreement, dated November 13, 2003, between Mitchells & Butlers Finance plc and subsidiaries of Mitchell & Butlers plc (the “Secured Facility Agreement”)
Instruments defining the Rights of Holders of Long-Term Debt. The total amount of long-term debt of the Group authorized under any individual instrument, other than the Secured Facility Agreement attached hereto, does not exceed 10% of the total assets of the Group on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request
Exhibit 4(a)(i)	Separation Agreement, dated April 15, 2003, between InterContinental Hotels Group PLC and the Six Continents Group (the “Separation Agreement”) (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28, 2003)
Exhibit 4(a)(ii)	M and B Group Transfer Share Purchase Agreement, dated April 15, 2003, between Mitchells & Butlers plc and Six Continents PLC (incorporated by reference to Exhibit 4(a)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003) (the “M and B Group Transfer SPA”).
Exhibit 4(a)(iii)	Working Capital Facility, dated November 13, 2003, between Mitchells and Butlers Retail Limited, the Royal Bank of Scotland plc and HSBC Trustee (C.I.) Limited (the “Working Capital Facility”)
Exhibit 4(a)(iv)	Bede Acquisition Agreement: Sale and Purchase Agreement in respect of Bede Leisure Retail Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, dated February 14, 2001, among Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited (incorporated by reference to Exhibit 4(a)(v) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28. 2003)
Exhibit 4(c)(i)	Tim Clarke’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28. 2003)
Exhibit 4(c)(ii)	Karim Naffah’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28. 2003)
Exhibit 4(c)(iii)	Mike Bramley’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28. 2003)
Exhibit 4(c)(iv)	Tony Hughes’ service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653 ), dated March 28. 2003)
Exhibit 8	Subsidiaries
Exhibit 12.1	Certification of Tim Clarke filed pursuant to 17 CFR 240. 13a – 14(a)
Exhibit 12.2	Certification of Karim Naffah filed pursuant to 17 CFR 240. 13a – 14(a)
Exhibit 13.1	Certification of Tim Clarke filed pursuant to 17 CFR 240. 13a – 14(b) and 18 U.S. C/1350(a) and (b)
Exhibit 13.2	Certification of Karim Naffah filed pursuant to 17 CFR 240. 13a – 14(b) and 18 U.S. C/1350(a) and (b)
Exhibit 14(a)	Consent of Ernst & Young LLP (included on page F-1)

Back to Contents

MITCHELLS & BUTLERS PLC
REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Mitchells & Butlers plc

We have audited the accompanying consolidated balance sheets of Mitchells & Butlers plc as of September 30, 2003 and 2002, and the related consolidated profit and loss accounts and consolidated statements of changes in shareholders’ funds/invested capital and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitchells & Butlers plc at September 30, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 31 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
December 3, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104742) pertaining to the Six Continents Executive Share Option Scheme 1995 and of our report dated December 3, 2003, on the consolidated financial statements and schedule of Mitchells & Butlers plc included in the Form 20-F of Mitchells & Butlers plc for the year ended September 30, 2003.

ERNST & YOUNG LLP

London, England
March 16, 2004

Back to Contents

MITCHELLS & BUTLERS PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended September 30
	2003			2002	2001
	Before major exceptional items	Major exceptional items	Total	Total	Total

	(£ million, except per ordinary share amounts)
Turnover – continuing operations – (Note 4)	1,513	—	1,513	1,481	1,562
Costs and overheads, less other income – (Note 5)	(1,238)	(5)	(1,243)	(1,192)	(1,256)

Operating profit – continuing operations – (Note 4)	275	(5)	270	289	306
Loss on disposal of fixed assets – (Note 7)	—	—	—	(2)	—
Separation costs – (Note 7)	—	(42)	(42)	—	—
Loss on disposal of operations – (Note 7)	—	—	—	—	(36)

Profit on ordinary activities before interest	275	(47)	228	287	270
Net interest payable and similar charges – (Note 8)	(55)	(8)	(63)	(43)	(58)

Profit on ordinary activities before taxation	220	(55)	165	244	212
Tax on profit on ordinary activities – (Note 9)	(71)	31	(40)	(80)	(82)

Earnings available for shareholders (i)	149	(24)	125	164	130
Dividends on equity shares – (Note 10)	(29)	—	(29)	—	—

Retained profit for the financial year	120	(24)	96	164	130

Earnings per ordinary share – (Note 11):
Basic	—	—	17.0p	22.3p	17.7p
Diluted	—	—	17.0p	22.3p	17.7p
Adjusted	20.3p	—	—	22.3p	23.6p

(i)
A summary of the significant adjustments to earnings available for shareholders that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended September 30
	2003	2002	2001

	(£ million)
Earnings available for shareholders	125	164	130
Exchange differences arising on foreign currency net investments	7	—	—

Total recognized gains for the year	132	164	130

(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 31 of Notes to the Financial Statements.

Note of historical cost Group profits and losses

	Year ended September 30
	2003	2002	2001

	(£ million)
Reported profit on ordinary activities before taxation	165	244	212
Realization of revaluation gains of previous periods	1	1	11

Historical cost profit on ordinary activities before taxation	166	245	223

Historical cost profit retained for the financial year	97	165	141

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
CONSOLIDATED BALANCE SHEET

	September 30
	2003	2002(i)

	(£ million)
Fixed assets
Intangible assets – (Note 12)	11	11
Tangible assets – (Note 13)	3,522	3,526
Investments – (Note 14)	—	—

	3,533	3,537
Current assets
Stocks – (Note 15)	43	49
Debtors – (Note 16)
Amounts falling due within one year	88	82
Amounts falling due after one year	109	61
Investments	3	2
Cash at bank and in hand	4	16

	247	210
Creditors: amounts falling due within one year – (Note 17)	(508)	(1,060)

Net current liabilities	(261)	(850)

Total assets less current liabilities	3,272	2,687
Creditors: amounts falling due after one year – (Note 18)	(1,001)	(1)
Provisions for liabilities and charges
Deferred tax – (Note 21)	(203)	(197)
Other provisions – (Note 22)	(4)	(14)

Net assets	2,064	2,475

Capital and reserves
Equity share capital	37	—
Share premium account	4	—
Revaluation reserve	341	—
Profit and loss account reserve	1,682	—
Invested capital	—	2,475

Equity shareholders’ funds/invested capital (ii)	2,064	2,475

(i)
Net assets at September 30, 2002 differ from those disclosed in the Mitchells & Butlers Registration Statement on Form 20-F dated March 28, 2003, as set out in Note 1 of Notes to the Financial Statements.

(ii)
A summary of the significant adjustments to shareholders’ funds/invested capital that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS/INVESTED CAPITAL

	Share Capital		Retained earnings and other reserves
	Number of ordinary shares (i)	Ordinary shares (i)	Share premium account (ii)	Revaluation reserve (ii)	Profit and loss account	Invested capital	Total shareholders’ funds/invested capital

	(millions)	(£ million)
At October 1, 2000 (iv)	—	—	—	—	—	2,376	2,376
Retained income	—	—	—	—	—	130	130
Funding with Six Continents group	—	—	—	—	—	(184)	(184)

At September 30, 2001 (iv)	—	—	—	—	—	2,322	2,322
Retained income	—	—	—	—	—	164	164
Funding with Six Continents group	—	—	—	—	—	(11)	(11)

At September 30, 2002 (iv)	—	—	—	—	—	2,475	2,475
Pre separation retained income	—	—	—	—	—	62	62
Pre separation exchange differences	—	—	—	—	—	6	6
Funding with Six Continents group	—	—	—	—	—	184	184
Arising from separation transaction (iii)	734	37	—	341	1,647	(2,727)	(702)
Allotment of ordinary shares	2	—	4	—	—	—	4
Post separation retained income	—	—	—	—	34	—	34
Post separation exchange differences	—	—	—	—	1	—	1

At September 30, 2003 (iv)	736	37	4	341	1,682	—	2,064

(i)	On incorporation on October 2, 2002, the Company had an authorized share capital of £50,000, divided into 50,000 ordinary shares of £1 each, of which two were issued for cash at £1 per share.

On February 6, 2003:

•
the entire authorized ordinary share capital of £50,000 was sub-divided into 5,000,000 ordinary shares of 1p each. This resulted in the issued share capital at this date consisting of 200 ordinary shares of 1p each.

•
the authorized share capital was then increased to £10,000,050,000 by the creation of 999,994,999,998 additional ordinary shares of 1p each, two redeemable deferred shares of 1p each and one redeemable preference share of £50,000; and

•	the two redeemable deferred shares and the redeemable preference share created were allotted and treated as paid up in full.

On April 9, 2003, the authorized share capital of the Company was increased to £10,000,088,384 by the creation of 3,838,402 further ordinary shares of 1p each and an additional 4,000 ordinary shares of 1p each were issued. On the same day a 1 for 420 share consolidation took place leaving an authorized share capital of 2,380,961,520 ordinary shares of £4.20 each, two redeemable deferred shares of 1p each and one redeemable preference share of £50,000. As a result of this change the issued share capital of the Company became 10 ordinary shares of £4.20 each, two redeemable deferred shares of 1p each and one redeemable preference share of £50,000.

Back to Contents

On April 11, 2003, 866,665,032 ordinary shares of £4.20 each were issued to the shareholders of Six Continents PLC. The consideration for the shares issued was £3,640 million.

On April 13, 2003, the authorized ordinary share capital was sub-divided into ordinary shares of 0.1p each and a 1 for 4,956 share consolidation took place leaving an authorized ordinary share capital of 2,017,764,000 shares of £4.956 each, two redeemable deferred shares of 1p each and one redeemable preference share of £50,000. The net effect was a 50 for 59 share consolidation of the Company’s ordinary share capital. The resulting issued ordinary share capital was 734,461,900 shares of £4.956 each, two redeemable deferred shares of 1p and one redeemable preference share of £50,000.

On April 15, 2003, the Court approved a reduction in the nominal share capital from £4.956 per share to 5p per share. Of the total amount reduced of £3,603 million, an amount equivalent to the market value of Six Continents PLC of £3,078 million was returned to shareholders by the transfer of Six Continents PLC to the InterContinental Hotels Group PLC and the issue by that company of ordinary shares to the Company’s shareholders and the remainder was credited to distributable reserves. The reduction in the nominal share capital from £4.956 per share to 5p per share resulted in a fall in the total authorized share capital from £10,000,088,384 to £100,938,200.

On May 17, 2003, the redeemable deferred shares and redeemable preference share were redeemed at par value.

Since April 15, 2003, the Company has issued 1,761,879 ordinary shares of 5p each under employee share schemes for an aggregate consideration of £4 million.

At September 30, 2003 the authorized share capital of the Company was £100,938,200, comprising 2,017,764,000 ordinary shares of 5p each, one redeemable preference share of £50,000 and two redeemable deferred shares of 1p each.

(ii)	The share premium account and revaluation reserve are not distributable.

(iii)	Details of the separation transaction are set out in Note 1 of Notes to the Financial Statements.

(iv)	Retained earnings and other reserves at September 30, 2003 were decreased by cumulative exchange adjustments of £7 million (invested capital 2002 nil, 2001 nil, 2000 nil).

(v)	Goodwill eliminated against shareholders’ funds is £50 million at October 1, 2000, and September 30, 2001, 2002 and 2003.

(vi)	At the Annual General Meeting on February 12, 2004 authority was given to the Company to purchase up to 51,973,920 of its own shares until the Annual General Meeting in 2005.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended September 30
	2003	2002	2001

	(£ million)
Operating activities – (Note 24)	306	371	344

Interest paid	(51)	(45)	(64)
Facility fees paid	(15)	—	—
Interest received	2	2	6
Prepaid issue costs in respect of the securitization	(1)	—	—

Returns on investments and servicing of finance	(65)	(43)	(58)

Taxation
United Kingdom corporation tax paid	(44)	(82)	(34)

Purchase of tangible fixed assets	(151)	(256)	(314)
Sale of tangible fixed assets	48	30	24
Sale of other fixed asset investments	—	—	2

Capital expenditure and financial investment	(103)	(226)	(288)

Disposals	—	—	599
Cash and overdrafts disposed	—	—	(1)

Acquisitions and disposals	—	—	598

Net cash inflow before management of liquid resources and financing	94	20	562

Management of liquid resources
Movement in short-term deposits	(1)	—	24

Financing
Issue of ordinary share capital	4	—	—
Borrowings drawn down under syndicated loan facility	1,350	—	—
Borrowings repaid	(132)	(1)	(20)
Repayment of amounts due to Six Continents group	(831)	6	(372)
Net funding flows with Six Continents group	193	(27)	(200)
Cash payment to former Six Continents PLC shareholders	(702)	—	—

	(118)	(22)	(592)

Decrease in cash and overdrafts – (Note 26)	(25)	(2)	(6)

(i)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Preparation

Separation transaction

The Company was incorporated as Hackplimco (No. 111) plc on October 2, 2002. On February 4, 2003, it changed its name to Mitchells & Butlers plc. On April 15, 2003, its ordinary shares were listed on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange following the separation of Six Continents’ hotels and soft drinks businesses from its leisure retailing business. Following separation, Mitchells & Butlers plc owned the leisure retailing business and InterContinental Hotels Group PLC became the holding company for the hotels and soft drinks businesses. The mechanics of the separation are detailed below.

On April 11, 2003, Mitchells & Butlers plc acquired 100% of the issued share capital of Six Continents PLC following implementation of a Court approved Scheme of Arrangement under section 425 of the Companies Act 1985. Shareholders of Six Continents PLC were allotted one Mitchells & Butlers plc share and an entitlement to a cash payment of 81p per share for each Six Continents PLC share held. This resulted in the issue of 866,665,032 Mitchells & Butlers plc ordinary shares of £4.20 each plus an undertaking to pay £702 million in cash. The cash payment was subsequently made by the Company on April 23, 2003.

On April 12, 2003, the Company acquired the leisure retailing subsidiaries of Six Continents PLC for £1,744 million and also received a dividend from Six Continents PLC for the same amount.

On April 13, 2003, the ordinary share capital of Mitchells & Butlers plc was sub-divided and consolidated on a 50 for 59 basis which resulted in a reduction of the number of ordinary shares in issue to 734,461,900 with each share having a nominal value of £4.956.

On April 15, 2003, the Company’s investment in Six Continents PLC was revalued to its market value creating a revaluation reserve of £480 million. On the same day, the Court approved a reduction in the capital of Mitchells & Butlers plc, the effect of which was to reduce the nominal value of the Company’s share capital to 5p per share. Of the total amount reduced of £3,603 million, an amount equivalent to the market value of Six Continents PLC of £3,078 million was returned to shareholders by the transfer of Six Continents PLC to InterContinental Hotels Group PLC and the issue by that company of ordinary shares to the Company’s shareholders and the remainder was credited to distributable reserves. The revaluation reserve became realized at the same time.

Merger Accounting

The separation transaction has been accounted for using merger accounting principles as applicable to group reorganizations, although it does not satisfy all the conditions required under Schedule 4A to the Companies Act 1985 and FRS 6 ‘Acquisitions and Mergers’. The Company acquired Six Continents PLC and the leisure retailing subsidiaries for consideration that included a non-share element equivalent to more than 10% of the nominal value of the share element of the consideration. Schedule 4A and FRS 6 require such transfers to be accounted for using acquisition accounting principles which would have resulted in the restatement at fair value of the assets and liabilities acquired the recognition of goodwill and the consolidation of post acquisition results only. In the opinion of the Directors, as the rights of shareholders were not affected by these internal company transfers, the financial statements would fail to give a true and fair view of the Group’s results and financial position if acquisition accounting had been used. The effects of this departure cannot reasonably be quantified.

Merger accounting would normally require the consolidation of the results, cash flows and net assets of all acquired companies, including Six Continents PLC and its hotels and soft drinks subsidiaries that ultimately formed the InterContinental Hotels group. In the opinion of the Directors, the inclusion of these results, cash flows and net assets in the financial statements would not give a true and fair view as the Company was parent to Six Continents PLC for three days in order to effect the separation transaction in an efficient manner. Accordingly, the results, cash flows and net assets of Six Continents PLC and its hotels and soft drinks businesses have been excluded from these financial statements. The turnover, operating profit, operating cash flow and net assets excluded for the period up to separation are £1,034 million (2002 £2,134 million), £101 million (2002 £252 million), £54 million (2002 £62 million) and £2,519 million (2002 £2,891 million), respectively.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 1 – Basis of Preparation – (Continued)

Therefore, having regard to the overriding requirement under section 227(6) of the Companies Act 1985 for the financial statements to give a true and fair view of the Group’s results and financial position, the financial statements have been prepared under merger accounting principles to include the results and cash flows of those companies that comprised the Mitchells & Butlers group following separation as if the Group had been in existence for all periods presented.

Prior year amounts

Net assets as at September 30, 2002 have been restated from those disclosed in the Mitchells & Butlers Registration Statement on Form 20-F dated March 28, 2003. The differences are summarized as follows:

	September 30, 2002
	Registration Statement	Pension prepayment	Insurance balances and other provisions	Revised

	(£ million)
Debtors:
Amounts falling due within one year	78	—	4	82
Amounts falling due after one year	—	61	—	61
Creditors:
Amounts falling due within one year	(1,050)	—	(10)	(1,060)
Deferred tax	(179)	(18)	—	(197)
Other net assets	3,589	—	—	3,589

Net assets	2,438	43	(6)	2,475

The revisions arise under the principles of merger accounting and relate to the transfer from Six Continents of the Mitchells & Butlers’ element of the Six Continents PLC pension prepayment (and related tax) and insurance balances and certain other provisions that relate to Mitchells & Butlers. These transfers were either unknown or were in the process of being finalized at the time the Registration Statement was filed.

Companies Act 1985

These financial statements do not comprise the Company’s ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended September 30, 2003 have been delivered to the Registrar of Companies for England and Wales. The auditors’ report on those accounts is unqualified.

Note 2 – Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets, and in accordance with applicable United Kingdom accounting standards.

Fixed assets and depreciation

i)	Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalized as an intangible asset. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against invested capital. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under ‘foreign currencies’. On disposal of a business, any goodwill relating to the business and previously eliminated against invested capital, is taken into account in determining the profit or loss on disposal.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 2 – Accounting Policies – (Continued)

ii)	Other intangible assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.

iii)	Tangible assets

Properties are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation.

When implementing FRS 15 ‘Tangible Fixed Assets’ in the year to September 30, 2000, the Group did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.

iv)	Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realized on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve.

v)	Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account.

vi)	Depreciation and amortization

Goodwill and other intangible assets are amortized over their estimated useful lives, generally 20 years.

Freehold land is not depreciated.

Freehold and long leasehold properties are depreciated over 50 years from the date of acquisition to their estimated residual value. Leasehold properties are depreciated over the unexpired term of the lease when less than 50 years.

The cost of plant, machinery, fixtures, fittings, tools and equipment (owned or leased) is spread by equal installments over the estimated useful lives of the relevant assets, namely:

Equipment in retail outlets	3-25 years
Information technology equipment	3-7 years
Vehicles	4-5 years
Plant and machinery	4-20 years

All depreciation and amortization is charged on a straight line basis.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 2 – Accounting Policies – (Continued)

Deferred taxation

Deferred tax assets and liabilities are recognized, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Those timing differences recognized include accelerated capital allowances and short-term timing differences. Timing differences not recognized include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas companies in the absence of any commitment by the Company to make the distribution.

Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered.

Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Turnover

Turnover represents sales (excluding VAT and similar taxes) of goods and services, provided in the normal course of business.

Turnover primarily comprises food and beverage sales which are usually settled at time of sale.

Leases

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership have passed to the Group, are capitalized in the balance sheet and depreciated on a straight line basis over their useful lives. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the term of the lease.

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Pensions

The Group continues to account for pensions in accordance with SSAP 24 ‘Accounting for pension costs’. In respect of the Group’s defined benefit arrangements, the regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension costs are amortized over the average expected future service life of current employees on a straight-line basis. Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or creditors in the balance sheet. In respect of the Group’s defined contribution arrangements, the charge against profits is equal to the amount of contributions payable.

The additional disclosures required by the transitional arrangements of FRS 17 ‘Retirement Benefits’ are given in Note 6 to the Financial Statements.

Stocks

Stocks are stated at the lower of cost and net realizable value. Work in progress is in respect of the property development activities of Standard Commercial Property Developments (“SCPD”).

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 2 – Accounting Policies – (Continued)

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets denominated in foreign currencies and foreign currency borrowings used to hedge those assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

Exceptional items

Exceptional items are those which fall within the ordinary activities of the Group and which need to be disclosed by virtue of their size or incidence. Such items are included within operating profit, or interest payable, unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganization or restructuring (separation costs) or profits or losses on the disposal of fixed assets, other than marginal adjustments to depreciation previously charged. In these cases, disclosure is made on the face of the profit and loss account after operating profit. Major exceptional items are excluded from the calculation of adjusted earnings per share.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Exchange Rates

The results of overseas operations have been translated into sterling at the weighted average rate of exchange for the year of £1 = €1.48 (2002 £1 = €1.60) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.44 (2002 £1 = €1.59).

Note 4 – Segment Analysis

The Group has two main retail operating segments: Pubs & Bars, focusing on drink and entertainment-led sites, and Restaurants, focusing on food and accommodation-led sites. The other Group activity is property development which is undertaken by SCPD.

Turnover

	Year ended September 30
	2003	2002	2001

	(£ million)
Pubs & Bars	877	866	832
Restaurants	619	609	564
Inns and other (i)	—	—	161

Retail	1,496	1,475	1,557
SCPD	17	6	5

	1,513	1,481	1,562

(i)	Relates to turnover received in respect of the 988 pubs sold to Nomura in 2001.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 4 – Segment Analysis – (Continued)

Predominantly all of the Group’s turnover arises in the United Kingdom.

Profit

	Year ended September 30
	2003	2002	2001

	(£ million)
Pubs & Bars	177	190	187
Restaurants	96	98	87
Inns and other (i)	—	—	31

Retail	273	288	305
SCPD	2	1	1

	275	289	306

Exceptional items (ii)	(55)	(2)	(36)
Net interest payable (excluding exceptional interest charge)	(55)	(43)	(58)

Profit before taxation	165	244	212

(i)	Relates to the operating profit of the 988 pubs sold to Nomura in 2001.
(ii)
Due to the nature of the 2003 exceptional items (see Note 7), it is not possible to provide a meaningful allocation of the costs to the operating segments. The allocation of the 2002 exceptional items is Pubs & Bars £1 million and Restaurants £1 million. The 2001 exceptional item all relates to Inns and other.

Predominantly all of the Group’s profits arise in the United Kingdom.

Assets

	September 30
	2003		2002
	Total	Net Operating	Total	Net Operating

	(£ million)
Pubs & Bars	2,305	2,141	2,255	2,114
Restaurants	1,415	1,314	1,437	1,347

Retail	3,720	3,455	3,692	3,461
SCPD	60	25	55	26

	3,780	3,480	3,747	3,487

Geographical analysis
United Kingdom	3,706	3,436	3,677	3,445
Rest of Europe	74	44	70	42

	3,780	3,480	3,747	3,487

Net operating assets reconciliation
Net assets		2,064		2,475
Net debt		1,228		817
Corporate taxation		50		59
Deferred taxation		203		197
Pension prepayment		(98)		(61)
Proposed dividend		29		—
Balances relating to exceptional items		4		—

		3,480		3,487

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 4 – Segment Analysis – (Continued)

Other Segmental Information

	Year ended September 30
	2003	2002	2001

	(£ million)
Depreciation and amortization
Pubs & Bars	55	47	41
Restaurants (i)	44	39	34
Inns and other	—	—	9

Retail	99	86	84
SCPD	—	1	1

	99	87	85

(i)	includes amortization of £1 million (2002 £1 million, 2001 £1 million)

Capital expenditure
Pubs & Bars	92	143	145
Restaurants	56	111	165
Inns and other	—	—	2

Retail	148	254	312
SCPD	—	—	—

	148	254	312

Note 5 – Costs and Overheads, Less Other Income

	Year ended September 30
	2003	2002	2001

	(£ million)
Raw materials and consumables	385	377	410
Changes in stocks of finished goods and work in progress	6	(5)	—
Staff costs – (Note 6)	385	378	390
Depreciation of tangible fixed assets	98	86	84
Amortization of goodwill	1	1	1
Hire of plant and machinery	31	30	34
Property rentals	45	42	37
Other external charges (i)	292	283	300

	1,243	1,192	1,256

(i)	Major operating exceptional costs of £5 million (2002 £nil, 2001 £nil) are included in ‘Other external charges’.

Auditors’ remuneration paid to Ernst & Young LLP was £0.4 million (2002: £0.1 million) for audit services and, during the period after separation from Six Continents, £0.2 million for non-audit services. These non-audit services were incurred in connection with the securitization of the business (see Note 30). In addition, Mitchells & Butlers was recharged £3.4 million by Six Continents PLC for Ernst & Young LLP non-audit services incurred in respect of the separation transaction. There were no non-audit services in 2002.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff

Costs

	Year ended September 30
	2003	2002	2001

	(£ million)
Wages and salaries	353	352	363
Social security costs	27	25	25
Pensions	5	1	2

	385	378	390

Employee numbers

Average number of employees, including part-time employees:

	Year ended September 30
	2003	2002	2001

	(Number)
Retail	37,549	38,740	41,273
SCPD	7	7	9

Continuing operations	37,556	38,747	41,282

Pensions

	Year ended September 30
	2003	2002	2001

	(£ million)
Regular cost	12	15	15
Variations from regular cost	(3)	(12)	(12)
Notional interest on prepayment	(4)	(2)	(1)

Cost of defined benefit arrangements	5	1	2
Cost of defined contribution arrangements	—	—	—

	5	1	2

Retirement and death benefits are provided for eligible employees in the United Kingdom principally by the Mitchells & Butlers Pension Plan (“MABPP”) and the Mitchells & Butlers Executive Pension Plan (“MABEPP”). The plans are predominantly defined benefit schemes to current members. For new entrants, the plans provide defined contribution benefits. The assets of these plans are held in self-administered trust funds separate from the Company’s assets.

On April 1, 2003, Mitchells & Butlers Retail Limited became the sponsoring employer for the former Six Continents Pension Plan and Six Continents Executive Pension Plan, after the transfer of obligations and related assets to newly created InterContinental Hotels Group pension schemes. The Six Continents Pension Plan and Six Continents Executive Pension Plan were subsequently renamed the Mitchells & Butlers Pension Plan and Mitchells & Butlers Executive Pension Plan, respectively. Under the principles of merger accounting, the Mitchells & Butlers element of the Six Continents PLC pension plans is reflected in these financial statements for the periods prior to April 1, 2003.

The Group continues to account for pensions in accordance with SSAP 24. Pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 2002 actuarial valuations of the Six Continents PLC pension plans. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term return on

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

assets is 6.3% per annum, and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 13 years. At March 31, 2002, the market value of the consolidated assets of the Six Continents PLC pension plans was £1,187 million and the value of the assets was sufficient to cover 100% of the benefits that had accrued to members after allowing for expected increases in earnings.

Since April 1, 2003, the Group has made regular contributions to the pension plans of £10 million, including £5 million prepaid for the year to September 30, 2004, and additional contributions of £27 million. The agreed employer contribution rates to the defined benefit arrangements for the year to September 30, 2004 are 11.0% for the MABPP and 27.1% for the MABEPP. In addition, it has been agreed that further additional contributions of £55 million will be paid over the next three years, £35 million of which was paid on November 14, 2003.

FRS 17 – Retirement benefits disclosures

The valuations used for FRS 17 disclosures are based on the initial results of actuarial valuations at March 31, 2002 updated by independent qualified actuaries to September 30, 2003. Scheme assets are stated at market value at September 30, 2003 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement. The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

	September 30
	2003	2002	2001

Wages and salaries increases	4.2%	3.8%	3.9%
Pensions increases	2.7%	2.3%	2.4%
Discount rate	5.3%	5.5%	6.1%
Inflation rate	2.7%	2.3%	2.4%

The consolidated assets of the two principal schemes and expected rate of return were:

	Long-term rates of return expected September 30, 2003	Value at September 30, 2003	Long-term rates of return expected September 30, 2002	Value at September 30, 2002	Long-term rates of return expected September 30, 2001	Value at September 30, 2001

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
Equities	8.0	396	8.0	364	7.5	502
Bonds	4.9	355	4.7	285	5.1	219
Property	8.0	74	8.0	66	7.5	68

Total market value of assets		825		715		789
Present value of scheme liabilities		(1,068)		(913)		(771)

(Deficit)/surplus in the scheme		(243)		(198)		18
Related deferred tax asset/(liability)		73		59		(5)

Net pension (liability)/asset		(170)		(139)		13

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

If FRS 17 had been adopted in the preparation of the financial statements, the effects would have been as follows:

	Year ended September 30
	2003	2002

	(£ million, except percentages)
Movement in (deficit)/surplus during the year
(Deficit)/surplus in scheme (before deferred tax) at October 1	(198)	18
Current service	(13)	(12)
Past service cost	(1)	–
Contributions	42	18
Finance (charge)/income	(2)	6
Actuarial loss	(71)	(228)

Deficit in scheme (before deferred tax) at September 30	(243)	(198)

Operating profit charge
Current service cost	13	12
Past service cost	1	–

Total operating profit charge	14	12

Finance (charge)/income
Expected return on pension scheme assets	48	54
Interest on pension scheme liabilities	(50)	(48)

Net return	(2)	6

Actuarial loss recognized in the Statement of Total Recognized Group Gains and Losses (STRGL)
Actual return less expected return on pension scheme assets	39	(124)
Experience gains and losses arising on the scheme liabilities	(11)	(23)
Changes in assumptions underlying the present value of the scheme liabilities	(99)	(81)

Actuarial loss recognized in the STRGL	(71)	(228)

History of experience gains and losses
Difference between expected and actual return on scheme assets
Amount	39	(124)
Percentage of scheme assets	5%	(17% )
Experience gains and losses on scheme liabilities
Amount	(11)	(23)
Percentage of the present value of the scheme liabilities	(1% )	(3% )
Total amount recognized in the STRGL
Amount	(71)	(228)
Percentage of the present value of the scheme liabilities	(7% )	(25% )

There are no material post retirement obligations other than pensions.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Remuneration policy for Executive Directors

The following policy has applied since listing and will apply for the financial year 2004. For subsequent years, the Committee will review the policy and recommend changes as appropriate.

•	Remuneration packages are designed to attract, retain and motivate Executive Directors of the highest caliber.

•	The packages will be competitive within the leisure retailing industry and in those markets from which the Company recruits.

•	In fixing remuneration, note will be taken of reward levels in the wider community.

•	There will be an appropriate balance between fixed and variable ‘risk’ reward. The latter will be linked to the performance of the individual and of the Group.

•	Using ‘target’ or ‘projected value’ calculations, performance related incentives for Executive Directors will equate to approximately 60% of total remuneration.

•
Share and cash incentives will be designed so as to align the interests of Executive Directors with those of shareholders. For this purpose, Executive Directors are required to build and maintain a significant level of ownership of the Company’s shares, of two times salary, but three times salary for the Chief Executive. Shares arising from share schemes normally should not be sold until the minimum level of ownership has been satisfied.

Policy on Non-Executive Directors

Non-Executive Directors, including the Chairman, have letters of appointment. Their appointment and subsequent reappointment is subject to election or re-election by shareholders. Non-Executive Directors are paid a basic fee with additional fees for membership of the Remuneration and Audit Committees and for chairing those committees. The fees are approved by the Board on the recommendation of the Executive Directors, based on a review of the fees paid by other companies of a similar size.

Components of remuneration packages

The main components of Executive Directors’ remuneration are:

(i)	Basic salary

Salary is mainly set at median market levels and is based on individual performance and on information from independent professional sources on the salary levels for similar jobs in comparable companies. Salary levels in the Group and in the wider employment market are also taken into account.

(ii)	Annual performance bonus

Challenging performance goals are set which must be achieved before a bonus becomes payable. The maximum bonus opportunity is normally 80% of salary of which in 2003/04 50% is linked to earnings per share and 30% to personal and Group business objectives.

The bonus is payable either in cash, or in shares under the Short Term Deferred Incentive Plan as set out below.

Bonuses are not pensionable.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Short Term Deferred Incentive Plan (‘STDIP’)

At the discretion of the Committee, the Executive Directors may receive all or part of their annual performance bonus in the Company’s shares. A bonus award of shares will be deferred for 12 months. If the Director is in the Company’s employment at the end of that period, matching shares may be awarded of up to 0.5 times the deferred shares. Bonus and matching shares are normally released in three equal tranches on the first, second and third anniversaries of the bonus award date, provided the Director remains in the Company’s employment.

STDIP benefits are not pensionable.

Executive Share Option Plan (‘EXSOP’)

At the discretion of the Committee, grants of EXSOP options will normally be made annually to senior executives; grants are scaled according to seniority and for Executive Directors the maximum value of shares over which options may be granted in any year is two times salary. In determining the level of grant, the Company will take into account the level of awards made under the Performance Restricted Share Plan, so as to remain within the limits set out below.

The grant of options is restricted so that in each year the aggregate of (i) 25% of the market value of the ordinary shares over which an option is granted under EXSOP and (ii) 33% of the market value of the ordinary shares over which an award is made under the Performance Restricted Share Plan, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. These limits may only be exceeded in special circumstances.

A performance condition, set by the Committee, has to be met before options can be exercised. For options granted in 2003 only, the Company’s earnings per share (‘eps’) over the three year performance period must increase by at least 4 percentage points per annum over the growth in the UK Retail Prices Index (‘RPI’) before options can be exercised in full and reduced exercises will be permitted for lower levels of eps growth, as follows:

If eps growth over the performance period exceeds the growth in RPI by 3 percentage points per annum on average over the performance period, two-thirds of the ordinary shares under option will become exercisable. One-third of the ordinary shares under option will become exercisable for eps growth exceeding the RPI by at least 2 percentage points per annum on average over the performance period.

For options granted in 2003 retesting will be permitted once only, 12 months after the end of the performance period, with measurement from the original base year. If the performance target is not then met, the relevant options will lapse, otherwise options will normally lapse ten years after the date of grant.

Executive share options are not pensionable.

Performance Restricted Share Plan (‘PRSP’)

The PRSP allows Executive Directors and eligible employees to receive awards of shares or cash subject to the satisfaction of a performance condition, set by the Committee, which is measured over a three year period. For the cycle to September 30, 2003, the measure was based on the achievement of budgeted cost savings and any awards will be made in cash. For the cycle to September 30, 2004 the award will be measured by reference to the Company’s Total Shareholder Return (‘TSR’) performance relative to that of a comparator group of other companies over the same period. For the 2002/05 cycle, 50% of the award will be measured by reference to the TSR performance.

If the Company finishes in first to sixth positions in the group, an award will vest, graded between 100% of the TSR element of the award for first or second to 20% for sixth position. Below sixth position the award relating to TSR lapses.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

The vesting of the other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (‘cash ROCE’) exceeds its weighted average cost of capital (‘WACC’) over the performance period. The award for this element of the performance measure will be graded so that if the amount by which the cash ROCE exceeds the WACC over the performance period is at least 4.5 percentage points, 100% of the cash ROCE element of the award will vest, whereas if the excess is 3 percentage points, 20% of the award will vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points there will be no award in respect of this element.

TSR was chosen as a measurement because it allies the interest of management with that of shareholders. The cash ROCE measure was chosen to motivate the Executive Directors to increase the cash returns generated by the business and to reduce the overall cost of funding the Company thereby maximizing the spread between the two and increasing shareholder value.

Performance measurement under PRSP will be certified by the Company’s auditors. Benefits under PRSP are not pensionable.

Rolled over options

On separation, the Group’s executives, including the Executive Directors, with outstanding options under the Six Continents Executive Share Option Schemes were permitted to roll over those options into options of equivalent value over the Company’s shares. The rolled over options are not subject to a performance condition.

Other share plans

Executive Directors may participate in the all-employee plans, which are the Sharesave Plan and the Share Incentive Plan, but performance targets do not apply to such plans.

Companies used for comparison

In assessing overall levels of pay and benefits, Mitchells & Butlers compares the packages offered by comparator companies. These companies are chosen by the Committee following advice from external consultants, having regard to:

(i)	industry sector, to include direct competitors and the wider retail sector;

(ii)	size – turnover, profits and the number of people employed;

(iii)	structure and complexity of the business; and

(iv)	geographical spread.

Policy on external appointments

The Company recognizes that its Directors may be invited to become non-executive directors of other listed companies and that such duties can broaden experience and knowledge, which will benefit the Company. Executive Directors are therefore allowed to accept one non- executive appointment with the Company’s prior approval, and as long as this is not likely to lead to conflicts of interest. Fees received by the Director may be retained. During the period under review Tim Clarke was a non-executive director of Debenhams plc and retained the fees paid for that appointment. The fee for 2002/03 was £37,000.

Directors’ contracts

It is the Company’s normal policy to provide Executive Directors with rolling 12 month contracts which provide for 12 months notice from the Company and six months notice from the Director. Service contracts provide for summary termination in the event of gross misconduct. In other circumstances any severance

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

payment would normally be based on a valuation of net pay and benefits for any unexpired notice period on the expectation that the Director had made reasonable attempts to mitigate his loss.

Non-Executive Directors do not have service contracts but operate under a letter of appointment that provides for their tenure of office to be reviewed when they are about to stand for re-election, which is every three years. The dates of appointment of Non-Executive Directors are set out on page 40. The Chairman Roger Carr’s appointment is expressed to expire three years from the separation on April 15, 2003 of the Company from Six Continents. On February 12, 2003, prior to the Company’s admission to listing, the Executive Directors, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, each entered into a service contract with the Company which provides for the notice period described above.

Messrs Hughes and Naffah, in their previous contracts with the Six Continents group, however, enjoyed a two-year notice period from their employing company and, in their February 12, 2003 contracts with the Company, it was agreed that this provision would continue to apply for 12 months from separation only, i.e. until April 15, 2004. With the exception of these arrangements, the unexpired portion of Executive Directors’ contracts is 12 months.

Messrs Bramley, Hughes and Naffah also carried forward a change of control provision from their previous contracts into their February 12, 2003 contracts, which provision will also cease to apply in April 2004, 12 months from separation. This provides that if a change of control occurs within 12 months of the separation and the Director is dismissed within 12 months of this (other than in certain circumstances such as misconduct), then (i) he will be treated as having completed an additional 24 months’ service under the Six Continents Executive Pension Plan (or 12 months, in the case of Mike Bramley) and (ii) he will receive an amount equal to salary plus annual bonus averaged over the previous three bonus periods for a period of 21 months (or 12 months, in the case of Mike Bramley), less any outstanding salary paid after termination and also less the gross pension he would have been entitled to during the relevant period of 21 months (or 12 months, in the case of Mike Bramley).

Tim Clarke has neither a two-year notice period nor a change of control provision in his service agreement of February 12, 2003.

Policy regarding pensions

UK-based Executive Directors and senior employees participate on the same basis as other members in the Mitchells & Butlers Executive Pension Plan and, if appropriate, the Mitchells & Butlers Executive Top-Up Scheme. Executives in Germany, who do not participate in these plans, will participate in local plans.

Directors’ emoluments

As the Directors have been in office only since the Company’s separation from Six Continents in April 2003, the emoluments tables below are drawn up on the following basis:

•	All Directors’ emoluments for the period since taking up their appointments to the Board of Mitchells & Butlers plc.

•	For Roger Carr and Tim Clarke, who were directors of Six Continents PLC, their emoluments from that company for the period from October 1, 2002 to April 14, 2003.

•
Prior year amounts are included for Roger Carr and Tim Clarke based on their emoluments from Six Continents PLC. No prior year amounts are shown for the other Directors as they were not previously directors of Six Continents PLC.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ emoluments from Mitchells & Butlers plc since April 15, 2003:

	Salaries and fees	Short-term performance payments	Benefits	Total emoluments excluding pensions

	(£ thousand)
Executive Directors
Mike Bramley	150	82	13	245
Tim Clarke	232	126	13	371
Tony Hughes	150	82	9	241
Karim Naffah	162	89	6	257

Non-Executive Directors
Roger Carr	92	—	5	97
George Fairweather	23	—	—	23
Sir Tim Lankester (i)	16	—	—	16
Sara Weller	23	—	—	23

Total 2003	848	379	46	1,273

(i)	Appointed May 16, 2003

Emoluments earned as directors of Six Continents PLC.

				Total emoluments excluding pensions
	Salaries and fees	Short-term performance payments	Benefits	10.01.02 to 04.14.03	10.01.01 to 09.30.02

	(£ thousand)
Executive Director
Tim Clarke	322	26	15	363	694

Non-Executive Director
Roger Carr	56	—	—	56	46

The figures above represent emoluments earned during the periods shown.

‘Short-term performance payments’ include the annual performance related cash bonus and the value of any shares allocated under the Six Continents Employee Profit Share Scheme (2001/02) and the Mitchells & Butlers Share Incentive Plan (2002/03).

Tim Clarke’s annual performance related cash bonus of £26,000 for the period October 1, 2002 to April 14, 2003 was deferred into shares under the Six Continents Special Deferred Incentive Plan and he became entitled to a 0.5 times matching award of shares valued at £13,000. The satisfaction of that entitlement by Mitchells & Butlers plc is described on page F-23.

‘Benefits’ incorporate all tax assessable benefits arising from employment with the Company or Six Continents PLC, which relate in the main to the provision of a company car.

There were no payments for loss of office relating to the separation or for any other reason.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Short-Term Deferred Incentive Plan

The Executive Directors may under the Short-term Deferred Incentive Plan receive all or part of their annual cash bonus in shares deferred for 12 months. If the Director is still employed by the Company at that stage, the Company may also provide a related matching share award. The maximum award by the Company of matching shares will be 0.5 times the bonus shares deferred. Share entitlements under the STDIP are released in equal tranches over a three-year period, subject to the Director remaining in the Company’s employment.

The table below shows the maximum matching shares receivable if all of the Directors’ 2003 bonuses are deferred into share award.

	Awards held at 04.15.03	Ordinary share awards granted during period to 09.30.03	Year earned	Vesting date	Total awards over ordinary shares at 09.30.03	Value(i) £000

Director
Mike Bramley	—	17,375	2003	12.09.04	17,375	40
Tim Clarke	—	26,731	2003	12.09.04	26,731	61
Tony Hughes	—	17,375	2003	12.09.04	17,375	40
Karim Naffah	—	18,712	2003	12.09.04	18,712	43

(i)	Based on the share price at September 30, 2003 – £2.30.

As part of the terms of separation, the Company agreed to provide 105,495 shares on December 13, 2003 and a further 17,371 shares in December 2004 to Tim Clarke to meet the entitlements he had accrued respectively under the Six Continents Special Deferred Incentive Plan for 2001/02 and 2002/03 to date of separation.

Directors’ pensions

The following information relates to the pension arrangements provided for Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah under the Defined Benefit Section of the Mitchells & Butlers Executive Pension Plan (the “Plan”), and in the cases of Tim Clarke, Tony Hughes and Karim Naffah under the unfunded Executive Top-up Scheme (“MABETUS”).

The Plan is a funded, Inland Revenue approved, occupational pension scheme with a final salary section of which these Directors are members. All Plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings ‘cap’, MABETUS is used to increase pension and death benefits to the level that would otherwise have applied. The Plan’s main features applicable to the Executive Directors are:

(i)	a normal pension age of 60;

(ii)	pension accrual of one-thirtieth of final pensionable salary for each year of pensionable service subject to a cap of two-thirds of final pensionable salary;

(iii)	life assurance cover of four times pensionable salary;

(iv)	pensions payable in the event of ill health; and

(v)	spouse’s and dependants’ pensions on death.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

	Age at	Directors’	Transfer value of accrued pension		Increase in transfer value over year less	Increase in accrued	Increase in accrued	Accrued pension
	September 30	contributions			Directors’	pension	pension	at 09.30.03
	2003	(i)	09.30.02	09.30.03	contributions	(ii)	(iii)	(iv)

	£
Director
Mike Bramley	52	11,600	1,204,100	2,054,200	838,500	41,100	37,400	164,600
Tim Clarke	46	14,700	1,261,000	2,022,800	747,100	24,100	18,300	217,300
Tony Hughes	55	12,800	716,500	1,081,600	352,300	17,000	15,200	74,700
Karim Naffah	40	13,500	457,200	733,400	262,700	19,300	16,700	105,500

(i)
Contributions paid in the year by the Directors under the terms of the plans. Of the amounts for Messrs Bramley, Hughes and Naffah, £6,700, £7,100 and £7,300 respectively were their contributions during the period since the Company was listed.

(ii)	The absolute increase in accrued pension during the year.
(iii)	The increase in accrued pension during the year, excluding any increase for inflation.
(iv)	Accrued pension is that which would be paid annually on retirement at 60, based on service to September 30, 2003.
(v)
Members of the Plan have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits, but members of MABETUS are unlikely to benefit by doing so; neither any such contributions, nor the resulting benefits, are included in the above table.

(vi)	Transfer values have been calculated in a manner consistent with the Retirement Benefit Schemes – Transfer Values (GNII) published by the Institute of Actuaries and the Faculty of Actuaries.

Additional pension information

The following is additional information relating to Directors’ pensions under the Plan and MABETUS.

(i)	Normal pension age

The normal pension age is 60.

(ii)	Dependants’ pensions

On the death of a Director before his normal pension age, a widow’s pension equal to one-third of his own pension is payable; a child’s pension of one-sixth of his pension is payable for each of a maximum of two eligible children.

On the death of a Director after payment of his pension commences, a widow’s pension of two-thirds of the Director’s full pension entitlement is payable; in addition, a child’s pension of one-sixth of his full pension entitlement is payable for each of a maximum of two eligible children.

(iii)	Early retirement rights

After leaving the service of the Company, the member has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.

(iv)	Pension increases

All pensions (in excess of Guaranteed Minimum Pensions) are subject to contractual annual increases in line with the annual rise in the RPI, subject to a maximum of 5% per annum. In addition, it is the Company’s present aim to pay additional increases based on two-thirds of any rise in the RPI above 5% per annum.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

(v)	Other discretionary benefits

Other than the discretionary pension increases mentioned in (iv), there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Performance Restricted Share Plan (“PRSP”)

The PRSP was introduced on separation, initially to replace the Six Continents Long-term Incentive Plan for Mitchells & Butlers executives. In 2003, there were three cycles of the Plan in operation. The first two were to replace participation in the final cycles of the Six Continents’ plan.

The awards made in respect of the performance period ended September 30, 2003, which are to be paid in cash were:

	Awards held at 04.15.03	Pre-tax awards granted during period to 09.30.03	Total pre-tax awards held at 09.30.03

	(£ thousands)
Director
Mike Bramley	—	98	98
Tim Clarke	—	150	150
Tony Hughes	—	98	98
Karim Naffah	—	105	105

This award was based on a twelve month performance period to September 30, 2003 where the performance measure related to the achievement of budgeted cost savings. The award is to be paid in cash, equivalent to 30% of salary.

The Executive Directors are included in the cycles ending on September 30, 2004 and September 30, 2005 and the maximum potential pre-tax value of their awards, if performance targets are achieved, is:

	Awards held	Awards granted during period to 09.30.03 maximum potential entitlement		Maximum potential entitlement
	at 04.15.03	2004(i)	2005(ii)	at 09.30.03
Director	(£ thousands)
Mike Bramley	—	195	293	488
Tim Clarke	—	300	450	750
Tony Hughes	—	195	293	488
Karim Naffah	—	210	315	525

The above awards, if achieved, arise from:
(i)
An eighteen month performance period to September 30, 2004 where the performance measure relates to the Group’s Total Shareholder Return against a group of comparator companies. Any award will be made in shares and will be graded, according to where the Group finishes in the comparator group, between 60% of salary for first or second position and 12% of salary for sixth position. Below sixth position there will be no award.

(ii)
A thirty month performance period to September 30, 2005 where the performance measure relates firstly to the Group’s Total Shareholder Return performance and secondly to the Group’s cash return on capital employed against its weighted average cost of capital. The combined maximum award from the two measures is equivalent to 90% of salary.

Participation in the PRSP is by means of an option, which is exercisable for nominal consideration once the performance conditions have been satisfied.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ share options

	Ordinary shares under option				Weighted average
Director	April 15 2003	Granted	Rolled over	September 30 2003	option price	Option price

Mike Bramley			443,981		260.07p
		296,800				219p
A	—			97,704	214.47p
B	—			346,277	272.93p
C	—			296,800	219.00p

Total	—	296,800	443,981	740,781	243.61p

Tim Clarke			977,319		263.59p
		9,423				169p
		456,620				219p
A	—			250,245	213.70p
B	—			727,074	280.76p
C	—			466,043	217.99p

Total	—	466,043	977,319	1,443,362	248.86p

Tony Hughes			553,316		262.97p
		5,473				169p
		296,800				219p
A	—			144,189	214.47p
B	—			409,127	280.07p
C	—			302,273	218.09p

Total	—	302,273	553,316	855,589	247.12p

Karim Naffah			719,279		228.81p
		319,630				219p
A	—			437,302	195.89p
B	—			281,977	279.87p
C	—			319,630	219.00p

Total	—	319,630	719,279	1,038,909	225.79p

No Directors’ options over Mitchells & Butlers plc shares lapsed or were exercised or varied during the period. No price was paid for the grant of any of the options.

Rolled over options are exercisable over the Company’s shares under the terms of the Six Continents Executive Share Option Scheme. Options granted during the period are exercisable under the Mitchells & Butlers Executive Share Option Plan.

Options granted during the period are exercisable between May 27, 2006 and May 27, 2013 subject to the achievement of performance conditions where applicable. The latest date that any of the above rolled over options are exercisable is October 2012.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Shares under option at September 30, 2003 are designated as:

A	where the options are exercisable and the market price per share was above the option price at September 30, 2003;

B	where the options are exercisable but the market price per share at September 30, 2003 was below the option price; and

C	where the options are not yet exercisable.

The market price on September 30, 2003 was 230p and the range during the period from listing on April 15, 2003 to September 30, 2003 was 206p to 257p per share.

	Ordinary shares of 5p
Directors’ shareholdings	09.30.03	04.15.03(i)

	(number)
Executive Directors
Mike Bramley	10,106	9,125
Tim Clarke	297,081	102,341
Tony Hughes	4,421	3,349
Karim Naffah	26,692	17,021

Non-Executive Directors
Roger Carr	1,512	1,512
George Fairweather	—	—
Sir Tim Lankester	—	—	(ii)
Sara Weller	—	—

(i)	Date of admission of shares at listing.
(ii)	As at date of appointment.

The above shareholdings are all beneficial interests and include shares held on behalf of the Executive Directors by the Trustees of the Company’s Share Incentive Plan and by the Trustees of the Six Continents Employee Profit Share Scheme. None of the Directors has a beneficial interest in the shares of any subsidiary or in debenture stocks of the Company or any subsidiary.

The Directors’ interests as at January 16, 2004 are shown on page 48.

The Company’s Register of Directors’ Interests, which is open to inspection at the registered office, contains full details of Directors’ shareholdings and share options.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 7 – Exceptional Items

	Year ended September 30
	2003	2002	2001

	(£ million)
Operating exceptional items
Securitization costs (i)*	4	—	—
Abortive acquisition costs (ii)*	1	—	—

Total operating exceptional items	5	—	—

Non-operating exceptional items
Loss on disposal of fixed assets	—	2	—
Separation costs (iii)*	42	—	—
Loss on disposal of operations (iv)*	—	—	36

Total non-operating exceptional items	42	2	36

Exceptional interest charge(v)*	8	—	—

Total exceptional items before tax	55	2	36
Tax (credit)/charge on above items	(9)	(1)	7
Exceptional tax credit (vi)*	(22)	—	—

Total exceptional items after tax	24	1	43

(i)	Securitization costs relate to operating expenses incurred in relation to the securitization of the Group’s UK pubs and restaurants business (see Note 30).

(ii)	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.

(iii)
Separation costs relate to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defense costs and various other costs directly related to the separation.

(iv)	The loss on disposal of £36 million in 2001 relates to the 988 pubs sold to Nomura.

(v)	The exceptional interest charge arises from the acceleration of facility fee amortization in respect of the existing borrowing facilities which were repaid on securitization.

(vi)	The exceptional tax credit arises in respect of group relief received from the Six Continents group.

*	Major exceptional items for the purposes of calculating adjusted earnings per share (see Note 11).

All exceptional items relate to continuing operations.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 8 – Net Interest Payable and Similar Charges

	Year ended September 30
	2003			2002	2001

	Before major exceptional items	Major exceptional items	Total

	(£ million)
Interest payable and similar charges
Bank overdrafts and loans	33	8	41	—	1
Six Continents group	24	—	24	45	63

	57	8	65	45	64
Interest receivable	(2)	—	(2)	(2)	(6)

	55	8	63	43	58

Interest receivable includes £1 million (2002 £1 million, 2001 £5 million) from the Six Continents group.

Note 9 – Tax on Profit on Ordinary Activities

	Year ended September 30
	2003			2002	2001

	Before major exceptional items	Major exceptional items	Total

	(£ million)
United Kingdom corporation tax at 30% (2002 30%, 2001 30%)
Current year	60	(24)	36	60	57

Total current tax	60	(24)	36	60	57

Deferred tax
Origination and reversal of timing differences	10	(7)	3	20	27
Prior years	1	—	1	—	(2)

Total deferred tax	11	(7)	4	20	25

Tax on profit on ordinary activities	71	(31)	40	80	82

Further analyzed as tax relating to:
Profit before exceptional items	71	—	71	81	75
Exceptional items (see Note 7):
Operating	—	(1)	(1)	—	—
Non-operating	—	(6)	(6)	(1)	7
Interest	—	(2)	(2)	—	—
Tax credit	—	(22)	(22)	—	—

	71	(31)	40	80	82

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 9 – Tax on Profit on Ordinary Activities – (Continued)

Tax reconciliations

	Year ended September 30
	2003	2002	2001

	(%)
Reconciliation of United Kingdom standard rate to current tax rate
United Kingdom corporation tax at standard rate	30.0	30.0	30.0
Permanent differences	1.2	1.6	1.8
Capital allowances in excess of depreciation	(4.7)	(7.4)	(8.7)
Other timing differences	0.6	0.2	(0.5)
Net effect of different rates of tax in overseas businesses	(0.6)	0.4	—
Adjustment to tax charge in respect of prior years	—	(0.1)	—
Capital gains	—	(0.2)	—
Exceptional items	(4.7)	—	4.4

Effective current tax rate	21.8	24.5	27.0

Reconciliation of United Kingdom standard rate to overall rate of tax
United Kingdom standard rate of corporation tax	30.0	30.0	30.0
Adjusted for:
Permanent differences	1.2	1.6	1.8
Net tax rate effect of overseas businesses	(0.6)	0.4	—
Adjustment to tax charge in respect of prior years	—	0.2	(1.0)
Capital gains	—	(0.2)	—
Other differences	1.7	0.7	—
Impact of major exceptional items	(8.1)	—	8.1

Effective tax rate	24.2	32.7	38.9

Factors which may affect future tax charges

The key factors which may affect future tax charges include the future capital structure, the availability of accelerated tax depreciation, utilization of unrecognized losses, changes in tax legislation and the proportion of profits arising overseas.

Note 10 – Dividends

The dividend charge for the year of £29 million represents the proposed final dividend on ordinary shares of 5.65p per share. This was paid on February 16, 2004 to shareholders registered on December 19, 2003, based on the number of shares in issue following the share consolidation (see Note 30).

On April 9, 2003, shareholders of Six Continents PLC received an interim dividend of 6.6p per share for the period prior to separation.

Note 11 – Earnings per Ordinary Share

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £125 million (2002 £164 million, 2001 £130 million) by 735 million (2002 734 million, 2001 734 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 736 million (2002 734 million, 2001 734 million).

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 11 – Earnings per Ordinary Share – (Continued)

In arriving at the weighted average number of shares, it has been assumed that the ordinary shares of Mitchells & Butlers plc in issue on April 15, 2003 following separation from Six Continents of 734 million was the number of shares in issue prior to separation.

Adjusted earnings per ordinary share are calculated as follows:

	Year ended September 30
	2003	2002	2001

	(pence per share)
Basic earnings	17.0	22.3	17.7
Major exceptional items, less tax thereon	3.3	—	5.9

Adjusted earnings	20.3	22.3	23.6

Adjusted earnings per share are disclosed in order to show performance undistorted by abnormal items and thereby give shareholders a clearer understanding of the trading performance of the Group.

Note 12 – Intangible Fixed Assets

	September 30
Goodwill	2003	2002

	(£ million)
Cost:
At October 1	14	13
Exchange adjustments	1	1

At September 30	15	14

Amortization:
At October 1	3	2
Provided	1	1

At September 30	4	3

Net book value at September 30	11	11

Goodwill is being amortized over its useful economic life, which is considered to be a 20-year period.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 13 – Tangible Fixed Assets

	Land and buildings	Fixtures, fittings and equipment	Total

	(£ million)
Cost or valuation:
At October 1, 2001	2,696	825	3,521
Additions	116	138	254
Disposals	(21)	(32)	(53)

At September 30, 2002	2,791	931	3,722
Additions	63	85	148
Disposals	(41)	(84)	(125)
Exchange adjustments	1	1	2

At September 30, 2003	2,814	933	3,747

Depreciation:
At October 1, 2001	31	109	140
Provided	11	75	86
On disposals	(2)	(28)	(30)

At September 30, 2002	40	156	196
Provided	16	82	98
On disposals	(1)	(67)	(68)
Exchange adjustments	(1)	—	(1)

At September 30, 2003	54	171	225

Net book value:
At September 30, 2003	2,760	762	3,522

At September 30, 2002	2,751	775	3,526

Properties

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying value of properties as at October 1, 1999 to be retained.

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations, which at September 30, 2003 amounted to £400 million (2002 £404 million). In addition, the carrying value of the Group’s fixed assets reflects the 1999 revaluation (see below) which at September 30, 2003 amounted to £341 million (2002 £342 million).

The most recent valuation of properties reflected in the carrying value of fixed assets was undertaken in 1999 and covered all properties then owned by the Group other than leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors, Chesterton plc, internationally recognized valuers, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value and had regard to trading potential.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 13 – Tangible Fixed Assets – (Continued)

Historical cost

The comparable amounts under the historical cost convention for properties would be:

	September 30
	2003	2002

	(£ million)
Cost	2,022	1,991
Depreciation	(95)	(82)

Net book value	1,927	1,909

The split of the net book value of land and buildings is as follows:

		September 30
		2003			2002
		Cost or valuation	Depreciation	Net book value

		(£ million)
Freehold		2,524	(22)	2,502	2,487
Leasehold	– unexpired term of more than 50 years	104	(3)	101	97
	– unexpired term of 50 years or less	186	(29)	157	167

		2,814	(54)	2,760	2,751

Cost or valuation of land and buildings:
1999 valuation		1,443
Cost		1,371

		2,814

Note 14 – Fixed Asset Investments

Own shares

On June 25, 2003, Hill Samuel ESOP Trustee Limited, as trustees of the Company’s Share Incentive Plan (“SIP”), purchased 425,807 Mitchells & Butlers plc ordinary shares which are held in trust for employees participating in the SIP. The shares have been conditionally gifted to the participating employees and the cost, £1 million, has been charged to operating profit. At September 30, 2003, the market value of the shares held in the trust was £977,227.

Note 15 – Stocks

	September 30
	2003	2002

	(£ million)
Work in progress	19	22
Finished goods	24	27

	43	49

The replacement cost of stocks approximates to the value stated above. Work in progress is in respect of property developments.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 16 – Debtors

	September 30
	2003	2002

	(£ million)
Amounts falling due within one year
Trade debtors	10	4
Other debtors (i)	36	44
Other prepayments	42	34

	88	82

Amounts falling due after one year
Pension prepayment	98	61
Other prepayments	11	—

	109	61

Total debtors	197	143

(i)	Net of provision for bad debts of £3 million (2002 £2 million).

Note 17 – Creditors: amounts falling due within one year

	September 30
	2003	2002

	(£ million)
Borrowings – (Note 19)	234	3
Trade creditors	45	46
Corporate taxation	50	59
Other taxation and social security	39	34
Accrued charges	86	59
Proposed dividend	29	—
Other creditors	25	28
Amount due to Six Continents group	—	831

	508	1,060

Note 18 – Creditors: amounts falling due after one year

	September 30
	2003	2002

	(£ million)
Borrowings – (Note 19)	1,001	1

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 19 – Borrowings

	September 30
	2003			2002
	Within one year	After one year	Total	Within one year	After one year	Total

	(£ million)
Overdrafts	13	—	13	—	—	—
Syndicated loan facility	218	1,000	1,218	—	—	—
Loan notes (i)	2	—	2	2	—	2
Finance leases	1	1	2	1	1	2

Total borrowings	234	1,001	1,235	3	1	4

(i)	The loan notes bear interest at a floating rate, are repayable on demand and are secured on specific assets of the Group. All other borrowings are unsecured.

	September 30
	2003	2002

	(£ million)
Analysis by year of repayment:
Due within one year or on demand	234	3
Due between one and two years	1	1
Due between two and five years	1,000	—

Total borrowings	1,235	4

	2003	2002

	(£ million)
Facilities committed by banks
Utilized	1,218	—
Unutilized	282	—

	1,500	—

Unutilized facilities expire within one year.

On November 13, 2003, the syndicated loan was repaid and the related facilities canceled following a refinancing of the Group. The syndicated loan was replaced by the issue of £1,900 million of secured loan notes by Mitchells & Butlers Finance plc, a Group company, as set out in Note 30 of Notes to the Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 20 – Financial Instruments

Prior to the separation of Six Continents, the financial risks faced by the Group were identified and monitored by Six Continents group Treasury. On separation, the Group established a new Treasury department to take over this function. The Group had not entered into any financial derivative transactions between the period from separation to September 30, 2003. The disclosures in this note exclude short-term debtors and creditors where permitted by FRS 13.

Currency and interest rate risk profile of financial assets and liabilities:

	September 30
	2003	2002

	(£ million)
Financial assets:
Sterling	6	16
Euro	1	2

	7	18

Financial liabilities:
Sterling	(1,235)	(4)
Euro	—	—

	(1,235)	(4)

Financial assets comprise cash of £4 million (2002 £16 million) and current asset investments of £3 million (2002 £2 million). Financial liabilities comprise borrowings as disclosed in Note 19 of Notes to the Financial Statements.

Currency risk

As the Group is predominantly UK based, it does not have any material currency exposures.

Fair values of financial assets and liabilities

	September 30
	2003		2002
	Net book value	Fair value	Net book value	Fair value

	(£ million)
Cash	4	4	16	16
Current asset investments	3	3	2	2
Borrowings	(1,235)	(1,235)	(4)	(4)

	(1,228)	(1,228)	14	14

Borrowings incur interest at floating rates, based on LIBOR, and their book value therefore approximates to their fair value.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 21 – Deferred taxation

(£ million)
At October 1, 2001	170
Profit and loss account	20
Other adjustments	7

At September 30, 2002	197
Profit and loss account	4
Other adjustments	2

At September 30, 2003	203

Analyzed as tax on timing differences related to:

	September 30
	2003	2002

	(£ million)
Fixed assets	126	135
Deferred gains	49	49
Pension prepayment	29	18
Other	(1)	(5)

	203	197

Tax losses with a value of £5 million (2002 £13 million), including capital losses with a value of £nil (2002 £9 million), have not been recognized as their use is uncertain or not currently anticipated. These tax losses do not have an expiry date.

No provision has been made for deferred tax on the sale of properties at their revalued amounts or where gains have been or are expected to be deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £156 million (2002 £191 million restated). It is not anticipated that any such tax will be payable in the foreseeable future.

Note 22 – Other Provisions for Liabilities and Charges

	Other
	Reorganization	Other	Total

	(£ million)
At October 1, 2001	9	4	13
Profit and loss account	2	(1)	1

At September 30, 2002	11	3	14
Utilized	(10)	—	(10)

At September 30, 2003	1	3	4

The reorganization provision relates to the relocation of the Group’s head office which was largely completed during the year. The other provision relates to the cost of exiting property leases, the timings of which are uncertain.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 23 – Share Options

	Rolled over options	New options	Total

	(millions)
Rolled over options on separation	26.5	—	26.5
Granted since separation	—	10.7	10.7
Exercised	(1.8)	—	(1.8)
Lapsed	(0.6)	—	(0.6)

At September 30, 2003	24.1	10.7	34.8

Rolled over options were originally granted under the Six Continents Executive Share Option Schemes. On separation, employees and certain former employees of the Six Continents group had the opportunity to roll over their options over Six Continents PLC shares into options over Mitchells & Butlers plc shares. The number of options exchanged and the exercise prices were calculated in accordance with a formula based on the closing Six Continents’ and opening Mitchells & Butlers’ share prices, both averaged over a five-day period. Exercise prices range from £1.81 to £3.64 and options are exercisable until October 4, 2012. These options are not subject to a future performance condition.

Since separation, the Company has granted new options under the following share schemes:

(i)
Sharesave – an Inland Revenue approved savings scheme open to all employees, whereby the proceeds from the savings contract, of either three or five years duration, are used to purchase shares under options granted at the commencement of the savings contract, at a discount of 20% to the market value of the shares at the date of grant. Options over 3,995,490 shares were granted at an exercise price of £1.69 in June 2003. The options may be exercised up to six months after the maturity of the savings contract.

(ii)
Executive Share Option Plan – a discretionary share plan whereby options may be granted to senior management at the prevailing market price at the date of grant. Options generally become exercisable between three and ten years after the date of grant, subject to achievement of a performance condition. Options over 4,263,720 shares were granted at an exercise price of £2.19 in May 2003. Details of the performance conditions attached to these options are contained in Note 6 of the Financial Statements.

(iii)
Performance Restricted Share Plan – a discretionary share plan whereby options are granted to a small group of the Company’s most senior executives. Options are exercisable within two years after the completion of a three-year performance period. Options over 2,502,253 shares were granted in May 2003 at an exercise price of £1 per employee per share plan. Details of the performance conditions attached to these options are contained in Note 6 of Notes to the Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 23 – Share Options – (Continued)

Movements in the options outstanding under these schemes for the period from separation to September 30, 2003 are as follows:

	Options outstanding at April 15, 2003	Granted		Exercised	Lapsed or canceled	Options outstanding at September 30, 2003		Fair value of options granted during the period

Rolled over options
No. of shares (000)	26,479	—		(1,762)	(596)	24,121

Range of option prices (pence)	181.4–364.5	—		181.4–214.5	214.5–364.5	181.4–364.5		—

Sharesave
No. of shares (000)	—	3,995		—	(23)	3,972

Range of option prices (pence)	—	169		—	169	169		68.4

Executive Share Option Plan
No. of shares (000)	—	4,264		—	(33)	4,231

Range of option prices (pence)	—	219		—	219	219		25.7

Performance Restricted Share Plan
No. of shares (000)	—	2,502		—	—	2,502

Range of option prices (pence)	—	—	(i)	—	—	—	(i)	202.0

The weighted average fair value of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 4%, expected volatility of 23%, risk free interest rate of 4% and expected life of 18 months, 30 months, 36 months or 60 months.

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 23 – Share Options – (Continued)

Movements in the options outstanding under the option schemes for the period from separation to September 30, 2003 are as follows:

	Options outstanding at April 15, 2003	Granted		Exercised	Lapsed or canceled	Options outstanding at September 30, 2003		Options exercisable at September 30, 2003

Rolled over options
No. of shares (000)	26,479	—		(1,762)	(596)	24,121		24,121

Weighted average option price (p)	257.8	—		214.4	294.6	260.1		260.1

Sharesave
No. of shares (000)	—	3,995		—	(23)	3,972		—

Weighted average option price (p)	—	169		—	169	169		—

Executive Share Option Plan
No. of shares (000)	—	4,264		—	(33)	4,231		—

Weighted average option price (p)	—	219		—	219	219		—

Performance Restricted Share Plan
No. of shares (000)	—	2,502		—	—	2,502		—

Weighted average option price (p)	—	—	(i)	—	—	—	(i)	—

Summarized information about options outstanding under the share option schemes is as follows:

	Options outstanding				Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price		Number exercisable	Weighted average option price

	(000)	(years)	(pence)		(000)	(pence)
Rolled over options
181.4p to 242.0p	8,583	—	212.8		8,583	212.8
242.1p to 303.0p	11,750	—	270.5		11,750	270.5
303.1p to 364.5p	3,788	—	334.9		3,788	334.9

	24,121	—	260.1		24,121	260.1

Sharesave
169p	3,972	3.8	169		—	—
Executive Share Option Plan
219p	4,231	2.7	219		—	—
Performance Restricted Share Plan
	2,502	1.8	—	(i)	—	—	(i)

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 24 – Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Year ended September 30
	2003	2002	2001

	(£ million)
Operating profit before major exceptional items	275	289	306
Depreciation and amortization	99	87	85
Other non-cash items	—	(1)	(4)

Earnings before interest, taxation, depreciation, amortization and major exceptional items	374	375	387
Decrease/(increase) in stocks	6	(5)	(6)
(Increase)/decrease in debtors	(34)	7	(14)
Increase/(decrease) in creditors	2	(6)	(21)
Provisions expended	(4)	—	(2)

Net cash inflow from operating activities before expenditure relating to major exceptional items	344	371	344
Major operating exceptional expenditure	(2)	—	—
Separation costs paid	(36)	—	—

Net cash inflow from operating activities	306	371	344

Note 25 – Net Cash Flow

	September 30
	2003	2002	2001

	(£ million)
Net cash inflow from operating activities before expenditure relating to major exceptional items	344 (i)	371	344
Net capital expenditure	(103)	(226)	(288)

Operating cash inflow after net capital expenditure	241	145	56
Net interest paid	(49)	(43)	(58)
Tax paid	(44)	(82)	(34)

Normal cash flow	148	20	(36)
Issue of ordinary share capital	4	—	—
Major operating exceptional expenditure	(2)	—	—
Separation costs paid	(36)	—	—
Facility fees paid	(15)	—	—
Prepaid issue costs in respect of the securitization	(1)	—	—
Disposal of businesses	—	—	598

Net cash flow	98	20	562

(i)	includes £27 million of additional pension contributions.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 26 – Net Debt

	Cash at bank and in hand net of overdrafts		Current asset investments	Other borrowings due within one year	Other borrowings due after one year	Balances with Six Continents group companies	Total

At October 1, 2000	24		26	(25)	—	(1,197)	(1,172)
Net cash flow	362	(i)	—	—	—	—	362
Management of liquid resources and financing	(368	)(i)	(24)	21	(1)	372	—

At September 30, 2001	18		2	(4)	(1)	(825)	(810)
Net cash flow	(7	)(i)	—	—	—	—	(7)
Management of liquid resources and financing	5	(i)	—	1	—	(6)	—

At September 30, 2002	16		2	(3)	(1)	(831)	(817)
Net cash flow	(411	)(i)	—	—	—	—	(411)
Management of liquid resources and financing	386	(i)	1	(218)	(1,000)	831	—

At September 30, 2003	(9)		3	(221)	(1,001)	—	(1,228)

(i)	Represents a movement in cash and overdrafts of £25 million outflow (2002 £2 million outflow, 2001 £6 million outflow) (see Consolidated Statement of Cash Flows).

Reconciliation of net cash flow to movements in net debt

	September 30
	2003	2002	2001

	(£ million)
Decrease in cash and overdrafts	(25)	(2)	(6)
Management of liquid resources	1	—	(24)
Financing activities	118	22	592
Issue of ordinary share capital	4	—	—

Net cash flow – (Note 25)	98	20	562
Net funding flows with Six Continents group	193	(27)	(200)
Cash payment to former Six Continents PLC shareholders	(702)	—	—

Increase in net debt arising from cash flows	(411)	(7)	362
Opening net debt	(817)	(810)	(1,172)

Closing net debt	(1,228)	(817)	(810)

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 27 – Financial Commitments

Operating lease commitments

The Group has annual commitments under operating leases at September 30, 2003 which expire as follows:

	September 30
	2003		2002
	Properties	Other	Properties	Other

	(£ million)
Within one year	1	2	—	2
Between one and five years	3	3	3	3
After five years	37	—	36	—

	41	5	39	5

Total commitments under noncancelable operating leases at September 30, 2003 are as follows:

September 30
2003

(£ million)
Due within one year	46
One to two years	42
Two to three years	39
Three to four years	38
Four to five years	37
Thereafter	629

831

Capital commitments

	September 30
	2003	2002

	(£ million)

Contracts placed for expenditure on fixed assets not provided for in the financial statements	20	33

Note 28 – Contingencies

On separation from the Six Continents Group on April 15, 2003, the Company gave no warranties (other than as to ownership of the shares in Six Continents plc as at Separation) and agreed to give certain limited indemnities to InterContinental Group. These indemnities were given to protect InterContinental Group against liabilities which InterContinental Group may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, the Company indemnified InterContinental Group in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties and indemnities were given. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements in the amount of £3m, such indemnities are not expected to result in financial loss to the Group.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 29 – Related Party Transactions

The Group had the following transactions with Six Continents group during the year.

	September 30
	2003	2002	2001

	(£ million)
Net interest paid	23	44	58
Costs recharged, including separation costs	29	9	2
Pension scheme payments	3	1	2
Net funding	(184)	11	184

Total	(129)	65	246

Amounts due to Six Continents group at the balance sheet date – (see Note 26)	—	(831)

Note 30 – Post Balance Sheet Events

Securitization

On November 13, 2003, a Group company, Mitchells & Butlers Finance plc, issued £1,900 million of secured loan notes. The funds raised were used to repay existing bank borrowings of £1,243 million with most of the balance set aside to return cash to shareholders (see page F-45).

The loan notes consist of six tranches with principal terms as follows:

Tranche	£ million	Interest	Repayment period	Expected WAL

A1	200	Floating	By installments 2003 to 2028	7 years
A2	550	5.574%	By installments 2003 to 2028	13 years
A3	250	Floating	By installments 2003 to 2028	7 years
B1	350	5.965%	By installments 2003 to 2023	11 years
B2	350	6.013%	By installments 2003 to 2028	21 years
C1	200	6.469%	By installments 2003 to 2030	26 years

	1,900

The expected WAL (weighted average life) is based on the amortization profile of the individual note tranches and assumes refinancing of the A1 and A3 notes on the margin step-up dates below.

The notes are secured on substantially all of the Group’s property and future income streams therefrom.

Interest on the Class A1 notes is payable at three month LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. These notes are fully hedged using interest rate swaps which fix the interest rate payable.

The Class A3 notes were issued in principal amount of $419 million, with interest payable at three month US dollar LIBOR plus a margin of 0.45%, stepping up to US dollar LIBOR plus 0.90% in December 2010. These notes are fully hedged using currency swaps and interest rate swaps, whereby all principal and interest liabilities are swapped into sterling, providing an initial principal of £250 million and fixed interest payable.

The overall cash interest rate payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of a financial guarantee provided by Ambac in respect of the Class A notes.

The securitization is governed by various conditions, including covenants relating to the maintenance and disposal of the securitized properties.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Post Balance Sheet Events – (Continued)

Return of funds to shareholders and share consolidation

The Board approved the payment of a special dividend of 68p per share to shareholders who were registered on December 1, 2003. The special dividend represents an interim dividend in respect of the financial year ending September 30, 2004 and was paid to shareholders on December 8, 2003 at a total cost of £501 million. In connection with the special dividend, a share consolidation was approved by shareholders at an Extraordinary General Meeting held on December 1, 2003 and then implemented on December 2, 2003. The share consolidation, which is a proportionate reduction in the number of shares in issue, allows comparability of the Company’s share price and dividend per share before and after the payment of the special dividend. The share consolidation resulted in the issue of 12 new ordinary shares of 71/12p each for every 17 existing ordinary shares of 5p each. No changes were made to the share numbers under option in any of the Group’s option plans as a result of the consolidation of the Company’s share capital on December 2, 2003.

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences, as they apply to the Group, are summarized below.

Basis of preparation

As described in Note 1 of Notes to the Financial Statements, the Group’s financial statements exclude the results, cash flows and net assets of Six Continents PLC and its hotels and soft drinks subsidiaries for all periods presented. This basis of preparation accords with the ‘carve out’ basis of accounting that would be required under US GAAP. Similarly, the merger accounting principles used with respect to the transfer of entities to the Group from other Six Continents group companies accords with the accounting for a reorganization of entities under common control that would be required under US GAAP.

Intangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries is capitalized and amortized over its estimated useful life. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against reserves. Under US GAAP, the Group adopted SFAS 142 ‘Goodwill and Other Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill would be capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. Prior to October 1, 2002 under US GAAP, goodwill would have been capitalized and amortized over its estimated useful life, not exceeding 40 years. The Group is not required to recognize any intangible assets, other than goodwill, under either UK GAAP or US GAAP.

SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds the fair value of that goodwill.

The Group performed initial and subsequent evaluations of its goodwill using October 1, 2002 and September 30, 2003 as the respective valuation dates. An impairment charge was not required at either of the valuation dates.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Tangible fixed assets

Prior to October 1, 1999, the Group’s properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations. Under US GAAP, revaluation would not have been permitted.

Depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold pubs were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by the Group with effect from October 1, 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation policies.

Provisions

Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would be charged to net income as incurred. The restructuring was substantially completed during the year.

Staff costs

Under UK GAAP, the Group makes a charge for the cost of certain share incentive plans based on the fair value of the shares on the date of the award. The cost is recognized over the period of the schemes. Under US GAAP, these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date. A charge would also be made under US GAAP in respect of options granted under the Sharesave Scheme based on the intrinsic value at the date of grant, and the charge would be recognized over the period of the savings contracts. Since January 24, 2002, an employer’s offer to enter into new contracts at a lower exercise price than the price under existing contracts can cause variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting. In addition, under US GAAP, a charge would also be made in respect of option grants under the Group’s Executive Share Option Plan. Variable plan accounting would apply and the charge would be recognized over the period of the plans.

The adjustment resulting from the above differences is less than £1 million in each year presented.

Pension costs

The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. On April 1, 2003, a subsidiary of the Group became the sponsoring employer of the two pension plans which were previously operated by Six Continents PLC. Under UK GAAP, the Mitchells & Butlers element of these pension plans has been reflected as if the plans had always been part of the Group. Under US GAAP, the plans would only be recognized from April 1, 2003 and for prior periods would have been accounted for as multiple-employer plans. From April 1, 2003, under US GAAP the projected benefit obligation (pension liability) in respect of the Group’s two principal pension plans would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

At April 1, 2003, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP requires the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, not exceeding the

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

amount of unrecognized past service cost, is recognized as an intangible asset with the balance reported in other comprehensive income. Accordingly, on April 1, 2003, under US GAAP, an accumulated benefit obligation of £260 million and an intangible asset of £16 million were recognized. During the period to September 30, 2003 the accumulated benefit obligation decreased by £48 million.

Deferred taxation

The Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized include accelerated capital allowances and short- term timing differences. Under US GAAP, deferred taxation would be computed, on a stand-alone basis, on all differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years.

Exceptional items

Certain exceptional items are shown on the face of the profit and loss account after operating profit. These items are mainly gains and losses on the sale of businesses and fixed assets, and the cost of fundamental reorganizations. Under US GAAP these items would be classified as operating profit or expenses.

Earnings per share and American Depositary Share

Under UK GAAP, there is no requirement to adjust the number of ordinary shares outstanding in respect of prior periods when a share consolidation is combined with a special dividend and the overall commercial effect in terms of net assets, earnings and number of shares is that of a share repurchase at fair value. Under US GAAP, the computations of basic and diluted earnings per share would be adjusted retroactively for all periods presented to reflect the change in capital structure; this applies when the share consolidation and special dividend take place after the period end but before the issuance of the financial statements.

Proposed dividends

Final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Repairs and maintenance

Repairs and maintenance costs are expensed when incurred as ‘Other external charges’. Repairs and maintenance costs for 2003, 2002 and 2001 were £36 million, £35 million and £34 million, respectively.

Advertising

Advertising costs are expensed when incurred as ‘Other external charges’. Advertising costs for 2003, 2002 and 2001 were £3 million, £5 million and £5 million, respectively.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Income

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP are:

	Year ended September 30
	2003	2002 Restated(i)	2001 Restated(i)

	(£ million, except per ordinary share and ADS amounts)
Earnings available for shareholders in accordance with UK GAAP	125	164	130

Adjustments:
Amortization of intangible fixed assets	1	(5)	(5)
Disposal of tangible fixed assets	7	6	297
Provisions	(13)	—	(4)
Pension costs	(14)	—	—
Deferred taxation
– on above adjustments	4	—	—
– methodology	(9)	3	46

	(24)	4	334

Net income in accordance with US GAAP	101	168	464

Net income per American Depositary Share (“ADS”)
Basic (ii)	19.5p	32.4p	89.6p
Diluted (iii)	19.4p	32.4p	89.6p

(i)
Restated following a review of the historical tax base of the Group’s properties used in prior years. This has resulted in additional goodwill of £145 million arising on an acquisition in 2000. The impacts on the income statement have been to increase the amortization of intangible fixed assets by £4 million in 2002 and £4 million in 2001, and to increase the deferred tax methodology charge by £6 million in 2002 and £27 million in 2001. Overall, these restatements have reduced net income by £10 million in 2002 (1.9p per ordinary share and ADS basic and diluted) and by £31 million in 2001 (6.0p per ordinary share and ADS basic and diluted). Due to new information becoming available in January 2004, these restatements differ from those included in the UK Annual Report and Financial Statements 2003, dated December 3, 2003. Net income above for 2002 is £1m lower than reported in the UK Annual Report and Financial Statements 2003.

(ii)
Calculated by dividing net income in accordance with US GAAP of £101 million (2002 £168 million, 2001 £464 million) by 519 million (2002 518 million, 2001 518 million) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share. Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 30 of Notes to the Financial Statements.

(iii)
Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 520 million (2002 518 million, 2001 518 million). Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 30 of Notes to the Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	Year ended September 30
	2003	2002 Restated(i)	2001 Restated(i)

	(£ million)
Net income in accordance with US GAAP	101	168	464

Other comprehensive income:
Transfer of minimum pension liability on April 1, 2003, net of tax of £109 million.	(255)	—	—
Minimum pension liability, net of tax of £8 million	19	—	—
Currency translation differences	7	—	—

	(229)	—	—

Comprehensive income in accordance with US GAAP	(128)	168	464

(i)	Restated for the changes to net income in accordance with US GAAP set out on page F-48.

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Currency translation differences	Total

	(£ million)
At October 1, 2002	—	—	—
Movement in the year	(236)	7	(229)

At September 30, 2003	(236)	7	(229)

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Shareholders’ equity/invested capital

The significant adjustments required to convert shareholders’ funds/invested capital in accordance with UK GAAP to shareholders’ equity/invested capital in accordance with US GAAP are:

	September 30
	2003	2002 Restated (i)

	(£ million)
Shareholders’ funds/invested capital as reported in accordance with UK GAAP	2,064	2,475
Adjustments:
Intangible fixed assets:
Goodwill – cost	174	195
– accumulated amortization	4	(18)

	178	177
Pension intangible fixed asset	14	—

Total intangible fixed assets	192	177

Tangible fixed assets:
Cost	(741)	(746)
Accumulated depreciation	(122)	(124)

Total tangible fixed assets	(863)	(870)

Non-current assets:
Pension prepayment	(98)	(61)
Creditors: amounts falling due within one year:
Proposed dividends	29	—
Provisions for liabilities and charges:
Provisions	—	13
Accrued pension cost	(212)	—
Deferred taxation
– on above adjustments	89	18
– methodology	—	9

	(863)	(714)

Shareholders’ equity/invested capital in accordance with US GAAP	1,201	1,761

(i)
Restated to reflect (a) the revisions to shareholders’ funds under UK GAAP in respect of insurance balances and other provisions as set out in Note 1 of Notes to the Financial Statements and (b) following the review of the historical tax base of the Group’s properties used in prior years which has resulted in additional goodwill of £145 million arising on an acquisition in 2000 under US GAAP. At September 30, 2002 the impact was to increase the US GAAP adjustment for intangible fixed assets by £134 million and reduce the US GAAP deferred tax methodology adjustment by £33 million. A review of the historical cost of the Group’s properties has also resulted in a decrease in the 2002 US GAAP tangible fixed asset adjustment by £91 million. The overall impact of (a) and (b) is to increase previously reported invested capital under US GAAP at September 30, 2002 by £186 million. Due to new information becoming available in January 2004, these restatements, and shareholders’ equity at September 30, 2003, differ from those included in the UK Annual Report and Financial Statements 2003, dated December 3, 2003. Shareholders’ equity/invested

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

capital on page F-50 is £43m higher than reported in the UK Annual Report and Financial Statements 2003 at both September 30, 2003 and September 30, 2002.

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Year ended September 30
	2003		2002 Restated (i)		2001 Restated (i)

Numerator for basic and diluted earnings per ordinary share and ADS (£ million)	101		168		464

Denominator for basic earnings per ordinary share and ADS (million) (ii)	519		518		518
Dilutive effect of employee share options (million) (ii)	1		—		—

Denominator for diluted earnings per share and ADS (million) (ii)	520		518		518

Basic earnings per ordinary share and ADS	19.5	p	32.4	p	89.6	p
Diluted earnings per ordinary share and ADS	19.4	p	32.4	p	89.6	p

(i)	Restated for the changes to net income in accordance with US GAAP set out on page F-48.
(ii)	Share and ADS numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 30 of Notes to the Financial Statements.

The following table sets forth net income and basic and diluted earnings per share adjusted to exclude goodwill amortization expense in all periods presented as required by SFAS 142:

	Year ended September 30
	2003		2002		2001

	(£ million)
Net income in accordance with US GAAP, as reported	101		168		464
Add back: goodwill amortization expense	—		6		6

Adjusted net income in accordance with US GAAP	101		174		470

Basic earnings per ordinary share and ADS, as reported	19.5	p	32.4	p	89.6	p
Basic earnings per ordinary share and ADS, adjusted	19.5	p	33.6	p	90.7	p
Diluted earnings per ordinary share and ADS, as reported	19.4	p	32.4	p	89.6	p
Diluted earnings per ordinary share and ADS, adjusted	19.4	p	33.6	p	90.7	p

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but differs with regard to classification of items within the statement and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

US GAAP requires that cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The consolidated statement of cash flows presented under US GAAP would be as follows.

	Year ended September 30
	2003	2002	2001

	(£ million)
Operating activities:
Earnings available for shareholders	125	164	130
Adjustments to reconcile profit for the financial year to net cash provided by operating activities
Depreciation and amortization	99	87	85
Net loss on sale of operations	—	—	36
Stocks	6	(5)	(6)
Debtors	(38)	7	(14)
Creditors	9	(7)	21
Provisions	(4)	—	—

Net cash provided by operating activities	197	246	252

Investing activities:
Property and equipment additions	(151)	(256)	(314)
Property and equipment disposals	48	30	24
Disposals	—	—	600

Net cash (used in)/provided by investing activities	(103)	(226)	310

Financing activities:
Issue of ordinary share capital	4	—	—
Repayment of amounts due to Six Continents group	(831)	6	(372)
Borrowings (including overdrafts)	1,231	(1)	(20)
Net funding flows with Six Continents group	193	(27)	(200)
Cash payment to former Six Continents PLC shareholders	(702)	—	—

Net cash used in financing activities	(105)	(22)	(592)

Net change in cash and cash equivalents	(11)	(2)	(30)
Opening cash and cash equivalents	18	20	50

Closing cash and cash equivalents	7	18	20

Supplemental disclosures of cash flow information
Interest paid	51	45	64
Taxes paid	44	82	34

Concentrations of credit risk

At September 30, 2003, the Group did not consider there to be any significant concentrations of credit risk.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

Six-month period ending September 30,
2003

(£ million)
Service cost	6
Interest cost	27
Expected return on plan assets	(24)
Net amortization and deferral	7

Net periodic pension cost	16

The major assumptions used in computing the pension expense were:

Six-month period ending September 30,
2003

Expected long-term rate of return on plan assets	6.7%
Discount rate	5.4%
Expected long-term rate of earnings increases	4.1%

	September 30, 2003
	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
Accumulated benefit obligation (all vested)	793	244
Fair value of plan assets	622	203
Projected benefit obligation	(815)	(253)

Net plan obligation	(193)	(50)
Unrecognized transitional (asset)/obligation, net of amortization	(4)	1
Unrecognized prior service cost	12	2
Unrecognized net loss	305	66

Net amount recognized	120	19

The amounts recognized in the balance sheet consist of:
Accrued pension liability	(170)	(42)
Intangible asset	12	2
Other comprehensive income (before tax)	278	59

Net amount recognized	120	19

The assets of these plans principally comprise UK and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The following table sets forth movements in the fair value of plan assets:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At April 1, 2003	546	176
Members’ contributions	2	—
Company contributions	28	9
Benefits paid	(14)	(4)
Actual return on assets	60	22

At September 30, 2003	622	203

The following table sets forth movements in the projected benefit obligation of the principal plans:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At April 1, 2003	773	237
Service cost	4	2
Members’ contributions	2	—
Interest expense	21	6
Benefits paid	(14)	(4)
Actuarial loss arising in the year	29	12

At September 30, 2003	815	253

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	September 30
	2003	2002
		Restated(i)

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	126	135
Deferred gains	49	49
Other temporary differences	1	1

	176	185

Deferred taxation assets:
Taxation effect of realized and unrealized losses	—	(9)
Other temporary differences	(62)	(6)

	(62)	(15)

	114	170

Of which:
Current	(3)	(6)
Non-current	117	176

	114	170

(i)	Restated as set out on page F-50.

Accounting and disclosure of stock-based compensation

FAS 123 – Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 – Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, the Group’s net income under US GAAP for the year ended September 30, 2003 would have been reduced by £2 million (2002 £2 million, 2001 £4 million), to £99 million (2002 £166 million, 2001 £460 million) and basic net income per ordinary share and per ADS adjusted for the share consolidation would have been reduced by 0.4p (2002 0.4p, 2001 0.8p) to 19.1p (2002 32.0p, 2001 88.8p).

New US Accounting Standards adopted in year ended September 30, 2003

SFAS 142 – Goodwill and Other Intangible Assets. This standard requires goodwill to be capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds the fair value of that goodwill. The Group performed initial and subsequent evaluations of its goodwill using October 1, 2002 and September 30, 2003 as the respective valuation dates. An impairment charge was not required at either of the valuation dates.

Back to Contents

MITCHELLS & BUTLERS PLC
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

FIN 45 – Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others. FIN 45 contains provisions for the initial recognition and measurement of guarantees issued on or modified after December 31, 2002. The relevant disclosures are given in Note 28 of Notes to the Financial Statements.

FIN 46 – Consolidation of Variable Interest Entities. Under FIN 46 the party with the majority of the variability in gains and losses of a variable interest entity is the primary beneficiary of the entity and is required to consolidate the variable interest entity. The Group has not identified any variable interest entities that require disclosure and there was no impact on the Group’s financial statements.

SFAS 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Its adoption has had no impact on the Group’s financial statements.

New US Accounting Standards not yet adopted

In February 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity (‘SFAS 150’), which is effective for the year ending September 30, 2004. SFAS 150 establishes standards for the classification of liabilities in the financial statements that have characteristics of both liabilities and equity. SFAS 150 is not expected to have an impact on the Group.

New UK Accounting Standards not yet adopted

Urgent Issues Task Force (“UITF” or the “Abstract”) 37 – Purchases and Sales of Own Shares, issued in October 2003, is effective for accounting periods ending on or after December 23, 2003. The Abstract requires a company’s holding of its own shares to be accounted for as a deduction in arriving at shareholders’ funds, rather than to be recorded as assets. Purchases and sales of own shares should be shown as changes in shareholders’ funds. Profits or losses should not be recognized in respect of dealings in a company’s own shares. UITF 37 is not expected to have a significant impact when it is applied in fiscal 2004.

UITF 38 – Accounting for ESOP Trusts, issued in December 2003, is effective for accounting periods ending on or after June 22, 2004. The Abstract changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. This treatment is in line with that set out in UITF 37 (with respect to holdings of own shares). UITF 38 does not include any requirements concerning the recognition of the cost of awards to employees that take the form of shares or rights to shares. Those accounting requirements are now covered by UITF 17, as amended. UITF 38 is not expected to have a significant impact when it is applied in fiscal 2004.

Amendment to UITF 17 – Employee Share Schemes, issued in December 2003, is effective for accounting periods ending on or after June 22, 2004. The Abstract reflects the consequences for the profit and loss account of the changes in the presentation of an entity’s own shares held by an ESOP trust. Amended UITF 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of the award and the amount that an employee may be required to pay for the shares, i.e. the ‘intrinsic value’ of the award. The expense was previously determined either as the intrinsic value or, when purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. Amended UITF 17 is not expected to have a significant impact when it is applied in fiscal 2004.

Back to Contents

SCHEDULE II

MITCHELLS & BUTLERS PLC
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Bad debts written off	Balance at end of period

	(£ million)
Year ended September 30, 2003
Provisions for bad and doubtful debts	2	1	—	3

Year ended September 30, 2002
Provisions for bad and doubtful debts	2	—	—	2

Year ended September 30, 2001
Provisions for bad and doubtful debts	2	—	—	2

SH-1

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

MITCHELLS & BUTLERS PLC (Registrant)

By: /s/ Tim Clarke

Name: Tim Clarke Title: Chief Executive

Date: March 16, 2004

S-1