Form 20-F
period 2004-09-25
MITCHELLS & BUTLERS PLC
filed 2005-02-24
CIK 1224480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 25, 2004
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

Ordinary Shares of 7 1/12p each                           523,792,544

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

Item 17         Item 18

Back to Contents

Back to Contents

Back to Contents

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	‘Beer Orders’ refers to the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Brewers and Wholesale Prices) Order 1989;

•
‘Business Franchise’ or ‘Supported Agreements to Trade’ (‘SATs’) refer to arrangements whereby the Company enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and advice (including IT systems, menu support, etc.).

•	‘Britvic’ refers to Britannia Soft Drinks Limited;

•	‘Company’ or ‘M and B’ refers to Mitchells & Butlers plc;

•	‘Directors’ or ‘Board’ refers to members of the board of directors of the Company either individually or collectively, as the context may require;

•	‘InterContinental Group’ refers to InterContinental Hotels Group PLC and those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•	‘M and B Group’ or ‘Group’ refers to the Company and, where appropriate, those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•	‘ordinary share’ or ‘M and B share’ refer to the ordinary shares of 7 1/12p each of the Company following the share consolidation and ordinary shares of 5p each prior to the share consolidation;

•	‘SCPD’ refers to the Group’s property development business, which primarily comprises Standard Commercial Property Developments Limited;

•
‘Securitization’ refers to the refinancing of the Group’s debt completed on November 13, 2003 through the issuance of £1,900 million of secured loan notes by a wholly-owned Group subsidiary, Mitchells & Butlers Finance plc, which were secured against the majority of the Group’s UK pubs and restaurants business;

•	‘Senior Management Team’ refers to the Board and the other senior management listed in ‘Item 6. Directors, Senior Management and Employees – Directors and Senior Management’;

•
‘Separation Transaction’ or ‘Separation’ refers to the transaction that separated Six Continents’ hotels business and soft drinks business from its retail business (herein referred to as ‘Retail’) completed on April 15, 2003. The Separation resulted in two separately listed holding companies, (i) Mitchells & Butlers plc, which is the holding company for Retail and SCPD, and (ii) InterContinental Hotels Group PLC, which is the holding company for the hotels business and soft drinks business, of the Six Continents Group;

•	‘Share consolidation’ refers to the share consolidation which took place on December 2, 2003 where for every 12 shares of 5p each, 17 new ordinary shares of 7 1/12p each were issued;

•	‘Six Continents’ refers to Six Continents PLC prior to Separation (formerly known as Bass PLC or ‘Bass’);

•	‘Six Continents Group’ refers to Six Continents PLC and its subsidiaries prior to Separation;

•	‘VAT’ refers to UK value added tax levied by HM Customs & Excise on certain goods and services; and

•	‘White Paper’ refers to an initial UK government or EU consultation document setting out proposed new legislation or directives.

References in this document to the ‘Companies Act’ mean the Companies Act 1985, as amended, of Great Britain; references to the ‘EU’ mean the European Union; and references in this document to ‘UK’ mean the United Kingdom of Great Britain and Northern Ireland.

Back to Contents

Where externally provided statistics are quoted, these are the most up-to-date available at the date of certifying this document.

Upon Separation, Mitchells & Butlers plc became the holding company for the Group. The retail operating company, Mitchells & Butlers Retail Limited, was known as Six Continents Retail Limited prior to Separation.

The Company’s consolidated financial statements appearing in this annual report are expressed in UK pounds sterling. In this document, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to United States (US) currency, references to ‘euro’ or ‘€’ are to the euro, the currency of the European Economic and Monetary Union, and references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to United Kingdom currency. Solely for convenience, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.80, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 24, 2004 (the last available date in the fiscal year). On February 17, 2005 the noon buying rate was £1.00=$1.8950. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2000 to the present, see ‘Item 3. Key Information – Selected Consolidated Financial Information – Exchange Rates’.

The Company’s fiscal year ends on the Saturday directly preceding or directly after September 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, the Company refers to the 52 weeks ended September 25, 2004 as fiscal 2004, and other fiscal years in a similar manner as follows:

Fiscal 2003	52 weeks ended September 27, 2003
Fiscal 2002	52 weeks ended September 28, 2002
Fiscal 2001	52 weeks ended September 29, 2001
Fiscal 2000	52 weeks ended September 30, 2000

The Company’s consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (‘UK GAAP’) which differ from those generally accepted in the United States (‘US GAAP’). The significant differences applicable to the M and B Group are explained in Note 30 of Notes to the Financial Statements.

The Company furnishes The Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an independent auditor’s opinion thereon. These Financial Statements are prepared on the basis of UK GAAP. The annual reports contain reconciliations to US GAAP of net income and shareholders’ equity. The Company also furnishes the Depositary with semi-annual reports, prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders of American Depositary Receipts (‘ADRs’) evidencing American Depositary Shares (‘ADSs’). The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) ‘Item 4. Information on the Company’; (ii) ‘Item 5. Operating and

Back to Contents

Financial Review and Prospects’; (iii) ‘Item 8. Financial Information’; and (iv) ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk’. Specific risks faced by the Company are described under ‘Item 3. Key Information – Risk Factors’. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for the Group’s sites; the effect of economic conditions and unforeseen external events on the Group’s business; the availability of suitable properties and necessary licenses; consumer and business spending; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by the Group and its competitors; changes in the cost and availability of supplies, key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of the Group to maintain appropriate levels of insurance; the maintenance of the Group’s IT structure; competition in markets in which the Group operates; political and economic developments and currency exchange fluctuations; economic recession; management of the Group’s indebtedness and capital resource requirements; material litigation against the Group; substantial trading activity in the Group’s shares; the reputation of the Group’s brands; the level of costs associated with leased properties; and the weather.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial information set forth below at the end of fiscal 2004 and 2003 and for fiscal years 2004, 2003 and 2002 is derived from the audited Consolidated Financial Statements of the Group included elsewhere in this Annual Report. The selected consolidated financial information set forth below at the end of fiscal 2002 and for the fiscal year 2001 is derived from the audited consolidated financial statements of the Group included in the Annual Report on Form 20-F for the year ended September 27, 2003. The selected consolidated financial information set forth below at the end of fiscal 2001 and for the fiscal year 2000 is derived from the audited combined financial statements of the Group included in its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on March 28, 2003. All of these audited financial statements have been audited by the Company’s registered independent public accounting firm, Ernst & Young LLP. The selected consolidated financial information at the end of fiscal 2000 is unaudited but has been derived from the audited financial statements of Six Continents and, in the opinion of management, has been prepared on a basis consistent with that for subsequent years. The selected consolidated financial information set forth below, which has been restated where appropriate to accord with the Group’s current accounting policies and presentation, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report.

Significant changes were made to M and B’s capital structure as a result of the Separation from Six Continents on April 15, 2003. The selected consolidated financial information below for periods prior to the Separation reflects the capital structure then in place, which was appropriate historically to Six Continents, and the capital position, interest charges and tax liabilities for those periods may not reflect M and B’s capital position, interest charges and tax liabilities had it been an independently financed and managed group during such periods, or for any future period.

The consolidated financial statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income for fiscal 2004, 2003 and 2002 and shareholders’ equity at the end of fiscal 2004 and 2003 are set forth in Note 30 of Notes to the Financial Statements.

Back to Contents

Consolidated Profit and Loss Account

	Fiscal year
	2004	(i)	2004		2003 Restated		2002 Restated		2001 Restated		2000 Restated

	$		£		£		£		£		£
	(In millions, except for ordinary share and ADS amounts)
Amounts in accordance with UK GAAP
Turnover: (ii)
Continuing operations
Pubs & Bars	1,643		913		873		863		828		814
Restaurants	1,154		641		614		605		561		517
Inns and other	—		—		—		—		161		336

Retail	2,797		1,554		1,487		1,468		1,550		1,667
SCPD	11		6		17		6		5		9
Discontinued operations (iii)	—		—		—		—		—		79

	2,808		1,560		1,504		1,474		1,555		1,755

Total operating profit before operating exceptional items:
Continuing operations
Pubs & Bars	324		180		177		190		187		186
Restaurants	187		104		96		98		87		85
Inns and other	—		—		—		—		31		75

Retail	511		284		273		288		305		346
SCPD	2		1		2		1		1		2
Discontinued operations (iii)	—		—		—		—		—		18

	513		285		275		289		306		366

Operating exceptional items:
Continuing operations (iv)	(4)		(2)		(5)		—		—		—

	(4)		(2)		(5)		—		—		—

Total operating profit:
Continuing operations	509		283		270		289		306		348
Discontinued operations (iii)	—		—		—		—		—		18

	509		283		270		289		306		366

Non-operating exceptional items:
Continuing operations	4		2		(42)		(2)		(36)		—
Discontinued operations (iii)	—		—		—		—		—		33

	4		2		(42)		(2)		(36)		33

Profit on ordinary activities before interest	513		285		228		287		270		399

Net interest payable and similar charges:
Before exceptional interest	(182)		(101)		(55)		(43)		(58)		(83)
Exceptional interest	(3)		(2)		(8)		—		—		—

	(185)		(103)		(63)		(43)		(58)		(83)

Profit on ordinary activities before taxation	328		182		165		244		212		316

Taxation	(103)		(57)		(40)		(80)		(82)		(111)

Earnings available for shareholders	225		125		125		164		130		205

Per ordinary share: (v)
Basic	40.3	¢	22.4	p	17.0	p	22.3	p	17.7	p	27.9	p
Adjusted (vi)	40.0	¢	22.2	p	20.3	p	22.5	p	23.6	p	23.3	p
Diluted	40.0	¢	22.2	p	17.0	p	22.3	p	17.7	p	27.9	p

Amounts in accordance with US GAAP
Income from continuing operations	220		122		101		168		464		326
Discontinued operations: (iii)
Profit from operations	—		—		—		—		—		11
Surplus on disposal	—		—		—		—		—		33

Net income	220		122		101		168		464		370

Per ordinary share and American Depositary Share (vii)
Basic –
Continuing operations	42.3	¢	23.5	p	19.5	p	32.4	p	89.6	p	62.9	p
Discontinued operations (iii)	—		—		—		—		—		8.5	p

	42.3	¢	23.5	p	19.5	p	32.4	p	89.6	p	71.4	p

Diluted –
Continuing operations	41.9	¢	23.3	p	19.4	p	32.4	p	89.6	p	62.9	p
Discontinued operations (iii)	—		—		—		—		—		8.5	p

	41.9	¢	23.3	p	19.4	p	32.4	p	89.6	p	71.4	p

Footnotes on following page.

Prepared and filed by St Ives Burrups

Back to Contents

Consolidated Balance Sheet Data

	2004 (i)	2004	2003	2002	2001	2000

	$	£	£	£	£	£
	(In millions)
Amounts in accordance with UK GAAP
Intangible assets	18	10	11	11	11	11
Tangible assets	6,316	3,509	3,522	3,526	3,381	3,815
Investments	—	—	—	—	—	1
Current assets	630	350	138	149	157	168
Non-current assets	252	140	109	61	38	16
Total assets	7,216	4,009	3,780	3,747	3,587	4,011

Amounts due to Six Continents Group companies	—	—	—	(831)	(825)	(1,197)
Other current liabilities	(587)	(326)	(508)	(229)	(256)	(282)
Long-term debt	(3,279)	(1,822)	(1,001)	(1)	—	—
Non-current liabilities	(394)	(219)	(207)	(211)	(184)	(156)

Shareholders’ funds/invested capital	(2,956)	(1,642)	(2,064)	(2,475)	(2,322)	(2,376)

Number of ordinary shares (millions) (viii)	524	524	736	734	734	734

Amounts in accordance with US GAAP
Intangible assets	362	201	203	188	193	198
Tangible assets	4,782	2,657	2,659	2,656	2,505	2,642
Investments	—	—	—	—	—	1
Current assets	634	352	138	149	157	168
Non-current assets	36	20	11	—	—	—
Total assets	5,814	3,230	3,011	2,993	2,855	3,009

Current liabilities	(529)	(294)	(479)	(1,060)	(1,081)	(1,479)
Long-term debt	(3,283)	(1,824)	(1,001)	(1)	—	—
Non-current liabilities	(551)	(306)	(330)	(171)	(154)	(173)

Shareholders’ equity/invested capital	(1,451)	(806)	(1,201)	(1,761)	(1,620)	(1,357)

Number of ordinary shares (millions) (viii)	524	524	520	518	518	518

(i)	US dollar amounts have been translated at the noon buying rate on September 24, 2004 (the last available date in the fiscal year) of £1.00 = $1.80.
(ii)	Turnover for fiscal 2003, 2002, 2001 and 2000 has been restated on the adoption of the Amendment to FRS 5 (see Note 1 of Notes to the Financial Statements).
(iii)	Discontinued operations comprise the results of operations of Lastbrew Limited, which were part of the disposal of Bass Brewers by Six Continents.
(iv)	Due to the nature of the operating exceptional items (see Note 7 of Notes to the Financial Statements), it is not possible to provide a meaningful allocation of the costs to the operating segments.
(v)	Under UK GAAP, basic, adjusted and diluted per ordinary share amounts for fiscal 2002, 2001 and 2000 are based on 734 million shares, being the number of M and B shares outstanding on Separation.
(vi)
Under UK GAAP, adjusted earnings per share are disclosed in order to show performance undistorted by exceptional items, see Note 11 of Notes to the Financial Statements. Amounts for fiscal 2002 have been restated to exclude all exceptional items and tax thereon for comparability with fiscal 2004. Previously, exceptional items were classified as either ‘major’ or ‘minor’ items and only major items were excluded from the adjusted earnings per share calculation.

(vii)
Each American Depositary Share represents one ordinary share. Under US GAAP, basic and diluted earnings per ordinary share and American Depositary Share amounts are based on share numbers that have been retrospectively adjusted to reflect the reduction in share numbers resulting from the share consolidation that took place on December 2, 2003. See Note 30 of Notes to the Financial Statements.

Back to Contents

(viii)
The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 4 million (2003 nil, 2002 nil, 2001 nil, 2000 nil) were held in employee share trusts. It has been assumed for fiscal 2002, 2001 and 2000 that the number of ordinary shares in issue on April 15, 2003, following separation from Six Continents was the number of shares in issue prior to this date. On December 2, 2003, the Company’s ordinary share capital was consolidated on a 12 for 17 basis. 520 million new ordinary shares of 7 1/ 12p each were issued in exchange for 736 million existing ordinary shares of 5p each. For amounts in accordance with US GAAP, the numbers of ordinary shares outstanding at the balance sheet date for 2003, 2002, 2001 and 2000 have been adjusted to reflect the share consolidation. No such adjustment is made under UK GAAP.

Dividends

M and B paid a final 2004 dividend of 6.65p on January 31, 2005. Together with the normal interim dividend of 2.85p paid on July 1, 2004, this made a total normal dividend for the year of 9.5p. Looking forward, M and B intends to pursue a progressive dividend policy to deliver real growth in dividends from the level established in 2004.

Following the completion of the Securitization, a special dividend of 68p per share, amounting to £501 million, was paid to shareholders on December 8, 2003. This was recorded as an interim dividend in fiscal 2004. This special dividend was accompanied by a consolidation of the Company’s share capital, whereby shareholders received 12 new ordinary shares of 7 1/12p for every 17 existing ordinary shares of 5p held on December 1, 2003.

Cash dividend payments by the Company will be made in pounds sterling and exchange rate fluctuations will affect the US dollar amount received by holders of ADRs on conversion of such dividends.

The table below sets out the amount of dividends declared per ordinary share since incorporation on October 2, 2002. The dividends per ADS have been translated into US dollars at the noon buying rate on each of the respective dividend payment dates.

		Fiscal year
		2004	2003

		(pence)
Per ordinary share:	Final for 2003	5.65	—
	Special interim for 2004	68.00	—
	Normal interim for 2004	2.85	—

		(cents)
Per ADS:	Final for 2003	10.64	—
	Special interim for 2004	117.51	—
	Normal interim for 2004	5.17	—

The special interim dividend for 2004 was paid based on the pre-share consolidation number of ordinary shares outstanding. The final dividend for 2003 and the normal interim dividend for 2004 were paid based on the post share consolidation number of ordinary shares outstanding.

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the noon buying rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on February 17, 2005 was £1.00 = US$1.8950.

Back to Contents

Month	Month’s highest exchange rate	Month’s lowest exchange rate

August 2004	1.85	1.79
September 2004	1.81	1.77
October 2004	1.84	1.78
November 2004	1.91	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005 (through February 17, 2005)	1.90	1.86

Fiscal year	Period end	Average rate (i)	High	Low

2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
2003	1.66	1.61	1.68	1.54
2004	1.80	1.79	1.90	1.66

(i)	The average of the noon buying rates on the last day of each full month during the period.

Back to Contents

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s businesses. The risks listed below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group, its turnover, operating profit, earnings, net assets, liquidity and capital resources.

General Risks

The Group is exposed to the risks of economic downturn

The Group is exposed to the risks of an economic downturn in the United Kingdom and to a lesser extent in Germany. A downturn in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income, particularly in the Group’s restaurant business. The Group’s Alex sites in Germany have experienced lower revenues in previous years as a result of the current economic climate in Germany. In previous years, the Group’s sites in London also experienced lower revenues as a result of economic downturn, from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on September 11, 2001 and the conflict in the Middle East. The occurrence of similar events in the future or a future economic downturn (caused by increases in interest rates and falling property prices in the United Kingdom, for example) could have a similar impact on the Group’s business.

Changes to regulation may affect the cost base of the Group

Both in the United Kingdom and in Germany, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could also lead to increasing prices to consumers, which in turn may adversely affect demand and therefore revenues and profitability. See ‘Item 4. Information on the Company – Regulatory Environment’ for additional information on the regulation to which the Group is subject. In particular, some examples of the regulatory changes which could affect the Group’s cost base include:

•
additional EU or UK employment legislation, which could further increase labor costs (in particular, legislation related to the level of the national minimum wage which is under annual review by the UK Low Pay Commission and which the Trades Union Congress in the United Kingdom is seeking to raise, the Government having already effected increases materially above inflation and actual growth in labor productivity in the last three years, and the maximum number of hours an employee may be permitted to work and the extent to which they may voluntarily opt-out);

•	competition, consumer protection and environmental law changes which could adversely affect the Group’s operations;

•
clarification from the courts as to what constitutes ‘reasonable adjustment’ to prevent disabled customers being placed at a substantial disadvantage in terms of access to premises under the Disability Discrimination Act 1998, which may require further alteration and expenditure to that already made to certain of the Group’s sites;

•
the Licensing Act 2003 is currently in the process of introduction, and it is expected that the new licensing regime will be fully effective from November 2005. Responsibility for the administration of licensing will in future rest with local authorities, rather than magistrates. Pub operators wishing to change the hours of opening of their premises must apply to the local authority for permission, submitting an operating plan. Local residents and the police may object to the application, in which case the local authority must hold a hearing and reach a determination. There is a risk that some applications may not succeed and therefore changes to existing hours will not be permitted. This may mean that the Group might not be able to take advantage of longer trading hours in certain of its premises and, as a result, lose customers to competitor businesses; and

•
in addition, in the transitional period between the two licensing regimes, the Group will incur one off additional costs, currently estimated to be between £3 million and £4 million, being the cost of the license applications and associated legal and property fees. Fees for license applications are determined

Back to Contents

by the Government and were increased in January 2005 from the levels previously expected. If the fee levels were to be increased further this would increase the costs that will be incurred by the Group. Also, additional or more stringent licensing requirements could be imposed on the Group’s operations in the future, which could further increase costs.

The Group’s sites must compete with other pubs and restaurants and consumption at home

The Group’s pubs and restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licenses, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. The large supermarket groups, in particular, are often selling alcohol at greatly discounted prices as an element of their marketing strategy. The Group may be forced to decrease prices in its outlets in order to compete with such lower prices in both the off-trade and the on-trade. For example, in 1995, 73% of all alcohol by value was purchased in pubs, clubs and restaurants. By 2003, this had dropped to 69%. The Group’s pubs and restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse effect on the Group’s business operations and prospects.

Overcapacity in the High Street Sector

Around 20% (excluding London) of the Group’s sales are derived from outlets located on the high street (main street), which is a sector that has seen substantial growth in the United Kingdom over the last 10 years, as local planning and licensing authorities have allowed more city/town center properties to be used for licensed premises. As a result of this rapid expansion in the number of pubs and venues on the high street, there are considerably more outlets competing for the same number of customers, which typically leads to rival pub operators aggressively reducing prices to try and win more customers. Recently, the number of new outlets opening on the high street has been very limited, but if such market conditions were to reverse and pricing activity were to continue, this could have a material adverse effect on the Group’s business operations and prospects.

The Group’s activities are affected by a number of fiscal-related matters

The Group’s activities are affected by a number of fiscal-related matters. These matters include duty on alcoholic beverages, property rates, VAT, other business taxes and the availability of duty harmonization to travelers between EU countries. Changes in legislation which affect all or any of these matters may adversely affect the financial performance of the Group.

Changes in gaming regulations may affect the Group’s revenue

Changes to the gaming legislation may be implemented in 2005 by the UK Government, including the operation of AWP machines (amusement machines with prizes (or fruit machines)) (‘AWPs’) in pubs. The main area of the current legislation that will change is that play by under 18 year olds will be illegal except on low stake and prize machines (although the Group already complies with a voluntary code to this effect) and the control of machine numbers will pass from licensing magistrates to local authorities. The other areas of change relate to the ability for casino operators to develop large, regional casinos (similar to those operating in Las Vegas) which under the proposed legislation will be limited to a maximum of eight initially, and changes to the categories of machines permitted in casinos, licensed betting offices, bingo halls, amusement arcades, family entertainment centers and motorway service stations, which may increase the competitive threat to the Group in respect of gaming. There is also a risk that the legislation may not permit pubs and tenpin bowls to retain their existing rights in relation to the number of AWPs they are licensed for. However the Government has recently confirmed that it is its intention that pubs and tenpin bowls will retain existing rights. These new gaming laws could reduce the Group’s income from AWPs and reduce the number of customers using the Group’s outlets.

Changes in drink driving laws may affect the Group’s revenue

The UK Government has carried out a consultation exercise concerning the legal blood alcohol limit for drivers. If the UK Government reduces the permitted legal blood alcohol limit, it could discourage customers

Back to Contents

from driving to pubs and restaurants. This change could adversely affect trading in the Group’s rural and suburban pub and pub-restaurant sites and the Group’s income.

The EU noise directive may affect the Group’s revenue

The EU Physical Agents Directive 2001 (the ‘Directive’) is currently under discussion in the retail industry relating to the regulation of noise in the workplace. The UK Government will introduce regulations in response to this Directive within the next three years. These regulations may discourage certain customers from patronizing those pubs whose current attraction is music or a less quiet environment. This could lead to a reduction in sales at some pubs and reduce the income received by the Group.

Legislation relating to smoking may affect the Group’s revenue

In November 2004, the Government issued a White Paper concerning smoking in public places in England and Wales for consultation. It proposes regulations prohibiting smoking in enclosed places including restaurants and pubs that prepare and serve food as from 2008. Premises not preparing and selling food would be permitted to allow smoking, although smoking at the bar would be prohibited from this date. Prior to this development the Company, together with other leading pub companies, had announced a voluntary initiative progressively to reduce the proportion of space in pubs in which smoking would be allowed to a maximum of 20% by 2009. Smoking at the bar would be prohibited altogether by the end of 2005. The Group will engage in the consultation proposed, seeking to persuade the Government that its objective of reducing smoking would be more certainly achieved if the proposal concerning food was replaced by one in which separate, fully ventilated rooms for smoking be permitted in pubs, irrespective of the provision or otherwise of food. If the Government’s proposals remain unaltered and become legislation, this could discourage smokers from using restaurants and pubs that serve food. This may have an adverse effect on the results of the Group’s businesses. Therefore, the Group may decide to remove the provision of food from a minority of pubs where food is a relatively small part of the offering, and where it would be economically rational, in order to retain the trade of customers who smoke.

In the meantime the Group is currently implementing a voluntary initiative and conducting trials of non-smoking pubs.

In Scotland, the Scottish Executive has decided to enact a complete ban on smoking in pubs, and this is likely to take effect from 2006. This could discourage customers who smoke from using pubs and this may have an adverse effect on the results of the Group’s businesses in Scotland.

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

The Group is contractually bound to use certain suppliers. As a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent partial disposal to Coors Brewers Limited), the Group is required to purchase a minimum amount of certain specified products from Coors until 2005. Coors’ brands represented approximately 24% of the Group’s alcoholic drink purchases in fiscal 2004. In addition, as part of the acquisition of the 550 former Allied Domecq sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until December 12, 2007 (which in the fiscal 2004, represented 8% of the Group’s alcoholic drink purchases). 89% of the Company’s soft drinks are supplied by Britvic. If the Group is unable to satisfy its minimum purchase volume obligations under the Coors, Carlsberg-Tetley and Britvic agreements, it is obliged to pay liquidated damages.

Back to Contents

The interruption or contamination of the supply of food and drink to the Group’s sites or loss of a key office or part of the Group’s IT infrastructure may affect the Group’s ability to trade.

Seasonality and weather may adversely affect the Group’s business

Attendance levels at the Group’s pubs and restaurants are generally higher during holiday periods, such as Christmas and New Year, and over bank holidays. Frequenting of pubs and pub-restaurants is slightly lower during the winter months than in the summer. Attendance levels at the Group’s pubs and restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times). Inclement weather could have a negative effect on turnover generated by the Group’s pubs and restaurants and, in turn, could have a negative effect on the results of the Group’s operations.

The pub industry is subject to varying consumer perceptions and public attitudes

In the United Kingdom, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing UK Government concern over alcohol-related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. This heightened focus on alcohol and how it is retailed by the licensed trade (particularly in the high street and city centers), could result in measures being taken at a national or local level. Such measures could seek to restrict how the Group operates some of its venues (particularly pricing and promotional activity and the possibility of levies being raised to pay towards policing) and this could have a negative effect on the results of the Group’s operations. The Government in January 2005 published for consultation a report entitled ‘Drinking Responsibly’ setting out further proposals building on the new powers that will exist pursuant to licensing reform. New measures aimed at those who abuse the licensing laws include 24-hour bans for premises that repeatedly sell to underage drinkers, fixed penalty notices and banning orders for individual drinkers who behave in an anti-social manner and measures aimed at recovering costs of policing, hospital treatment and street cleaning. Premises deemed to be contributing to anti-social drinking problems would be identified, given a period of time to tackle the problem, failing which they would be charged a contribution of the associated costs. Currently, it is not known whether or not the Government will introduce legislation to enact these proposals. If such legislation is enacted, this could have an adverse effect on the Group’s cost base.

The Group may fail to evolve its brands, formats and offerings in line with changing consumer tastes and requirements

Changes in consumer tastes in both food and drink and demographic trends over time may affect the appeal of the Group’s pubs and restaurants to consumers, especially if the Group does not anticipate, identify and respond by evolving its brands, formats and offerings adequately and sufficiently promptly to reflect changes in consumer requirements and preferences, which could have a negative impact on the Group’s financial performance.

Complaints or litigation from pub customers, employees and third parties may adversely affect the Group

The Group, or the licensed retailing industry, could be the subject of complaints or litigation from individuals or groups of pub customers and/or employees and/or class actions alleging illness or injury (such as from passive smoking or alcohol abuse) or raising other food quality, health or operational concerns, and from other third parties in nuisance and negligence. It may also incur additional liabilities as a freehold property owner (including environmental liabilities). These claims may also divert the Group’s financial and management resources from more beneficial uses. If the Group were to be found liable in respect of any complaint or litigation, this could adversely affect the Group’s results of operations, and also adversely affect the reputation of the Group or its brands.

The Group is exposed to fluctuations in the property market

Around 17% of the Group’s retail outlets are short leaseholds which are subject to periodic rent reviews and renegotiation of rents when leases are renewed. The property market may develop so that rentals may increase

Back to Contents

such that they affect the economic viability of one or more of such properties. Equally, a downturn in the UK property market may lead to a reduction in the Group’s freehold property values over time.

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes

The Group participates in defined benefit pension schemes (which were closed to new entrants during fiscal 2002). This gives rise to various funding risks for the Group. The main risks are:

(a)	an increase in the amount of contributions which are required to be paid to the schemes by the Group in order to account for past service benefit deficits and future service benefit accruals;

(b)
the schemes are wound up. New regulations require that participating employers would be required to contribute to a defined benefit scheme which winds up to a level sufficient to enable all benefits to be secured through the purchase of annuity contracts; and

(c)
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

An additional uncertainty is that changes to the statutory minimum funding requirement are expected, which may result in more onerous funding and contribution requirements for employers than those which currently apply, through a new ‘scheme-specific’ funding requirement.

As a result of the funding deficits in the schemes identified in the latest actuarial valuations as at March 31, 2004, the Company agreed to make additional contributions to the schemes of £40 million (£20 million of which was paid in December 2004, £10 million to be paid in fiscal year 2006 and £10 million to be paid in fiscal year 2007). These contributions are in addition to those agreed at the time of the Securitization in November 2003, when a total of £55 million was committed (£35 million was paid in November 2003, £10 million was paid in October 2004 and £10 million is committed for the fiscal year 2006).

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

Financial covenants establish minimum net worth and debt service levels within the securitized business and restrict payments to shareholders such as dividends if specified debt service levels are not satisfied. Non-financial covenants include restrictions on the disposal of mortgaged properties and related matters, the disposal of assets other than mortgaged properties, the acquisition and substitution of permitted businesses, capital expenditure, estate management transactions and further positive and negative covenants. Breach of these covenants by the Group would constitute ‘loan events of default’, which could result in the Group’s borrowings becoming immediately repayable.

Prepared and filed by St Ives Burrups

Back to Contents

The terms of the Securitization were developed to put in place what the Group believes is the optimal financing structure for the business while maintaining appropriate flexibility to support the Group’s long-term strategy. If there were a significant deterioration in the Group’s trading activities or cash generation, the Group would have to service its debt in priority to its equity and there is a risk that it would not be able to make dividend payments.

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

Risks for US Shareholders

The US dollar value of any dividends and the price of the Company’s ADSs will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the Depositary of any cash dividends paid in pounds sterling on the ordinary shares represented by the ADSs, and the US dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange, which may consequently affect the market price of the ADSs. These fluctuations would also affect the US dollar value of the proceeds that a holder of an ADR would receive upon the sale in the United Kingdom of any of the Group’s ordinary shares withdrawn from the Depositary.

Shareholders and ADR holders may not be able to effect service of process in the United States upon the Group and certain individuals or enforce United States court judgements against the Group or some of the Group’s Directors and officers

The Company is organized under the laws of England and Wales and all of its Directors and executive officers are resident outside the United States. Additionally, substantially all of the Group’s assets and assets of its Directors and executive officers are located outside the United States and it has no place of business in the United States. As a result, shareholders may not be able to effect service of process in the United States against the Group or the Group’s Directors or executive officers or enforce the judgement of a US court against the Group’s Directors or executive officers in any action, including those predicated upon civil liability provisions of the federal securities law of the United States, either inside or outside the United States, notwithstanding that The Bank of New York is authorized to accept service from ADR holders on the Group’s behalf. Further, it may not be possible for shareholders to bring original actions based upon US federal securities laws in the courts of England and Wales, and there may be doubt as to the enforceability against the Group, its Directors or its executive officers in the United Kingdom, whether in original actions or in actions for the enforcement of judgements of US courts, of civil liabilities predicated solely upon the laws of the United States, including federal securities laws.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

SUMMARY

M and B Business

The Group is the leading operator of managed pubs, bars and restaurants in the United Kingdom. The Group’s high quality, predominantly freehold estate comprises approximately 2,000 sites spread throughout the United Kingdom and over 40 sites in Germany.

Mitchells & Butlers plc is a public limited company. It was incorporated in Great Britain on October 2, 2002 and is registered in, and operates under the laws of, England and Wales. Operations undertaken in countries other than England and Wales are under the laws of those countries in which they reside. M and B’s headquarters are in the United Kingdom and its registered address is:

27 Fleet Street
Birmingham
B3 1JP
England
Tel: + 44(0) 870 609 3000
Internet address: www.mbplc.com

The Company’s US agent is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711, USA.

The Group has a wide brand portfolio, with a number of segment-leading and well-established brands providing targeted offers for a variety of consumer groups, locations and occasions.

The following chart depicts how the Group’s UK pub and restaurant brands are targeted by location or by primary occasion (drinks or food), together with the number of sites at September 25, 2004 for each:

	Drinks-led	Food-led

Residential	Ember Inns (170) Sizzling Pub Co (156) Scream (90) Arena (61) Unbranded (314)	Vintage Inns (206) Harvester (132) Toby Carvery (85) Innkeeper’s Fayre (17) Unbranded (59)

City Center	O’Neill’s (81) Goose (39) Edward’s (28) Flares (37) Unbranded (317)	All Bar One (46) Browns (15)

The Group’s accommodation brands (Express by Holiday Inn (see page 64) and Innkeeper’s Lodge), the tenpin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown in the chart above.

Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co is focused on local drinking with ‘value for money’ pub food; Scream is aimed at students; and Arena targets sports and entertainment occasions.

The Group also has a large estate of almost 700 unbranded pubs and restaurants including those to be converted to the Group’s brands and formats and those trading under Business Franchise.

The Group generated operating profits of £283 million (including £1 million of operating profit generated by SCPD) on revenues of £1,560 million (including £6 million of revenues from SCPD) in fiscal 2004, delivering a post-tax cash return on cash capital employed of over 10%. Group operating profit, excluding operating exceptional items of £2 million, was £285 million in fiscal 2004.

Back to Contents

History

Prior to 1989, the involvement of the Group (then part of Bass) in pubs was as part of a vertically integrated brewing and retailing company with regional operations covering both brewing and pubs. In 1989, Bass was reorganized and, in the process, created a drinks-led retail business with a managed and leased estate of over 7,000 sites. As a result of the Beer Orders, which restricted the number of pubs that brewers could tie to their products, Bass disposed of over 2,700 pubs by November 1, 1992.

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

The Group also increased the size of its estate by acquiring 550 high-potential former Allied Domecq sites, out of approximately 3,500 sites, from Punch (ADR Joint Venture Company) Limited in 1999. In addition, during the last 10 years, it acquired over 350 carefully selected new sites and new builds. In 2001, it sold to Nomura International PLC an estate consisting of 988 smaller unbranded pubs with limited growth potential as managed pubs.

Over the 10-year period up to September 25, 2004, the Group has realized cash proceeds of almost £1,600 million through disposals and has achieved a profit against book value of £148 million on disposals.

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

Of the Group’s sites, 96% are managed. Managed pubs are generally owned by a pub company, such as the Group, or brewer and operated by a salaried manager and staff employed by the owning company, which prescribes the entire product range and detail of service style. They tend to be larger than leased/tenanted pubs and individual, independently owned pubs and have a higher average weekly take, or AWT, which the Company estimates is around £12,000. The Group’s managed sites have an AWT of £15,200, significantly ahead of the typical managed pub AWT.

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

Back to Contents

UK Market Trends

The UK pub sector is influenced by trends for both eating out and drinking out. The value of annual sales in the drinking out sector is currently estimated at £28 billion, including VAT. Expenditure on drinking out has been growing steadily in line with inflation for the last 21 years, at an average rate of 5.8% per annum. The Company estimates that drink sales in pubs account for almost half of the overall drinking out sector, the balance being made up of drink sales in nightclubs, social clubs, hotels and restaurants.

Expenditure on eating out in the United Kingdom has been growing steadily ahead of inflation, at a rate of 9.4% per annum over the past 21 years. The annual sales value of the eating out sector is now estimated at £36 billion, including VAT.

Eating out in pubs has become increasingly popular. In 2003, total food sales by pubs accounted for approximately £6 billion and Mintel Pub Catering estimates that total food sales by pubs will grow to around £7 billion by 2006.

Historical market trends suggest that drinking out is less responsive to changes in the overall economy than eating out, being more resilient in economic downturns than the eating out market, but with eating out showing greater growth during periods of high economic growth. However, the Company believes that during economic downturns, lower priced restaurants (including the Group’s pubs and pub-restaurants, where average food expenditure per head is under £7) tend to be more resilient than higher priced restaurants, as customers trade down. Frequenting of pubs and pub restaurants is generally slightly lower during the winter months than in the summer. Attendance levels may also be adversely affected by inclement weather, especially during the summer or over the Christmas period, which are peak trading periods. Attendance levels are generally higher during holiday periods, such as Easter, Christmas, bank holidays and New Year.

Key Drivers

There are a number of key market drivers shaping the future of the UK drinking out and eating out market:

•	economic climate – overall economic growth or decline and, in particular, overall changes in the level of consumer expenditure;

•
changes in demographics – for example, over the next five years, the number of 18-24 year olds (who are a key consumer group for the drinking out market) is forecast to grow by 7% and the number of persons aged 45 and above (who are a key consumer group for the pub- restaurant market) is forecast to grow by 7%;

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

•
competition – the increased number of sites and higher levels of investment on the high street (main street) over the last seven to eight years has led to supply outgrowing demand. This, together with the increased price sensitivity of consumers, continuing price competition amongst licensed retailers on the High Street, and the rising levels of home consumption (partly due to the widening gap between the on- trade and off-trade price of alcohol) has resulted in an overall increase in competition; and

Back to Contents

•
regulation – licensing reform in England and Wales (the Licensing Act 2003, which is being implemented from 2005 onwards, which may result in longer opening hours for existing pubs and restrict the granting of new licenses, particularly in residential areas), and in Scotland (proposed by the Nicholson Committee in August 2003 which may result in longer opening hours and restrictions on certain promotional activities), changes in employment legislation (including the level of the UK national minimum wage), changes in the gaming legislation, which may reduce income from the Group’s gaming machines, the proposed ban on smoking in enclosed spaces (all pubs that serve food from 2008 in England and Wales and all pubs in Scotland from 2006) and other regulation relevant to the Group’s business.

Group Strategy

The Group’s strategy is to capitalize and build on its position as the leader in the managed pub and pub-restaurant sector in the UK, and to drive returns, cash generation and long-term earnings growth to create value for shareholders.

The Group intends to implement its strategy by:

•
providing the best value experience available in the informal eating and drinking out markets through a combination of a wide range of food and drink, high quality amenity, excellent service and good price value;

•	building on the active repositioning of the business over the last ten years towards the faster growing eating-out market by pursuing strong growth in food sales and drinks market share gains;

•	maximizing returns from its approximately £3,500 million asset base by identifying the most appropriate brand or operating format that will maximize the sales and profits from each trading property;

•	continually evolving and developing its brands and formats in line with key customer demand trends in order to attract a wide and growing customer base; and

•	combining the productivity benefits of unit scale with the purchasing and support cost benefits of corporate scale.

ACQUISITIONS, DISPOSITIONS AND CAPITAL EXPENDITURE

During the past three fiscal years, the Group has:

•
invested cash capital expenditure of £150 million, £151 million and £256 million in 2004, 2003 and 2002, respectively. Capital expenditure has been lower since 2002, reflecting a reduction in expansionary capital following the completion of the program of converting the former Allied Domecq sites and a general reduction in the number of projects. Of the £150 million spent in 2004, £57 million was invested in expansionary capital, over 79% of which was directed at pubs and pub restaurants in residential locations; and

•
realized property disposal proceeds of £51 million, £48 million and £30 million in 2004, 2003 and 2002, respectively. The increase in property disposal proceeds since 2002 has resulted from the selective disposal of sites, primarily for alternative uses.

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

Activity Segmentation

The following table shows turnover and operating profit, before operating exceptional items, by activity and percentage contribution of each activity for each of the last three fiscal years.

Fiscal Year				Fiscal Year
2004	2003 Restated	2002 Restated		2004	2003 Restated	2002 Restated

(%)			Turnover (i)	(£ million)
			Retail
58.5	58.1	58.6	Pubs & Bars	913	873	863
41.1	40.8	41.0	Restaurants	641	614	605

99.6	98.9	99.6		1,554	1,487	1,468
0.4	1.1	0.4	SCPD	6	17	6

100.0	100.0	100.0	Total	1,560	1,504	1,474

2004	2003	2002		2004	2003	2002

(%)			Operating profit before operating exceptional items (ii)	(£ million)
			Retail
63.1	64.4	65.7	Pubs & Bars	180	177	190
36.5	34.9	33.9	Restaurants	104	96	98

99.6	99.3	99.6		284	273	288
0.4	0.7	0.4	SCPD	1	2	1

100.0	100.0	100.0	Total	285	275	289

(i)	Turnover for fiscal 2003 and 2002 has been restated on the adoption of the Amendment to FRS 5 (see Note 1 of Notes to the Financial Statements).
(ii)	Operating profit also excludes non-operating exceptional items (see Note 7 of Notes to the Financial Statements).

Back to Contents

PUBS & BARS

Overview

The Pubs & Bars division comprises the Group’s drinking out and entertainment-led sites. As at September 25, 2004, it had 1,317 managed sites, 686 of which were branded and 631 unbranded. The Pubs & Bars Division reported sales of £913 million and operating profit of £180 million in fiscal 2004.

The table below shows the number of the Group’s pubs and bars at the end of each of the last three fiscal years:

	Fiscal Year
Pubs & Bars	2004	2003	2002

Ember Inns	170	159	137
Sizzling Pub Co	156	125	96
Scream	90	91	90
O’Neill’s (i)	81	86	91
Arena	61	57	53
Goose	39	41	44
Edward’s	28	35	40
Hollywood Bowl	24	23	22
Flares	37	32	22

Total branded sites	686	649	595
Unbranded sites (managed)	631	738	819

Total managed sites	1,317	1,387	1,414
Business Franchise (ii)	75	18	8
Leased sites	12	12	14

Total	1,404	1,417	1,436

(i)	Excludes four sites (2003 three, 2002 one) operating under franchise agreements.
(ii)	For a discussion of Business Franchise see ‘Item 4. Information on the Company – Pubs & Bars – Unbranded Pubs & Bars’ below.

The Group’s Brands

The Group’s key brands in the Pubs & Bars division are:

Residential

Ember Inns – Ember Inns are local pubs retaining their individual name, presented in a contemporary style and offering high quality drink, food and service. They are normally in prominent locations, with extensive car parks, in residential areas, and target a wide range of adults.

Sizzling Pub Co – Sizzling Pubs are also generally based in residential areas and aim to offer a great local drinking pub serving ‘value for money’ food on hot (sizzling) skillets. Sizzling Pubs target those aged 25 and above and also cater for families.

Scream – Scream is the leading student pub brand in the United Kingdom and is located on or near university campuses and lodgings. It offers students significant savings through a student discount card, the Yellow Card.

City/Town Center

O’Neill’s – Management believes that O’Neill’s is the largest Irish bar brand in the world and aims to offer the lively and fun atmosphere of the ‘Craic’. It is located in city/town centers and also on suburban high streets. O’Neill’s is targeted toward 18-35 year olds.

Back to Contents

Bowling

Hollywood Bowl – Hollywood Bowl offers tenpin bowling, food, drink and amusement games facilities in a family-friendly environment. Hollywood Bowl’s target audience consists of families, young people (aged 14-35), corporate groups and league bowling clubs.

Other brands

In addition to the Group’s key brands set out above, other brands in the Pubs & Bars division include:

Arena – These are local pubs located generally in residential areas. Entertainment and activities play an important role, for example live bands and screens for sporting occasions.

Goose – Goose sites are generally located in city centers and are traditional pubs offering food and drink at extremely competitive prices.

Edward’s – Edward’s are generally spacious bars which aim to cater for lunchtime diners and provide DJ-led entertainment in the evening with a target audience of style conscious 18-25 year olds.

Flares – Flares is a late night dancing and drinking venue with DJs playing 1970’s retro music.

Unbranded Pubs & Bars

Unbranded pubs and bars include individual ‘classic pubs’ distinct in their own right (i.e. due to architecture, history or being close to a tourist attraction), pubs grouped as a common operating format (which do not display a brand name, but have similar characteristics, e.g., menus and drinks stocking policy), individual nightclubs, gay pubs and other sites, which are well known locally due to their location or popularity. There are currently no plans to convert these sites, as the Company considers that they can achieve their maximum potential by remaining as unbranded sites. In addition, there are other unbranded pubs and bars which are being evaluated by management and which include sites currently identified for future conversion to the Group’s brands or formats.

Business Franchises (Supported Agreements to Trade)

The Group is developing a system of Business Franchises, also known as SATs, whereby it enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and services (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). Broadly these are divided into true franchises and unbranded business franchises run by individual entrepreneurs. The Group retains ownership of the property and leases it for commercial rent. As at September 25, 2004 there were 75 SATs in operation and the Group has plans to transfer a further 50 sites to Business Franchises in fiscal 2005.

Leased Sites

The Group continues to lease to third parties a small number of pubs which it decided to retain on the disposal of its leased estate. These pubs may be converted to managed pubs or SATs once the leases expire.

RESTAURANTS

Overview

The Restaurants division comprises the eating out and accommodation-led sites and includes 440 branded pub-restaurants such as Vintage Inns, Harvester and Toby Carvery, 59 unbranded pub-restaurants in residential areas and 61 brasserie restaurants in UK city/town centers under the brands of All Bar One and Browns. There are also 42 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer mid-scale/budget accommodation and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with that pub-restaurant.

In fiscal 2004, the Restaurants division reported sales of £641 million and an operating profit of £104 million.

 Prepared and filed by St Ives Burrups

Back to Contents

The table below shows the number of the Group’s restaurants at the end of each of the last three fiscal years:

Restaurants	2004	2003	2002

Vintage Inns	206	203	196
Harvester	132	142	150
Toby Carvery	85	74	70
All Bar One	46	49	53
Innkeeper’s Fayre	17	24	24
Browns	15	15	15
Alex (Germany) (i)	42	43	41

Branded	543	550	549
Unbranded	59	86	97

Total (ii)	602	636	646

(i)	Includes one All Bar One in Cologne but does not include five franchised outlets of Alex.
(ii)
Accommodation is operated and managed by the associated restaurant. Accordingly, Express by Holiday Inn is no longer shown as a separate brand within Restaurants, and has been removed from the fiscal 2003 and 2002 comparatives to reflect this analysis. Innkeeper’s Lodge continues to be excluded from the table.

The Group’s Brands

The Group’s major UK restaurant brands are:

Residential

Vintage Inns – These are traditional food-led country pubs serving freshly cooked food and a range of high quality wines at reasonable prices. They display the individual pub name with subtle branding on menus and signage.

Harvester – Harvesters are pub-restaurants in suburban roadside locations, principally targeting families. They offer a ‘country’ setting and are well known for Spit Roast Chicken, Smoked Ribs and Salad Cart.

Toby Carvery – Toby Carvery is the leading brand in the UK carvery sector (in terms of number of sites and sales) and aims to offer a ‘good value’ varied menu of roasts and other traditional dishes. The sites are generally in suburban roadside locations and are aimed at a wide range of age groups and Sunday lunch diners.

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

Accommodation

The Group has 94 sites which offer accommodation above or adjacent to the pub-restaurant or pub with over 3,600 rooms. The accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

Back to Contents

Unbranded Pub-Restaurants

There are currently 59 unbranded pub-restaurants, all of which are in residential areas. These are predominantly individual pub carveries.

Germany

The Group acquired the Alex business in 1998 (as an initial trial in transferring its branded chain licensed retail expertise to Germany, the market most similar to the United Kingdom in terms of the drinking out sector) and has since expanded it to 41 managed sites. There are also five franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through the Group’s German subsidiary, Mitchells & Butlers Germany GmbH. Performance and hence returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs.

STANDARD COMMERCIAL PROPERTY DEVELOPMENTS

The other Group activity is property development, which for fiscal 2004 represented 0.4% of the Group’s turnover. In fiscal 2004, SCPD generated operating profit of £1 million on revenues of £6 million.

SCPD develops and sells land and properties in the United Kingdom on a limited scale. It has an existing development stock with a book value of around £20 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the Group’s sites.

ORGANIZATIONAL STRUCTURE

M and B is the beneficial owner of all of the equity share capital, either itself or through subsidiary undertakings, of the following companies, which are principal operating companies of the Group, all of which are incorporated in England and Wales, except Mitchells & Butlers Germany GmbH, which is incorporated in Germany:

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

•
promoting brands and formats through national and local advertising (for example, Hollywood Bowl by radio), promotions (for example, wine festivals at Ember Inns, continental beer festivals at All Bar One) and public relations;

•	developing new formats to serve new audiences and demand patterns. The Group applies a rigorous brand management structure to its branded business, allied to an investment in consumer insight; and

•	developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions.

Back to Contents

GEOGRAPHICAL ANALYSIS

The Group is well diversified geographically throughout the United Kingdom.

An approximate breakdown of the Group’s UK sales (as a percentage of total UK sales) based on regional sales figures in fiscal 2004 is set out below:

%

South East	21
Greater London	20
West Midlands	16
Yorkshire & Humberside	10
North West	8
South West	6
Scotland	5
East Midlands	5
Northern	4
Wales	4
East Anglia	1

TOTAL (i)	100

(i)	In fiscal 2004, sales in Northern Ireland accounted for approximately 0.1% of total sales.

Historically, the Group was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites in 1999 to reposition the estate, the Company believes that the Group now has a much more balanced presence across the United Kingdom.

The German business comprises the Alex brand and one All Bar One site (which opened in Cologne in fiscal 2002) and represented around 2% of the Group’s sales for fiscal 2004. Alex sites are located in many of the major cities in Germany.

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

Following this industry restructuring and consolidation, the Group’s key competitors (in the eating out and drinking out market) in the United Kingdom now include:

•
operators of managed sites, including Whitbread PLC, Spirit Group Limited, Wolverhampton & Dudley Breweries PLC, Greene King plc, Luminar plc, JD Wetherspoon plc, Regent Inns plc and Yates Group Limited;

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc and Punch Taverns PLC;

•
smaller multiple and single pub operators and independently owned freehouses, clubs, nightclubs, wine bars, gastro pubs, restaurants, entertainment centers and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Pizza Express and The Restaurant Group).

Back to Contents

The Group’s pubs, bars and restaurants also compete with home-based entertainment and the trend toward drinking at home.

KEY SUPPLY PARTNERS

Despite the relatively low number of suppliers, no one food or drink or leisure supplier to the Group represents more than 15% of the total value of goods supplied. The Group is also contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), Retail entered into a Beer Supply Agreement in 2000 to purchase a minimum amount of certain specified products for a term of five years from that date; the Agreement expires in August 2005. Coors’ brands now represent approximately 24% of the Group’s alcoholic drink purchases. In addition, as part of the acquisition of the 550 former Allied Domecq Retailing Limited sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg UK products until December 12, 2007 (which in fiscal 2004 represented 8% of the Group’s alcoholic drink purchases). The Group has a long-term supply agreement with Britvic ending in February 2008. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks. In fiscal 2004 Britvic brands accounted for 89% of the Group’s soft drink purchases.

REGULATORY ENVIRONMENT

The sale of alcohol in the United Kingdom is a highly regulated industry governed by the licensing system. Licensing covers most premises where alcohol is sold, such as pubs, off-licenses, restaurants and supermarkets. This section refers to regulations in the United Kingdom and references herein to Government, Secretary of State, Department of Health, Parliament, or acts of Parliament and regulations are references to the Government, Secretary of State, Department of Health, or acts of Parliament or other regulations, of the United Kingdom.

Legislation – Licensing Reform

England and Wales

The retail sale of alcohol in England and Wales is currently governed by a licensing system set out in the Licensing Act 1964. Pubs – part of the ‘on-trade’ business – generally require a full on-license in order to sell alcohol on the premises. The license is generally held by the manager or landlord. That person has to satisfy the licensing authorities that, among other things, he/she is a fit and proper individual to hold such a license. The license will not be approved if the prospective licensee would be prevented by other commitments from properly discharging his/her functions as a licensee.

Other types of licenses which may be required in the ‘on-trade’ include gaming machine permits in respect of installing and operating AWP machines, ‘special hours’ certificates which extend the permitted hours for the sale of alcohol where the sales are ancillary to music and dancing and the availability of food, ‘supper hours’ certificates to extend the permitted hours for selling alcohol by one hour (where the sale of alcohol is ancillary to a substantial meal) and entertainments licenses for dancing and certain live performances.

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

On July 10, 2003, Royal Assent was given to the Licensing Act 2003. The key changes being implemented are:

•
the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, license holders will retain the right of appeal to the magistrates court. While the new regime should not fundamentally change the regulatory structure of the licensed sector, in practice there will be visible change because each pub that wishes to vary its hours will have to submit details of its operating plan and all pubs will now face greater scrutiny from police and local residents;

Back to Contents

•
greater flexibility with respect to pub opening hours, and it is possible that the current limits on late-night trading, particularly in suburban areas, may be relaxed for some outlets. While longer opening hours would undoubtedly have cost implications, the Group believes that this change may benefit pubs where there is typically a demand for one or two hours extra trading, mostly at the weekends; and

•	a dual system of longer-term premises licenses and personal licenses, which will replace the previous supplementary licenses described above for entertainment or extra hours.

National guidance from the Secretary of State was put out for consultation and the resulting regulations (published in January 2005) determine many of the practical implications of the new legislation. The level of the new licensing fees have been confirmed and premises license fees will be calculated by reference to the rateable value of the premises and the nature and location of the premises (large pubs in city centers, which are predominantly drinks, led will pay the highest fees). The premises and personal license fees payable from February 7, 2005 are designed to enable the full recovery of costs for local authorities. A period of transition commenced on February 7, 2005 when applications for premises and personal licenses may commence as all existing licenses in force at that date can be converted into a premises license. The new regulatory framework is expected to take effect from November 2005, at which point the possession of the new type of premises and personal license is required to enable the premises to continue to trade.

Scotland

The retail sale of alcohol in Scotland is currently governed by a licensing system set out in the Licensing (Scotland) Act 1976, as amended, and is administered through local authority licensing boards. There are currently seven different types of liquor license in Scotland, depending broadly upon the category of premises from which the alcohol will be sold (public house, hotel, restricted hotel, off-sale, restaurant, refreshment and entertainment) in addition to a separate system for clubs. As in England and Wales, licenses must be renewed every three years and can be held by ‘non-natural persons’ such as limited companies, with an individual nominee named on the application who has day-to-day responsibility for the licensed premises. Current grounds for refusal of an application include that the applicant (or the person on whose behalf or for whose benefit the premises will be managed) is not a fit and proper person to be the holder of the license, that the premises are unsuitable or inconvenient for the sale of alcohol, that the sale of alcohol would create a public nuisance or that the license would lead to an over provision of licensed premises in the locality. Certain classes of persons may also submit objections to the application to the licensing board.

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

(c)
the abolition of the present system of statutorily permitted licensing hours for a system under which there will be no statutorily prohibited hours, the actual opening hours being authorized by the licensing board based on individual circumstances and prescribed ‘licensing principles’;

(d)	the introduction of a condition attached to all premises licenses to prohibit promotional advertising or discounted pricing of alcohol which are aimed at encouraging excessive consumption of alcohol;

(e)
the introduction of a statutory presumption that persons under the age of 18 have full right of entry into licensed premises, although this may be subject to specific restrictions in the premises license or the applicant may opt out of the statutory presumption to prohibit persons under the age of 18 from accessing the premises. In addition, the Nicholson Committee recommended that the Scottish Executive should arrange for the introduction of national proof of age cards to facilitate enforcement of any license conditions.

Back to Contents

Consultation on the proposed changes to the licensing system has now taken place following the publication of a White Paper in May 2004, and it is expected that the Licensing (Scotland) Bill will be published in early 2005. In addition to the proposals set out above, it is expected that the Scottish Parliament will introduce a right for licensing boards to impose a minimum selling price for alcohol in the on-trade. There is no definitive timescale yet for the new legislation to take effect.

Gaming Regulations

In fiscal 2004, income from AWPs represented around 3% of the Group’s turnover. The Gaming Act 1968, along with subsequent legislation, is the key source of current gaming and amusement machine legislation which impacts the Group. However, new gambling legislation is expected in 2005 with a Gambling Bill currently progressing through the final stages of the Parliamentary process.

Under the existing legislation, liquor licensed premises are allowed to deploy AWPs with the permission of local licensing magistrates. The current maximum level of stake and prize for a single game is 30p and £25 respectively. The new Gambling Bill makes it illegal for under 18 year olds to play £25 prize AWP machines (these machines will be known in the future as ‘category C’ machines), although the Group already abides by a voluntary code to this effect and the control of the number of AWPs will pass from licensing magistrates to local authorities.

There are currently concerns with respect to the wording of the Gambling Bill in that it does not as yet fully protect existing rights in respect of gaming machines. However, the Government has recently confirmed that it is its intention that pubs and tenpin bowls will retain existing rights and that changes to the wording of the Bill will be made to this effect (or incorporated into secondary legislation). The Group is actively involved in ensuring this happens. New licensed premises are to be entitled to two AWPs (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance that will be considered by the Government having consulted with the pub industry. In addition, the Government has published alongside the Gambling Bill a schedule indicating that Category C machines will retain the existing maximum permissible £25 prize, until reviewed in due course, and the maximum permissible stake will increase from 30p to 50p. The effective date of the stake increase is not yet determined. Detail concerning potential further deregulation of game payment methods is not present in the Gambling Bill as this will be a matter for secondary legislation.

The Group believes that the enactment in 2005 of the new gambling legislation is now less certain and, when passed, will not particularly impact on the business providing existing rights are adequately protected. The Company believes that, on balance, the ultimate effect will be broadly neutral on the Group but there remains uncertainty due to the parliamentary process.

Drink Driving

The European Commission recommended in the ‘White Paper on European transport policy for 2010: time to decide’ of October 2002 that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known when the EU directive will come into force. The current legal limit in the United Kingdom is 0.8mg/ml (Road Traffic Act 1988, section 11(1) and (21)) and as car drivers and passengers account for 40% of pub visits, such a measure may discourage customers who drive to pubs from visiting pubs. This change to the legislation could affect trading in the Group’s rural and suburban pub and pub-restaurant sites.

Employment Legislation

The Working Time Regulations 1998 (the ‘Regulations’) came into effect on October 1, 1998 and control the hours that employees are legally allowed to work. Under the Regulations, workers may only be required to work a 48-hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protections in areas such as minimum rest periods, days off and paid leave. Many of the Group’s employees are covered by the Regulations and most of its licensed house managers have signed voluntary ‘opt outs’ which allow them to work longer than the average 48-hour week prescribed by the

Back to Contents

Regulations. The retention of the opt out is under review, but it is likely that it will remain in a much more restricted form and the conditions relating to the individual’s consent to opt out will be tightened.

Under the Part-Time Workers (Prevention of Less Favorable Treatment) Regulations 2000, part-time workers can claim the same rights as full-time workers. Similar provisions apply to employees employed under fixed-term contracts under the Fixed-term Employees (Prevention of Less Favorable Treatment) Regulations 2002. Employees engaged under fixed-term contracts can claim the same rights as employees engaged under permanent contracts.

Staff costs have increased in both pubs and restaurants following the introduction of the National Minimum Wage of £3.60 per hour in 1999 which increased to £3.70 in 2000, to £4.10 in 2001, to £4.20 in 2002, to £4.50 in 2003 and to £4.85 from October 1, 2004. The Low Pay Commission is due to recommend new pay levels to the Government in March 2005 for implementation in October 2005 and it is expected that it will recommend a further increase. Historically, the Group has managed to partly offset increases in National Minimum Wage costs against increased labor productivity, i.e. through training, larger sites and more efficient staff rostering. The Group’s sales per staff hour have increased by some 15% during the past four years.

Food Regulation Standards

Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. Management believes that all of the Group’s sites should comply with current and forthcoming UK Food Regulation Standards as a result of rigorous training, detailed manuals, full traceability and regular independent environmental health audits.

EU Noise Directive

The EU’s Physical Agents Directive 2001 (the ‘Directive’) is currently under discussion in the retail industry relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the Directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. The Group’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The noise levels from just conversation in a busy pub can reach 87 decibels. The European Parliament has now agreed that the industry in the United Kingdom should agree a code of conduct as to how the Directive is to be implemented in the United Kingdom. The Government will need to put regulations in place in relation to this Directive by February 15, 2006 (2008 for the leisure/retail industry).

Legislation relating to smoking

In England and Wales, there has been a recent governmental consultation exercise on smoking in public places, which led to the publication of a White Paper on public health by the Government in November 2004. The Government has publicly stated in the White Paper that it will legislate to ban smoking by 2008 in pubs in England and Wales that prepare and serve food. ‘Food’ has not been defined. Only pubs that do not serve food will be unaffected by the ban, although there will be a ban on smoking at the bar in such pubs. Currently, food is available in almost all of the Group’s premises so the ban (in its proposed current form) may discourage smokers from using the Group’s pubs and restaurants, although this may be mitigated by the high proportion of premises that have beer gardens and other outside spaces where customers could still smoke. Given the experience of other countries that have banned smoking in pubs and enclosed spaces, it may be some time following the implementation of any potential ban before the likely impact on the Group’s operations or financial condition can be properly assessed.

In Scotland, the Scottish Parliament has recently announced that it intends to legislate for a complete ban on smoking in all pubs, restaurants and work places (all confined public places). The legislation could be introduced as early as spring 2006, using the Scottish Parliament’s devolved power to introduce its own laws on public health. It is unlikely that such a ban will be enforced by the police, but instead by regional health boards and local authority appointed officers. It is expected that fines of up to £3,600 could be levied against infringers, namely pub customers and pub management. It is too early to say what the impact of such a ban could have on the

Back to Contents

Group’s outlets that are located in Scotland, which represent 5% of total Group sales. However the Group is preparing for a full ban in Scotland, but there is a risk of some loss of business, at least in the short term.

In the UK there is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed between the Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government which asked the licensed leisure industry to ensure that 50% of licensed premises were compliant with it by December 2002, and that 35% of those have either ‘no smoking’ areas or adequate mechanical ventilation.

The Group is in compliance with the Government’s request in respect of the charter. As part of its support for the charter, the Group is taking steps to ensure that:

(a)	investment schemes include requirements regarding charter compliance;

(b)	all new sites will be signed up to the charter; and

(c)	management training courses will cover the principles of the charter.

Prior to the issue of the Government’s White Paper on public health, and the announcement of the Scottish Parliament concerning smoking, the Group had announced its own policy on smoking as part of an industry-wide strategy to increase the prevalence of no smoking areas in the UK’s pubs. The aim was to transform pubs into primarily no-smoking venues, with restricted and progressively reducing smoking areas. Under the policy, smoking at the bar would be banned by the end of December 2005, although the vast majority of the Group’s estate already has banned smoking at the bar. Also, a minimum of 50% of restaurant/dining area space would be non-smoking. Furthermore, by December 2005, smoking areas would be restricted to a maximum of 65% of trading floor space, reducing to 20% by December 2009. In light of the White Paper, the Group will continue to press the Government to modify its proposals, dropping the use of food as the deciding factor in whether or not to allow smoking, and instead allowing smoking in separate rooms with full ventilation. In the meantime, the Company is currently implementing the voluntary initiative.

Alcohol Harm Reduction Strategy and the Government’s Proposals on Responsible Drinking

On March 15, 2004, the Government issued its National Alcohol Harm Reduction Strategy based on consultation carried out in 2003/04. The aim of this strategy is to prevent any further increase in alcohol-related harms in England and Wales and it contains a number of voluntary measures that aim to forge new partnerships between the health and police services, the drinks industry and local authorities and their communities. The strategy has included a campaign of test purchasing by the police and trading standards officers during summer 2004 to check whether both the on trade and the off trade were selling alcohol to those under 18 years of age. A further campaign of test purchasing also took place over the 2004 Christmas period. The Government proposes to take stock in 2007 of the effectiveness of the voluntary approach and may take additional steps, including legislation, if necessary. On January 21, 2005 the Government announced a further series of proposals to supplement the new powers that will exist under the new licensing regime and the National Alcohol Harm Reduction Strategy. The proposals (which are out for consultation until February 28, 2005) aim to give both the police and local authorities greater powers to deal with excessive drinking and underage drinking. The proposals include tougher sanctions being imposed on individuals who commit alcohol and disorder related offences, 24-hour banning orders on premises selling alcohol where such premises repeatedly sell to underage drinkers, and powers for recovery of costs from pubs which cause the most disorder by introducing ‘Alcohol Disorder Zones’. The Government has also offered its support to the pub industry developing a code of practice aimed at banning irresponsible drinks promotions that encourage speed drinking and excessive consumption. The Group already has its own such Code of Practice in place. This Code of Practice is available on the Group’s website. It is too early to assess the impact the Government’s proposals, if implemented, in the form of legislation or otherwise, may have on the regulatory environment in which the business operates or the impact that, if implemented, they would have on the results of the Group’s operation or financial condition.

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

PROPERTY, PLANTS AND EQUIPMENT

Group companies own and lease property primarily in the United Kingdom. Over 99% of the net book value of land and buildings at the end of fiscal 2004 was in the United Kingdom. Approximately 90% of the properties by value were directly owned, with 5% held under leases having a term of 50 years or longer.

Group properties include managed pubs, restaurants, leisure venues and its own corporate offices.

The Company believes that no single property is material to its operations or financial position.

In accordance with UK GAAP, properties are recorded in the balance sheet at cost or valuation less depreciation. Financial Reporting Standard 15 – ‘Tangible Fixed Assets’ was implemented by the Group with effect from October 1, 1999. The transitional rules of this standard have been followed permitting the carrying values of properties as at October 1, 1999 to be retained. The most recent valuation was undertaken in the year ended September 30, 1999 and covered all properties then owned by the Group, other than leasehold properties having an unexpired term of 50 years or less. The valuations were undertaken by external valuers and the basis of valuation was predominantly existing use value and had regard to trading potential. Revaluations would not be permitted under US GAAP.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Until fiscal 2003, the Company did not constitute a separate legal entity but instead its businesses comprised part of the existing Six Continents Group. However, the Company’s consolidated financial statements have been prepared as though it had existed as a standalone group throughout the periods presented. While the Company believes that the financial information set out in its consolidated financial information for periods prior to Separation is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it always been an independently financed and managed public entity. In particular, the Company’s businesses historically were funded by Six Continents. Upon completion of the Separation, the Company assumed standalone debt. Debt levels were increased further in fiscal 2004 on completion of the Securitization and the return of £501 million to shareholders.

The Company’s consolidated financial statements are prepared in accordance with UK GAAP. The financial statements also contain a description of how UK GAAP differs from US GAAP and a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP. This is set out in Note 30 of Notes to the Financial Statements.

The acquisition of Six Continents by the Company was accounted for as a group reconstruction in accordance with Schedule 4A to the Companies Act 1985 and Financial Reporting Standard 6 (‘FRS 6’ and, together, the ‘Relevant Provisions’) using merger accounting principles. The strict application of the merger accounting principles in the Relevant Provisions would have required the inclusion of the results of operations and cash flows of Six Continents as those of the M and B Group in these financial statements. However, Six Continents was a subsidiary undertaking of the Company for only three days to effect the Separation in an efficient manner. This application of the Relevant Provisions would, in the opinion of the board of directors, not have given a true and fair view because the financial statements would have been misleading. Accordingly, the financial statements for 2003 and earlier have been prepared as if M and B Group had been demerged from Six Continents and, in accordance with the principles of merger accounting, as if the businesses comprising M and B Group had been part of M and B Group for all periods presented or, where appropriate, from their date of acquisition or to the date of disposal by Six Continents.

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

Under UK GAAP, the Group has tangible fixed assets with a net book value of approximately £3,500 million at the end of fiscal 2004. These assets are held at cost or valuation less depreciation in accordance with the policy outlined in Note 1 of Notes to the Financial Statements. The last valuation of properties was undertaken in 1999 and those valuations have been retained in the financial statements in accordance with applicable UK accounting standards. The Group now has a policy of not revaluing tangible assets. Under US GAAP, revaluations are not permitted. Under both UK GAAP and US GAAP, depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. In particular, it is estimated that a change of one year in the expected useful life of each category of the Group’s depreciable fixed assets would have an impact of approximately £9 million to £12 million on annual Group operating profit. Further information relating to the Group’s accounting for tangible assets is provided in Notes 1 and 30 of Notes to the Financial Statements.

Back to Contents

Under both UK GAAP and US GAAP, the carrying value of tangible assets is tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Under UK GAAP, where indicators of impairment exist, the carrying value of an income-generating unit (‘IGU’) is assessed by reference to value in use, which is defined as the higher of present value of discounted cashflows and net realizable value. Under US GAAP, the assessment of an asset’s carrying value is by reference to undiscounted cashflows. To the extent that undiscounted cashflows do not support the carrying value, the fair value of the asset must be calculated and the difference from the current carrying value charged to the profit and loss account. In the absence of a triggering event, the Group performs an impairment review exercise twice a year; the first at the time of the Group’s interim results and the second at the year end. To date, there have been no events or changes in circumstances that have required the Group to perform detailed impairment calculations under either UK GAAP or US GAAP.

(ii)	Goodwill

Under UK GAAP, goodwill acquired since October 1, 1999 is capitalized and amortized over its useful economic life. Such goodwill is allocated to the IGUs and assessed for impairment as set out above. A decrease of one year in the useful economic life of goodwill would result in an additional charge of less than £1 million per annum.

For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standard (‘SFAS’) No. 142 ‘Goodwill and Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill is capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. As explained in Note 30 of Notes to the Financial Statements, the Group performed an evaluation of its goodwill as at September 25, 2004, which has confirmed that an impairment charge is not required under SFAS 142.

Changes to the Group’s valuation methods and assumptions used for the purposes of impairment reviews could have a material effect on the presentation of the Group’s financial position and results of operations, particularly under US GAAP. In performing the SFAS 142 goodwill impairment exercise on its annual assessment, the Group applied a range of reasonably likely sensitivities to the valuation methods and assumptions. The resultant valuations confirmed that no impairment charge is required in respect of any of the Group’s reporting units.

(iii)	Pensions

Under UK GAAP, the Group has continued to account for pensions using SSAP 24 ‘Accounting for pension costs’ in fiscal 2004. A different accounting treatment would have resulted if the Group had chosen to apply FRS 17 ‘Retirement benefits’, as permitted by the relevant accounting standards. In particular, the deficit in the pension schemes, as measured on an FRS 17 basis, would be recognized on the balance sheet and there would be material differences in reported performance, as explained in Note 6 of Notes to the Financial Statements. The Group intends to adopt FRS 17 for fiscal 2005.

Under US GAAP, the Group applies SFAS 87 ‘Employers’ Accounting for Pensions’ as set out in Note 30 of Notes to the Financial Statements.

Under both UK GAAP and US GAAP, accounting for pensions involves judgement and assumptions to be made regarding uncertain events, including, but not limited to, future asset returns, rates of inflation, employee and pensioner demographics and discount rates. The Group has determined the assumptions it has adopted in discussion with its actuaries and believes that they are in line with practice generally. A list of the major assumptions used by the Group, many of which are inter-dependent, is set out in Notes 6 and 30 of the Notes to the Financial Statements. The use of different assumptions, and the outcome of events could have a material effect on the presentation of the Group’s financial position and results of operations. It would be impracticable to give the impact of the effect of changes in all of the assumptions used. However, and while it can be misleading to look at changes in assumptions in isolation, the following disclosures are provided to assist in an assessment of the impact of changes in the more critical assumptions.

Back to Contents

The pensions cost in the profit and loss account is partly determined by assuming an estimated rate of return on assets held by the pension plans, most particularly equities. At September 25, 2004, it was assumed that equities would outperform fixed interest government bonds by 3.2 percentage points. A one percentage point change in this assumption would impact profit before tax by approximately £6 million under both FRS 17 and SFAS 87.

In assessing the liabilities of the pension plans, an assumption is made regarding future life expectancy. In respect of the Group’s plans at September 25, 2004, a change of one year in this assumption would impact by approximately £36 million the balance sheet deficit and profit before tax by approximately £3 million under FRS 17. Under SFAS 87, profit before tax would be impacted by approximately £5 million and the minimum pension liability recognized in other comprehensive income by approximately £35 million.

The rate used to discount the pension liabilities is determined by using the rate of return on high quality corporate bonds. As at September 25, 2004, a half percentage point decrease in the discount rate assumption would increase the balance sheet deficit by approximately £63 million and reduce profit before tax by approximately £1 million under FRS 17. Under SFAS 87, profit before tax would be lower by approximately £5 million and the minimum pension liability recognised in other comprehensive income would be approximately £61 million higher.

A half percentage point increase in the discount rate assumption would decrease the balance sheet deficit by approximately £57 million and increase profit before tax by approximately £1 million under FRS 17. Under SFAS 87 profit before tax would be higher by approximately £5 million and the minimum pension liability recognised in other comprehensive income would be approximately £55 million lower.

NEW ACCOUNTING STANDARDS ADOPTED IN 2004

In fiscal 2004 under UK GAAP, the Group has applied Application Note G in the Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ and UITF 38 ‘Accounting for ESOP Trusts’ for the first time. Application Note G has required the Group to change its accounting policy in respect of turnover so that it is now recorded net of coupons and staff discounts. Previously, coupons and staff discounts were treated as other external charges. Prior year amounts have been restated accordingly. The effect has been to decrease the Group’s reported turnover and other external charges for fiscal 2004 by £12 million (2003 £9 million, 2002 £7 million). UITF 38 requires an entity’s own shares held in employee share trusts to be deducted from shareholders’ funds rather than being shown as an asset. The implementation of UITF 38 has resulted in own shares of £11 million being deducted from shareholders’ funds at September 25, 2004 with no restatement of prior year amounts.

Under US GAAP, the Group has provided the additional pension disclosures required by the revised SFAS 132 ‘Employers’ Disclosures About Pensions and Other Post-Retirement Benefits’ in Notes 6 and 30 of Notes to the Financial Statements. In addition, the Group has considered the provisions of FIN 46(R) ‘Consolidation of Variable Interest Entities’ but this had no impact on the reported results or net assets of the Group.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group, along with all listed companies in the European Union, will be required to prepare its consolidated financial statements under International Financial Reporting Standards (‘IFRS’) in respect of accounting periods commencing in 2005. Accordingly, Mitchells & Butlers will present its financial statements under IFRS for the first time in fiscal 2006.

The Form 20-F for fiscal 2005 will be the last to contain financial statements prepared under UK GAAP. Other than the adoption of FRS 17 referred to above, there are no new accounting policies or accounting standards that will apply during this period.

The first-time adoption rules of IFRS require the comparative financial information presented in the first set of IFRS financial statements to be prepared on a consistent basis. This will require the Group to restate its results for fiscal 2005 and show a reconciliation to the previously reported UK GAAP numbers.

Back to Contents

Mitchells & Butlers has an ongoing project in place to identify and resolve all conversion issues and thereby ensure a smooth transition to IFRS. The Company is working with its advisors and consulting with other companies to establish so far as practical a common interpretation and application of IFRS. The significant differences in accounting policy identified to date include:

•
Deferred taxation – IFRS requires accounting for deferred tax on ‘temporary differences’ between tax and book carrying values which is wider in scope than the existing UK GAAP ‘incremental liability’ approach. In particular, IFRS requires deferred tax to be recognized in respect of substantially all gains on revalued assets and this will result in a higher deferred tax liability on the Group balance sheet.

•
Share based payments – IFRS requires all share options and employee share schemes arising since November 2002 to be expensed in the profit and loss account. The expense is measured at the fair value of the award and generally charged over the vesting period. Under current UK GAAP, certain schemes are exempt from a charge and any expense recognized is based on the intrinsic value of the award. It follows that there will be an additional charge against profits under IFRS.

•
Derivatives and hedge accounting – IFRS requires all derivatives to be included on the balance sheet at fair value and contains provisions that restrict the use of hedge accounting. If hedge accounting cannot be applied, any changes in fair value are reported in the profit and loss account. The Group’s initial assessment is that it will be able to apply hedge accounting under IFRS and thereby avoid the earnings volatility that would otherwise result.

•
Pensions – while the requirements of SSAP 24 are significantly different to IFRS, the adoption of FRS 17 in fiscal 2005 will bring the Group’s accounting policy for pensions closely into line with IFRS and there should therefore not be any material differences on IFRS implementation.

Other material issues may become apparent during the conversion process and therefore the above list should not be regarded as definitive. In particular, the impacts of IFRS on accounting for fixed assets and leasing are still being reviewed.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

The UK Accounting Standards Board (‘ASB’) has recently issued the following new accounting standards: FRS 20 ‘Share-Based Payment’, FRS 21 ‘Events after the Balance Sheet Date’, FRS 22 ‘Earnings Per Share’, FRS 23 ‘The Effects of Changes in Foreign Exchange Rates’, FRS 24 ‘Financial Reporting in Hyperinflationary Economies’, FRS 25 ‘Financial Instruments: Disclosure and Presentation’ and FRS 26 ‘Financial Instruments: Measurement’. These standards were issued in order to align the text of UK accounting standards with that of IFRS and are effective for accounting periods beginning on or after January 1, 2005. These standards will have no direct impact on the consolidated results of the Group as their requirements are already incorporated by IFRS, which the Group will apply in fiscal 2006.

Details of new US accounting standards, which have not yet been adopted for the purposes of US GAAP, are discussed in Note 30 of Notes to the Financial Statements.

OPERATING RESULTS

Executive Overview

Mitchells & Butlers is the leading operator of pubs and pub-restaurants in the UK with an estate of 2,006 sites at September 25, 2004. The assets are predominantly freehold, in residential areas with a net book value of approximately £3,500 million. The 1,919 managed outlets had average weekly sales of £15,200 in the period, an increase of 8% on fiscal 2003. With 3% of the UK’s 60,000 pubs, Mitchells & Butlers has a 9% share of pub retail sales.

Mitchells & Butlers’ strategy is to:

•
provide the best value experience available in the informal eating and drinking out markets through a combination of a wide range of food and drink, high quality amenity, excellent service and good price value;

Back to Contents

•	build on the active repositioning of the business over the last 10 years towards the faster growing eating out market by pursuing strong growth in food sales and drinks market share gains;

•	maximize returns from its approximately £3,500 million asset base by identifying the most appropriate brand or operating format that will maximise the sales and profits from each trading property;

•	continually evolve and develop its brands and formats in line with key customer demand trends in order to attract a wide and growing customer base; and

•	combine the productivity benefits of unit scale with the purchasing and support cost benefits of corporate scale.

Mitchells & Butlers aims to grow sales and profits, generate higher cash returns and, as pub assets are valued as a multiple of their cashflows, achieve asset appreciation over time.

On November 13, 2003 the Group completed a securitization of the majority of its pubs, raising a total of £1,900 million through the issue of secured loan notes. The proceeds from the securitization were used to repay the Group’s outstanding borrowings of £1,243 million under its syndicated loan facility, meet the costs of the refinancing, make special additional contributions to the pensions schemes and return surplus funds of £501 million to shareholders by way of a special dividend of 68p per share accompanied by a 12 for 17 consolidation of the number of shares in issue.

The Securitization provides the Group with long-term financing at a cash interest cost of 6% pre tax including swap agreements to hedge the floating rate tranches of the securitized debt.

Fiscal 2004 Compared with Fiscal 2003

Group

Total sales for fiscal 2004 were £1,560 million, 3.7% ahead of 2003. Sales growth continued to be particularly strong in the residential sectors of the market, led by strong food sales growth, with total managed pub food volumes up 8% for the year. The high street businesses continue to gain market share in a competitive market.

Consistent with the Group’s overall strategy, management, and the retail industry in general, considers sales growth and ‘same outlet like for like sales growth’ to be key operational measures of performance. Same outlet like for like sales compares the sales reported by outlets fully operational in both of the fiscal years being compared. It removes the effect of acquisitions and disposals. The performance of uninvested outlets (removing those where development capital has been spent in the current or previous year) is also analyzed by management as follows:

	Same outlet like for like sales	Uninvested like for like sales

Residential Pubs	6.6%	4.8%
High Street Pubs	3.4%	1.5%
Total	5.6%	3.8%

Same outlet like for like sales were up 6.6% in the 70% of the Group’s pubs in residential areas. This growth is being driven by five key brands in this area: Harvester, Toby Carvery and Vintage Inns in pub-restaurants, and Ember Inns and Sizzling Pub Co which are high quality local pubs with significant food sales. In the 30% of the estate in the high street, the increases of 3.4% in same outlet like for like sales resulted from three key factors; the customer differentiation of our brands such as All Bar One, Flares and O’Neill’s, a clear pricing strategy of every day good value; and recovery in the central London market in the second half of fiscal 2004.

SCPD turnover was £6 million against £17 million in fiscal 2003 due to fewer development projects being completed in the year.

The Group is contractually obligated to purchase minimum quantities of beer from its tied beer supply contracts as a result of previous demerger and acquisition arrangements. As these minimum purchase levels continued to fall in the year the Group has been able to increase its drinks range and sales volumes. Beer volumes were up 4%, underpinned by improvements in the range of premium, often imported, lagers and a widening of the

Back to Contents

regional cask ale range. Non-beer drinks volumes have grown by 10%. In wine, volume growth has been accelerated by the development of own label wines directly sourced from the vineyards, while soft drinks growth reflects the expansion of the fresh fruit juice range.

Management recognizes the need for effective promotional activity to maintain sales growth, but also monitors the impact on margins. By focusing promotional activity on those products that offer attractive margins, the benefit of mix improvements has helped to offset the margin investment, and more importantly, further increased cash gross profit.

Total operating costs and overheads less other income, excluding operating exceptional items, were £1,275 million in fiscal 2004 compared with £1,229 million in fiscal 2003. Gross margins remained broadly in line with last year. Selective price reductions and increased promotional activity continued and the average price of food and drink reduced by approximately 2%. The profit impact of this reduction was offset by managing the product mix to maximize volume and overall profit contribution, and through the negotiation of improved terms from suppliers. In addition, the Group continued to deliver cost efficiencies to help offset increasing regulatory and other externally driven cost increases. Management maintained outlet employment costs at 24% of sales despite a 7% increase in the National Minimum Wage and has benefited from support cost savings following actions put in place during fiscal 2003.

Total operating profit before operating exceptional items in fiscal 2004 amounted to £285 million, compared with £275 million in fiscal 2003. Operating profit from the ongoing Retail estate at £284 million was up 4.0% on fiscal 2003 primarily as a result of the additional sales volumes and improvements in cost efficiencies more than compensating for the regulatory and other external cost increases noted earlier. SCPD operating profit for the year was down £1 million on the previous fiscal year at £1 million due to the completion of fewer development contracts in the year.

Exceptional operating costs of £2 million were incurred during the year relating to the Securitization of the business which was completed on November 13, 2003. The non-operating exceptional profit of £2 million arose on the disposal of pubs, often for alternative use.

A total of £150 million of capital was invested in fiscal 2004. Nine new pubs were opened during the year, all in the Restaurant division. In addition, one new Hollywood Bowl opened. 95 pubs were converted to a new brand or format, principally our residential brands of Sizzling Pub Co and Ember Inns and the Metropolitan Professionals format. This expansionary capital accounted for £57 million of the gross capital invested and the balance of £93 million was invested in maintaining the amenity of the pubs and continuing to evolve the brands and formats. The Group achieved proceeds of £51 million from disposals of pubs or surplus pieces of land during the year, often for re-development.

Net Interest

Net interest payable, before exceptional costs of £2 million (2003 £8 million), was £101 million in fiscal 2004 (2003 £55 million), reflecting the fixed rate interest payable and amortization of deferred issue costs arising from the £1,900 million of secured loan notes issued on Securitization in November 2003, net of interest income earned on surplus cash. Prior to November 2003, the Group had floating rate borrowings of around £1,300 million under a syndicated loan facility. In fiscal 2003 the net interest payable of £55 million, before exceptional costs of £8 million comprised net external interest of £32 million and net amounts payable to Six Continents Group of £23 million.

The change in the interest cost profile is directly linked to the restructuring and Securitization of the Group. In fiscal 2003, prior to Separation, the Group was principally funded by inter-company loans from Six Continents PLC that bore interest at commercial rates. On Separation, the inter-company debt was repaid and replaced with external debt of around £1,300 million under a syndicated loan facility agreement. In fiscal 2004 the Group’s Securitization was completed and approximately £1,900 million of secured loan notes issued to replace the loan facility and to facilitate a return of £501 million to shareholders. In 2004, an exceptional interest charge of £2 million (2003: £8 million) arose from accelerated amortization of the facility fee in respect of the syndicated loan facility put in place at the time of Separation and repaid on Securitization.

Back to Contents

Taxation

The tax charge in fiscal 2004 represented an effective rate of 31.3% compared with 24.0% in fiscal 2003. The increase in the year reflects the one-off benefit in fiscal 2003 of group relief from the Six Continents Group.

Excluding the effect of exceptional items, the tax rate in fiscal 2004 was 32.4%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings per share

In fiscal 2004, earnings totaled £125 million the same as in fiscal 2003. Basic earnings per share were 22.4 pence, compared with 17.0 pence in fiscal 2003. After eliminating the effect of the exceptional items the adjusted earnings per share for fiscal 2004 were 22.2 pence, compared with 20.3 pence in fiscal 2003. Diluted earnings per share, which reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes, were 22.2 pence in fiscal 2004 compared with 17.0 pence in fiscal 2003. Earnings per share increased in fiscal 2004 as a result of the reduction of the weighted average number of ordinary shares in issue during the year to 559 million (2003 735 million) as a result of the share consolidation approved by the shareholders at an Extraordinary General Meeting held on December 1, 2003.

Significant changes were made to the financing structure of the Group on Separation which resulted in the replacement of inter-company balances owed to Six Continents with external debt. In addition, the Group no longer benefits from the Six Continents tax arrangements that were in place prior to Separation. Therefore, in order to provide an indication of the underlying performance of the Group, underlying earnings per share are presented below, which are calculated to exclude exceptional items and on the basis that the post Separation financing and taxation structure had been in place since October 1, 2002. This non-UK GAAP information was presented to UK shareholders and management considers it important that US shareholders are provided with the same information.

	Fiscal 2004				Fiscal 2003
	As reported	Adjustments		Underlying	As reported	Adjustments		Underlying

	(£ million)
Profit before interest	285		—	285	228	(i)	47	275
Interest	(103)	(i)	2	(101)	(63)	(ii)	(13)	(76)
Tax	(57)	(i)	(3)	(60)	(40)	(iii)	(24)	(64)

Earnings available for shareholders	125		(1)	124	125		10	135

Basic earnings per share (iv)	22.4p		(0.2)p	22.2p	17.0p		1.4p	18.4p

(i)	This adjustment adds back exceptional items (excluding exceptional interest and tax costs in fiscal 2003) as explained in Note 7 of Notes to the Financial Statements.
(ii)
The interest adjustment has been calculated by reference to the average indebtedness that would have arisen from the post Separation capital structure using the interest rates that would have applied in the relevant periods under the Group’s post Separation external borrowings arrangements.

(iii)
The tax adjustment has been calculated to reflect the underlying interest charge and excludes the benefits arising from the tax arrangements of the Six Continents Group. The effective tax rate implied by the underlying tax charge is 32.6% (2003 32.3%).

(iv)	Calculated by dividing earnings available for shareholders by 559 million (2003 735 million) shares, being the weighted average number of ordinary shares in issue during the year.

Cash Flow and Capital Expenditure

Net cash inflow from operating activities of £378 million was £72 million higher than in fiscal 2003. This increase was due to increased earnings of £19 million, a reduction in working capital outflows of £20 million and exceptional expenditure and Separation costs reduced by £33 million. Net interest cash outflows, including issue costs and facility fees, increased from £65 million in fiscal 2003 to £120 million in fiscal 2004 primarily due to the refinancing of the Group and the return of £501 million to shareholders in December 2003. Taxation cash

Back to Contents

outflows in fiscal 2004 reduced to £34 million primarily as a result of a prior year tax refund. Capital expenditure remained broadly level at £150 million in fiscal 2004 compared with the prior year of £151 million, while income from the sale of assets rose slightly to £51 million compared with £48 million in fiscal 2003.

On November 13, 2003, the Group completed a securitization of the majority of its pubs, raising a total of £1,900 million through the issue of secured loan notes. The proceeds from Securitization were used to repay the Group’s outstanding borrowings of £1,243 million under its syndicated loan facility, meet the costs of the refinancing, make special additional contributions to the pension schemes and return surplus funds of £501 million to shareholders by way of a special dividend of 68p per share accompanied by a 12 for 17 consolidation of the number of shares in issue.

The Group had net debt of £1,228 million at the end of fiscal 2003. This increased to £1,632 million at the end of fiscal 2004 as a result of the Securitization and associated return of funds, resulting in a balance sheet gearing ratio of 99%.

Retail

At the end of fiscal 2004 Retail’s estate consisted of 2,006 outlets of which 1,919 were managed. Of these, 1,229 were branded outlets, with 1,187 outlets across residential and city center locations throughout the United Kingdom and 42 sites in Germany.

Pubs & Bars

Turnover. At the end of fiscal 2004, the Pubs & Bars estate consisted of 1,404 outlets, of which 686 were branded outlets, compared with the end of fiscal 2003 when the estate consisted of 1,417 outlets, of which 649 were branded outlets. Turnover in 2004 grew by 4.6% to £913 million. Same outlet like for like sales growth in the division was 4.6% and uninvested like for like sales growth was 2.3%. Sales growth has remained strongest in the residential segment with Sizzling Pub Co and Ember Inns, the two drinks-led brands with distinct food offers, showing a particularly strong performance. Despite a very competitive market, the drinks-led offers on the high street have continued to perform well, assisted by a recovery in central London in the second half.

Conversions of 78 existing pubs were completed during the year. The number of managed pubs and bars reduced to 1,317 following a number of disposals and transfers to Business Franchises net of transfers in from the Restaurant Division.

The Group has been developing a Business Franchise model for smaller properties that can benefit from entrepreneurial freedom supported by Mitchells & Butlers systems and purchasing scale in return for a fixed rent and turnover related franchise fee. At the end of fiscal 2004 there were 75 Business Franchises in operation (2003 18).

Operating Profit. Operating profit before exceptional items of £180 million was 1.7% up on 2003. Despite the increase in external costs during 2004 and the Group’s sales activity, which was biased towards Pubs & Bars, net operating margins were only 0.6% points below 2003 and operating profits were up by 1.7%.

Restaurants

Turnover. At the end of fiscal 2004, the Restaurants estate consisted of 602 outlets, of which 543 were branded outlets, compared with the end of fiscal 2003, when the estate consisted of 636 outlets, of which 550 were branded outlets. Turnover of £641 million in 2004 was up by 4.4% on the prior year. Same outlet like for like sales growth in the division of 7.0% and uninvested like for like sales growth of 5.9% reflect particularly strong trading by the pub-restaurant brands Toby Carvery, Vintage Inns and Harvester, which are increasing their share of the growth in the eating out market. The lower rate of total sales growth reflects 17 transfers to Pubs & Bars during the year, where the demographics around the pub mean that it is now better suited to a more drinks led offer, as well as a number of transfers to Business Franchise.

A total of nine new pubs were opened during the year, eight Vintage Inns and one Toby Carvery. 17 pubs were converted, ten to Toby Carvery and five trial sites trading under a new suburban pub dining format which the Group is developing jointly as managed pubs with an entrepreneur.

Back to Contents

Operating Profit. Operating profit before exceptional items for the Restaurants Division of £104 million was 8.3% up on 2003. Strong sales growth in food, drinks and accommodation, together with further progress on staff productivity, an operational measure used by management to compare sales less staff costs with staff hours worked, enabled the division to more than offset external cost pressures and improve net operating margins by 0.6% points.

SCPD

SCPD aims to maximize the value of the Group’s surplus properties which are suitable for development. Turnover of £6 million (2003 £17 million) and operating profit of £1 million (2003 £2 million) were generated during the year, primarily from the sale of a retail development in Bournemouth on the site of a former pub. The change in the year reflects the timing of the completion of development projects.

Fiscal 2003 Compared with Fiscal 2002

Group

Total sales grew by 2.0% from £1,474 million in fiscal 2002 to £1,504 million in fiscal 2003, with food sales up 2.7% and drink sales up 0.2%. This reflected an improved second half trend resulting from the implementation of plans to drive sales volume and gross profits through range extensions to improve consumer choice combined with carefully targeted competitive pricing and promotional activity, as well as good summer weather. Outlets located in residential areas continued to perform well with some recovery seen in the weaker high street (main street) and central London markets. Retail’s sales per managed outlet increased from approximately £14,000 per week in fiscal 2002 to £14,100 per week in fiscal 2003. Same outlet like for like sales for the year were down 0.5%, down 2.5% on an uninvested basis. In the last twenty weeks of the year, there was a significant improvement over the first half with same outlet like for like sales up 1.8% and uninvested like for like sales flat, down 0.1%. This performance also reflected continued strong performance in suburban pubs and restaurants throughout the year. First half weakness in the high street and central London markets began to reverse during the second half helped by increased sales and marketing activity and good summer weather.

SCPD turnover was £17 million against £6 million in fiscal 2002.

The Group is contractually obligated to purchase minimum quantities of beer from its tied beer supply contracts as a result of previous demerger and acquisition arrangements. These minimum purchase levels have fallen in the year and this gave the Group the flexibility to introduce new beer brands into the estate, in particular Stella Artois, which was in nearly 1,200 pubs by the end of fiscal 2003. Many pubs now offer a choice of two or more draught beer brands in each of the main product categories which has allowed it to increase the value offered to the consumer through improved choice at a range of prices.

Management recognizes the need for effective promotional activity to maintain sales growth, but also monitors the impact on margins. By focusing promotional activity on those products that offer attractive margins, the benefit of mix improvements has helped to offset the margin investment, and more importantly, further increased cash gross profit.

Price negotiations with suppliers have resulted in lower prices payable on certain products. These, together with the benefits from the increased product range allowing the Group to sell a number of new, higher margin products, have held gross margins broadly unchanged for 2003 as a whole despite price reductions and the increased promotional activity implemented during the second half.

Total operating costs and overheads less other income, excluding operating exceptional items, were £1,229 million in fiscal 2003 compared with £1,185 million in fiscal 2002. The Group continued to deliver efficiencies in costs to help offset increasing regulatory and other externally driven cost increases. Staff productivity improved by some 4.4% over fiscal 2003 through the application of standardized sales forecasting and staff rostering processes. Management has also focused on overhead reorganization and reduction, and implemented an overhead reduction plan in the second half of fiscal 2003. Externally driven costs from the increase in the National Minimum Wage, changes in legislation affecting holiday pay and employer’s National Insurance contributions and increases in business rates, together with the increased costs of pension provision and insurance, totaled £18 million.

Back to Contents

Total operating profit before operating exceptional items in fiscal 2003 amounted to £275 million, compared with £289 million in fiscal 2002. Operating profit from the Retail ongoing estate at £273 million was down 5.2% on fiscal 2002 primarily as a result of the regulatory and other external cost increases noted earlier. SCPD operating profit for the year was up £1 million on the previous fiscal year at £2 million due to the completion of additional development contracts in the year.

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

Net Interest

Net interest payable, before exceptional costs of £8 million, was £55 million in fiscal 2003, comprising net external interest of £32 million and net amounts payable to Six Continents Group of £23 million. In fiscal 2002, net interest payable was £43 million, substantially all of which related to net amounts payable to Six Continents Group.

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

Taxation

The tax charge in fiscal 2003 represented an effective rate of 24.2% compared with 32.8% in fiscal 2002.

Excluding the effect of major exceptional items, the tax rate in fiscal 2003 was 32.3%, compared with 30.0%, the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings per share

In fiscal 2003, earnings totaled £125 million compared with £164 million in fiscal 2002. Basic earnings per share were 17.0 pence, compared with 22.3 pence in fiscal 2002. After eliminating the effect of the exceptional items in fiscal 2003, the adjusted earnings per share were 20.3 pence compared with 22.5 pence in 2002. Diluted earnings per share, which reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes, were 17.0 pence in fiscal 2003 compared with 22.3 pence in fiscal 2002.

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

Back to Contents

	Fiscal 2003				Fiscal 2002
	As reported	Adjustments		Underlying	As reported	Adjustments	Underlying

	(£ million)
Profit before interest	228	(i)	47	275	287	—	287
Interest (ii)	(63)		(13)	(76)	(43)	(43)	(86)
Tax (iii)	(40)		(24)	(64)	(80)	15	(65)

Earnings available for shareholders	125		10	135	164	(28)	136

Basic earnings per share (iv)	17.0p		1.4p	18.4p	22.3p	(3.8)p	18.5p

(i)	This adjustment adds back exceptional items as explained in Note 7 of Notes to the Financial Statements.
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

The Group had net debt of £1,267 million following Separation and the £702 million return of capital to Six Continents’ shareholders in April 2003. This was reduced to £1,228 million at the end of fiscal 2003, resulting in a balance sheet gearing ratio of 59%.

Retail

At September 30, 2003 Retail’s estate consisted of 2,077 outlets of which 2,047 were managed. Of these, 1,223 were branded outlets, with 1,180 outlets across residential and city center locations throughout the United Kingdom and 43 sites in Germany. Retail continued its program of converting outlets to brands and formats in fiscal 2003. The capital investment program has been focused on maintaining the high quality of the estate and adding incremental returns through expansionary investment where opportunities arise. Of the £151 million gross capital expenditure, £73 million was accounted for by expansionary investment. A total of 134 expansionary projects were completed on existing outlets and 14 new site acquisitions opened. Management considers the incremental pre-tax returns to be an important operational measure of the Group’s investment strategy. Investment in fiscal 2003 delivered pre-tax returns well above the Group’s cost of capital. The Group believes this is due to the careful evaluation of capital expenditure across the whole estate. The average capital investment in development projects is some £240,000 and around £2 million per site acquisition.

Pubs & Bars

Turnover. At the end of fiscal 2003, the Pubs & Bars estate consisted of 1,417 outlets, of which 649 were branded outlets, compared with September 28, 2002 when the estate consisted of 1,436 outlets, of which 595 were branded outlets. Turnover in 2003 grew by 1.2% to £873 million, with drink sales up 1.1% and food sales up

Back to Contents

4.5% compared with fiscal 2002. The strongest performance was in the residential estate led by Ember Inns and Sizzling Pub Co. These drink-led brands with their distinctive food offers continue to prove a strong competitive offer in the local market. Trading conditions in the high street and central London have remained more difficult, although some recovery was seen in the second half. Overall, uninvested like for like sales were down 3.2%, down 0.3% on a same outlet like for like basis.

Operating Profit. Operating profit before exceptional items of £177 million was 6.8% down on fiscal 2002 due to the effects of regulation and difficult trading in central London and the high street markets to which the Pubs & Bars division is more exposed.

Restaurants

Turnover. At September 27, 2003 the Restaurants estate consisted of 636 outlets, of which 550 were branded outlets, compared with September 28, 2002, when the estate consisted of 646 outlets, of which 549 were branded outlets. Turnover of £614 million in 2003 was up by 1.5% on the prior year, with drink sales flat and food sales up 2.6% compared with 2002. The suburban residential market remained the strongest led by Toby Carvery and Vintage Inns. The high street brands are largely located in central London and their trading performance was influenced by the general weakness in this market. Uninvested like for like sales were down 1.6%, down 0.9% on a same outlet like for like basis.

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

On November 13, 2003 the Group refinanced its debt through the completion of an offering of debt secured against the majority of its UK pubs and restaurants business. The refinancing was effected through the issuance of £1,900 million of secured loan notes by a wholly-owned Group company, Mitchells & Butlers Finance plc. The funds raised were used to repay the existing amounts outstanding under the facility agreement of £1,243 million, meet the refinancing costs, make special contributions to the pension schemes and return surplus funds of £501 million to shareholders by way of a special dividend of 68p per share, paid on December 8, 2003.

The terms of the key contracts for the Securitization arrangements are summarized in ‘Item 10, Additional Information – Material Contracts’.

The Securitization provides the Group with long-term financing at a cash interest cost of 6% through a range of fixed rate notes and floating rate notes that have been swapped into fixed rate sterling using interest rate and currency swaps. More detail on these arrangements, including details of the note interest rates and the principal and interest flows, is provided in ‘Item 11, Quantative and Qualitative Disclosures about Market Risk’.

Following completion of the Securitization transaction and repayment of outstanding borrowings, the Group’s £1,500 million syndicated financing facility was canceled.

The Group also benefits from a £60 million working capital facility, provided by The Royal Bank of Scotland.

Back to Contents

Net operating cashflow in the financial year before exceptional items and after capital expenditure and disposals in fiscal 2004 was £284 million (2003 £241 million). Taking into account the anticipated levels of internal cash generation and available facilities, the Group is satisfied that it has sufficient resources to meet its operating requirements and to fund expected capital expenditure for fiscal 2005.

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

Further qualitative and quantitative information on treasury management and interest rate risk is disclosed in ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk’.

Material Commitments for Capital Expenditure

As at the end of fiscal 2004 the Group had committed contractual capital expenditure of £26 million. Contracts for expenditure on fixed assets are not authorized by the Directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

The Company intends to invest approximately £175 million of gross capital expenditure in fiscal 2005. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations. Individual asset capital plans are also reviewed to assess the appropriateness of the projects and their timing.

The total cash capital expenditure by the Group in fiscal 2004, 2003 and 2002 was £150 million, £151 million and £256 million, respectively.

Pension Plan Commitments

As part of the Separation from Six Continents PLC, the Company became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan, subsequently renamed the Mitchells & Butlers Pension Plan and the Mitchells & Butlers Executive Pension Plan respectively (the ‘Plans’) following the transfer of approximately 30% of the assets and liabilities of the Six Continents Plans to the new InterContinental Group Plans and the Britvic Group Plans with effect from April 1, 2003. The Group continues to be exposed to the funding risks in relation to the defined benefit sections of the Plans as explained in ‘Item 3. Key Information – Risk Factors’.

Both of these approved Plans were last formally valued as at March 31, 2004. The results of the valuation showed the staff plan’s and executive plan’s defined benefits to be funded at 130% and 120% respectively on the statutory minimum funding requirement basis. On an ongoing basis the funding levels are 84% (i.e. £129 million deficit) for the staff plan and 85% (i.e. £39 million deficit) for the executive plan. These calculations do not account for additional contributions of £30 million already made (£10 million in October 2004 and £20 million in December 2004) and commitments of £20 million for the fiscal 2006 and £10 million for fiscal 2007. The actuary has further recommended, in relation to the staff plan defined benefits, that for future service accrual, employers contribute at a rate of 16.5%. The corresponding recommended percentage in relation to the executive plan is 34%. These rates became effective on October 1, 2004. The next formal actuarial valuation is planned for March 2007.

Back to Contents

TREND INFORMATION

Current Trading in Fiscal 2005

The Group’s strategy to drive profitable sales growth continues to deliver good results. In the first 16 weeks of fiscal 2005, same outlet like for like sales were ahead by 5.2%, 3.8% on an uninvested basis. While the timing of the Christmas calendar has had some impact on the level of sales growth, overall trading is in line with the Board’s expectations.

Total retail sales were up 5% led by strong growth in food sales, up 10%. Drinks sales were up 2%. The average price of food and drink during the period was broadly unchanged compared to last year and gross margins were held constant.

In residential areas, which account for 70% of the business, same outlet like for like sales were up 6.6%, 4.8% on an uninvested basis.

Same outlet like for like sales on the high street were up 2.9%, 2.1% on an uninvested basis. The continuing recovery in central London has helped to offset the more challenging trading conditions on the high street generally.

A combination of good sales growth and selective site disposals continues to deliver strong cashflows. The share buyback of £100 million announced in December is underway. The additional pension contribution of £30 million committed for the current year has been made.

The Group has made a good start to the year although the outlook for consumer spending is increasingly uncertain. The Board remains confident that the Group’s focus on offering value and choice for customers leaves the business well placed to capture additional market share. This strategy, combined with leveraging economies of scale, will help to overcome the regulatory and energy cost pressures that the business faces and generate further growth in earnings per share and cashflows as the year progresses.

OFF BALANCE SHEET ARRANGEMENTS

The Group has no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Back to Contents

CONTRACTUAL OBLIGATIONS

Contractual obligations at September 25, 2004 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(£ million)
Short-term debt	38	38	—	—	—
Long-term debt	1,838	—	77	85	1,676
Fixed interest payments	1,481	109	211	202	959
Operating leases	868	48	85	80	655
Capital expenditure contracted	26	26	—	—	—
Purchase obligations	155	72	72	11	—
Derivative financial instruments	10	1	2	2	5

	4,416	294	447	380	3,295

The Group has also agreed pension plan commitments as described above under ‘Liquidity and Capital Resources – Pension Plan Commitments’.

Short-term and long-term debt obligations represent scheduled repayments of principal assuming that the Group’s class A1 and A3 secured loan notes will be repaid at the margin step-up dates in December 2010.

Fixed interest payments are those payable in respect of the Group’s secured loan notes after taking account of the interest rate and currency swaps that fix the interest payable on the variable rate class A1 and A3 notes and assuming that these notes will be repaid on the margin step-up dates in December 2010.

Purchase obligations relate to the minimum volumes that the Group is required to purchase under its supply agreements with Coors, Carlsberg UK and Britvic. See ‘Item 4. Information on the Company – Key Supply Partners’ for further information. For the purposes of the table above, the minimum volumes have been valued in relation to the current mix of products purchased.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Company is provided by the board of directors, comprising Executive and Non-Executive directors, and the other senior management members of the Executive Committee.

Name	Title	Initially appointed to the Board	Date of next reappointment by shareholders

Directors
Mike Bramley (i)	Managing Director, Pubs & Bars	2003	2008
Roger Carr (ii)	Non-Executive Chairman	2003	2008
Tim Clarke (i) (ii)	Chief Executive	2003	2006
George Fairweather (ii) (iii)	Non-Executive Director	2003	2007
Drummond Hall (ii) (iii)	Non-Executive Director	2004	2008
Tony Hughes (i)	Managing Director, Restaurants	2003	2006
Sir Tim Lankester (ii) (iii)	Non-Executive Director	2003	2006
Karim Naffah (i)	Finance Director	2003	2007
Sara Weller (ii) (iii)	Senior Independent Non-Executive Director	2003	2007

(i)	A member of the Executive Committee
(ii)	A member of the Nomination Committee
(iii)	A member of the Audit and Remuneration Committees

Mike Bramley, Roger Carr and Drummond Hall were all re-appointed at the Annual General Meeting in 2005.

Senior Management Team
John Butterfield	Strategy Director
Bronagh Kennedy	Company Secretary, HR Director and General Counsel
Adam Martin	Marketing Director
Richard Pratt	Commercial Director
Alison Wheaton	Property and IT Director

Bill Scobie, Deputy Finance Director and member of the Senior Management Team, retired on December 31, 2004.

Directors

Mike Bramley, aged 53, Managing Director, Pubs & Bars

Mike Bramley is the Managing Director of the Pubs & Bars division. Having been a director of Six Continents Retail, he became a Director of the Company upon Separation. He has been Managing Director, Pubs & Bars since September 2002. In over 20 years with Bass/Six Continents, he worked in a variety of roles in the pubs and brewing businesses. In 1995, he became Commercial Director of Bass Taverns and in 1998 was appointed HR and Commercial Director of Bass Leisure Retail (later Six Continents Retail). He is a director of the British Beer & Pub Association.

Roger Carr, aged 58, Non-Executive Chairman

Roger Carr is the Chairman of the Company. He became Chairman at the time of the Separation, having been the senior independent non-executive director of Six Continents PLC. He is Chairman of Centrica plc and Deputy Chairman of Cadbury Schweppes plc. He is senior adviser to Kohlberg Kravis Roberts Co. Ltd.

Back to Contents

Tim Clarke, aged 47, Chief Executive

Tim Clarke is the Chief Executive. He has been the Chief Executive since the Separation, having previously held the same role in Six Continents PLC since October 2000. He chairs the Executive Committee. He joined Bass in 1990, initially responsible for planning in the retail division. He was subsequently Director of Strategy for Bass PLC and Managing Director of Bass’ European Hotels between 1992 and 1995. Between 1995 and 2000 he was Chief Executive of Bass Retail, which now constitutes the business of Mitchells & Butlers plc. He is a director of the British Beer & Pub Association, having been chairman in 2002 and is a non-executive director of Associated British Foods plc.

George Fairweather, aged 47, Non-Executive Director

George Fairweather is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, he chairs the Audit Committee. He is group finance director of Alliance UniChem Plc.

Drummond Hall, aged 55, Non-Executive Director

Drummond Hall is a Non-Executive Director of M and B having been appointed in July 2004. He is Chief Executive of Dairy Crest Group plc.

Tony Hughes, aged 56, Managing Director, Restaurants

Tony Hughes is the Managing Director of the Restaurants division. Having been a Director of Six Continents Retail, he became a Director of the Company on Separation in April 2003. He has been Managing Director, Restaurants since 2000. In 1995, he joined Bass following senior management roles at B&Q, Whitbread and J.A. Devenish. In 2002 he was voted Retailers’ Retailer Individual of the Year by the pub and restaurant industry and in 2001 he received the Hotel and Caterer ‘Catey’ for the Pub Industry Award.

Sir Tim Lankester, aged 62, Non-Executive Director

Sir Tim Lankester is a Non-Executive Director of M and B. Appointed a Non-Executive Director in May 2003, he is President of Corpus Christi College, Oxford. From 1973 to 1995 he was a member of the Civil Service rising to be Deputy Secretary of H.M. Treasury, Permanent Secretary, Overseas Development Administration, Foreign and Commonwealth Office and Permanent Secretary, Department for Education. He served as Private Secretary at 10 Downing Street and represented the United Kingdom on the Boards of the World Bank and the IMF. He is a member of the Board of ACTIS.

Karim Naffah, aged 41, Finance Director

Karim Naffah is the Finance Director. Having been Strategy Director of Six Continents PLC, he became Finance Director of the Company upon Separation. In 1991 he joined Bass, becoming its Director of Strategic Planning in 1992. In 2000, he became Strategy Director for that group and a member of the Strategic Business Committee and the executive committees of the Hotels and Retail divisions. He also held responsibility for the property development and IT functions.

Sara Weller, aged 43, Non-Executive Director

Sara Weller is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, she chairs the Remuneration Committee and is the Senior Independent Non-Executive Director. She is Managing Director of Argos.

Back to Contents

Senior Management, Members of the Executive Committee

The following senior management, together with the Executive Directors, are responsible for reviewing the Group’s strategy and policy and for monitoring their implementation:

John Butterfield, Strategy Director

John Butterfield, aged 40, is M and B’s Strategy Director. He joined Bass (later Six Continents) in February 1999 and transferred to the retail business in May 2000 to take up the position of Director of Strategic Planning. He was previously employed by Bain & Company (management consulting) and Standard Chartered/WestLB (investment banking).

Bronagh Kennedy, Company Secretary, HR Director and General Counsel

Bronagh Kennedy, aged 41, is M and B’s Company Secretary, Human Resources Director and General Counsel. She is a qualified solicitor and joined the Bass retail business in April 1995. She became the Director of Legal Affairs for the retail business in 2000 and in 2002, she was appointed Human Resources Director and General Counsel for the retail business. Previously, she was employed with Allen & Overy.

Adam Martin, Marketing Director

Adam Martin, aged 41, is M and B’s Marketing Director. He joined the Bass Group in 1996 and became Marketing Director of the retail business in 1999, with responsibility for all aspects of marketing and promotion. He was previously employed at Gemini Consulting and Cadbury Limited.

Richard Pratt, Commercial Director

Richard Pratt, aged 49, is M and B’s Commercial Director with responsibility for Supply Chain, Electronic Leisure and Pub Food Development. He joined the Bass retail business in 1994 in the position of Catering Retail Director, having previously worked for Diageo plc.

Alison Wheaton, Property and IT Director

Alison Wheaton, aged 41, is M and B’s Property and IT Director. She joined the Bass retail business in 1997 as Director of Strategic Planning, then became Operations Director for London and Venues, and was appointed to Six Continents’ retail business as Portfolio Director with responsibility for Estates, Acquisitions, Construction and Portfolio Planning in 2002. She was previously employed with Pepsi Cola, Lever Brothers and Morgan Stanley.

Back to Contents

COMPENSATION

In fiscal 2004, M and B paid aggregate compensation, including pension contributions, bonuses and awards under the long-term incentive plans, to the Directors of M and B and other members of the Senior Management Team of £6,295,000. The aggregate amount set aside or accrued by M and B Group in fiscal 2004 to provide pension retirement or similar benefits for those individuals was £679,000. An amount of £2,412,000 was charged in fiscal 2004 in respect of bonuses payable to them under performance related cash bonus schemes and long-term incentive plans.

As part of the terms of Separation, the Company agreed to provide share awards to Tim Clarke in December 2004 to meet the entitlements he had accrued under the Six Continents Special Deferred Incentive Plan for 2002/3 to date of Separation.

Directors’ Emoluments
	Basic salaries	Annual performance		Total emoluments (excluding pensions)
	and fees	bonus (i)	Benefits	2004	2003 (iii)

	(£000)
Executive Directors
Mike Bramley	334	201	17	552	245
Tim Clarke	509	383	24	916	371
Tony Hughes	334	251	23	608	241
Karim Naffah	359	270	15	644	257
Non-Executive Directors
Roger Carr	199	—	8	207	97
George Fairweather	49	—	—	49	23
Drummond Hall (ii)	7	—	—	7	—
Sir Tim Lankester	42	—	—	42	16
Sara Weller	49	—	—	49	23

Total 2004	1,882	1,105	87	3,074

Total 2003 (iii)	848	379	46		1,273

(i)	Annual performance bonuses as described above for 2004 and 2003 where wholly deferred into shares under the terms of the Short-Term Deferred Incentive Plan.
(ii)	Appointed July 30, 2004, his fees are paid to Dairy Crest Group plc, his employer.
(iii)
For 2003, the year of the Company’s demerger from Six Continents PLC, emoluments cover only the period from appointment to the Board of Mitchells & Butlers plc which was not a full year. Roger Carr and Tim Clarke, who were directors of Six Continents PLC for part of that year, received emoluments, not included above, of £56,000 and £363,000 respectively from that company.

The figures above represent emoluments earned during the periods shown. There were no payments for loss of office.

‘Benefits’ incorporate the value of any shares awarded under the Share Incentive Plan and all tax assessable benefits arising from employment with the Company which relate in the main to the provision of a company car and healthcare cover.

Total remuneration earned by those members of the Executive Committee who were not main Board directors is shown in the bands below:

No. of Executives (i)	£000

2	250 – 300
2	300 – 350
2	350 – 400

(i)	Bill Scobie, Deputy Finance Director and member of the Senior Management Team, retired after the end of the fiscal year. His total emoluments for fiscal 2004 are included in the above table.

Back to Contents

The following are details of the principal employee share schemes in which the Company’s Directors and members of the Executive Committee participated during fiscal 2004.

Executive Share Option Schemes (‘EXSOP’)

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

The grant of options is restricted so that in each year the aggregate of (i) 25% of the market value of the ordinary shares over which an option is granted under EXSOP and (ii) 33% of the market value of the ordinary shares over which an award is made under the Performance Restricted Share Plan, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. These limits may only be exceeded in special circumstances, which have not occurred to date.

A performance condition, set by the Remuneration Committee, has to be met before options can be exercised. For options granted in 2004, the performance measure is that the Company’s earnings per share growth (‘eps’) over the three-year period (as adjusted for the 2003 share consolidation) must increase by at least 6 percentage points per annum on average over the growth in the UK Retail Prices Index (‘RPI’) before options can be exercised in full and reduced exercises will be permitted for lower levels of eps growth, as follows:

If eps growth over the performance period exceeds the growth in RPI by 5 percentage points per annum on average over the performance period, two-thirds of the ordinary shares under option will become exercisable. One-third of the ordinary shares under option will become exercisable for eps growth exceeding the RPI by at least 4 percentage points per annum on average over the performance period.

If these performance targets are not met, the relevant option will lapse; otherwise the options will normally lapse ten years after the date of grant. Retesting is not permitted for options granted in 2004 onwards.

Executive share options are not pensionable.

Short Term Deferred Incentive Plan (‘STDIP’)

At the discretion of the Remuneration Committee, the Executive Directors may receive all or part of their annual performance bonus in the Company’s shares. A bonus award of shares earned in fiscal 2004 will be deferred for 12 months. If the Director is in the Company’s employment at the end of that period, matching shares may be awarded of up to 0.5 times the deferred shares. Bonus and matching shares are normally released in three equal tranches on the first, second and third anniversaries of the bonus award date, provided the Director remains in the Company’s employment. Following the approval by shareholders at the 2005 AGM, the STDIP has been altered to introduce a performance condition and three-year vesting for the matching shares. The ratio of matching shares has been increased from 0.5:1 to 1:1. The performance condition for awards in relation to fiscal 2005 is expected to be based on eps growth and will be aligned with the measure applied under the EXSOP. There will be no retesting of the performance measure.

STDIP benefits are not pensionable.

Performance Restricted Share Plan (‘PRSP’)

The PRSP allows Executive Directors and eligible senior employees to receive awards of shares or cash subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is measured over a three-year period. For the cycle to September 2004 the award was measured by reference to the Company’s Total Shareholder Return (‘TSR’) performance relative to that of a comparator group of 11 other companies over the same period. The Company finished in 11th position and no award was made.

For the 2002/05 and 2003/06 cycles, 50% of the award will be measured by reference to the TSR performance. For the 2002/05 cycle, if the Company finishes in first to sixth positions in the comparator group, an award will vest, graded between 100% of the TSR element of the award for first or second to 20% for sixth

Back to Contents

position. Below sixth position the award relating to TSR lapses. For the 2003/06 cycle, if the company finishes in first to fifth position in the comparator group, an award will vest, graded between 100% of the TSR element for first, to 20% for fifth position. Below fifth position, the award relating to TSR lapses.

The vesting of the other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (‘CROCE’) exceeds its weighted average cost of capital (‘WACC’) over the performance period. The award for this element of the performance measure will be graded so that if the amount by which the CROCE exceeds the WACC over the performance period is at least 4.5 percentage points, 100% of the CROCE element of the award will vest, whereas if the excess is 3 percentage points, 20% of the award will vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points there will be no award in respect of this element.

TSR was chosen as a measurement because the Company believes it aligns the interest of management with that of shareholders. The CROCE/WACC measure was chosen to motivate the Executive Directors to increase the cash returns generated by the business and to reduce the overall cost of funding the Company, thereby maximizing the spread between the two and increasing shareholder value.

Benefits under PRSP are not pensionable.

Rolled Over Options

On Separation, the Group’s executives, including the Executive Directors, with outstanding options under the Six Continents Executive Share Option Schemes were permitted to roll over those options into options of equivalent value over the Company’s shares. The performance conditions ceased to apply to these options on Separation.

Other Share Plans

Executive Directors may participate in the all-employee plans, the Sharesave Plan and the Share Incentive Plan. Performance targets do not apply to such plans.

Back to Contents

BOARD PRACTICES

General

The Board is committed to compliance with the principles of good corporate governance as set out in the Combined Code on Corporate Governance of the UK Listing Authority (‘the Combined Code’). It also monitors new developments in the United Kingdom, the rest of Europe and the United States in order to maintain continuing compliance with best practice international corporate governance standards. The Board is aware of the revisions to the Combined Code on Corporate Governance for companies with fiscal years beginning on or after November 1, 2003 (the ‘Revised Code’) and which technically do not impact the Company until its current fiscal year, which commenced on September 26, 2004. The Board has, however, already taken steps to meet the requirements of the Revised Code for the year under review and considers that as at September 25, 2004, it was fully compliant and remains so.

The Board has responsibility to the shareholders for the strategic direction, development and control of the Group and it meets regularly. All the Directors have access to the advice and services of the Company Secretary and are able to gain access to external independent advice should they wish to do so.

An appropriate balance of executive and non-executive members of the Board is maintained and the Board is supplied with regular and timely information concerning the activities of the Group in order to enable it to exercise its responsibilities and control functions in a proper and effective manner.

The Company maintains an active investor relations program.

Board Committees

M and B has four main formally constituted committees to carry out work on behalf of the Board: an Audit Committee and a Remuneration Committee, both of which comprise Non-Executive Directors only; a Nomination Committee which comprises Non-Executive Directors and an Executive Director; and an Executive Committee which comprises Executive Directors and senior management. The Committees each have written terms of reference approved by the Board which are on the Company’s website.

(i)	Audit Committee

The Audit Committee is chaired by George Fairweather and consists of George Fairweather, Drummond Hall, Sir Tim Lankester and Sara Weller. The Committee’s principal responsibilities are to:

•	review the Company’s public statements on internal control and corporate governance compliance prior to their consideration by the Board;

•	review the Company’s processes for detecting fraud, misconduct and control weaknesses and to consider the Company’s response to any such occurrence;

•	review management’s evaluation of any change in internal controls over financial reporting;

•	review with management and the external auditors any financial statements required under UK or US legislation before submission to the Board;

•	establish, review and maintain the role and effectiveness of the Group Assurance function;

•	assume direct responsibility for the appointment, compensation, resignation, dismissal and the overseeing of the external auditors, including review of the external audit, its cost and effectiveness;

•	pre-approve non-audit work to be carried out by the external auditors and the fees to be paid for that work along with the monitoring of the external auditors’ independence;

•
oversee the process for dealing with complaints received by the Group regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

Back to Contents

•
adopt and oversee a specific Code of Ethics for the Chief Executive, the Finance Director, the Deputy Finance Director and all other members of the Executive Committee which is consistent with the Company’s overall statement of business ethics.

The auditors attend its meetings, as do the Finance Director and the Director of Group Assurance, who has direct access to the Chairman of the Audit Committee. The Chairman of the Board attends at the invitation of the Committee’s Chairman.

The Audit Committee meets at least four times a year.

(ii)	Remuneration Committee

The Remuneration Committee consists of George Fairweather, Drummond Hall, Sir Tim Lankester and Sara Weller and is chaired by Sara Weller. The Remuneration Committee meets at least three times a year. The Chairman of the Board attends by invitation of the Remuneration Committee’s Chairman. The Chief Executive also attends by invitation, but not on matters related to his own remuneration. The Remuneration Committee advises the Board on overall remuneration policy as well as succession planning, management and development. The Remuneration Committee also determines, on behalf of the Board, and with the benefit of advice from external consultants and the HR Director and Head of Reward, the remuneration packages of the Executive Directors. The remuneration of the Non-Executive Directors is determined by the Board.

(iii)	Nomination Committee

The Nomination Committee is chaired by Roger Carr, the Chairman of the Board, and comprises Roger Carr, George Fairweather, Drummond Hall, Sir Tim Lankester, Sara Weller and Tim Clarke. This committee carries out the selection process for the appointment of Executive and Non-Executive Directors to the Board and proposes names for approval by the Board. It also considers succession planning.

(iv)	Executive Committee

The Executive Committee, chaired by the Chief Executive, Tim Clarke, consists of the Executive Directors (Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah), and senior management of the Company (John Butterfield, Bronagh Kennedy, Adam Martin, Richard Pratt and Alison Wheaton). It meets every four weeks and has everyday responsibility for the running of the Group’s business. It develops the Group’s strategy and revenue and capital budgets for Board approval. It reviews and recommends to the Board any significant investment proposals. It considers employment issues and ensures that the Group has an appropriate pool of talent and develops senior succession plans.

Service Agreements

It is the Company’s normal policy to provide Executive Directors with rolling 12-month contracts, which provide for 12 months notice from the Company and six months notice from the Director. Service contracts provide for summary termination in the event of gross misconduct. In other circumstances any severance payment would normally be based on a valuation of net pay and benefits for any unexpired notice period on the expectation that the Director had made reasonable attempts to mitigate his loss. Benefits normally include membership of a pension scheme and a healthcare scheme and use of a company car.

Back to Contents

EMPLOYEES

The Group employed an average of 37,207 people worldwide in fiscal 2004. Of these, approximately 43% were employed on a full-time basis (27% in Germany) and 57% were employed on a part-time basis (73% in Germany).

The table below analyzes the distribution of the average number of employees for the last three fiscal years by division and by geographic region.

	United Kingdom	Rest of Europe	Total

Average number of employees during fiscal 2004:
Retail	35,638	1,562	37,200
SCPD	7	—	7

Total	35,645	1,562	37,207

Average number of employees during fiscal 2003:
Retail	35,900	1,649	37,549
SCPD	7	—	7

Total	35,907	1,649	37,556

Average number of employees during fiscal 2002:
Retail	36,932	1,808	38,740
SCPD	7	—	7

Total	36,939	1,808	38,747

Less than 1% of the Group’s UK employees are covered by collective bargaining agreements with trade unions, under which wages are negotiated annually or through procedural agreements. The Group believes that it will be able to continue to conduct its relationships with trade unions and employees in a satisfactory manner.

The small decrease in the average number of employees in fiscal 2004, as compared with fiscal 2003, was primarily due to an increase in staff productivity enabling the reduction in staff.

Back to Contents

SHARE OWNERSHIP

The following table shows the Directors’ and senior managers’ holdings of 7 1/12p ordinary shares as at January 31, 2005.

M and B ordinary shares of 7 1/12p

Directors
Mike Bramley	47,054
Roger Carr	11,067
Tim Clarke	427,069
George Fairweather	—
Drummond Hall	2,500
Tony Hughes	61,921
Sir Tim Lankester	—
Karim Naffah	59,795
Sara Weller	2,200

Senior Management
John Butterfield	2,623
Bronagh Kennedy	14,634
Adam Martin	65,001
Richard Pratt	2,165
Alison Wheaton	2,256

The above shareholdings are all beneficial interests and include shares held on behalf of Executive Directors by the trustees of the Six Continents Profit Share Scheme and of the Mitchells & Butlers Share Incentive Plan. None of the Directors has a beneficial interest in the shares of any subsidiary.

As at January 31, 2005 the Executive Directors’ technical interest in unallocated Mitchells & Butlers ordinary shares held by the trustees of the Mitchells & Butlers Share Incentive Plan and the Mitchells & Butlers Employee Benefit Trust was 48,929 and 2,495,412 shares respectively.

Back to Contents

SHARE OPTIONS

The interests of the Company’s Directors and the members of the Executive Committee in options over M and B shares at January 31, 2005 were as follows:

Share Options (i) (ii)

Name	Date of grant	Exercise price (p)	No of shares	Expiry date

Mike Bramley	May 28, 2003	219.00	296,800	May 28, 2013
	May 24, 2004	252.50	265,346	May 24, 2014
	March 1, 2001	259.73	101,044	March 1, 2011
	May 28, 2002	266.74	131,942	May 28, 2012
	February 25, 1999	286.68	69,311	February 25, 2009
	September 4, 1996	291.71	37,300	September 4, 2006
	February 18, 1997	305.90	1,948	February 18, 2007
	March 2, 1998	364.46	4,732	March 2, 2008
	December 3, 2004	Nil	98,822	December, 2009
	December 5, 2003	Nil	134,298	December, 2008
	May 23, 2003	Nil	132,954	December, 2007

Tim Clarke	June 27, 2003	169.00	9,423	March 31, 2009
	May 28, 2003	219.00	456,620	May 28, 2013
	May 24, 2004	252.50	403,960	May 24, 2014
	March 1, 2001	259.73	377,177	March 1, 2011
	February 25, 1999	286.68	64,857	February 25, 2009
	September 4, 1996	291.71	181,212	September 4, 2006
	February 18, 1997	305.90	53,445	February 18, 2007
	March 2, 1998	364.46	50,383	March 2, 2008
	December 3, 2004	Nil	146,822	December, 2009
	December 5, 2003	Nil	204,454	December, 2008
	May 23, 2003	Nil	204,544	December, 2007

Tony Hughes	June 27, 2003	169.00	5,473	March 31, 2007
	May 28, 2003	219.00	296,800	May 28, 2013
	May 24, 2004	252.50	265,346	May 24, 2014
	March 1, 2001	259.73	120,251	March 1, 2011
	May 28, 2002	266.74	154,489	May 28, 2012
	February 22, 1996	268.00	21,931	February 22, 2006
	February 25, 1999	286.68	34,516	February 25, 2009
	February 18, 1997	305.90	34,795	February 18, 2007
	March 2, 1998	364.46	43,145	March 2, 2008
	December 3, 2004	Nil	98,822	December, 2009
	December 5, 2003	Nil	134,298	December, 2008
	May 23, 2003	Nil	132,954	December, 2007

Karim Naffah	March 1, 1995	181.42	2,783	March 1, 2005
	May 28, 2002	189.50	321,784	May 28, 2012
	June 28, 2004	209.00	4,509	March 31, 2008
	February 10, 2000	214.47	112,735	February 10, 2010
	May 28, 2003	219.00	319,630	May 28, 2013
	May 24, 2004	252.50	285,148	May 24, 2014
	March 1, 2001	259.73	158,665	March 1, 2011
	February 25, 1999	286.68	23,382	February 25, 2009
	September 4, 1996	291.71	7,237	September 4, 2006
	February 18, 1997	305.90	83,508	February 18, 2007
	March 2, 1998	364.46	9,185	March 2, 2008
	December 3, 2004	Nil	104,470	December, 2009
	December 5, 2003	Nil	144,320	December, 2008
	May 23, 2003	Nil	143,180	December, 2007

Roger Carr		—	—

George Fairweather		—	—

Footnotes on page 61.

Back to Contents

Name	Date of grant	Exercise price (p)	No of shares	Expiry date

Drummond Hall		—	—

Sir Tim Lankester		—	—

Sara Weller		—	—

John Butterfield	February 10, 2000	214.47	67,363	February 10, 2010
	May 28, 2003	219.00	94,170	May 28, 2013
	May 24, 2004	252.50	92,574	May 24, 2014
	March 1, 2001	259.73	42,310	March 1, 2011
	May 28, 2002	266.74	54,836	May 28, 2012
	February 25, 1999	286.68	25,886	February 25, 2009
	December 3, 2004	Nil	49,410	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	May 23, 2003	Nil	61,362	December, 2007

Bronagh Kennedy	June 28, 2004	209.00	2,254	March 31, 2008
	May 28, 2003	219.00	131,840	May 28, 2013
	May 24, 2004	252.50	114,356	May 24, 2014
	March 1, 2001	259.73	67,363	March 1, 2011
	May 28, 2002	266.74	79,889	May 28, 2012
	February 25, 1999	286.68	10,856	February 25, 2009
	September 4, 1996	291.71	14,752	September 4, 2006
	February 18, 1997	305.90	15,866	February 18, 2007
	March 2, 1998	364.46	19,485	March 2, 2008
	December 3, 2004	Nil	60,988	December, 2009
	December 5, 2003	Nil	84,186	December, 2008
	May 23, 2003	Nil	85,908	December, 2007

Adam Martin	June 27, 2003	169.00	5,473	March 31, 2007
	May 28, 2003	219.00	114,260	May 28, 2013
	May 24, 2004	252.50	108,910	May 24, 2014
	March 1, 2001	259.73	69,590	March 1, 2011
	May 28, 2002	266.74	87,405	May 28, 2012
	February 25, 1999	286.68	4,453	February 25, 2009
	September 4, 1996	291.71	21,154	September 4, 2006
	February 18, 1997	305.90	21,155	February 18, 2007
	March 2, 1998	364.46	21,433	March 2, 2008
	December 3, 2004	Nil	58,164	December, 2009
	December 5, 2003	Nil	76,168	December, 2008
	May 23, 2003	Nil	74,454	December, 2007

Richard Pratt	June 27, 2003	169.00	9,423	March 31, 2009
	May 28, 2003	219.00	106,730	May 28, 2013
	May 24, 2004	252.50	92,574	May 24, 2014
	March 1, 2001	259.73	47,877	March 1, 2011
	May 28, 2002	266.74	62,074	May 28, 2012
	February 25, 1999	286.68	29,784	February 25, 2009
	February 18, 1997	305.90	15,865	February 18, 2007
	March 2, 1998	364.46	17,536	March 2, 2008
	December 3, 2004	Nil	49,410	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	May 23, 2003	Nil	69,544	December, 2007

Alison Wheaton	May 27, 2003	169.00	5,473	March 31, 2007
	February 10, 2000	214.47	53,549	February 10, 2010
	May 28, 2003	219.00	106,730	May 28, 2013
	May 24, 2004	252.50	100,742	May 24, 2014
	March 1, 2001	259.73	49,826	March 1, 2011
	May 28, 2002	266.74	64,579	May 28, 2012
	February 25, 1999	286.68	25,330	February 25, 2009
	March 2, 1998	364.46	16,701	March 2, 2008
	December 3, 2004	Nil	53,646	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	May 23, 2003	Nil	69,544	December, 2007

Footnotes on page 61.

Back to Contents

(i)
Share options are granted under the Company’s Executive Share Option Plan and the Sharesave Plan. In addition, participation in the PRSP is by means of an option, which is exercisable for nominal consideration of £1 per award, once the performance conditions have been satisfied.

(ii)	No changes were made to the shares under option in any of the Group’s option plans as a result of the consolidation of the Company’s share capital on December 2, 2003.

Back to Contents

EMPLOYEE SHARE PLANS

M and B Group’s remuneration policy is designed to attract the best employees; provide appropriate executive retention strength against competitive attempts to recruit its executives; require Directors to build and maintain a significant level of M and B share ownership to further align their interests with those of shareholders; and recognize that M and B is a UK listed company owned predominantly by UK-based investors. As a result, management believes that incentive arrangements comply, as far as is practicable, with the basic tenet of UK investor guidelines that share incentives should be linked to performance criteria.

A minimum level of M and B share ownership has been set for the Executive Directors. The Chief Executive should own shares valued at three times his salary and other Executive Directors at two times their salary. It is expected that the Directors will satisfy this requirement within five years from April 2003, the date of admission of M and B shares to the London Stock Exchange, although this timeframe may be reviewed. Until the minimum level of M and B share ownership is satisfied, the Directors may not sell any M and B shares including any M and B shares acquired via any employee share plans (other than to finance the cost of exercising options and any tax and social security liabilities arising from the employee share plans or in exceptional circumstances, for example financial hardship). M and B shares acquired through certain awards programs will count towards the minimum level once the awards vest or are made, depending on the program.

The Company has established the following employee share plans (together the ‘Employee Share Plans’):

The M and B Sharesave Plan (‘Sharesave’);

The M and B Share Incentive Plan (‘SIP’);

The M and B Executive Share Option Schemes (‘EXSOP’);

The M and B Performance Restricted Share Plan (‘PRSP’);

The M and B Short Term Deferred Incentive Plan (‘STDIP’); and

The M and B Employee Benefit Trust.

In addition to the executive share plans described above in ‘Item 6. Directors, Senior Management and Employees – Compensation’, the principal terms of the Employee Share Plans are set out below. M and B shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1995.

Key decisions regarding the EXSOP, the PRSP and the STDIP and all decisions relating to Executive Directors are made by the Company’s Remuneration Committee.

The M and B Sharesave Plan

Sharesave is available to all eligible employees and provides for the grant of options to subscribe for M and B shares at the higher of the nominal value and not less than 80% of the market value of the shares (determined over the three days prior to the invitation date). Options normally become exercisable for six months from the end of the savings contract, which may be of three or five years’ duration. In May 2004, options were granted to 1,398 employees over 1,569,048 shares at 209p per share.

The M and B Share Incentive Plan

The SIP allows eligible employees to participate in awards of M and B shares under a UK Inland Revenue approved share incentive plan. Awards of M and B shares under the SIP are not pensionable. All employees and Executive Directors of the Company and any participating subsidiaries may participate in the SIP. When the SIP is operated, all eligible employees must be invited to participate. In 2004, 378,535 shares were allocated by the SIP trustee as free shares to 8,098 employees.

M and B Employee Benefit Trust

The M and B Employee Benefit Trust may acquire M and B shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The Trust may be used to provide M and B shares to employees under some or all of the Employee Share Plans.

During the year, the Employee Benefit Trust acquired 4.3 million shares and allocated 509,388 shares to employees under the terms of the employee share plans.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, M and B is not directly or indirectly owned or controlled by another corporation or by any government. Based on the current notification to M and B under the provisions of Section 198 of the Companies Act, M and B has been advised of the following substantial interests (3% or more) in its shares as at January 31, 2005:

	January 16, 2004				January 31, 2005
Shareholder	Shares		%		Shares		%

AXA S.A.	21,655,006		4.2		—	*	—	*
Capital Group Companies Inc.	36,733,413		7.1		—	*	—	*
Aviva plc	—	*	—	*	16,697,560		3.2
Standard Life	—	*	—	*	15,771,452		3.0
Legal & General	25,602,956		3.5		25,602,956		3.5

*	These Shareholders may have had a non disclosable interest (less than 3% of the issued share capital) on the above dates.

M and B does not know of any arrangements the operation of which may result in a change in its control.

No shareholder has voting rights different to those of any other shareholder.

As of January 31, 2005, there was a total of 85,311 recorded holders of ordinary shares of whom 215 had registered addresses in the United States and held a total of 115,882 ordinary shares (0.02% of the total shares issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

RELATED PARTY TRANSACTIONS

Other than as herein described, the Group has entered into no related party transactions or loans.

During part of fiscal 2003, the Group was within the Six Continents Group, and as a result the agreements entered into in connection with the Separation were with a related party at that time.

Summary of Main Agreements Relating to the Separation

Share Purchase Agreement to effect the M and B Group Transfer (the ‘M and B Group Transfer SPA’)

Under the M and B Group Transfer SPA, which was entered into between the Group and the Six Continents Group after M and B became the holding company of the Six Continents Group, Six Continents PLC transferred at book value the whole of the issued share capital of various retail companies, namely Six Continents Retail Limited and Six Continents Retail Germany GmbH, and their respective subsidiaries and subsidiary undertakings, and SCPD to the Group (the ‘M and B Group Transfer’).

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

The M and B Group Transfer SPA also contained provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of M and B Group and the InterContinental Group relating to periods beginning before the separation was effected.

Back to Contents

Separation Agreement

Following the M and B Group Transfer, an agreement was entered into between InterContinental Group and the M and B Group under which M and B Group agreed to transfer on the Separation date the whole of the issued share capital of the Six Continents Group (which at that point only owned the hotels business and soft drinks business) to InterContinental Group in consideration for which InterContinental Group allotted and issued InterContinental Group shares to the holders of M and B shares (the ‘Separation Agreement’). Each shareholder, on the register of members of M and B, immediately before the transfer of the Six Continents PLC shares, received one InterContinental Hotels Group PLC share for every M and B share they held at that time. The holders of M and B ADRs on the ADR register maintained by the Depositary received one InterContinental Group ADS for every M and B ADS. A shareholder or ADR holder of M and B was not required to make any payment for the InterContinental Group shares or ADSs. The Separation did not affect the number of issued M and B shares or M and B ADSs.

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

Franchise Agreement for Express by Holiday Inn

Prior to Separation, a franchise agreement on arm’s length terms was entered into between an InterContinental Group company (the ‘Licensor’) and a Group company (the ‘Licensee’), pursuant to which the Licensor granted the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This license includes the rights to use the reservations and other systems of the Licensor, the trademarks and service marks and such other elements as designated from time to time by the Licensor, designed to identify ‘Express by Holiday Inn’ hotels. In return, the Licensee pays a royalty to the Licensor, which is a pre-determined percentage of room revenues together with certain other fees as specified in the agreement. Each hotel has its own license agreement, which is typically for a ten-year period from the date of opening. The earliest license will expire in July 2006.

Britvic Supply Agreement

On February 7, 2003, the Group and Britvic extended the terms of an existing Britvic supply agreement for five years from that date. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks across its estate which is well within the Group’s actual usage levels.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

For details of the Group’s audited financial statements, and the related report of the independent registered public accounting firm filed as part of this annual report, which commence on page F-1, see ‘Item 18. Financial Statements’.

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

Dividends

See ‘Item 3. Key Information – Selected Consolidated Financial Information – Dividends’.

SIGNIFICANT CHANGES

No significant change has occurred to the Company’s financial position since September 25, 2004, the date of the most recent financial statements included in this annual report.

Back to Contents

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

The following table shows, for the fiscal periods indicated, the reported high and low middle market quotations (which represent an average of closing bid and ask prices) for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	£ per ordinary share		$ per ADS
	High	Low	High	Low

Fiscal 2003
Annual high and low (i)	2.57	2.08	4.25	3.00
Third quarter (i)	2.38	2.08	4.14	3.00
Fourth quarter	2.57	2.20	4.25	3.45

Fiscal 2004
Annual high and low	2.84	2.22	5.48	3.70
First quarter	2.40	2.22	4.35	3.70
Second quarter	2.63	2.25	4.97	4.05
Third quarter	2.80	2.44	5.19	4.35
Fourth quarter	2.84	2.47	5.48	4.50

Month ended
August 2004	2.70	2.50	5.13	4.55
September 2004	2.72	2.47	5.14	4.50
October 2004	2.85	2.71	5.35	4.93
November 2004	3.03	2.83	5.90	5.25
December 2004	3.40	3.09	6.61	5.95
January 2005	3.43	3.21	6.50	5.95
February 2005 (through February 17, 2005)	3.44	3.27	6.67	6.10

(i) from April 15, 2003, the first day of listing.

Fluctuations in the exchange rate between pounds sterling and the US dollar will affect the dollar equivalent of the pounds sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs, which are represented by ADRs in the United States.

As of January 31, 2005, 8,700,531 ADSs, equivalent to 8,700,531 ordinary shares, or approximately 1.68% of the total ordinary shares in issue, were outstanding and were held by 1,458 registered holders.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The principal market for trading in the ordinary shares is the London Stock Exchange. The principal market for trading in the ADSs is the New York Stock Exchange. Trading on the London Stock Exchange and the New York Stock Exchange commenced for regular trading on April 15, 2003 under the symbol MAB on the London Stock Exchange and MLB on the New York Stock Exchange.

Back to Contents

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

A description of the Company’s Memorandum and Articles of Association are incorporated herein by reference to Item 10 of the Company’s registration statement on Form 20-F filed March 23, 2003 (file no. 001-31653).

MATERIAL CONTRACTS

The Separation agreements summarized in ‘Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Summary of Main Agreements Relating to the Separation’ are material contracts of the Group. In addition, the following contracts have been entered into otherwise than in the course of ordinary business by members of the Group either (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material or (ii) which contain provisions under which any Group member has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

Securitization Issuer/Borrower Facility Agreement

On November 13, 2003, the Group refinanced its debt by raising £1,900 million through a securitization of the majority of its UK pubs and restaurants business.

As part of the transaction, Mitchells & Butlers Finance plc (‘M and B Finance’), a wholly-owned subsidiary, issued the following six tranches or classes of secured loan notes to third-party investors (the ‘Notes’):

Class A1 for £200,000,000 secured floating rate notes due 2030;

Class A2 for £550,000,000 secured 5.574% notes due 2030;

Class A3 for $418,750,000 secured floating rate notes due 2030;

Class B1 for £350,000,000 secured 5.965% notes due 2025;

Class B2 for £350,000,000 secured 6.013% notes due 2030;

Class C for £200,000,000 secured 6.469% notes due 2032.

Under a secured facility agreement dated November 13, 2003 (the ‘Secured Facility Agreement’), the Group’s principal operating subsidiary, Mitchells & Butlers Retail Limited (‘M and B Retail’), and other subsidiaries borrowed from M and B Finance the proceeds of the sale of the Notes. The amounts and terms of the Notes are linked to the term facilities covered by the Secured Facility Agreement. These borrowings are effectively secured by the majority of the UK pub and restaurant assets and mirror the six classes of the Notes.

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

Back to Contents

provisions for the prepayment, in whole or in part, of the borrowings, subject to the observance of certain conditions. There is a deemed prepayment of such amount of the borrowings as is represented by any market purchases of Notes that M and B Retail makes.

The Secured Facility Agreement also includes customary covenants, warranties and events of default. The Secured Facility Agreement sets a minimum free cash flow to debt service coverage ratio of no less than 1.10:1 as measured on any financial quarter date, in respect of the most recent relevant period or the most recent relevant year. M and B Retail and other wholly-owned subsidiaries that borrow under the Facility (the ‘Borrowers’) must also maintain an aggregate consolidated net worth of at least £300,000,000 at the end of each fiscal year. The Borrower is restricted in its ability to: (a) make any payments or other disposal of cash or other funds to an excluded Group entity (including payment of dividends, payment of interest, distributions, repayment of loans, capital contributions, etc.), except for any payment specifically permitted (such as payment to the intra group services companies) unless (i) all payments due and payable under the Working Capital Facility (as described below) have been made, (ii) no event of default has occurred and is continuing or would occur as a result of the making of such payment, and (iii) certain minimum free cash flow to debt service ratios (at least 1.3:1) and EBITDA to debt service payments ratios (at least 1.7:1) are met; (b) sell, lease, transfer or dispose of any secured properties under the Secured Facility Agreement without the consent of the security trustee, and proceeds from these permitted disposals shall be deposited into a secured account with restrictions on the use of such funds (disposal of assets other than secured properties are also subject to certain conditions); (c) acquire or substitute any business over which security is granted, or would be granted; (d) incur or reserve for each fiscal year a required maintenance amount equal to 6.4% of the actual aggregate turnover in respect of the preceding fiscal year of the secured properties; or (e) incur more than £7,500,000 in permitted encumbrances or more than £7,500,000 in permitted indebtedness.

Under the terms of the Secured Facility Agreement, the termination in whole or in part of an intra group supply agreement and/or a management services agreement (both put in place pursuant to the Securitization) between the securitized group and the Group companies outside the securitized group will be events of default if such termination would be reasonably expected to have a material adverse effect on the securitized group. The occurrence of any of the events of default will cause the outstanding borrowings to become immediately due and payable.

As part of the Securitization, under a Guarantee and Reimbursement Agreement, Ambac Assurance UK Limited, a financial guarantee insurance company (‘Ambac’), agreed to act as guarantor of M and B Retail’s financial obligations to M and B Finance under the Secured Facility Agreement. Ambac’s guarantee of M and B Finance’s obligations to repay interest and principal on the Notes in the event that M and B Finance is unable to pay such amounts is limited to the Class A noteholders only. In the event that Ambac has to make such a payment in respect of the guaranteed amounts, Ambac automatically becomes subrogated to the rights of the Class A noteholders.

Working Capital Facility Agreement

Certain subsidiaries, including M and B Retail, entered into a £60 million revolving credit facility (the ‘Working Capital Facility’), for a term of five years. The Borrower will be entitled to use the Working Capital Facility for working capital purposes, ongoing operational expenses and other general corporate purposes not otherwise met out of available cashflows from time to time. The Working Capital Facility must be fully repaid for at least two days in each fiscal year. The covenants, warranties and events of default contained within this facility effectively mirror those which govern the Issuer/Borrower Facility Agreement.

EXCHANGE CONTROLS

There are no restrictions on dividend payments to US citizens and there are no UK restrictions on the import or export of capital which may affect the availability of cash and cash equivalents for use by the Group.

Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to

Back to Contents

persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a ‘Prohibited Person’).

There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares or ADSs may not be owned by a Prohibited Person.

TAXATION

Taxation of US Holders

This section provides a summary of the material US federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds shares or ADSs as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to an investment decision regarding the shares or ADSs. In particular, this section does not discuss the tax consequences of members of special classes of holders subject to special rules including, without limitation, the following: (a) certain financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that hold shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US federal income tax purposes; (f) persons that have a functional currency other than the US dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of the Company’s share capital; (h) regulated investment companies; (i) real estate and investment trusts; and (j) S corporations. This section does not generally deal with the position of a US holder who is resident or ordinarily resident in the United Kingdom for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom. If a partnership holds shares or ADSs, the consequences to a partner will generally depend upon the status of that partner and the activities of the partnership. A partner of a partnership holding shares or ADSs should consult its own tax advisor.

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and published practice of the UK Inland Revenue, all as currently in effect, and on the Double Taxation Convention between the US and the United Kingdom as entered into force in 1980 (the ‘Old Treaty’) and the Double Taxation Convention between the US and the United Kingdom that was ratified in March 2003 (the ‘New Treaty’). These laws are subject to change, possibly on a retroactive basis.

Generally, the New Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New Treaty, however, took effect for UK tax purposes in respect of income tax and capital gains tax on April 6, 2003 and in respect of corporation tax on April 1, 2003. The provisions of the New Treaty took effect for US federal income tax purposes, on January 1, 2004. The rules of the Old Treaty remain applicable until these effective dates. A taxpayer may in any case elect to have the Old Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New Treaty.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Generally, exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax.

Investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Old Treaty and/or the New Treaty (and the advisability of making any election in relation to the application of the Old Treaty).

Back to Contents

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

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue in the manner described above, and dividends received by the US holder from the Company will not, under current UK tax law, be subject to withholding tax by the United Kingdom.

US Federal Income Taxation

Subject to the passive foreign investment company, or PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, a US holder should expect that a distribution will generally be treated as a dividend for US federal income tax purposes. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will be qualified dividend income.

A US holder that is eligible for the benefits of the Old Treaty may include in the gross amount of the dividend the UK tax deemed withheld from the dividend payment pursuant to the Old Treaty, as described above. Subject to certain limitations, the UK tax deemed withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US federal income tax liability, provided the US holder has properly filed US Internal Revenue Service Form 8833. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

A US holder that is eligible for the benefits of the New Treaty and, where applicable, does not elect the benefits of the Old Treaty, will not be entitled to a UK tax credit, but will also not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US for the purposes of calculating a holder’s foreign tax credit limitations. The rules relating to foreign tax credits and the timing thereof are complex. US holders should consult their own tax advisors regarding the application of the foreign tax credit limitation to their particular circumstances.

The amount of the dividend distribution will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US.

Back to Contents

Taxation of Capital Gains

A US holder who is not resident or ordinarily resident for United Kingdom tax purposes in the United Kingdom will not be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs or shares are or have been used, held or acquired for the purposes of such trade, profession or vocation, or such branch, agency or permanent establishment.

A US holder of ADSs or ordinary shares who is an individual and who, broadly, has, on or after March 17, 1998, temporarily ceased to be resident or ordinarily resident in the United Kingdom for UK tax purposes, but prior to such departure was resident or ordinarily resident in any part of four or more of the seven years of assessment immediately preceding the year of assessment in which the individual left the United Kingdom, will be subject to tax on gains from disposals made in the year of departure.

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognized before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

A US holder that receives foreign currency on the sale or other disposition of the shares or ADSs will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of a cash basis and electing accrual basis taxpayer, the US dollar value of the foreign currency on the settlement date). If a US holder receives foreign currency on the sale or other disposition of shares or ADSs, the gain or loss, if any, recognized on a subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss and will generally be income or loss from sources within the US for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US holder, a cash basis and electing accrual basis US holder should not recognize any gain or loss on such conversion.

PFIC Rules

The Company believes that it is not, and it does not expect to become, a PFIC, for US federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that the Company will not be considered a PFIC for any future taxable year. If the Company were a PFIC in any year, special, possibly materially adverse, consequences would result for US holders.

A corporation organized outside the US generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is ‘passive income’, or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce ‘passive income’ or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If the Company is regarded as a PFIC in any year during which a US holder owns shares or ADSs, the US holder will be subject to additional taxes on any excess distributions received from the Company and any gain realized from the sale or other disposition of shares or ADSs (whether or not the Company continues to be a PFIC). A US holder has an excess distribution to the extent that distributions on the shares or ADSs, as the case may be, during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US holder’s holding period). To compute the tax on the excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over the US holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary

Back to Contents

income in the current year, and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US holder makes a valid ‘mark-to-market’ election (in which case, subject to certain limitations, the US holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares or ADSs, as applicable, at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of shares or ADSs, as the case may be, will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any ‘mark-to-market’ gains for prior years. A ‘mark-to-market’ election is only available to US holders in any tax year that the PFIC stock is considered ‘regularly traded’ on a ‘qualified exchange’ within the meaning of applicable US Treasury regulations. US holders should consult their own tax advisors as to whether the shares or ADSs would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the US Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a US holder is eligible for and timely makes a valid ‘QEF election’ (in which case the US holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, the Company would be required to provide a US holder with certain information. The Company does not at present intend to provide the required information.

If the Company is regarded as a PFIC, each US holder of shares or ADSs must make an annual return on US Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income, as discussed above under ‘Taxation of Dividends’, is not applicable to dividends paid by a PFIC.

US holders are urged to consult their own tax advisors regarding whether an investment in the shares or ADSs will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to US holders of dividends on shares or ADSs and to the proceeds of a sale or other disposition of shares or ADSs. The Company, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) or such payment if the US holder fails (a) to furnish its taxpayer identification number, (b) to certify that such US holder is not subject to backup withholding, or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders (including, among others, corporations) are not subject to backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder generally may be claimed as a credit against such US holder’s US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service.

Additional Tax Considerations

United Kingdom Inheritance Tax

An individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax in respect of ADSs on the individual’s death or on a transfer of the ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and not a UK national. Where ADSs are subject to both UK

Back to Contents

inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (‘SDRT’)

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

SUBSIDIARY INFORMATION

Not applicable.

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in ‘Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources’.

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

Interest Rate Sensitivity

At September 25, 2004 the Group had the following outstanding derivative or financial instruments that are sensitive to changes in interest rates.

The Group entered into hedging transactions in connection with the Securitization transaction completed on November 13, 2003, which comprised the following tranches of Notes:

Tranche	Amount of Issue	Amount Outstanding at September 25, 2004	Amount of Rate		Expected Future Weighted Average Life

A1	£200m	£200m	£	LIBOR + 0.45%	6 years
A2	£550m	£530.7m		5.574%	12 years
A3	$418.75m	$418.75m	$	LIBOR + 0.45%	6 years
B1	£350m	£341.2m		5.965%	10 years
B2	£350m	£350m		6.013%	20 years
C	£200m	£200m		6.469%	25 years

All note tranches, other than A1 and A3, were issued at fixed rates, and the expected future weighted average lives are based on the amortization profiles of the individual note tranches and assumed refinancing of the A1 and A3 notes on the margin step-up date seven years after issuance, at which time the floating rate margins of 0.45% increase to 0.90%. For further details see ‘Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement.’

The Fair values of each note tranche as at February 11, 2005 are noted below. The mid-price in the market for each tranche is used for the calculation and the figure effectively represents the net present value of the expected cash flows discounted at current market rates of interest.

Tranche	Amount	Fair Value

A1	£200m	£200m
A2	£524.8m	£553.8m
A3	$418.75m	$418.75m
B1	£338.5m	£360.0m
B2	£350m	£389.5m
C	£200m	£230.3m

Back to Contents

The floating rate notes (tranches A1 and A3) are fully hedged using interest rate swaps and currency swaps, whereby all principal and interest liabilities are swapped into sterling, providing an initial sterling equivalent of £250 million in respect of the A3 notes and fixed interest payable. Further details are provided below.

Interest Rate Swaps

a) In respect of A1 notes:

Notional Amount	£200m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£10.0m	)

b) In respect of A3 notes:

Notional Amount	£250m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£12.6m	)

Currency Swap (in respect of A3 notes)

a) Initial and Final Principal Exchange:

US Dollar Amount	$418.75m
Exchange Rate	1.6750
Sterling Amount	£250m

b) Interest Flows:

Floating Rate Receivable	$ LIBOR + 0.45%
Floating Rate Payable	£ LIBOR + 0.499%

c) Fair Value	(£30.7m	)

The Fair values in respect of the above swap arrangements represent the net present value of the expected cash flows discounted at current market rates of interest and utilize a US dollar/sterling exchange rate of 1.8660 as at February 11, 2005.

No impact will arise from movements in interest rates as all flows have been swapped into a fixed rate sterling basis, utilizing the transactions described above.

The overall cash interest payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of the financial guarantee by Ambac as summarised in ‘Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement’.

Exchange Rate Sensitivity

Although the Group has limited operations in Germany, virtually all of the Group’s turnover, costs, assets and liabilities are sterling based. Consequently, no foreign exchange hedging transactions have been entered into, other than the currency swaps as part of the Securitization.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 2, 2003, there was a consolidation of the Company’s share capital, whereby shareholders received 12 new ordinary shares of 7 1/12p for every existing 17 ordinary shares of 5p held on December 1, 2003.

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

ITEM 16B. CODE OF ETHICS

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Code of Ethics for Senior Executives and Financial Officers (‘Ethics Code’) and Business Conduct guidelines describing the standards of behavior expected from all company employees, including directors and senior management.

The Company has published its Ethics Code and its Business Conduct guidelines within the investor section of its website. The Senior Executive and Financial Officers covered by the Ethics Code are the Chief Executive, Finance Director, Deputy Finance Director and all other members of the Company’s Executive Committee (or any persons performing similar roles).

Back to Contents

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the Annual General Meeting held on January 26, 2005, the shareholders reappointed Ernst & Young LLP as auditors of the Company. The following fees were billed to the Group by Ernst & Young LLP for professional services in each of the last two fiscal years:

	Fiscal year
	2004		2003
	(£ million)
Audit fees		0.4		0.4
Audit-related fees
Securitization	0.2		0.1
Separation & bid defence	—		3.4

Total Audit-Related		0.2		3.5
Tax Fees		—		0.1

Total Fees		0.6		4.0

Audit fees consists of fees billed for professional services rendered by Ernst & Young LLP for the audit of the Group’s consolidated financial statements and the review of the Group’s interim consolidated financial statements.

Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements and are not reported under Audit fees. In fiscal 2004 these services arose from accounting reviews in connection with the Group’s Securitization on November 13, 2003. In fiscal 2003 these services arose from accounting reviews and assurance opinions required as part of the Group’s Separation from Six Continents PLC, bid defence activities arising during the Separation process and preparation for the Group’s Securitization.

Tax fees consists of fees billed for professional services in respect of tax compliance for the Group’s German operations.

Audit Committee’s Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor

The Audit Committee has adopted policies to ensure that the independence of the External Auditor is not impaired. The Audit Committee is directly responsible for the appointment, compensation, resignation, dismissal and the overseeing of the External Auditor and approves the scope of the external audit. The Audit Committee’s policy on the use of the External Auditor for non-audit services is as follows:-

The External Auditor may only provide services to the Group where the Auditor:

•	does not function in the role of management;

•	does not audit his or her own work; and

•	does not serve in an advocacy role for the Group.

Non-audit services may be provided by the External Auditor, pre-approved by the Audit Committee, subject to the following conditions:

•
the service must be included on a list of services pre-considered by the Audit Committee in light of applicable laws and UK best practice and including certain Audit Related Services, Tax Services and Other Services;

•	the total fee for each individual non-audit service shall not exceed £150,000;

•	the aggregate fees paid in a fiscal year for pre-approved non-audit services shall not exceed the audit fee; and

Back to Contents

•	any proposed work must be checked against this policy and a report of all non-audit services carried out under the pre-approval procedures shall be submitted to each scheduled Audit Committee meeting.

Any other non-audit services may only be carried out by the External Auditor if permitted by UK and US law and if specifically approved by either the Audit Committee or the Chairman of the Audit Committee.

No portion of the services described above were approved by the Audit Committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

See ‘Item 18. Financial Statements’.

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements and related schedules, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page

Report and Consent of Independent Registered Public Accounting Firm	F-1
Financial Statements
Consolidated Profit and Loss Account for fiscal years 2004, 2003 and 2002	F-2
Consolidated Balance Sheet at fiscal year ends 2004 and 2003	F-4
Consolidated Statement of Changes in Shareholders’ Funds/Invested Capital for the fiscal years 2004, 2003 and 2002	F-5
Consolidated Statement of Cash Flows for the fiscal years 2004, 2003 and 2002	F-7
Notes to the Financial Statements	F-8
Schedules
Schedule I – Condensed Financial information of Registrant at fiscal year ends 2004 and 2003 and for fiscal years 2004 and 2003	SH1-1
Schedule II – Valuation and Qualifying Accounts for the fiscal years 2004, 2003 and 2002	SH2-1

Back to Contents

ITEM 19. EXHIBITS

The following exhibits are to be filed as part of this annual report:

Exhibit 1	Memorandum and Articles of Association of Mitchells & Butlers plc

Exhibit 2(b)(i)	Secured Facility Agreement, dated November 13, 2003, between Mitchells & Butlers Finance plc and subsidiaries of Mitchell & Butlers plc (the ‘Secured Facility Agreement’) (incorporated by reference to exhibit 2(b)(i) of Mitchells & Butlers plc’s Annual Report on Form 20-F (file no. 001-31653) dated as of March 16, 2004)
Exhibit 4(a)(i)	Separation Agreement, dated April 15, 2003, between InterContinental Hotels Group PLC and the Six Continents Group (the ‘Separation Agreement’) (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(a)(ii)	M and B Group Transfer Share Purchase Agreement, dated April 15, 2003, between Mitchells & Butlers plc and Six Continents PLC (incorporated by reference to Exhibit 4(a)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003) (the ‘M and B Group Transfer SPA’)
Exhibit 4(a)(iii)	Working Capital Facility, dated November 13, 2003, between Mitchells & Butlers Retail Limited, the Royal Bank of Scotland plc and HSBC Trustee (C.I.) Limited (the ‘Working Capital Facility’) (incorporated by reference to exhibit 4(a)(iii) of Mitchells & Butlers plc’s Annual Report on Form 20-F (file no. 001-31653) dated as of March 16, 2004)
Exhibit 4(a)(iv)	Bede Acquisition Agreement: Sale and Purchase Agreement in respect of Bede Leisure Retail Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, dated February 14, 2001, among Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited (incorporated by reference to Exhibit 4(a)(v) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(a)(v)	Securitization Issuer/Borrower Agreement dated November 13, 2003 between Mitchells & Butlers Retail Ltd and other subsidiaries and Mitchells & Butlers Finance plc
Exhibit 4(c)(i)	Tim Clarke’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(c)(ii)	Karim Naffah’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(c)(iii)	Mike Bramley’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(c)(iv)	Tony Hughes’ service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 8	Subsidiaries
Exhibit 12.1	Certification of Tim Clarke filed pursuant to Rule 13a – 14(a) under the Securities Exchange Act of 1934
Exhibit 12.2	Certification of Karim Naffah filed pursuant to Rule 13a – 14(a) under the Securities Exchange Act of 1934
Exhibit 13.1	Certification of Tim Clarke and Karim Naffah furnished pursuant to Rule 13a – 14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350
Exhibit 14(a)	Consent of Ernst & Young LLP (included on page F-1)

Back to Contents

MITCHELLS & BUTLERS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mitchells & Butlers plc

We have audited the accompanying consolidated balance sheets of Mitchells & Butlers plc as of September 25, 2004 and September 27, 2003, and the related consolidated profit and loss accounts and consolidated statements of changes in shareholders’ funds/invested capital and cash flows for each of the three years in the period ended September 25, 2004. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitchells & Butlers plc at September 25, 2004 and September 27, 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended September 25, 2004 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
November 30, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333 – 104742) pertaining to the Six Continents Executive Share Option Scheme 1995, of the reference to our firm in Item 3 – Key Information and of our report dated November 30, 2004, on the consolidated financial statements and schedules of Mitchells & Butlers plc, both included in the Form 20-F of Mitchells & Butlers plc for the year ended September 25, 2004.

ERNST & YOUNG LLP

London, England
February 24, 2005

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	52 weeks ended
	September 25, 2004			September 27, 2003 restated*			September 28, 2002 restated*
	Before	Exceptional		Before	Exceptional		Before	Exceptional
	exceptional	items		exceptional	items		exceptional	items
	items	(Note 7)	Total	items	(Note 7)	Total	items	(Note 7)	Total

	(£ million, except per ordinary share amounts)
Turnover – (Note 3)	1,560	—	1,560	1,504	—	1,504	1,474	—	1,474
Costs and overheads, less other income – (Note 4)	(1,275)	(2)	(1,277)	(1,229)	(5)	(1,234)	(1,185)	—	(1,185)

Operating profit – (Note 3)	285	(2)	283	275	(5)	270	289	—	289
Profit/(loss) on disposal of fixed assets – (Note 7)	—	2	2	—	—	—	—	(2)	(2)
Separation costs – (Note 7)	—	—	—	—	(42)	(42)	—	—	—

Profit on ordinary activities before interest	285	—	285	275	(47)	228	289	(2)	287
Net interest payable and similar charges – (Note 8)	(101)	(2)	(103)	(55)	(8)	(63)	(43)	—	(43)

Profit on ordinary activities before Taxation	184	(2)	182	220	(55)	165	246	(2)	244
Tax on profit on ordinary activities – (Note 9)	(60)	3	(57)	(71)	31	(40)	(81)	1	(80)

Earnings available for shareholders (i)	124	1	125	149	(24)	125	165	(1)	164
Dividends on equity shares – (Note 10)	(550)	—	(550)	(29)	—	(29)	—	—	—

Retained (loss)/profit for the financial year	(426)	1	(425)	120	(24)	96	165	(1)	164

Earnings per ordinary share – (Note 11):
Basic	—	—	22.4p	—	—	17.0p	—	—	22.3p
Diluted	—	—	22.2p	—	—	17.0p	—	—	22.3p
Adjusted	22.2p	—	—	20.3p	—	—	22.5p	—	—

*	Restated on the adoption of the Amendment to FRS 5 (see Note 1 of Notes to the Financial Statements).

All activities relate to continuing operations.

(i)
A summary of the significant adjustments to earnings available for shareholders that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Earnings available for shareholders	125	125	164
Exchange differences arising on foreign currency net investments	(1)	7	—

Total recognized gains for the year	124	132	164

(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 30 of Notes to the Financial Statements.

Note of historical cost Group profits and losses

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Reported profit on ordinary activities before taxation	182	165	244
Realization of revaluation gains of previous periods	2	1	1

Historical cost profit on ordinary activities before taxation	184	166	245

Historical cost profit retained for the financial year	(423)	97	165

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED BALANCE SHEET

	September 25, 2004	September 27, 2003

	(£ million)
Fixed assets
Intangible assets – (Note 12)	10	11
Tangible assets – (Note 13)	3,509	3,522

	3,519	3,533
Current assets
Stocks – (Note 14)	43	43
Debtors – (Note 15)
Amounts falling due within one year	82	88
Amounts falling due after one year	140	109
Investments	144	3
Cash at bank and in hand	81	4

	490	247
Creditors: amounts falling due within one year – (Note 16)	(326)	(508)

Net current assets/(liabilities)	164	(261)

Total assets less current liabilities	3,683	3,272
Creditors: amounts falling due after one year – (Note 17)	(1,822)	(1,001)
Provisions for liabilities and charges
Deferred tax – (Note 20)	(217)	(203)
Other provisions – (Note 21)	(2)	(4)

Net assets	1,642	2,064

Capital and reserves
Called up share capital	37	37
Share premium account	12	4
Revaluation reserve	339	341
Profit and loss account reserve	1,254	1,682

Equity shareholders’ funds (i)	1,642	2,064

(i)
A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS/INVESTED CAPITAL

	Share Capital		Retained earnings and other reserves
					Profit and loss account
	Number of ordinary shares (i)	Ordinary shares (i)	Share premium account (ii)	Re- valuation reserve (ii)	Own shares (ii) (iii)	Other	Total	Invested capital	Total share- holders’ funds/ invested capital

	(millions)	(£ million)
At September 30, 2001 (iv)	—	—	—	—	—	—	—	2,322	2,322
Retained income	—	—	—	—	—	—	—	164	164
Funding with Six Continents Group	—	—	—	—	—	—	—	(11)	(11)

At September 28, 2002 (iv)	—	—	—	—	—	—	—	2,475	2,475
Pre separation retained income	—	—	—	—	—	—	—	62	62
Pre separation exchange differences	—	—	—	—	—	—	—	6	6
Funding with Six Continents Group	—	—	—	—	—	—	—	184	184
Arising from separation transaction	734	37	—	341	—	1,647	1,647	(2,727)	(702)
Allotment of ordinary shares	2	—	4	—	—	—	—	—	4
Post separation retained income	—	—	—	—	—	34	34	—	34
Post separation exchange differences	—	—	—	—	—	1	1	—	1

At September 27, 2003 (iv)	736	37	4	341	—	1,682	1,682	—	2,064
Share consolidation	(216)	—	—	—	—	—	—	—	—
Allotment of ordinary shares	4	—	8	—	—	—	—	—	8
Purchase of own shares by employee share trusts	—	—	—	—	(12)	—	(12)	—	(12)
Release of own shares by employee shares trusts	—	—	—	—	1	—	1	—	1
Credit in respect of employee share schemes	—	—	—	—	—	7	7	—	7
Revaluation surplus realized on disposals	—	—	—	(2)	—	2	2	—	—
Retained loss	—	—	—	—	—	(425)	(425)	—	(425)
Exchange differences	—	—	—	—	—	(1)	(1)	—	(1)

At September 25, 2004 (iv)	524	37	12	339	(11)	1,265	1,254	—	1,642

(i)	On incorporation, on October 2, 2002, the Company had an authorized share capital of £50,000, divided into 50,000 ordinary shares of £1 each, of which two were issued for cash at £1 per share.
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

During the year ended September 27, 2003, after separation from Six Continents, the Company issued 1,761,879 ordinary shares of 5p each under employee share schemes for an aggregate consideration of £4 million.

On December 2, 2003, the Company’s ordinary share capital was consolidated on a 12 for 17 basis in connection with the payment of a special dividend (see Note 10 of Notes to the Financial Statements). The share consolidation resulted in the issue of 519,739,246 new ordinary shares of 7 1/12p each in replacement for 736,297,265 existing ordinary shares of 5p each.

During the year ended September 25, 2004, the Company issued 73,486 ordinary shares of 5p each and 4,053,298 ordinary shares of 7 1/12p each under employee share schemes for an aggregate consideration of £8 million.

At September 25, 2004 the authorized share capital of the Company was £100,938,200, comprising 1,424,304,000 ordinary shares of 7 1/12p each, one redeemable preference share of £50,000 and two redeemable deferred shares of 1p each.

In the period between September 26, 2004 and February 17, 2005 the Company repurchased 9,945,000 shares at a cost of £33 million. Of these shares, 4,655,000 were canceled, 1,000,000 shares were purchased for the Employee Benefit Trust (further details of the Employee Benefit Trust are set out in Note 23 of Notes to the Financial Statements) and the remaining 4,290,000 were held as treasury shares.

(ii)	The share premium account and revaluation reserve are not distributable. The profit and loss account reserve is wholly distributable after the deduction for own shares.
(iii)
The deduction for own shares within the profit and loss account reserve which was created on adoption of UITF 38 represents the shares in the Company held by the Group’s employee share trusts. During 2004, the trusts acquired 4,584,826 shares at a cost of £12 million. 509,388 shares were released on the exercise of share options for a consideration of £1 million and for the satisfaction of an award to Tim Clarke accrued under the Six Continents Deferred Incentive Plan for 2001/02. The 4,364,645 shares held by the trusts at September 25, 2004 had a market value of £11.3 million (2003 425,185 shares held had a market value of £1.0 million).

(iv)	Retained earnings and other reserves at September 25, 2004 included cumulative exchange adjustments of £6 million (2003 £7 million, invested capital 2002 nil, invested capital 2001 nil).
(v)	Goodwill eliminated against shareholders’ funds is £50 million at September 30, 2001, September 28, 2002, September 27, 2003 and September 25, 2004.
(vi)	At the Annual General Meeting on January 26, 2005 authority was given to the Company to purchase up to 52,389,740 of its own shares until the Annual General Meeting in 2006.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Operating activities – (Note 24)	378	306	371

Interest paid	(107)	(51)	(45)
Issue costs in respect of the securitized debt	(22)	(1)	—
Facility fees paid	—	(15)	—
Interest received	9	2	2

Returns on investments and servicing of finance	(120)	(65)	(43)

Taxation
United Kingdom corporation tax paid	(34)	(44)	(82)

Purchase of tangible fixed assets	(150)	(151)	(256)
Sale of tangible fixed assets	51	48	30

Capital expenditure	(99)	(103)	(226)

Equity dividends paid
Final dividend for 2002/03	(29)	—	—
Normal interim dividend for 2003/04	(15)	—	—
Special interim dividend for 2003/04	(501)	—	—

	(545)	—	—

Net cash (outflow)/inflow before management of liquid resources and financing	(420)	94	20

Management of liquid resources
Increase in short-term deposits and investments	(141)	(1)	—

Financing
Issue of ordinary share capital	8	4	—
Purchase of own shares by employee share trusts	(12)	—	—
Proceeds on release of shares by employee share trusts	1	—	—
Proceeds from issue of securitized debt	1,900	—	—
Repayments of principal in respect of securitized debt	(28)	—	—
Borrowings drawn down under syndicated loan facility	25	1,350	—
Borrowings repaid in respect of syndicated loan facility	(1,243)	(132)	(1)
Repayment of amounts due to Six Continents group	—	(831)	6
Net funding flows with Six Continents group	—	193	(27)
Cash payment to former Six Continents PLC shareholders	—	(702)	—

	651	(118)	(22)

Increase/(decrease) in cash and overdrafts – (Note 26)	90	(25)	(2)

(i)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 30 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets. They comply with applicable accounting standards in the United Kingdom, including the Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ [Application Note G] and UITF 38 ‘Accounting for ESOP Trusts’, both of which apply for the first time in the year ended September 25, 2004.

Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ [Application Note G]

Application Note G has required the Group to change its accounting policy in respect of turnover so that it is now recorded net of coupons and staff discounts. Previously, coupons and staff discounts were treated as other external charges. Prior year amounts have been restated accordingly. The effect has been to decrease the Group’s reported turnover and other external charges for the 52 weeks ended September 25, 2004 by £12 million (2003 £9 million, 2002 £7 million) with no impact on reported profits.

UITF 38 ‘Accounting for ESOP Trusts’

UITF 38 requires an entity’s own shares held in employee share trusts to be deducted from shareholders’ funds rather than being shown as an asset. The implementation of UITF 38 has resulted in own shares of £11 million being deducted from shareholders’ funds at September 25, 2004 with no restatement of prior year amounts.

Basis of consolidation

The Group’s financial statements include the results of Mitchells & Butlers plc and all of its subsidiaries for the 52 week period ended September 25, 2004. The prior periods are for the 52 week periods ended September 27, 2003 and September 28, 2002. The respective balance sheets have been drawn up to September 25, 2004, September 27, 2003 and September 28, 2002.

Merger accounting

Mitchells & Butlers plc was incorporated on October 2, 2002. On April 15, 2003, its ordinary shares were listed on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange following the separation of the Group’s leisure retailing activities from Six Continents PLC. In order to present the results of the Group on a meaningful basis, the financial statements for the 52 weeks ended September 27, 2003 and September 28, 2002 were prepared under merger accounting principles to include the results and cash flows of those companies that comprised the Mitchells & Butlers group following separation as if the Group had been in existence since October 1, 2001.

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

<<<<<<

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 1 – Accounting Policies – (Continued)

ii)      Tangible assets

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

iii)      Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realized on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve.

iv)      Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account.

v)      Depreciation and amortization

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

Note 1 – Accounting Policies – (Continued)

Turnover

Turnover represents sales (excluding VAT and similar taxes) of goods and services, provided in the normal course of business.

Turnover primarily comprises food and beverage sales which are normally recognized and settled at the time of sale.

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

Pensions

The Group has continued to account for pensions in accordance with SSAP 24 ‘Accounting for pension costs’. In respect of the Group’s defined benefit arrangements, the regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension costs are amortized over the average expected future service life of current employees on a straight-line basis. Accumulated differences between the amount charged to the profit and loss account and the payments made to the pension plans are treated as either prepayments or creditors in the balance sheet. In respect of the Group’s defined contribution arrangements, the charge against profits is equal to the amount of contributions payable.

The additional disclosures required by the transitional arrangements of FRS 17 ‘Retirement Benefits’ are given in Note 6 of Notes to the Financial Statements. With effect from September 26, 2004, the Group intends to adopt FRS 17 in full.

Stocks

Stocks are stated at the lower of cost and net realizable value.

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date or, where appropriate, the rates of exchange fixed under the terms of the relevant transactions.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets denominated in foreign currencies and foreign currency borrowings used to hedge those assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

Debt instruments and derivatives

Debt instruments, such as secured loan notes, are stated initially at the amount of the proceeds, net of issue costs. Finance costs, which are the difference between the net proceeds and the total amount of payments to be made in respect of the instruments, are allocated to periods over the term of the debt at a constant rate on the

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 1 – Accounting Policies – (Continued)

carrying amount. The amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period.

Amounts payable and receivable in respect of derivative financial instruments that hedge the interest rate exposures attached to the debt are accounted for on an accruals basis and treated as part of the finance cost.

Share-based compensation

The cost of share awards, being the difference between the market value of the shares on the date of grant of the award and the amount of consideration the participants may be required to pay for the shares, is charged to the profit and loss account over the performance period attached to the award. As permitted by UITF 17 ‘Employee Share Schemes’, no charge is made in respect of the Company’s Sharesave plan. The credit entry for the charge to the profit and loss account is reported in the reconciliation of movement in shareholders’ funds.

Own shares held by the Company’s employee share trusts for the purpose of fulfilling obligations in respect of the Group’s employee share plans are deducted from shareholders’ funds in the consolidated balance sheet.

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

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are used when accounting for items such as depreciation and amortization, asset impairments and pensions.

Companies Act 1985

These financial statements do not comprise the Company’s ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the 52 weeks ended September 25, 2004 and the 52 weeks ended September 27, 2003 have been delivered to the Registrar of Companies for England and Wales. The auditors’ reports on those accounts are unqualified.

Note 2 – Exchange Rates

The results of overseas operations have been translated into sterling at the weighted average rate of exchange for the year of £1 = €1.48 (2003 £1 = €1.48, 2002 £1 = €1.60) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.47 (2003 £1 = €1.44, 2002 £1 = €1.59).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 3 – Segment Analysis

The Group has two main retail operating segments: Pubs & Bars, focusing on drink and entertainment-led sites, and Restaurants, focusing on food and accommodation-led sites. The other Group activity is property development which is undertaken by SCPD.

Turnover

	52 weeks ended
	September 25, 2004	September 27, 2003 restated*	September 28, 2002 restated*

	(£ million)
Pubs & Bars	913	873	863
Restaurants	641	614	605

Retail	1,554	1,487	1,468
SCPD	6	17	6

	1,560	1,504	1,474

*	Restated on the adoption of the Amendment to FRS 5 (see Note 1 of Notes to the Financial Statements)

Predominantly all of the Group’s turnover arises in the United Kingdom.

Profit

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Pubs & Bars	180	177	190
Restaurants	104	96	98

Retail	284	273	288
SCPD	1	2	1

	285	275	289

Exceptional items (i)	(2)	(55)	(2)
Net interest payable (excluding exceptional interest charge)	(101)	(55)	(43)

Profit before taxation	182	165	244

(i)
Included within the 2004 exceptional items (see Note 7 of Notes to the Financial Statements) is a profit on the disposal of fixed assets of £2 million, all of which relates to Pubs & Bars. The allocation of the 2002 exceptional item, which is a loss on disposal of fixed assets, is Pubs & Bars £1 million and Restaurants £1 million. Due to the nature of the other exceptional items, it is not possible to provide a meaningful allocation of the costs to the operating segments.

Predominantly all of the Group’s profits arise in the United Kingdom.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 3 – Segment Analysis – (Continued)

Assets

	September 25, 2004		September 27, 2003
	Total	Net Operating	Total	Net Operating

	(£ million)
Pubs & Bars	2,428	2,106	2,305	2,141
Restaurants	1,521	1,320	1,415	1,314

Retail	3,949	3,426	3,720	3,455
SCPD	60	19	60	25

	4,009	3,445	3,780	3,480

Geographical analysis
United Kingdom	3,941	3,405	3,706	3,436
Rest of Europe	68	40	74	44

	4,009	3,445	3,780	3,480

Net operating assets reconciliation
Net assets		1,642		2,064
Net debt		1,632		1,228
Corporate taxation		59		50
Deferred taxation		217		203
Pension prepayment		(140)		(98)
Proposed dividend		34		29
Balances relating to exceptional items		1		4

		3,445		3,480

	September 25, 2004	September 27, 2003
	(£ million)
Long-lived assets
United Kingdom	3,479	3,488
Rest of Europe	40	45

	3,519	3,533

Long-lived assets comprise tangible fixed assets and intangible fixed assets after depreciation and amortization respectively.

Other Segmental Information

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Depreciation and amortization
Pubs & Bars	61	55	47
Restaurants (i)	47	44	39

Retail	108	99	86
SCPD	—	—	1

	108	99	87

(i)	Includes amortization of £1 million (2003 £1 million, 2002 £1 million)

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 3 – Segment Analysis – (Continued)

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Capital expenditure
Pubs & Bars	77	92	143
Restaurants	73	56	111

Retail	150	148	254
SCPD	—	—	—

	150	148	254

Note 4 – Costs and Overheads, Less Other Income

	52 weeks ended
	September 25, 2004	September 27, 2003 restated*	September 28, 2002 restated*

	(£ million)

Raw materials and consumables	406	385	377
Changes in stocks of finished goods and work in progress	—	6	(5)
Staff costs – (Note 6)	402	385	378
Depreciation of tangible fixed assets	107	98	86
Amortization of goodwill	1	1	1
Hire of plant and machinery	31	31	30
Property rentals	45	45	42
Other external charges (i) (ii) (iii)	285	283	276

	1,277	1,234	1,185

*	restated on the adoption of the Amendment to FRS 5 (see Note 1 of Notes to the Financial Statements).
(i)	Operating exceptional costs of £2 million (2003 £5 million, 2002 £nil) are included in ‘Other external charges’.
(ii)	Repairs and maintenance costs are expensed when incurred as ‘Other external charges’. Repairs and maintenance costs for 2004 were £38 million (2003 £36 million, 2002 £35 million).
(iii)	Advertising costs are expensed when incurred as ‘Other external charges’. Advertising costs for 2004 were £3 million (2003 £3 million, 2002 £5 million).

Note 5 – Auditors’ remuneration

Auditors’ remuneration paid to Ernst & Young LLP was:

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)

Audit fees	0.4	0.4	0.1
Audit related fees – securitization	0.2	0.1	—
– separation and bid defense	—	3.4	—
Tax services	—	0.1	—

	0.6	4.0	0.1

Substantially all remuneration was paid in the United Kingdom. The fees paid in respect of the securitization have been accounted for as issue costs of the secured loan notes described in Note 18 of Notes to the Financial

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 5 – Auditors’ remuneration – (Continued)

Statements. The separation and bid defense costs were recharged from Six Continents PLC during 2003 and charged to exceptional items (see Note 7 of Notes to the Financial Statements).

Note 6 – Staff

Costs
	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Wages and salaries	370	353	352
Social security costs	29	27	25
Pensions	3	5	1

	402	385	378

Employee numbers

Average number of employees, including part-time employees:

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(Number)
Retail	37,200	37,549	38,740
SCPD	7	7	7

Continuing operations	37,207	37,556	38,747

Pensions
	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Regular cost	11	12	15
Variations from regular cost	(3)	(3)	(12)
Notional interest on prepayment	(6)	(4)	(2)

Cost of defined benefit arrangements	2	5	1
Cost of defined contribution arrangements	1	—	—

	3	5	1

Retirement and death benefits are provided for eligible employees in the United Kingdom principally by the Mitchells & Butlers Pension Plan (“MABPP”) and the Mitchells & Butlers Executive Pension Plan (“MABEPP”). The defined benefit sections of the plans closed to new entrants during 2002 with new members provided with defined contribution arrangements. The assets of the plans are held in self-administered trust funds separate from the Company’s assets.

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

On November 6, 2003, Mitchells & Butlers plc became the sponsoring employer of the pension plans resulting in the recognition of the Group’s SSAP 24 prepayment and related reserve in the Company.

The Group continues to account for pensions in accordance with SSAP 24. Pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the March 31, 2002 actuarial valuations of the Six Continents PLC pension plans. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term return on assets is 6.3% per annum, and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 13 years. At March 31, 2002, the market value of the consolidated assets of the Six Continents PLC pension plans was £1,187 million and the value of the assets was sufficient to cover 100% of the benefits that had accrued to members after allowing for expected increases in earnings. Actuarial valuations as at March 31, 2004 have been finalized since the publication of the 2004 UK Annual Report and Financial Statements. The results revealed that experience has been adverse since 2002 and that the pension plans were in deficit on an ongoing actuarial basis by £168 million at March 31, 2004.

In the 52 weeks ended September 25, 2004, the Group made regular contributions to the pension plans of £4 million and additional contributions of £40 million. In 2003, the regular contributions were £10 million, including £5 million prepaid for the 52 weeks ended September 25, 2004, and additional contributions of £27 million were paid. Agreed employer contribution rates to the defined benefit arrangements for 2004/05 are 16.5% for the MABPP and 34.0% for the MABEPP which are expected to result in cash payments of £13 million in 2004/05. It has also been agreed that further additional contributions of £40 million will be paid over the next three years, in addition to the remaining £20 million under the agreement reached at the time of the securitization. £10 million was paid on October 15, 2004, and £20 million was paid on December 10, 2004.

FRS 17 – Retirement benefits disclosures

The valuations used for FRS 17 disclosures are based on the results of the full actuarial valuations carried out at March 31, 2004 updated by independent qualified actuaries to September 25, 2004. Scheme assets are stated at market value at September 25, 2004 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement. The principal assumptions used by the actuaries to determine the liabilities on a FRS 17 basis were:

	September 25, 2004	September 27, 2003	September 28, 2002

Wages and salaries increases	4.3%	4.2%	3.8%
Pensions increases	2.8%	2.7%	2.3%
Discount rate	5.5%	5.3%	5.5%
Inflation rate	2.8%	2.7%	2.3%

<<<<<< Prepared and filed by St Ives Burrups

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

The consolidated assets of the two principal schemes and expected rates of return were:

	Long-term rates of return expected September 25, 2004	Value at September 25, 2004	Long-term rates of return expected September 27, 2003	Value at September 27, 2003	Long-term rates of return expected September 28, 2002	Value at September 28, 2002

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
Equities	8.0	460	8.0	396	8.0	364
Bonds	4.9	373	4.9	355	4.7	285
Property	8.0	82	8.0	74	8.0	66

Total market value of assets		915		825		715
Present value of scheme liabilities		(1,088)		(1,068)		(913)

Deficit in the scheme		(173)		(243)		(198)
Related deferred tax asset		59		73		59

Net pension liability		(114)		(170)		(139)

The expected long term rates of return for various asset classes have been determined by reference to the yields available on long term fixed interest gilts (UK Government bonds). To reflect the additional risks associated with each asset class, risk premia relative to government bonds are assigned. These risk premia are set after taking actuarial advice and are long term assumptions. The risk premium appropriate to holdings in equities is 3.2% per year as at September 25, 2004 (2003 3.3%).

The group’s investment strategy for its defined benefit pension arrangements is decided by the trustees of the plans, following consultation with the Company. The objective of the investment strategy is to achieve a target rate of return that, alongside additional company contributions, will return the plans to a fully funded basis over the medium term.

This objective is achieved by taking an acceptable amount of risk relative to the liabilities, implemented by using specified allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Volatility of return is further mitigated through diversification across a number of asset classes (equities, bonds, property), geographical investment markets (United Kingdom, United States, continental Europe, Asia-Pacific) and investment styles (mix between active and passive management). The current strategy is to target approximately 52% in equities, 40% in bonds and 8% in property.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

If FRS 17 had been adopted in the preparation of the financial statements, the effects would have been as follows:

	52 weeks ended

	September 25, 2004	September 27, 2003

	(£ million, except percentages)
Movement in deficit during the year

Deficit in scheme (before deferred tax) at September 28	(243)	(198)
Current service	(14)	(13)
Past service cost	—	(1)
Contributions	44	42
Finance income/(charge)	1	(2)
Actuarial gain/(loss)	39	(71)

Deficit in scheme (before deferred tax) at September 25	(173)	(243)

Operating profit charge
Current service cost	14	13
Past service cost	—	1

Total operating profit charge	14	14

Finance income/(charge)
Expected return on pension scheme assets	57	48
Interest on pension scheme liabilities	(56)	(50)

Net return	1	(2)

Actuarial gain/(loss) recognized in the Statement of Total Recognized Gains and Losses (STRGL)
Actual return less expected return on pension scheme assets	27	39
Experience gains and losses arising on the scheme liabilities	20	(11)
Changes in assumptions underlying the present value of the scheme liabilities	(8)	(99)

Actuarial loss recognized in the STRGL	39	(71)

History of experience gains and losses
Difference between expected and actual return on scheme assets
Amount	27	39
Percentage of scheme assets	3%	5%
Experience gains and losses on scheme liabilities
Amount	20	(11)
Percentage of the present value of the scheme liabilities	2%	(1%)
Total amount recognized in the STRGL
Amount	39	(71)
Percentage of the present value of the scheme liabilities	4%	(7%)

There are no material post retirement obligations other than pensions.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Net assets and reserves reconciliation:

	September 25, 2004		September 27, 2003

	Net assets	Profit and loss account reserve	Net assets	Profit and loss account reserve

	(£ million)
As reported	1,642	1,254	2,064	1,682
Less:
FRS 17 net pension liability	(114)	(114)	(170)	(170)
SSAP 24 pension prepayment (net of deferred tax)	(105)	(105)	(69)	(69)

Restated for FRS 17	1,423	1,035	1,825	1,443

Remuneration policy for Executive Directors

The following policy has applied throughout fiscal 2004 and will apply for fiscal 2005. For subsequent years, the Committee will review the policy and recommend changes as appropriate.

•	Remuneration packages are designed to attract, retain and motivate Executive Directors of the highest caliber.

•	The packages will be competitive within the leisure retailing industry and in those markets from which the Company recruits.

•	In fixing remuneration, note will be taken of reward levels in the wider community and of the remuneration structure throughout the organization.

•	There will be an appropriate balance between fixed and variable ‘risk’ reward. The latter will be linked to the performance of the individual and of the Group.

•	Using ‘target’ or ‘projected value’ calculations, performance related incentives for Executive Directors will equate to approximately 60% of total remuneration.

•
Share and cash incentives will be designed so as to align the interests of Executive Directors with those of shareholders. For this purpose, Executive Directors are required to build and maintain a significant level of ownership of the Company’s shares, which is two times salary, but three times salary for the Chief Executive. Shares arising from share schemes normally should not be sold until the minimum level of ownership has been satisfied.

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

Components of remuneration packages

The Remuneration Committee monitors the size of potential remuneration awards to Directors and uses independent consultants to assist with modeling potential outcomes.

Of the components of remuneration packages, only basic salary is pensionable.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

The main components of Executive Directors’ remuneration are:

(i) Basic salary

The proportion of the Group’s basic salary bill attributable to the Directors and other members of the Executive Committee is 0.8%.

The average basic salary and short-term bonus of the Executive Directors during the year was £660,055 and the average per non-Board employee was £13,700. The ratio is therefore 1:48 (2003 1:43). The Board and the Remuneration Committee do not have a policy on this ratio, but aim to reward all employees fairly according to the nature of their role, their performance and market forces.

In the year under review, the average salary increase for members of the Executive Committee, which includes the Executive Directors, was 2.7%, whereas the average increase for other employees was 3.5%.

The policy is to set salary broadly in line with median market levels and it is based on individual performance and on information from independent professional sources on the salary levels for similar jobs in comparable companies. By way of exception to the general policy, Karim Naffah, the Finance Director, receives a salary set at around the upper quartile for his position, to reflect personal value, background and experience. In setting salary levels, levels in the Group and in the wider employment market are also taken into account.

(ii) Annual performance bonus

Challenging performance goals are set which must be achieved before a bonus becomes payable. The maximum bonus opportunity is normally 80% of salary of which, for 2004/05, 60% (2003/04 50%) is linked to earnings per share and 20% (2003/04 30%) to personal and Group business objectives.

The bonus is payable either in cash, or in shares under the Short Term Deferred Incentive Plan as set out below.

Short Term Deferred Incentive Plan (“STDIP”)

At the discretion of the Committee, the Executive Directors may receive all or part of their annual performance bonus in the Company’s shares. To date, the Committee has determined that all the Executive Directors’ bonuses be received in shares. A bonus award of shares earned in 2003/04 will be deferred for 12 months and, if the Director is in the Company’s employment at the end of that period, matching shares may be awarded of up to 0.5 times the deferred shares. Bonus and matching shares are normally released in three equal tranches on the first, second and third anniversaries of the bonus award date, provided the Director remains in the Company’s employment.

Consistent with the Committee’s desire to see equity awards linked to performance, it is proposed to amend the STDIP so that for awards made in relation to the financial year 2004/05, any matching shares will be subject to the achievement of a performance condition, and a three year vesting period.

Subject to the approval of shareholders at the forthcoming AGM and in order to maintain the value and competitiveness of the plan to participants, it is proposed to increase the ratio of matching shares to bonus shares from 0.5:1 to 1:1. The Remuneration Committee has been independently advised that this will bring the plan into line with market practice. The performance condition for awards in relation to the financial year 2004/05 is expected to be based on earnings per share (“eps”) growth, to emphasize the link between the interests of Directors and shareholders, and aligned with the measure applied under the Executive Share Option Plan. The Company’s Auditors will review performance against the target. There will be no retesting of the performance measure.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Executive Share Option Plan (“EXSOP”)

At the discretion of the Committee, grants of EXSOP options will normally be made annually; grants are scaled according to seniority and for Executive Directors, the maximum value of shares over which options may be granted in any year is two times salary. In determining the level of grant, the Company will take into account the level of awards made under the Performance Restricted Share Plan, see below.

The grant of options is restricted so that in each year the aggregate of (i) 25% of the market value of the ordinary shares over which an option is granted under EXSOP and (ii) 33% of the market value of the ordinary shares over which an award is made under the Performance Restricted Share Plan, will not exceed 80% of an employee’s salary, taking the market value in each case as at the date of grant. These limits may only be exceeded in special circumstances, which have not occurred to date.

A performance condition, set by the Committee, has to be met before options can be exercised. As stated by the Chairman of the Committee at the 2004 AGM, for options granted in 2004, the performance measure is that the Company’s earnings per share (“eps”) over the three year performance period (as adjusted for the 2003 share consolidation) must increase by at least 6 percentage points per annum on average over the growth in the UK Retail Prices Index (“RPI”) before options can be exercised in full. Reduced exercises will be permitted for lower levels of eps growth, as follows:

If eps growth exceeds the growth in RPI by 5 percentage points per annum on average over the performance period, two-thirds of the ordinary shares under option will become exercisable. One-third of the ordinary shares under option will become exercisable for eps growth exceeding the RPI by at least 4 percentage points per annum on average over the performance period.

Eps is a measurement which reflects movement in shareholder value and the target set would mean a significant and challenging improvement in the Company’s performance, if achieved. The Company’s Auditors will review performance against the target.

If these performance targets are not met, the options lapse. Retesting is not permitted for options granted in 2004 and onwards.

Performance Restricted Share Plan (“PRSP”)

The PRSP allows Executive Directors and eligible senior employees to receive awards of shares or cash subject to the satisfaction of a performance condition, set by the Committee, which is measured over a three year period.

For the cycle to September 2004 the award was measured by reference to the Company’s Total Shareholder Return (“TSR”) performance relative to that of a comparator group of other companies over the same period. The Company finished in eleventh position and no award was made.

For the 2002/05 cycle, if the Company finishes in first to sixth positions in the group, an award will vest, graded between 100% of the TSR element of the award for first or second, to 20% for sixth position. Below sixth position, the award relating to TSR lapses.

For the 2003/06 cycle, if the Company finishes in first to fifth positions in the group, an award will vest, graded between 100% of the TSR element of the award for first, to 20% for fifth position. Below fifth position the award relating to TSR lapses.

The vesting of the other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (“CROCE”) exceeds its weighted average cost of capital (“WACC”) over the performance period. The award for this element of the performance measure will be graded so that if the amount by which the CROCE exceeds the WACC over the performance period is at least 4.5 percentage points, 100% of the CROCE element of the award will vest, whereas if the excess is 3 percentage points, 20% of the award will

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points there will be no award in respect of this element.

TSR was chosen as a measure because it aligns the interest of management with that of shareholders. The CROCE/WACC measure was chosen to motivate the Executive Directors to increase the cash returns generated by the business and to reduce the overall cost of funding to the Company, thereby maximizing the spread between the two and increasing shareholder value.

Performance measurement under PRSP will be reviewed by the Company’s auditors.

Rolled over options

On demerger from Six Continents, the Group’s executives, including the Executive Directors, with outstanding options under the Six Continents Executive Share Option Schemes were permitted to roll over those options into options of equivalent value over the Company’s shares. The performance conditions ceased to apply to those options on demerger.

Other share plans

Executive Directors may participate in the all-employee plans, the Sharesave Plan and the Share Incentive Plan; but performance targets do not apply to such plans.

Companies used for comparison

In assessing overall levels of pay and benefits, Mitchells & Butlers compares the packages offered by comparator companies. These companies are chosen by the Committee following advice from independent external consultants, having regard to:

(i)	industry sector, to include direct competitors and the wider retail sector;

(ii)	size – turnover, profits, margins and the number of people employed; and

(iii)	structure and complexity of the business;

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ contracts

It is the Company’s normal policy to provide Executive Directors with rolling 12 month contracts, which provide for 12 months notice from the Company and six months notice from the Director. Service contracts provide for summary termination in the event of gross misconduct. In other circumstances any severance payment would normally be based on a valuation of net pay and benefits for any unexpired notice period on the expectation that the Director had made reasonable attempts to mitigate his loss. Benefits normally include membership of a pension scheme and a healthcare scheme and use of a company car. The Company is considering the introduction, for new appointees to the Board, of phased compensation payments on loss of office.

	Contract start date	Unexpired term (i)	Notice period	Compensation payable on early termination (ii)

Director
Mike Bramley	04.15.03	Indefinite	12 months	n/a
Tim Clarke	04.15.03	Indefinite	12 months	n/a
Tony Hughes	04.15.03	Indefinite	12 months	n/a
Karim Naffah	04.15.03	Indefinite	12 months	n/a

(i)	To normal retirement age (60).
(ii)
No payments should normally be payable on termination, other than the salary and benefits due for the notice period and such entitlements under incentive plans that are consistent with the terms of such plans.

Non-Executive Directors do not have service contracts but operate under a letter of appointment that provides for their tenure of office to be reviewed when they are about to stand for re-election, which is every three years. In any event Non-Executive Directors cannot serve after the AGM following their 67th birthday. There is no notice period and no provision for termination payments. The dates of appointment of Non-Executive Directors are set out on page 49. The Chairman Roger Carr’s term of appointment is expressed to run for three years from the demerger of the Company from Six Continents, which occurred on April 15, 2003.

Policy regarding pensions

UK-based Executive Directors and senior employees participate on the same basis as other members in the Mitchells & Butlers Executive Pension Plan and, if appropriate, the Mitchells & Butlers Executive Top-Up Scheme. Executives in Germany, who do not participate in these plans, are entitled to participate in relevant local plans.

Policy on external appointments

The Company recognizes that its Directors may be invited to become non-executive directors of other listed companies and that such duties can broaden experience and knowledge, which will benefit the Company. Executive Directors are therefore allowed to accept one non- executive appointment, with the Company’s prior approval, and as long as this is not likely to lead to conflicts of interest. Fees received by the Director may be retained. Tim Clarke ceased to be a non-executive director of Debenhams plc on December 4, 2003 and received £6,700 for that appointment for the period from October 1, 2003 to December 4, 2003. Subsequent to the year end, he has been appointed a non-executive director of Associated British Foods plc.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Directors’ emoluments

Directors’ emoluments from Mitchells & Butlers plc since April 15, 2003:

	Salaries	Annual performance		Total emoluments excluding pensions

	and fees	bonus (i)	Benefits	2004	2003

	(£ thousand)
Executive Directors
Mike Bramley	334	201	17	552	245
Tim Clarke	509	383	24	916	371
Tony Hughes	334	251	23	608	241
Karim Naffah	359	270	15	644	257

Non-Executive Directors
Roger Carr	199	—	8	207	97
George Fairweather	49	—	—	49	23
Drummond Hall (ii)	7	—	—	7	—
Sir Tim Lankester	42	—	—	42	16
Sara Weller	49	—	—	49	23

Total 2004	1,882	1,105	87	3,074

Total 2003 (iii)	848	379	46		1,273

(i)	Annual performance bonuses as described above for 2004 and 2003 were wholly deferred into shares under the terms of the STDIP.
(ii)	Appointed July 30, 2004, his fees are paid to Dairy Crest Group plc, his employer.
(iii)
For 2003, the year of the Company’s separation from Six Continents PLC, emoluments cover the period from appointment to the Board of Mitchells & Butlers plc. Roger Carr and Tim Clarke, who were directors of Six Continents PLC for part of that year, received emoluments, not included above, of £56,000 and £363,000 respectively from that company.

The figures above represent emoluments earned during the periods shown. There were no payments for loss of office.

‘Benefits’ incorporate the value of any shares awarded under the Share Incentive Plan and all tax assessable benefits arising from employment with the Company which relate in the main to the provision of a company car and healthcare cover.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Salary

As at September 25, and November 30, 2004 respectively, the basic annual salaries of Executive Directors were as shown below. Their normal annual salary review date is October 1.

	September 25, 2004	November 30, 2004

	(£ thousand)
Director
Mike Bramley	335	350
Tim Clarke	510	520
Tony Hughes	335	350
Karim Naffah	360	370

Annual performance bonus

The bonus for each Executive Director for 2003/04 was as follows:

	Maximum bonus achievable		Constituent elements
		Bonus awarded
			EPS target (i)		Group & personal objectives

	(£ thousand)		(£ thousand)	(%) (ii)	(£ thousand)	(%) (ii)
Director
Mike Bramley	268	201	167	100 +	34	33
Tim Clarke	408	383	255	100 +	128	83
Tony Hughes	268	251	167	100 +	84	83
Karim Naffah	288	270	180	100 +	90	83

(i)	The eps target was adjusted for the impact of the share consolidation on December 2, 2003 on the number of shares in issue.
(ii)	The percentages show the proportion of that element of the bonus that was achieved.

To achieve maximum bonus, Directors had to meet targets related to:

•	The Company’s earnings per share performance, and

•	Group and personal business objectives.

•	Group business objectives related to:

–	improvement in like-for-like sales;

–	achievement of refinancing, return of funds to shareholders and new cash flow target;

–	capital control on incremental investment and asset management;

–	customer service standards;

–	staff productivity, and

–	purchasing gains.

•	Personal business objectives related to the financial performance in the business areas for which the Director was responsible.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Short-Term Deferred Incentive Plan

The table below shows the maximum matching shares receivable if all of the Directors’ 2004 annual performance bonuses are deferred into share awards.

	Ordinary share awards in respect of year to 09.27.03 (i)	Market value on date of award	Year earned	First vesting date	Ordinary share awards in respect of year to 09.25.04 (ii)	Value of awards	Year earned	First vesting date	Total awards over ordinary shares at 09.25.04	Current market value (ii)

		(£ thousand)				(£ thousand)				(£ thousand)
Director
Mike Bramley	17,343	40	2003	12.09.04	38,803	100	2004	12.07.05	56,146	145
Tim Clarke	26,682	61	2003	12.09.04	73,841	191	2004	12.07.05	100,523	260
Tony Hughes	17,343	40	2003	12.09.04	48,503	126	2004	12.07.05	65,846	171
Karim Naffah	18,678	43	2003	12.09.04	52,123	135	2004	12.07.05	70,801	183

(i)	Based on the share price on date of award – 229.92p.
(ii)	Calculated at a share price of 259.00p as at September 25, 2004.

As part of the terms of separation, the Company provided 105,495 shares on December 13, 2003 and 17,371 shares on December 6, 2004 to Tim Clarke to meet the entitlements he had accrued under the Six Continents Special Deferred Incentive Plan for 2001/02 and 2002/03 to date of separation respectively.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

Performance Restricted Share Plan (“PRSP”)

The PRSP was introduced on separation, initially to replace the Six Continents Long-term Incentive Plan for Mitchells & Butlers executives. Awards which vested in 2003 were paid in cash during the year. In 2004, there were three cycles of the plan in operation, outlined below, the first of which was to replace participation in the final cycle of the Six Continents’ plan.

(i)
An 18-month performance period to September 2004 where the performance measure related to the Company’s Total Shareholder Return against a group of comparator companies. The Company finished in 11th position and no award was made.

(ii)
A 30-month performance period to September 2005, where the performance measures relate to the Company’s Total Shareholder Return performance and to its cash return on capital employed against its weighted average cost of capital. The combined maximum award from the two measures is equivalent to 90% of basic salary, at the date of award.

(iii)
A 36-month performance period to September 2006, where the performance measures relate to the Company’s Total Shareholder Return performance and to its cash return on capital employed against its weighted average cost of capital. The combined maximum award from the two measures is equivalent to 90% of basic salary at the date of the award.

Further details of the performance measures are set out on pages F-21 and F-22.

The maximum potential pre-tax value of Directors’ awards, at the date of grant, if performance targets are achieved, was:

	Maximum potential awards at 09.28.03	Lapsed 2004 (i)	Granted 2006 (iii)	Maximum potential awards at 09.25.04 (ii) (iii)

	(£ thousand)
Director
Mike Bramley	488	(195)	302	595
Tim Clarke	750	(300)	459	909
Tony Hughes	488	(195)	302	595
Karim Naffah	525	(210)	324	639

The 2003 awards, disclosed in last year’s Annual Report, were paid in cash on December 10, 2003. The gross amounts were: Mike Bramley – £98,000; Tim Clarke – £150,000; Tony Hughes – £98,000 and Karim Naffah – £105,000.

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

(i)	a normal pension age of 60;

(ii)	pension accrual of one-thirtieth of final pensionable salary for each year of pensionable service subject to a cap of two-thirds of final pensionable salary;

(iii)	life assurance cover of four times pensionable salary;

(iv)	pensions payable in the event of ill health; and

(v)	spouse’s and dependants’ pensions on death.

	Years of pensionable	Age at September	Directors’ contributions	Transfer value of accrued pension		Increase in transfer value over year less Directors’	Increase in accrued pension	Increase in accrued pension	Accrued pension at September

	service	25, 2004	(i)	2003	2004	contributions	(ii)	(iii)	25, 2004 (iv)

				(£)			(£pa)
Director
Mike Bramley	24	53	15,100	2,054,200	2,609,000	539,700	31,400	26,800	195,900
Tim Clarke	14	47	15,100	2,022,800	2,368,900	331,000	19,400	13,400	236,700
Tony Hughes	9	56	14,900	1,081,600	1,426,900	330,400	17,800	15,700	92,500
Karim Naffah	13	41	15,100	733,400	944,800	196,300	20,100	17,100	125,600

(i)	Contributions paid in the year by the Directors under the terms of the plans.
(ii)	The absolute increase in accrued pension during the year, including any increase for inflation.
(iii)	The increase in accrued pension during the year, excluding any increase for inflation.
(iv)	Accrued pension is that which would be paid annually on retirement at 60, based on service to September 25, 2004.
(v)
Members of the Plan have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits, but members of MABETUS are unlikely to benefit by doing so; neither any such contributions, nor the resulting benefits, are included in the above table.

(vi)	Transfer values have been calculated in a manner consistent with the Retirement Benefit Schemes – Transfer Values (GNII) published by the Institute of Actuaries and the Faculty of Actuaries.

Additional pension information

The following is additional information relating to Directors’ pensions under the Plan and MABETUS.

(i)	Dependants’ pensions

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

(ii)	Early retirement rights

After leaving the service of the Company, the member has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

(iii)	Pension increases

All pensions in excess of Guaranteed Minimum Pensions are subject to contractual annual increases in line with the annual rise in the RPI, subject to a maximum of 5% per annum. In addition, it is the Company’s present aim to pay additional increases based on two-thirds of any rise in the RPI above 5% per annum.

(iv)	Other discretionary benefits

Other than the discretionary pension increases mentioned in (iii), there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Directors’ share options

	Ordinary shares under option			Weighted average option price	Option price

Director	September 25, 2004	Granted	September 28, 2003

Mike Bramley		265,346			252.5p
A	97,704		97,704	214.47p
B	346,277		346,277	272.93p
C	562,146		296,800	234.81p

Total	1,006,127	265,346	740,781	245.96p

Tim Clarke		403,960			252.5p
A	250,245		250,245	213.70p
B	727,074		727,074	280.76p
C	870,003		466,043	234.01p

Total	1,847,322	403,960	1,443,362	249.66p

Tony Hughes		265,346			252.5p
A	144,189		144,189	214.47p
B	409,127		409,127	280.07p
C	567,619		302,273	234.18p

Total	1,120,935	265,346	855,589	248.39p

Karim Naffah		4,509			209.0p
		285,148			252.5p
A	437,302		437,302	195.89p
B	281,977		281,977	279.87p
C	609,287		319,630	234.60p

Total	1,328,566	289,657	1,038,909	231.47p

No Directors’ options over Mitchells & Butlers plc shares lapsed or were exercised or varied during the year. No price was paid for the grant of any of the options.

Options granted during the year are exercisable under the Executive Share Option Plan (the performance condition for which is set out on page F-21) or the Sharesave Plan.

Options granted under the Company’s Executive Share Option Plan are exercisable between May 27, 2006 and May 23, 2014 subject to the achievement of performance conditions. Rolled over options became exercisable on demerger from Six Continents in April 2003 and will lapse on various dates up to October 2012. Rolled over options ceased to be subject to performance conditions on demerger. Sharesave options are exercisable between October 1, 2006 and March 31, 2010.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 6 – Staff – (Continued)

The table on page F-29 excludes potential awards under the Performance Restricted Share Plan, which are shown on page F-27.

Shares under option at September 25, 2004 are designated as:

A	where the options are exercisable and the market price per share was above the option price at September 25, 2004;

B	where the options are exercisable but the market price per share at September 25, 2004 was below the option price; and

C	where the options are not yet exercisable and the market price was above the option price on September 25, 2004.

The market price per share on September 25, 2004 was 259p and the range during the year to September 25, 2004 was 220.25p to 283.75p per share.

	Ordinary shares of 7 1/12p

	09.25.04	09.28.03(i)

	(number)
Directors’ shareholdings
Executive Directors
Mike Bramley	18,176	7,132
Tim Clarke	352,960	209,702
Tony Hughes	24,164	3,120
Karim Naffah	48,627	18,839

Non-Executive Directors
Roger Carr	1,067	1,067
George Fairweather	—	—
Drummond Hall	—	—	(ii)
Sir Tim Lankester	—	—
Sara Weller	2,200	—

(i)	Adjusted for the 12 for 17 share consolidation implemented on December 2, 2003.
(ii)	As at date of appointment.

The above shareholdings are all beneficial interests and include shares held on behalf of the Executive Directors by the Trustee of the Company’s Share Incentive Plan and by the Trustees of the Six Continents Employee Profit Share Scheme. None of the Directors has a beneficial interest in the shares of any subsidiary or in debenture stocks of the Company or any subsidiary. At September 25, 2004 the Executive Directors, as potential beneficiaries under the Company’s Employee Benefit Trust (“the Trust”) were technically deemed to be interested in 3,736,671 Mitchells & Butlers ordinary shares held in the Trust.

The Company’s Register of Directors’ Interests, which is open to inspection at the registered office, contains full details of Directors’ shareholdings and share options.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 7 – Exceptional Items

	52 weeks ended

	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Operating exceptional items
Securitization costs (i)	2	4	—
Abortive acquisition costs (ii)	—	1	—

Total operating exceptional items	2	5	—

Non-operating exceptional items
(Profit)/loss on disposal of fixed assets	(2)	—	2
Separation costs (iii)	—	42	—
Loss on disposal of operations	—	—	—

Total non-operating exceptional items	(2)	42	2

Exceptional interest charge (iv)	2	8	—

Total exceptional items before tax	2	55	2
Tax credit on above items	(3)	(9)	(1)
Exceptional tax credit (v)	—	(22)	—

Total exceptional items after tax	(1)	24	1

(i)	Securitization costs relate to operating expenses incurred in relation to the securitization of the Group’s UK pubs and restaurants business (see Note 18 of Notes to the Financial Statements).
(ii)	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.
(iii)
Separation costs related to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defense costs and various other costs directly related to the separation.

(iv)	The exceptional interest charge arises from the acceleration of facility fee amortization in respect of the borrowing facilities which were repaid on securitization.
(v)	The exceptional tax credit arose in respect of group relief received from the Six Continents group.

All exceptional items relate to continuing operations.

Total exceptional items after tax are excluded from the calculation of adjusted earnings per share (see Note 11 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 8 – Net Interest Payable and Similar Charges

	52 weeks ended

	September 25, 2004			September 27, 2003	September 28, 2002

	Before exceptional items	Exceptional items	Total

	(£ million)
Interest payable and similar charges
Securitized debt	100	—	100	—	—
Bank overdrafts and loans	10	2	12	41	—
Six Continents group	—	—	—	24	45

	110	2	112	65	45
Interest receivable (i)	(9)	—	(9)	(2)	(2)

	101	2	103	63	43

(i)	Interest receivable includes £nil (2003 £1 million, 2002 £1 million) from the Six Continents group.

Note 9 – Tax on Profit on Ordinary Activities

Tax charge

	52 weeks ended

	September 25, 2004			September 27, 2003	September 28, 2002

	Before exceptional items	Exceptional items	Total

	(£ million)
United Kingdom corporation tax at 30% (2003 30%, 2002 30%)
Current year	45	—	45	36	60
Prior years	(2)	—	(2)	—	—

Total current tax	43	—	43	36	60

Deferred tax
Origination and reversal of timing differences	18	(3)	15	3	20
Prior years	(1)	—	(1)	1	—

Total deferred tax	17	(3)	14	4	20

Tax on profit on ordinary activities	60	(3)	57	40	80

Further analyzed as tax relating to:
Profit before exceptional items	60	—	60	71	81
Exceptional items (see Note 7):
Operating	—	—	—	(1)	—
Non-operating	—	(2)	(2)	(6)	(1)
Interest	—	(1)	(1)	(2)	—
Tax credit	—	—	—	(22)	—

	60	(3)	57	40	80

<<<<<<

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 9 – Tax on Profit on Ordinary Activities – (Continued)

Tax reconciliations

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(percentage)
Reconciliation of United Kingdom standard rate to current tax rate
United Kingdom corporation tax at standard rate	30.0	30.0	30.0
Permanent differences	3.7	1.2	1.6
Capital allowances in excess of depreciation	(6.9)	(4.7)	(7.4)
Other timing differences	(3.1)	0.6	0.2
Overseas losses not utilized	0.3	(0.6)	0.4
Adjustment to tax charge in respect of prior years	(0.9)	—	(0.1)
Capital gains	—	—	(0.2)
Exceptional items	0.5	(4.7)	—

Effective current tax rate	23.6	21.8	24.5

Reconciliation of United Kingdom standard rate to overall rate of tax
United Kingdom standard rate of corporation tax	30.0	30.0	30.0
Adjusted for:
Permanent differences	3.7	1.2	1.6
Overseas losses not utilized	0.3	(0.6)	0.4
Adjustment to tax charge in respect of prior years	(1.6)	—	0.2
Capital gains	—	—	(0.2)
Other differences	—	1.7	0.7
Impact of major exceptional items	(1.1)	(8.1)	—

Effective tax rate	31.3	24.2	32.7

Factors which may affect future tax charges

The key factors which may affect future tax charges include continuing capital expenditure, the availability of accelerated tax depreciation, and changes in tax legislation.

Note 10 – Dividends

	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Special interim dividend for 2003/04 (68p per 5p ordinary share)	501	—
Normal interim dividend for 2003/04 (2.85p per 7 1/12p ordinary share)	15	—
Proposed final dividend for 2003/04 (6.65p per 7 1/12p ordinary share)	34	—
Final dividend for 2002/03 (5.65p per 7 1/12p ordinary share)	—	29

	550	29

A special interim dividend for the 52 weeks ended September 25, 2004 of 68p per 5p ordinary share was paid to shareholders on December 8, 2003 at a total cost of £501 million. In connection with the special dividend, a share consolidation was approved by shareholders at an Extraordinary General Meeting held on

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 10 – Dividends – (Continued)

December 1, 2003 and then implemented on December 2, 2003. The share consolidation resulted in the issue of 12 new ordinary shares of 7 1/12p each for every 17 existing ordinary shares of 5p each.

The proposed final dividend, was paid on January 31, 2005 to shareholders registered on December 10, 2004.

Note 11 – Earnings per Ordinary Share

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £125 million (2003 £125 million, 2002 £164 million) by 559 million (2003 735 million, 2002 734 million), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 563 million (2003 736 million, 2002 734 million).

In arriving at the weighted average number of shares for the comparative period, it has been assumed that the ordinary shares of Mitchells & Butlers plc in issue on April 15, 2003 following separation from Six Continents of 734 million was the number of shares in issue prior to separation.

As explained in Note 10 of Notes to the Financial Statements, in December 2003 the Company combined the payment of a special dividend of 68p per 5p ordinary share with a consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy back of shares at fair value. Accordingly, earnings per share for prior periods have not been restated.

Adjusted earnings per ordinary share are calculated as follows:

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(pence per share)
Basic earnings	22.4	17.0	22.3
Exceptional items, less tax thereon – (Note 7)	(0.2)	3.3	0.2

Adjusted earnings	22.2	20.3	22.5

Adjusted earnings per share are disclosed in order to show performance undistorted by exceptional items and thereby give shareholders a clearer understanding of the trading performance of the Group.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 12 – Intangible Fixed Assets

Goodwill

(£ million)
Cost:

At September 29, 2002	14
Exchange adjustments	1

At September 27, 2003	15
Exchange adjustments	—

At September 25, 2004	15

Amortization:
At September 29, 2002	3
Provided	1

At September 27, 2003	4
Provided	1

At September 25, 2004	5

Net book value:
At September 25, 2004	10

At September 27, 2003	11

Goodwill is being amortized over its useful economic life, which is considered to be a 20-year period.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 13 – Tangible Fixed Assets

	Land and buildings	Fixtures, fittings and equipment	Total

	(£ million)
Cost or valuation:
At September 29, 2002	2,791	931	3,722
Additions	63	85	148
Disposals	(41)	(84)	(125)
Exchange adjustments	1	1	2

At September 27, 2003	2,814	933	3,747
Additions	67	83	150
Disposals	(37)	(70)	(107)
Exchange adjustments	—	(1)	(1)

At September 25, 2004	2,844	945	3,789

Depreciation:
At September 29, 2002	40	156	196
Provided	16	82	98
On disposals	(1)	(67)	(68)
Exchange adjustments	(1)	—	(1)

At September 27, 2003	54	171	225
Provided	17	90	107
On disposals	(3)	(49)	(52)

At September 25, 2004	68	212	280

Net book value:
At September 25, 2004	2,776	733	3,509

At September 27, 2003	2,760	762	3,522

Properties

Properties, comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying value of properties as at October 1, 1999 to be retained.

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations in its historic cost, which at September 25, 2004 amounted to £392 million (2003 £400 million). In addition, the carrying value of the Group’s fixed assets reflects the 1999 revaluation (see below) which at September 25, 2004 amounted to £339 million (2003 £341 million).

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 13 – Tangible Fixed Assets – (Continued)

Historical cost

The comparable amounts under the historical cost convention for properties would be:

	September 25, 2004	September 27, 2003

	(£ million)
Cost	2,424	2,389
Depreciation	(76)	(62)

Net book value	2,348	2,327

The split of the net book value of land and buildings is as follows:

	September 25,			September 27,
	2004			2003
	Cost or valuation	Depreciation	Net book value

	(£ million)
Freehold	2,558	(28)	2,530	2,502
Leasehold – unexpired term of more than 50 years	105	(3)	102	101
– unexpired term of 50 years or less	181	(37)	144	157

	2,844	(68)	2,776	2,760

Cost or valuation of land and buildings:
1999 valuation	1,413
Cost	1,431

	2,844

Note 14 – Stocks

	September 25, 2004	September 27, 2003

	(£ million)
Work in progress	20	19
Finished goods	23	24

	43	43

The replacement cost of stocks approximates to the value stated above. Work in progress is in respect of property developments.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 15 – Debtors

	September 25, 2004	September 27, 2003

	(£ million)
Amounts falling due within one year
Trade debtors	3	10
Other debtors (i)	42	36
Other prepayments	37	42

	82	88

Amounts falling due after one year
Pension prepayment	140	98
Other prepayments	—	11

	140	109

Total debtors	222	197

(i)	Net of provision for bad debts of £2 million (2003 £3 million).

Note 16 – Creditors: amounts falling due within one year

	September 25, 2004	September 27, 2003

	(£ million)
Borrowings – (Note 18)	35	234
Trade creditors	41	45
Corporate taxation	59	50
Other taxation and social security	42	39
Accrued charges	90	86
Proposed dividend	34	29
Other creditors	25	25

	326	508

Note 17 – Creditors: amounts falling due after one year

	September 25, 2004	September 27, 2003

	(£ million)
Borrowings – (Note 18)	1,822	1,001

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 18 – Borrowings

	September 25, 2004			September 27, 2003
	Within one year	After one year	Total	Within one year	After one year	Total

	(£ million)
Overdrafts	—	—	—	13	—	13
Securitized debt (i)	32	1,821	1,853	—	—	—
Syndicated loan facility	—	—	—	218	1,000	1,218
Loan notes (ii)	2	—	2	2	—	2
Finance leases	1	1	2	1	1	2

Total borrowings	35	1,822	1,857	234	1,001	1,235

(i)	This debt is secured as explained below.
(ii)	These loan notes are partially secured by a bank deposit.
(iii)	All other borrowings are unsecured.

	September 25, 2004	September 27, 2003

	(£ million)
Analysis by year of repayment:
Due within one year or on demand	35	234
Due between one and two years	37	1
Due between two and five years	121	1,000
Due after five years	1,664	—

Total borrowings	1,857	1,235

Securitized debt

On November 13, 2003, a group company, Mitchells & Butlers Finance plc, issued £1,900 million of secured loan notes in connection with the securitization of the majority of the Group’s UK pubs and restaurants business owned by Mitchells & Butlers Retail Limited. The funds raised were mainly used to repay existing bank borrowings of £1,243 million, pay issue costs of £23 million and return £501 million to shareholders by way of a special dividend (see Note 10 of Notes to the Financial Statements).

The loan notes consist of six tranches with principal terms as follows:

Tranche	£ million	Interest	Principal repayment period	Expected WAL

A1	200	Floating	By installments 2011 to 2028	6 years
A2	550	5.574%	By installments 2003 to 2028	12 years
A3	250	Floating	By installments 2011 to 2028	6 years
B1	350	5.965%	By installments 2003 to 2023	10 years
B2	350	6.013%	By installments 2015 to 2028	20 years
C	200	6.469%	By installments 2029 to 2030	25 years

	1,900

The expected remaining WAL (weighted average life) is based on the amortization profile of the individual note tranches and assumes refinancing of the A1 and A3 notes on the margin step-up dates below.

The notes are secured on substantially all of the Group’s property and future income streams therefrom.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 18 – Borrowings – (Continued)

Interest on the Class A1 notes is payable at three month LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. These notes are fully hedged using interest rate swaps which fix the interest rate payable.

The Class A3 notes were issued in principal amount of $418.75 million, with interest payable at three month US dollar LIBOR plus a margin of 0.45%, stepping up to US dollar LIBOR plus 0.90% in December 2010. These notes are fully hedged using currency swaps and interest rate swaps, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £250 million and fixed interest payable.

The overall cash interest rate payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of a financial guarantee provided by Ambac in respect of the Class A notes.

The carrying value of the loan notes in the Group balance sheet at September 25, 2004 is analyzed as follows:

(£ million)
Gross proceeds received on November 13, 2003	1,900
Principal repaid	(28)

Principal outstanding at September 25, 2004	1,872
Unamortized deferred issue costs	(22)
Accrued interest	3

Carrying value at September 25, 2004	1,853

The securitization is governed by various covenants, warranties and events of default, many of which apply to Mitchells & Butlers Retail Limited (“MBRL”), the Group’s main operating subsidiary. In particular, MBRL must maintain a minimum free cash flow to debt service coverage ratio of no less than 1.10:1 as measured on any financial quarter date, in respect of the most recent relevant period or the most recent relevant year. MBRL must also maintain an aggregate consolidated net worth of at least £300,000,000 at the end of each year. MBRL is restricted in its ability to: (a) make any payments or other disposal of cash or other funds to another Group entity (including payment of dividends, payment of interest, distributions, repayment of loans, capital contributions etc.), except for any payment specifically permitted (such as payment to the intra group services companies) unless (i) all payments due and payable under the working capital facility have been made, (ii) no event of default has occurred and is continuing or would occur as a result of the making of such payment, and (iii) certain minimum free cash flow to debt service ratios (at least 1.3:1) and EBITDA to debt service payments ratios (at least 1.7:1) are met; (b) sell, lease, transfer or dispose of any secured properties without the consent of the security trustee, and proceeds from these permitted disposals shall be deposited into a secured account with restrictions on the use of such funds (disposal of assets other than secured properties are also subject to certain conditions); (c) acquire or substitute any business over which security is granted, or would be granted; (d) incur or reserve for each fiscal year a required maintenance amount equal to 6.4% of the actual aggregate turnover in respect of the preceding fiscal year of the secured properties; or (e) incur more than £7,500,000 in permitted encumbrances or more than £7,500,000 in permitted indebtedness.

No events of default have occurred.

At September 25, 2004, MBRL had short-term deposits and cash of £98 million. Of this amount, £74 million was available to make permitted payments to other companies in the Mitchells & Butlers group, including £22 million of dividends, £20 million was held for general working capital purposes within MBRL and £4 million of disposal proceeds were on deposit in a secured account.

At September 25, 2004, MBRL had net assets of £1,313 million (after the elimination of inter-company balances) and distributable reserves of £709 million. Permitted dividends payments of £22 million were allowed under the terms of the securitization covenants, leaving restricted net assets of £1,291 million and restricted

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 18 – Borrowings – (Continued)

distributable reserves of £687 million in MBRL at September 25, 2004. Access to these reserves would require the consent of the security trustee and cannot be guaranteed.

As the restricted net assets of MBRL represent more than 25% of the consolidated net assets of the Group, parent company information is presented on Schedule I on pages SH1-1 to SH1-4.

Facilities committed by banks

	September 25, 2004		September 27, 2003

	(£ million)
Utilized	—		1,218
Unutilized	280		282

	280		1,500

Unutilized facilities expire:
Within one year	220	(i)	282
Between two and five years	60		—

	280		282

(i)
The unutilized facility expiring within one year was renewed in November 2004. This facility is a liquidity facility entered into as part of the securitization structuring; it can only be drawn in very limited circumstances under the terms of the securitization agreements.

Note 19 – Financial Instruments

Treasury management

The financial risks faced by the Group are identified and managed by a central Treasury department. The activities of the Treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The department does not operate as a profit center.

The Treasury department is responsible for ensuring that robust procedures are in place for the Company to comply with the terms of the securitization completed in November 2003. It is also responsible for identifying and managing foreign exchange exposures. While the Group has limited operations in Germany, the impact of movements in the Euro exchange rate do not have a material effect on the Group’s results. Consequently, the only foreign exchange hedging transactions undertaken in the financial markets were in respect of hedging the issuance of US Dollar denominated notes within the securitization.

Permitted interest rate hedging methods include the use of fixed rate debt, interest rate swaps, options (such as caps) and forward rate agreements. Interest rate swaps were utilized during the period to fix the interest cost relating to the floating rate tranches of notes within the securitization.

Credit risk on treasury transactions is further minimized by operating a policy for the investment of surplus funds that generally restricts the bank counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held with financial institutions in the UK.

Principal hedging instruments

In order to manage interest rate risk, the Group has entered into interest rate and currency swap agreements that fix the interest payable on the floating rate tranches of the securitized debt (see Note 18 of Notes to the Financial Statements). At September 25, 2004, these agreements were for a notional principal amount of £450 million (2003 £nil).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 19 – Financial Instruments – (Continued)

Currency and interest rate profile of financial assets and liabilities

After taking into account the interest rate and currency swap agreements entered into by the Group, the currency and interest profile of the Group’s financial assets and liabilities at the balance sheet date was:

	September 25, 2004			September 27, 2003
Financial assets	Total	Non-interest bearing	Floating rate	Total	Non-interest bearing	Floating rate

	(£ million)
Sterling	219	2	217	6	2	4
Euro	6	—	6	1	—	1

	225	2	223	7	2	5

Financial assets comprise cash of £81 million (2003 £4 million) and current asset investments of £144 million (2003 £3 million).

	September 25, 2004
Financial liabilities	Total before currency swaps	Currency swaps	Total after currency swaps	Non-interest bearing	Floating rate	Fixed rate	Weighted average fixed rate (%)	Weighted average period fixed (years)

	(£ million)
Sterling	1,611	248	1,859	2	2	1,855	6.15	13
US dollar	248	(248)	—	—	—	—	—	—

	1,859	—	1,859	2	2	1,855	6.15	13

	September 27, 2003
Financial liabilities	Total	Non-interest bearing	Floating rate

	(£ million)
Sterling	1,238	3	1,235

Financial liabilities comprise borrowings of £1,857 million (2003 £1,235 million) as disclosed in Note 18 of Notes to the Financial Statements and provisions for property leases of £2 million (2003 £3 million).

Floating rate financial assets and liabilities bear interest at market rates based on LIBOR.

Currency risk

After taking into account the above hedging arrangements, the Group does not have a material profit and loss account exposure to foreign exchange gains or losses on monetary assets and liabilities. In addition, the Group is predominantly UK based and therefore does not have a significant currency exposure from its operations. Under the provisions of SSAP 20, any foreign exchange gains or losses arising from the translation of overseas net assets are recognized in the statement of total recognized group gains and losses.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 19 – Financial Instruments – (Continued)

Fair values of financial assets and liabilities

	September 25, 2004		September 27, 2003
	Net book value	Fair value	Net book value	Fair value

	(£ million)
Cash	81	81	4	4
Current asset investments	144	144	3	3
Overdrafts	—	—	(13)	(13)
Securitized debt (excluding interest rate and currency swaps)	(1,835)	(1,909)	—	—
Syndicated loan facility	—	—	(1,218)	(1,218)
Loan notes	(2)	(2)	(2)	(2)
Finance leases	(2)	(2)	(2)	(2)
Provisions for property leases	(2)	(2)	(3)	(3)
Interest rate swaps	—	(6)	—	—
Currency swaps	(18)	(22)	—	—

	(1,634)	(1,718)	(1,231)	(1,231)

The various tranches of the securitized debt have been valued using period end mid-market quoted prices. The fair value of interest rate and currency swaps is the estimated amount which the Group could expect to pay or receive on the termination of the agreements. These amounts are based on quotations from counterparties and take into consideration interest and exchange rates prevailing at the balance sheet date. Borrowings under the syndicated loan facility incurred interest at floating rates and their book value therefore approximated to their fair value. Other financial assets and liabilities are either short-term in nature or book values approximate to fair values.

Gains and losses on hedges

Gains and losses on derivative instruments used for hedging are not recognized in the financial statements until the hedged exposure is itself recognized. Unrecognized gains and losses on hedging instruments are as follows:

	Gains	Losses	Net

	(£ million)
Unrecognized at September 28, 2003	—	—	—
Arising in the year but not recognized	—	(10)	(10)

Unrecognized at September 25, 2004	—	(10)	(10)

Analyzed as:
Expected to be recognized in 2004/05	—	(1)	(1)
Expected to be recognized thereafter	—	(9)	(9)

	—	(10)	(10)

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 20 – Deferred taxation

(£ million)
At September 29, 2002	197
Profit and loss account	4
Other adjustments	2

At September 27, 2003	203
Profit and loss account	14

At September 25, 2004	217

Analyzed as tax on timing differences related to:

	September 25, 2004	September 27, 2003

Fixed assets	135	126
Deferred gains	49	49
Pension prepayment	35	29
Other	(2)	(1)

	217	203

Tax losses with a value of £6 million (2003 £5 million), have not been recognized as their use is uncertain or not currently anticipated. These tax losses do not have an expiry date.

No provision has been made for deferred tax on the sale of properties at their revalued amounts or where gains have been or are expected to be deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £212 million (2003 £235 million restated). It is not anticipated that any such tax will be payable in the foreseeable future. The 2003 restatement arises from a review of the historical tax base of the Group’s properties and new information becoming available in 2004.

Note 21 – Other Provisions for Liabilities and Charges

	Other
	Reorganization	Property leases (i)	Total

	(£ million)
At September 29, 2002	11	3	14
Utilized	(10)	—	(10)

At September 27, 2003	1	3	4
Utilized	(1)	(1)	(2)

At September 25, 2004	—	2	2

(i)	The timing of the cost of exiting the property leases is uncertain.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Share Options

	Rolled over options	Post separation options	Total

	(millions)
Rolled over options on separation	26.5	—	26.5
Granted since separation	—	10.7	10.7
Exercised	(1.8)	—	(1.8)
Lapsed	(0.6)	—	(0.6)

At September 27, 2003	24.1	10.7	34.8
Granted	0.8	7.1	7.9
Exercised	(4.6)	—	(4.6)
Lapsed	(5.1)	(1.0)	(6.1)

At September 25, 2004	15.2	16.8	32.0

Rolled over options were originally granted under the Six Continents Executive Share Option Schemes. On separation from Six Continents on April 15, 2003, employees and certain former employees of the Six Continents group had the opportunity to roll over their options over Six Continents PLC shares into options over Mitchells & Butlers plc shares. The number of options exchanged and the exercise prices were calculated in accordance with a formula based on the closing Six Continents’ and opening Mitchells & Butlers’ share prices, both averaged over a five-day period. Exercise prices range from £1.81 to £3.64 and options are exercisable until October 4, 2012. These options are not subject to a future performance condition.

Since separation, the Company has granted options under the following share schemes:

(i)
Sharesave – an Inland Revenue approved savings scheme open to all employees, whereby the proceeds from the savings contract, of either three or five years duration, are used to purchase shares under options granted at the commencement of the savings contract, at a discount of 20% to the market value of the shares at the date of grant. The options may be exercised up to six months after the maturity of the savings contract. Outstanding options over 4.7 million shares were in existence at September 25, 2004 (2003 4.0 million); 1.5 million at an exercise price of £2.09 and 3.2 million (2003 4.0 million) at an exercise price of £1.69.

(ii)
Executive Share Option Plan – a discretionary share plan whereby options may be granted to senior management at the prevailing market price at the date of grant. Options generally become exercisable between three and ten years after the date of grant, subject to achievement of a performance condition. Details of the performance conditions attached to these options are contained in Note 6 of Notes to the Financial Statements. Outstanding options over 8.0 million shares were in existence at September 25, 2004 (2003 4.2 million); 3.9 million at an exercise price of £2.53 and 4.1 million (2003 4.2 million) at an exercise price of £2.19.

(iii)
Performance Restricted Share Plan – a discretionary share plan whereby options are granted to a small group of the Company’s most senior executives. Options are exercisable within two years after the completion of a three-year performance period. Details of the performance conditions attached to these options are contained in Note 6 of Notes to the Financial Statements. Outstanding options over 4.1 million shares were in existence at September 25, 2004 (2003 2.5 million); all options have an exercise price of £1 per employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Share Options – (Continued)

Movements in the options outstanding under these schemes for the period from separation to September 27, 2003 are as follows:

	Options outstanding at April 15, 2003	Granted		Exercised	Lapsed or canceled	Options outstanding at September 27, 2003		Fair value of options granted during the period

Rolled over options
No. of shares (000)	26,479	—		(1,762)	(596)	24,121

Range of option prices (pence)	181.4–364.5	—		181.4–214.5	214.5–364.5	181.4–364.5		—

Sharesave
No. of shares (000)	—	3,995		—	(23)	3,972

Range of option prices (pence)	—	169.0		—	169.0	169.0		68.4

Executive Share Option Plan
No. of shares (000)	—	4,264		—	(33)	4,231

Range of option prices (pence)	—	219.0		—	219.0	219.0		25.7

Performance Restricted Share Plan
No. of shares (000)	—	2,502		—	—	2,502

Range of option prices (pence)	—	—	(i)	—	—	—	(i)	202.0

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Share Options – (Continued)

Movement in the options outstanding under these schemes for the 52 weeks ended September 25, 2004 are as follows:

	Options outstanding at September 27, 2003		Granted		Rolled over	Exercised	Lapsed or canceled	Options outstanding at September 25, 2004		Fair value of options granted during the period

Rolled over options
No. of shares (000)	24,121		—		774	(4,571)	(5,099)	15,225

Range of option prices (pence)	181.4 – 364.5		—		186.8–364.5	181.4–268.0	181.4–364.5	181.4–364.5		—

Sharesave
No. of shares (000)	3,972		1,569		—	(4)	(816)	4,721

Range of option prices (pence)	169.0		209.0		—	169.0	169.0–209.0	169.0–209.0		87.4

Executive Share Option Plan
No. of shares (000)	4,231		3,901		—	—	(201)	7,931

Range of option prices (pence)	219.0		252.5		—	—	219.0–252.5	219.0–252.5		48.9

Performance Restricted Share Plan
No. of shares (000)	2,502		1,610		—	—	—	4,112

Range of option prices (pence)	—	(i)	—	(i)	—	—	—	—	(i)	206.8

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

The weighted average fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 4% (2003 4%), expected volatility of 31% (2003 23%), risk free interest rate of 5% (2003 4%) and expected life of 31 months, 36 months or 60 months.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Share Options – (Continued)

Movements in the options outstanding under the option schemes for the period from separation to September 25, 2004 are as follows:

	Options outstanding at April 15, 2003	Granted		Exercised	Lapsed or canceled	Options outstanding at September 27, 2003		Options exercisable at September 27, 2003

Rolled over options
No. of shares (000)	26,479	—		(1,762)	(596)	24,121		24,121

Weighted average option price (pence)	257.8	—		214.4	294.6	260.1		260.1

Sharesave
No. of shares (000)	—	3,995		—	(23)	3,972		—

Weighted average option price (pence)	—	169.0		—	169.0	169.0		—

Executive Share Option Plan
No. of shares (000)	—	4,264		—	(33)	4,231		—

Weighted average option price (pence)	—	219.0		—	219.0	219.0		—

Performance Restricted Share Plan
No. of shares (000)	—	2,502		—	—	2,502		—

Weighted average option price (pence)	—	—	(i)	—	—	—	(i)	—

	Options outstanding at September 27, 2003		Granted		Exercised	Lapsed or canceled	Options outstanding at September 25, 2004		Options exercisable at September 25, 2004

Rolled over options
No. of shares (000)	24,121		774	(ii)	(4,571)	(5,099)	15,225		15,225

Weighted average option price (pence)	260.1		257.0		220.5	289.6	261.9		261.9

Sharesave
No. of shares (000)	3,972		1,569		(4)	(816)	4,721		—

Weighted average option price (pence)	169.0		209.0		169.0	170.1	182.1		—

Executive Share Option Plan
No. of shares (000)	4,231		3,901		—	(201)	7,931		—

Weighted average option price (pence)	219		252.5		—	225.1	235.3		—

Performance Restricted Share Plan
No. of shares (000)	2,502		1,610		—	—	4,112		—

Weighted average option price (pence)	—	(i)	—	(i)	—	—	—	(i)	—

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.
(ii)	Rolled over options.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 22 – Share Options – (Continued)

Summarized information about options outstanding under the share option schemes is as follows:

	Options outstanding				Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price		Number exercisable	Weighted average option price

	(000)	(years)	(pence)		(000)	(pence)
Rolled over options
181.4p to 242.0p	4,152	—	212.2		4,152	212.2
242.1p to 303.0p	8,950	—	269.0		8,950	269.0
303.1p to 364.5p	2,123	—	329.5		2,123	329.5

	15,225	—	261.9		15,225	261.9

Sharesave
169.0p	3,175	2.8	169.0		—	—
209.0p	1,546	3.6	209.0		—	—

Executive Share Option Plan
219.0p	4,067	1.7	219.0		—	—
252.5p	3,864	2.7	252.5		—	—

Performance Restricted Share Plan
–(i)	4,112	1.3	—	(i)	—	—

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Note 23 – Own shares

Own shares held by the Group and Company represent the shares in the Company held by the employee share trusts, further details of which are given below and on page F-50. During the year, the trusts acquired 4,584,826 shares at a cost of £12 million. 509,388 shares were released on the exercise of share options for a consideration of £1 million and for the satisfaction of an award to Tim Clarke accrued under the Six Continents Special Deferred Incentive Plan for 2001/02. The 4,364,645 shares held by the trusts at September 25, 2004 had a market value of £11.3 million (2003 425,185 shares held had a market value of £1.0 million).

The Company has established two employee share trusts:

Share Incentive Plan (“SIP”) Trust

The SIP Trust was established in 2003 to purchase shares on behalf of employees participating in the Company’s Share Incentive Plan. Under this scheme, eligible employees are awarded free shares which are held in trust for a holding period of at least three years. After five years the shares may be transferred to or sold by the employee free of income tax and national insurance contributions. The trust buys the shares in the market with funds provided by the Company. During the holding period, dividends are paid directly to the participating employees. At September 25, 2004, the trustees, Hill Samuel ESOP Trustee Limited, were holding 627,974 (2003 425,185) shares in the Company. Of these shares, 605,689 (2003 414,557) have been conditionally gifted to employees.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 23 – Own shares – (Continued)

Employee Benefit Trust (“EBT”)

The EBT was established in 2003 in order to satisfy the exercise or vesting of existing and future share options and awards under the Executive Share Option Plan, Performance Restricted Share Plan, Short Term Deferred Incentive Plan and the Rolled over options. The trust purchases shares in the market from time to time, using funds provided by the Company, based on expectations of future requirements. Dividends are waived by the trust. At September 25, 2004, the trustees, Mourant & Co Trustees Limited, were holding 3,736,671 shares (2003 nil) in the Company. Of these shares, 277,320 (2003 nil) have been conditionally gifted to employees and 822,859 (2003 nil) are under option.

Note 24 – Reconciliation of Operating Profit before exceptional items to Net Cash Inflow from Operating Activities

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Operating profit before exceptional items	285	275	289
Depreciation and amortization	108	99	87
Other non-cash items	—	—	(1)

Earnings before interest, taxation, depreciation, amortization and exceptional items	393	374	375
Decrease/(increase) in stocks	—	6	(5)
(Increase)/decrease in debtors	(32)	(34)	7
Increase/(decrease) in creditors	20	2	(6)
Provisions expended	(2)	(4)	—
Other non-cash items	4	—	—

Net cash inflow from operating activities before expenditure relating to exceptional items	383	344	371
Operating exceptional expenditure	(4)	(2)	—
Separation costs paid	(1)	(36)	—

Net cash inflow from operating activities	378	306	371

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 25 – Net Cash Flow

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Net cash inflow from operating activities before expenditure relating to exceptional items	383 (i)	344 (i)	371
Net capital expenditure	(99)	(103)	(226)

Operating cash inflow after net capital expenditure	284	241	145
Net interest paid	(98)	(49)	(43)
Tax paid	(34)	(44)	(82)

Normal cash flow	152	148	20
Normal dividends paid	(44)	—	—
Issue of ordinary share capital	8	4	—
Purchase of own shares by employee share trusts	(12)	—	—
Proceeds on release of shares by employee share trusts	1	—	—
Special dividends paid	(501)	—	—
Operating exceptional expenditure	(4)	(2)	—
Separation costs paid	(1)	(36)	—
Facility fees paid	—	(15)	—
Prepaid issue costs in respect of the securitization	(22)	(1)	—

Net cash flow	(423)	98	20

(i)	Includes £40 million (2003 £27 million) of additional pension contributions.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 26 – Net Debt

	Cash at bank and in hand net of overdrafts		Current asset investments	Other borrowings due within one year	Other borrowings due after one year	Balances with Six Continents group companies	Total

	(£ million)
At September 30, 2001	18		2	(4)	(1)	(825)	(810)
Net cash flow	(7	)(i)	—	—	—	—	(7)
Management of liquid resources and financing	5	(i)	—	1	—	(6)	—

At September 28, 2002	16		2	(3)	(1)	(831)	(817)
Net cash flow	(411	)(i)	—	—	—	—	(411)
Management of liquid resources and financing	386	(i)	1	(218)	(1,000)	831	—

At September 27, 2003	(9)		3	(221)	(1,001)	—	(1,228)
Net cash flow	(404	)(i)	—	—	—	—	(404)
Management of liquid resources and financing	494	(i)	141	186	(821)	—	—

At September 25, 2004	81		144	(35)	(1,822)	—	(1,632)

(i)	Represents a movement in cash and overdrafts of £90 million inflow (2003 £25 million outflow, 2002 £2 million outflow) (see Consolidated Statement of Cash Flows).

Reconciliation of net cash flow to movements in net debt
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Increase/(decrease) in cash and overdrafts	90	(25)	(2)
Management of liquid resources	141	1	—
Financing activities	(651)	118	22
Issue of ordinary share capital	8	4	—
Purchase of own shares by employee share trusts	(12)	—	—
Proceeds on release of shares by employee share trusts	1	—	—

Net cash flow – (Note 25)	(423)	98	20
Issue costs paid in respect of securitized debt	22	—	—
Net funding flows with Six Continents group	—	193	(27)
Cash payment to former Six Continents PLC shareholders	—	(702)	—

Increase in net debt arising from cash flows	(401)	(411)	(7)
Non-cash movement in net debt	(3)	—	—

Increase in net debt	(404)	(411)	(7)
Opening net debt	(1,228)	(817)	(810)

Closing net debt	(1,632)	(1,228)	(817)

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 27 – Financial Commitments

Operating lease commitments

The Group has annual commitments under operating leases at September 25, 2004 which expire as follows:

	September 25, 2004		September 27, 2003
	Properties	Other	Properties	Other

	(£ million)
Within one year	1	3	1	2
Between one and five years	2	3	3	3
After five years	39	—	37	—

	42	6	41	5

Total commitments under noncancelable operating leases at September 25, 2004 are as follows:

September 25, 2004

(£ million)
Due within one year	48
One to two years	44
Two to three years	41
Three to four years	40
Four to five years	40
Thereafter	655

868

The future minimum rentals to be received under noncancelable subleases as at September 25, 2004 amounted to £20 million.

Capital commitments

	September 25, 2004	September 27, 2003

	(£ million)
Contracts placed for expenditure on fixed assets not provided for in the financial statements	26	20

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 28 – Contingencies

On separation from the Six Continents group on April 15, 2003, the Company gave no warranties and agreed to give certain limited indemnities to InterContinental Group. These indemnities were given to protect InterContinental Group against liabilities which it may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, the Company indemnified InterContinental Group in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties and indemnities were given. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group. The amount provided for such liabilities in these financial statements at September 25, 2004 was £1 million (2003 £3 million). The terms of the guarantee provide no limitation to the maximum potential future liabilities. The indemnities described above expire on April 15, 2010 except in the case of liabilities relating to the former business of the group company, Lastbrew Limited, for which the indemnity applies indefinitely.

Note 29 – Related Party Transactions

There were no transactions with related parties requiring disclosure under FRS 8 ‘Related Party Transactions’ during the year. During 2002 and 2003 in the period before separation, the Group had the following transactions with Six Continents group:

	September 27, 2003	September 28, 2002

	(£ million)
Net interest paid	23	44
Costs recharged, including separation costs	29	9
Pension scheme payments	3	1
Net funding	(184)	11

Total	(129)	65

Amounts due to Six Continents group at the balance sheet date
– (see Note 26)	—	(831)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles

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

Intangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries is capitalized and amortized over its estimated useful life. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against reserves. Under US GAAP, the Group adopted SFAS 142 ‘Goodwill and Other Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill would be capitalized and not amortized, but tested for impairment. Prior to October 1, 2002 under US GAAP, goodwill would have been capitalized and amortized

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

over its estimated useful life, not exceeding 40 years. As at September 25, 2004, the Group had no intangible assets, other than goodwill, under either UK GAAP or US GAAP.

Impairment of goodwill

Under UK GAAP, goodwill is tested for potential impairment when there is an indication that impairment may have occurred. The impairment is measured by comparing the goodwill carrying value of the relevant income-generating unit with the higher of net realizable value and value in use. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment on an annual basis, or on an interim basis when a triggering event occurs, using a two-step process. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds the fair value of that goodwill. The Group has performed an evaluation of its goodwill as at September 25, 2004 which has reaffirmed that an impairment charge is not required under SFAS 142.

Tangible fixed assets

Prior to October 1, 1999, the Group’s properties were valued from time to time by professionally qualified external valuers and book values were adjusted to accord with the valuations. Under US GAAP, revaluation would not have been permitted, which means that the carrying value of tangible fixed assets would be lower under US GAAP.

Under UK GAAP, depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold pubs were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by the Group with effect from October 1, 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation.

Share-based compensation

Under UK GAAP, the Group makes a charge for the cost of share awards or share options based on the difference between the fair value of the shares on the date of the award and the amount the scheme participant may be required to pay for the shares. The expense is recognized over the performance period of the relevant scheme based on a reasonable expectation of the extent to which the performance criteria will be met. Under US GAAP, these awards and options would be accounted for as variable plans with the expense based on the intrinsic value, remeasured at each balance sheet date and spread over the performance period. Under US GAAP, a charge could therefore arise in respect of the Group’s Executive Share Option Plan (no charge arises under UK GAAP as the exercise price is equivalent to the market value at date of grant).

The Group also operates an Inland Revenue approved Sharesave scheme open to all employees, which gives a 20% discount on the fair value of its shares. Under UK GAAP no cost is recognized in respect of this scheme. Under US GAAP, fixed plan accounting would apply resulting in an expense for the 20% discount over the period of the savings contracts. Since January 24, 2002, an employer’s offer to enter into new contracts at a lower exercise price than the price under existing contracts can cause variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Pension costs

The Group provides for the cost of retirement benefits based upon consistent percentages of employees’ pensionable pay as recommended by independent qualified actuaries. Under US GAAP, the projected benefit obligation (pension liability) in respect of the Group’s two principal pension plans would be matched against the fair value of the plans’ assets and would be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

At September 25, 2004, the accumulated benefit obligations exceeded the fair value of the plans’ assets. In these circumstances, US GAAP requires the recognition of the difference as a balance sheet liability and the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, not exceeding the amount of unrecognized past service cost, is recognized as an intangible asset with the balance reported in other comprehensive income.

Deferred taxation

Under UK GAAP, the Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized include accelerated capital allowances and short-term timing differences. Timing differences not recognized include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets and the gain on sale of assets rolled into replacement assets. Under US GAAP, deferred taxation would be computed, on a stand-alone basis, on all differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative instruments and hedging

The Group uses interest rate and currency swaps to fix the interest rate payable on the floating rate tranches of its securitized debt. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are recognized only when the exposure that is being hedged is itself recognized. Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognized on the balance sheet at their fair values. Changes in fair value are recognized in net income unless hedge accounting can be applied. To qualify for hedge accounting, the hedging relationship must be designated, documented and tested for ongoing effectiveness. If hedge accounting is applied, changes in fair value are recognized periodically in net income or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge.

Upon the issuance of the floating rate tranches of the securitized debt, the Group's interest rate and currency swaps were designated as cash flow hedges and since then have qualified for hedge accounting. Prior to their designation as cash flow hedges, changes in the fair value of the interest rate and currency swaps were recorded in the income statement.

Proposed dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Earnings per share and American Depositary Share

On December 2, 2003, the Company completed a share consolidation which resulted in the issue of 12 new ordinary shares of 7 1/12p each for every 17 existing ordinary shares of 5p each. Under UK GAAP, prior period earnings per share have not been restated as the share consolidation was accompanied by a special dividend and the combined transaction was designed to have the same overall effect as a buy back of shares at fair value. US

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

GAAP would require prior period net income per American Depositary Share to be restated to reflect the change in capital structure.

Exceptional items

Under UK GAAP, certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains and losses on the sale of businesses and fixed assets, and the cost of fundamental reorganizations. Under US GAAP these items would be classified as operating profit or expenses.

Turnover

Following the adoption of the Amendment to FRS 5 under UK GAAP (see Note 1 of Notes to the Financial Statements), the Group’s accounting policy on revenue recognition is aligned with the requirements of US GAAP.

Classification of debt issuance costs

Under UK GAAP, the debt issuance costs relating to the securitized debt are deducted from the carrying value of the related loan notes. Under US GAAP, these costs would be reported as deferred financing costs and classified as non-current assets.

Provisions

In previous years, under UK GAAP provisions for liabilities and charges included amounts relating to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would have been charged to net income as incurred. The restructuring was substantially completed in fiscal 2003.

Cash and cash equivalents

Under UK GAAP, cash at bank and in hand comprises deposits repayable on demand and restricted cash and excludes liquid resources (short term deposits and investments of less than one year other than cash). Under US GAAP, cash and cash equivalents comprises deposits repayable on demand, liquid resources with a maturity of three months or less at the date acquired and excludes restricted cash.

Restricted Cash

Restricted cash of £4 million (2003 nil, 2002 nil) represents disposal proceeds held on deposit in a secured account. The use of these funds is restricted by the terms of the Securitization and may only be used with the approval of the security trustee for certain specified purposes such as capital enhancement expenditure and business acquisitions.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Income

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP are:

		52 weeks ended

	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million, except per ordinary share and ADS amounts)
Earnings available for shareholders in accordance with UK GAAP	125	125	164

Adjustments:
Amortization of intangible fixed assets	1	1	(5)
Disposal of tangible fixed assets	11	7	6
Provisions	—	(13)	—
Pension costs	(31)	(14)	—
Share-based compensation	(1)	—	—
Fair value of derivatives	2	—	—
Deferred taxation
– on above adjustments	15	4	—
– methodology	—	(9)	3

	(3)	(24)	4

Net income in accordance with US GAAP	122	101	168

Net income per ordinary share and American Depositary Share (“ADS”)

Basic (i)	23.5p	19.5p	32.4p
Diluted (ii)	23.3p	19.4p	32.4p

(i)
Calculated by dividing net income in accordance with US GAAP of £122 million (2003 £101 million, 2002 £168 million) by 520 million (2003 519 million, 2002 518 million) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share. Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 10 of Notes to the Financial Statements.

(ii)
Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 523 million (2003 520 million, 2002 518 million). Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 10 of Notes to the Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Net income in accordance with US GAAP	122	101	168

Other comprehensive income:
Transfer of minimum pension liability on April 1, 2003, net of tax of £109 million	—	(255)	—
Minimum pension liability, net of tax of £13 million (2003 £8 million)	31	19	—
Currency translation differences	(1)	7	—
Cash flow hedges, net of tax of £3 million (2003 £nil)	(8)	—	—

	22	(229)	—

Comprehensive income in accordance with US GAAP	144	(128)	168

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Currency translation differences	Cash flow hedges	Total

	(£ million)
At September 29, 2002	—	—	—	—
Movement in the year	(236)	7	—	(229)

At September 27, 2003	(236)	7	—	(229)
Movement in the year	31	(1)	(8)	22

At September 25, 2004	(205)	6	(8)	(207)

Since the designation of the Group’s derivatives as cash flow hedges on the issuance of the floating rate tranches of the securitized debt, under US GAAP there has been no ineffectiveness recorded in the income statement.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Shareholders’ equity

The significant adjustments required to convert shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are:

	September 25, 2004	September 27, 2003

	(£ million)
Shareholders’ funds as reported in accordance with UK GAAP	1,642	2,064
Adjustments:
Intangible fixed assets:
Goodwill – cost	174	174
– accumulated amortization	5	4

	179	178
Pension intangible fixed asset	12	14

Total intangible fixed assets	191	192
Tangible fixed assets:
Cost	(731)	(741)
Accumulated depreciation	(121)	(122)

Total tangible fixed assets	(852)	(863)

Current assets:
Cash and cash equivalents	201	7
Restricted cash	4	—
Cash at bank and in hand	(81)	(4)
Current asset investments	(124)	(3)
Deferred financing costs	2	—
Non-current assets:
Pension prepayment	(140)	(98)
Deferred financing costs	20	—
Creditors: amounts falling due within one year:
Borrowings	(2)	—
Proposed dividends	34	29
Creditors: amounts falling due after one year:
Borrowings	(2)	—
Derivatives	(28)	—
Provisions for liabilities and charges:
Accrued pension cost	(154)	(212)
Deferred taxation
– on above adjustments	95	89
– methodology	—	—

	(836)	(863)

Shareholders’ equity in accordance with US GAAP	806	1,201

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	52 weeks ended
	September 25, 2004		September 27, 2003		September 28, 2002

Numerator for basic and diluted earnings per ordinary share and ADS (£ million)	122		101		168

Denominator for basic earnings per ordinary share and ADS (million) (i)	520		519		518
Dilutive effect of employee share options (million) (i)	3		1		—

Denominator for diluted earnings per share and ADS (million) (i)	523		520		518

Basic earnings per ordinary share and ADS	23.5	p	19.5	p	32.4	p
Diluted earnings per ordinary share and ADS	23.3	p	19.4	p	32.4	p

(i)	Share and ADS numbers for all periods have been adjusted retrospectively to reflect the share consolidation as described in Note 10 of Notes to the Financial Statements.

The following table sets forth net income and basic and diluted earnings per share adjusted to exclude goodwill amortization expense in all periods presented as required by SFAS 142:

	52 weeks ended
	September 25, 2004		September 27, 2003		September 28, 2002

	(£ million)
Net income in accordance with US GAAP, as reported	122		101		168
Add back: goodwill amortization expense	—		—		6

Adjusted net income in accordance with US GAAP	122		101		174

Basic earnings per ordinary share and ADS, as reported	23.5	p	19.5	p	32.4	p
Basic earnings per ordinary share and ADS, adjusted	23.5	p	19.5	p	33.6	p
Diluted earnings per ordinary share and ADS, as reported	23.3	p	19.4	p	32.4	p
Diluted earnings per ordinary share and ADS, adjusted	23.3	p	19.4	p	33.6	p

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but differs with regard to classification of items within the statement and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

US GAAP requires that cash and cash equivalents include liquid resources with a maturity of three months or less at the date acquired but do not include bank overdrafts and restricted cash. Under UK GAAP ‘cash’ for the purposes of the cash flow statement comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand but excludes liquid resources (short-term deposits and investments of less than one year other than cash). Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The consolidated statement of cash flows presented under US GAAP would be as follows.

	52 weeks ended
	September 25, 2004	September 27, 2003	September 28, 2002

	(£ million)
Operating activities:
Earnings available for shareholders	125	125	164
Adjustments to reconcile profit for the financial year to net cash provided by operating activities:
Depreciation and amortization	108	99	87
Working capital movements	(13)	(27)	(5)
Other non-cash items	4	—	—

Net cash provided by operating activities	224	197	246

Investing activities:
Property and equipment additions	(150)	(151)	(256)
Property and equipment disposals	51	48	30
Restricted cash	(4)	—	—
Increase in short-term deposits and investments	(20)	—	—

Net cash used in investing activities	(123)	(103)	(226)

Financing activities:
Issue of ordinary share capital	8	4	—
Purchase of own shares by employee share trusts	(12)	—	—
Proceeds on release of shares by employee share trusts	1	—	—
Equity dividends paid	(545)	—	—
Repayment of amounts due to Six Continents group	—	(831)	6
Proceeds from issue of securitized debt	1,900	—	—
Repayments of principal in respect of securitized debt	(28)	—	—
Borrowings drawn down under syndicated loan facility	25	1,350	—
Borrowings repaid in respect of syndicated loan facility	(1,243)	(132)	—
Other borrowings repaid	—	—	(1)
(Decrease)/increase in overdraft	(13)	13	—
Net funding flows with Six Continents group	—	193	(27)
Cash payment to former Six Continents PLC shareholders	—	(702)	—

Net cash used in financing activities	93	(105)	(22)

Net change in cash and cash equivalents	194	(11)	(2)
Opening cash and cash equivalents	7	18	20

Closing cash and cash equivalents	201	7	18

Supplemental disclosures of cash flow information
Interest paid	107	51	45
Taxes paid	34	44	82

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Concentrations of credit risk

At September 25, 2004, the Group had interest rate and currency swap agreements in place with a notional underlying principal of £450 million. The sole counterparty to these arrangements was the Royal Bank of Scotland. The Group does not consider this to be a significant concentration of credit risk due to the size, financial standing and scale of operations of the Royal Bank of Scotland.

Fair value of financial instruments

The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the financial instruments of the Group are as follows:

	September 25, 2004		September 27, 2003
	Carrying amount	Fair value	Carrying amount	Fair value

	(£ million)
Assets
Cash and cash equivalents	201	201	7	7
Restricted cash	4	4	—	—
Current asset investments	20	20	—	—

Liabilities
Overdrafts	—	—	(13)	(13)
Securitized debt	(1,857)	(1,909)	—	—
Syndicated loan facility	—	—	(1,218)	(1,218)
Other borrowings	(4)	(4)	(5)	(5)
Interest rate swaps	(6)	(6)	—	—
Currency swaps	(22)	(22)	—	—

The following methods and assumptions were used by the Group in establishing its fair values of financial instruments:

Cash and cash equivalents (including restricted cash):	the carrying amount reported in the balance sheet for cash approximates to its fair value.

Current asset investments:	the carrying amount reported in the balance sheet for current asset investments approximates their fair value.

Overdrafts:	the carrying amount reported in the balance sheet for overdrafts approximates their fair value.

Securitized debt:	the fair values of the various tranches of the securitized debt have been estimated using period end mid-market quoted prices.

Syndicated loan facility:	borrowings under the syndicated loan facility incurred interest at floating rates and their carrying amount approximated their fair value.

Other borrowings:	the carrying amount reported in the balance sheet for other borrowings approximates their fair value.

Interest rate and currency swaps:	the estimated fair values of the Group’s interest rate and currency swaps is the amount which the Group could expect to pay or receive on the termination of the agreements. These amounts are based on quotations from counterparties and take into consideration interest and exchange rates prevailing at the balance sheet date.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

Mitchells & Butlers became the sponsoring employer of its two principal pension plans on April 1, 2003. The pension cost for these plans since this date computed in accordance with the requirements of US GAAP comprises:

	52 weeks ended September 25, 2004	Six-month period ending September 27, 2003

	(£ million)
Service cost	14	6
Interest cost	55	27
Expected return on plan assets	(55)	(24)
Amortization of:
Unrecognized transition asset	(3)	(2)
Unrecognized prior service cost	2	1
Unrecognized net loss	20	8

Net periodic pension cost	33	16

The net periodic pension cost of £33 million consists of £24 million in respect of the Mitchells & Butlers Pension Plan and £9 million in relation to the Mitchells & Butlers Executive Pension Plan.

The major assumptions used in computing the pension expense were:

	52 weeks ended September 25, 2004	Six-month period ending September 27, 2003

	(£ million)
Expected long-term rate of return on plan assets	6.8%	6.7%
Discount rate	5.3%	5.4%
Expected long-term rate of earnings increases	4.2%	4.1%

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

	September 25, 2004		September 27, 2003
	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
Accumulated benefit obligation (all vested)	815	254	793	244

Fair value of plan assets	695	220	622	203
Projected benefit obligation	(828)	(260)	(815)	(253)

Net plan obligation	(133)	(40)	(193)	(50)
Unrecognized transitional (asset)/obligation, net of amortization	—	—	(4)	1

Unrecognized prior service cost	11	1	12	2
Unrecognized net loss	252	59	305	66

Net amount recognized	130	20	120	19

The amounts recognized in the balance sheet consist of:
Accrued pension liability	(120)	(34)	(170)	(42)
Intangible asset	11	1	12	2
Other comprehensive income (before tax)	239	53	278	59

Net amount recognized	130	20	120	19

The assets of these plans principally comprise UK and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The following table sets forth movements in the fair value of plan assets:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At April 1, 2003	546	176
Members’ contributions	2	—
Company contributions	28	9
Benefits paid	(14)	(4)
Actual return on assets	60	22

At September 27, 2003	622	203
Members’ contributions	3	1
Company contributions	34	10
Benefits paid	(29)	(11)
Actual return on assets	65	17

At September 25, 2004	695	220

The following table sets forth movements in the projected benefit obligation of the principal plans:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At April 1, 2003	773	237
Service cost	4	2
Members’ contributions	2	—
Interest expense	21	6
Benefits paid	(14)	(4)
Actuarial loss arising in the year	29	12

At September 27, 2003	815	253
Service cost	10	4
Members’ contributions	3	1
Interest expense	42	13
Benefits paid	(29)	(11)
Actuarial gain arising in the year	(13)	—

At September 25, 2004	828	260

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

The following pension benefit payments, are expected to be paid:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
2005	30.4	11.2
2006	31.2	11.5
2007	32.1	11.8
2008	33.0	12.2
2009	33.9	12.5
2010 – 2014	184.1	67.9

The percentages of the fair value of total plan assets held by major category of plan assets were:

	September 25, 2004	September 27, 2003

	(%)
Equities	50	48
Bonds	41	43
Property	9	9

	100	100

Goodwill under US GAAP by reportable segment

	September 25, 2004	September 27, 2003

	(£ million)
Pubs & Bars	109	109
Restaurants	80	80

Retail	189	189
SCPD	—	—

	189	189

There has been no impairment of goodwill either on the adoption of SFAS 142 or at the time of subsequent impairment tests.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	September 25, 2004	September 27, 2003

	(£ million)
Deferred taxation liabilities:

Excess of book value over taxation value of fixed assets	135	126
Deferred gains	49	49
Other temporary differences	2	1

	186	176

Deferred taxation assets:
Taxation effect of realized and unrealized losses	(6)	(5)
Pensions	(57)	(59)
Other temporary differences	(7)	(3)

	(70)	(67)
Valuation allowance	6	5

	122	114

Of which:
Current	(3)	(3)
Non-current	125	117

	122	114

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Accounting and disclosure of stock-based compensation

FAS 123 – Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 – Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, the Group’s proforma net income and basic and diluted earnings per ordinary share under US GAAP would be as indicated below:

	52 weeks ended
	September 25, 2004		September 27, 2003		September 28, 2002

	(£ million)
Net income:
As reported under US GAAP	122		101		168
Stock-based compensation, net of related tax effects, included in the determination of net income as reported	3		1		1
Stock-based employee compensation expense, under fair value based method for all awards, net of related tax effects	(3)		(3)		(3)

Proforma net income	122		99		166

Basic earnings per ordinary share:
As reported under US GAAP	23.5	p	19.5	p	32.4	p
Proforma basic earnings per ordinary share	23.5	p	19.1	p	32.0	p
Diluted earnings per ordinary share:
As reported under US GAAP	23.3	p	19.4	p	32.4	p
Proforma diluted earnings per ordinary share	23.3	p	19.0	p	32.0	p

The amounts shown above for stock-based employee compensation expense under fair value accounting have been calculated using the Black-Scholes option pricing model. The following assumptions have been used for valuing share options granted by the Group:

	September 25, 2004	September 27, 2003	September 28, 2002

	(%)
Annual dividends	4	4	5
Expected volatility	31	23	26
Risk free interest rate	5	4	5

New US Accounting Standards adopted in year ended September 25, 2004

SFAS 132(R) – ‘Employers’ Disclosures About Pensions and Other Postretirement Benefits’. This standard requires additional disclosures to be provided in respect of the Group’s pension plans. The relevant disclosures are given in Note 6 of Notes to the Financial Statements and earlier in this note.

New US Accounting Standards not yet adopted

In December 2004, the FASB issued SFAS No. 123(R) – ‘Accounting for Stock-Based Compensation’. SFAS 123(R) replaces SFAS 123 and supersedes APB 25 and becomes effective for accounting periods that

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 30 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

begin after June 15, 2005. The statement eliminates the option to use APB 25’s intrinsic value method of accounting which was available under FAS 123. Under FAS 123(R), stock-based compensation is recognized in the financial statements based on the grant-date fair value of the awards (with limited exceptions). The fair value method is similar to the method in FAS 123 and an indication of its impact on the Group is provided by the disclosures given on page F-70.

New UK Accounting Standards not yet adopted

The UK Accounting Standards Board (“ASB”) has recently issued the following new accounting standards; FRS 20 “Share-Based Payment”, FRS 21 “Events after the Balance Sheet Date”, FRS 22 “Earnings Per Share”, FRS 23 “The Effects of Changes in Foreign Exchange Rates”, FRS 24 “Financial Reporting in Hyperinflationary Economies”, FRS 25 “Financial Instruments : Disclosure and Presentation” and FRS 26 “Financial Instruments : Measurement”. These standards were issued in order to align the text of UK accounting standards with that of International Financial Reporting Standards (IFRS) and are effective for accounting periods beginning on or after January 1, 2005. These standards will have no direct impact on the consolidated results of the Group as their requirements are already incorporated by IFRS, which the Group will apply in fiscal 2006.

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

As the restricted net assets of Mitchells & Butlers Retail Limited (see Note 18 of the Notes to the Financial Statements) represent more than 25% of the consolidated net assets of the Group at September 25, 2004, the following condensed financial information is presented in respect of Mitchells & Butlers plc, the parent company of the Group. Mitchells & Butlers plc was incorporated on October 2, 2002.

Profit and loss account	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Administration expenses	(1)	(5)
Other operating income	8	—

Operating profit	7	(5)
Dividends received from consolidated subsidiaries	54	—
Separation costs	—	(1)
Amounts written off investments	(2)	(3)

Profit/(loss) on ordinary activities before interest	59	(9)
Interest receivable	12	2
Interest payable and similar charges	(17)	(42)

Profit/(loss) on ordinary activities before taxation	54	(49)
Tax (charge)/credit on profit/(loss) on ordinary activities	(2)	13

Earnings available for shareholders	52	(36)
Dividends	(550)	(29)

Retained loss	(498)	(65)

Statement of total recognized gains and losses	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Earnings available for shareholders	52	(36)
Exchange differences	(1)	2

Total recognized gains/(losses) for the year	51	(34)

Balance sheet	September 25, 2004	September 27, 2003

	(£ million)
Fixed asset investments	1,740	1,743

Current assets:
Debtors	280	597
Investments	77	1
Cash at bank and in hand	66	—

	423	598
Creditors: amounts falling due within one year	(1,596)	(358)

Net current liabilities	(1,173)	240
Total assets less current liabilities	567	1,983
Creditors: amounts falling due after more than one year	—	(1,000)
Provisions for liabilities and charges	(34)	—

Net assets	533	983

Capital and reserves:
Called up share capital	37	37
Share premium account	12	4
Other non-distributable reserve	45	—
Profit and loss account reserve – distributable	439	942

Equity shareholders’ funds	533	983

SH1-1

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

Cash flow statement	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Net cash outflow from operating activities	(37)	(3)
Dividends received from consolidated subsidiaries	54	—
Returns on investments and servicing of finance	(4)	(41)
Equity dividends paid	(545)	—

Net cash outflow before management of liquid resources and financing	(532)	(44)
Management of liquid resources	(76)	(1)
Financing:
Issue of ordinary share capital	8	4
Net purchase of own shares by employee share trusts	(11)	—
Borrowings drawn down under syndicated loan facility	25	1,350
Borrowings repaid in respect of syndicated loan facility	(1,243)	(132)
Cash payment to former Six Continents PLC shareholders	—	(702)
Inter-company funding	1,924	(504)

Increase/(decrease) in cash and overdrafts	95	(29)

Notes to the condensed financial statements

The parent only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company’s investment in its subsidiaries is stated at cost less provision for permanent diminution in value. Investments in overseas holdings are denominated in foreign currencies and exchange differences arising on their translation are taken directly to reserves along with any exchange differences arising on foreign currency borrowings hedging those investments.

The Company does not have any unconsolidated subsidiaries.

The Company does not have any long-term debt obligations with external third parties. Amounts due to other group companies are repayable on demand.

The Company has contingent liabilities as described in Note 28 of the Notes to the Financial Statements.

The Company is party to a composite guarantee with other Group companies in connection with its day-to-day cash pooling arrangements. Any potential liability is capped at the level of in-hand balances held by the Company and any net overdraft of the group of companies subject to the arrangement. At September 25, 2004, the Company had an overdraft of £3 million and the group of companies had a small net cash balance. Therefore, at September 25, 2004, the Company did not have a contingent liability under the composite guarantee.

Cash dividends paid to Mitchells & Butlers plc from its subsidiaries are shown in the cash flow statement above. There were no dividends receivable at either September 25, 2004 or September 27, 2003.

The above information is prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences as they apply to the Group are summarized in Note 30 of Notes to the Financial Statements. An additional difference arises in respect of the parent only financial statements as investments in subsidiaries would be accounted for on an equity basis under US GAAP.

SH1-2

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP and shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are presented below, together with comprehensive income under US GAAP and a condensed cash flow statement presented under US GAAP.

Income	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Earnings available for shareholders in accordance with UK GAAP	52	(36)

Adjustments:
Equity in net income of subsidiaries	82	144
Pension costs	(27)	(10)
Deferred taxation	15	3

	70	137

Net income in accordance with US GAAP	122	101

Comprehensive income	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Net income in accordance with US GAAP	122	101
Other comprehensive income:
Transfer of minimum pension liability on April 1, 2003, net of tax of £109 million	—	(255)

Minimum pension liability, net of tax of £13 million (2003 £8 million)	31	19
Equity in other comprehensive income of subsidiaries	(9)	7

Comprehensive income in accordance with US GAAP	144	(128)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Equity in other comprehensive income amounts of subsidiaries	Total

	(£ million)
At October 2, 2002	—	—	—
Movement in the year	(236)	7	(229)

At September 27, 2003	(236)	7	(229)
Movement in the year	31	(9)	22

At September 25, 2004	(205)	(2)	(207)

SH1-3

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

Shareholders’ equity	September 25, 2004	September 27, 2003

	(£ million)
Shareholders’ funds as reported in accordance with UK GAAP	533	983
Adjustments:
Pension intangible asset	12	14
Fixed asset investments	429	396
Current assets:
Cash and cash equivalents	123	1
Cash at bank and in hand	(66)	—
Current asset investments	(57)	(1)
Non-current assets:
Pension prepayment	(140)	(98)
Creditors: amounts falling due within one year:
Proposed dividends	34	29
Provisions for liabilities and charges:
Accrued pension cost	(154)	(212)
Deferred taxation	92	89

	273	218

Shareholders’ equity in accordance with US GAAP	806	1,201

Statement of cash flows	52 weeks ended
	September 25, 2004	September 27, 2003

	(£ million)
Net cash provided by operating activities	13	(44)
Net cash used in investing activities	(20)	—
Financing activities:
Issue of ordinary share capital	8	4
Net purchase of own shares by employee share trusts	(11)	—
Equity dividends paid	(545)	—
(Decrease)/increase in overdrafts	(29)	29
Borrowings drawn down under syndicated loan facility	25	1,350
Borrowings repaid in respect of syndicated loan facility	(1,243)	(132)
Cash payment to former Six Continents PLC shareholders	—	(702)
Inter-company funding	1,924	(504)

Net cash used in financing activities	129	45

Net change in cash and cash equivalents	122	1
Opening cash and cash equivalents	1	—

Closing cash and cash equivalents	123	1

Supplemental disclosures of cash flow information:
Interest paid	16	43
Taxes paid	—	—

SH1-4

Back to Contents

SCHEDULE II

MITCHELLS & BUTLERS PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Bad debts written off	Balance at end of period

	(£ million)
52 weeks ended September 25, 2004
Provisions for bad and doubtful debts	3	—	(1)	2
52 weeks ended September 27, 2003
Provisions for bad and doubtful debts	2	1	—	3
52 weeks ended September 28, 2002
Provisions for bad and doubtful debts	2	—	—	2

SH2-1

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITCHELLS & BUTLERS PLC
(Registrant)

By: /s/ Tim Clarke

.................................................................
Name: Tim Clarke
Title: Chief Executive

Date:  February 24, 2005

S-1