Form 20-F
period 2005-02-24
MITCHELLS & BUTLERS PLC
filed 2006-02-28
CIK 1224480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED OCTOBER 1, 2005
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 001-31653

MITCHELLS & BUTLERS PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

27 Fleet Street
Birmingham B3 1JP
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 7 1/12p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 7 1/12p each                           500,438,040

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes          No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one).

        Large accelerated filer                           Accelerated filer                           Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17         Item 18

If this is an Annual Report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No

Back to Contents

Back to Contents

Back to Contents

INTRODUCTION

As used in this document, except as the context otherwise requires, the terms:

•	‘Beer Orders’ refers to the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Brewers and Wholesale Prices) Order 1989;

•	‘Business Franchise’ refers to arrangements whereby the Company enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and advice (including IT systems, menu support, etc.);

•	‘Britvic’ refers to Britannia Soft Drinks Limited;

•	‘Buy-back’ refers to the £100 million program undertaken by the Company during fiscal 2005 to repurchase and cancel, or hold in treasury or the Employee Benefit Trust, its shares;

•	‘Company’ or ‘M and B’ refers to Mitchells & Butlers plc;

•	‘Directors’ or ‘Board’ refers to members of the board of directors of the Company either individually or collectively, as the context may require;

•	‘Exchange Act’ means the Securities Exchange Act of 1934 as amended;

•	‘InterContinental Group’ refers to InterContinental Hotels Group PLC and those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•	‘M and B Group’ or ‘Group’ refers to the Company and, where appropriate, those companies that became its subsidiaries or its subsidiary undertakings upon completion of the Separation;

•	‘ordinary share’ or ‘M and B share’ refer to the ordinary shares of 7 1/12p each of the Company following the share consolidation and to the ordinary shares of 5p each prior to the share consolidation;

•	‘SCPD’ refers to the Group’s property development business, which primarily comprises Standard Commercial Property Developments Ltd and Standard Commercial Property Securities Ltd;

•	‘Securitization’ refers to the refinancing of the Group’s debt completed on November 13, 2003 through the issuance of £1,900 million of secured loan notes by a wholly-owned Group subsidiary, Mitchells & Butlers Finance plc, which were secured against the majority of the Group’s UK pubs and pub-restaurants business;

•	‘Senior Management Team’ refers to the Board and the other senior management listed in ‘Item 6. Directors, Senior Management and Employees – Directors and Senior Management’;

•	‘Separation Transaction’ or ‘Separation’ refers to the transaction that separated Six Continents’ hotels business and soft drinks business from its retail business (herein referred to as ‘Retail’) completed on April 15, 2003. The Separation resulted in two separately listed holding companies, (i) Mitchells & Butlers plc, which is the holding company for Retail and SCPD, and (ii) InterContinental Hotels Group PLC, which was the holding company for the hotels business and soft drinks business, of the Six Continents Group;

•	‘Share consolidation’ refers to the share consolidation which took place on December 2, 2003 where for every 12 shares of 5p each, 17 new ordinary shares of 7 1/12p each were issued;

•	‘Six Continents’ refers to Six Continents PLC prior to Separation (formerly known as Bass PLC or ‘Bass’);

•	‘Six Continents Group’ refers to Six Continents PLC and its subsidiaries prior to Separation;

•	‘VAT’ refers to UK value added tax levied by HM Revenue & Customs on certain goods and services; and

•	‘White Paper’ refers to an initial UK government or EU consultation document setting out proposed new legislation or directives.

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

Back to Contents

The Company’s consolidated financial statements appearing in this annual report are expressed in UK pounds sterling. In this document, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to United States (US) currency, references to ‘euro’ or ‘€’ are to the euro, the currency of the European Economic and Monetary Union, and references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to United Kingdom currency. Solely for convenience, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at the rate of £1.00 = $1.77, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2005 (the last available date in the fiscal year). On February 10, 2006 the noon buying rate was £1.00 = $1.75. For information regarding rates of exchange between pounds sterling and US dollars from fiscal 2000 to the present, see ‘Item 3. Key Information – Selected Consolidated Financial Information – Exchange Rates’.

The Company’s fiscal year ends on the Saturday directly preceding or directly after September 30 of each year. The Company’s fiscal years can therefore vary in length from 52 to 53 weeks. References in this document to a particular year are to the fiscal year unless otherwise indicated. For example, the Company refers to the 53 weeks ended October 1, 2005 as fiscal 2005, and other fiscal years in a similar manner as follows:

Fiscal 2004	52 weeks ended September 25, 2004
Fiscal 2003	52 weeks ended September 27, 2003
Fiscal 2002	52 weeks ended September 28, 2002
Fiscal 2001	52 weeks ended September 29, 2001

The Company’s consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (‘UK GAAP’) which differ from those generally accepted in the United States (‘US GAAP’). The significant differences applicable to the M and B Group are explained in Note 31 of Notes to the Financial Statements.

On July 19, 2005, the Company voluntarily terminated its American Depositary Receipt (‘ADR’) program and on August 5, 2005, delisted from the New York Stock Exchange. The Directors decided to terminate the ADR program and delist because the listing was a legacy of the Separation and participation in the ADR program had reduced substantially since demerger, reflecting the fact that the Company does not operate in the US. Holders of ADRs were entitled to exchange their M and B American Depositary Shares (‘ADS’) by September 16, 2005 for the appropriate number of underlying M and B ordinary shares. On September 19, 2005, the Bank of New York, as depositary for the ADR program, sold the ordinary shares in respect of M and B ADSs not submitted for exchange by September 16, 2005.

In addition, in view of the significant and disproportionate costs to the Company of maintaining a US registration, the Company intends to examine ways in which it may terminate its Exchange Act registration in due course. On February 2, 2006, the Company’s shareholders approved an amendment to the Articles of Association that allows the Board of Directors to require certain US shareholders to sell their ordinary shares so that the Company may be certain that the number of US shareholders is below the appropriate threshold to enable the Company to deregister. The Board of Directors is currently considering the implementation of this provision and an announcement will be made promptly when a decision is taken to invoke it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. Such statements in the Form 20-F include, but are not limited to, statements under the following headings: (i) ‘Item 4. Information on the Company’; (ii) ‘Item 5. Operating and Financial Review and Prospects’; (iii) ‘Item 8. Financial Information’; and (iv) ‘Item 11. Quantitative and Qualitative Disclosures about Market Risk’. Specific risks faced by the Company are described under ‘Item 3. Key Information – Risk Factors’. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for the Group’s sites; the effect of economic conditions and unforeseen external events on the Group’s business; the availability of suitable properties and necessary licenses; consumer and business spending; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by the Group and its competitors; changes in key personnel; changes in the cost and availability of supplies, and in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of the Group to maintain appropriate levels of insurance; the maintenance of the Group’s IT structure; competition in markets in which the Group operates; political and economic developments and currency exchange fluctuations; economic recession; management of the Group’s indebtedness and capital resource requirements; material litigation against the Group; substantial trading activity in the Group’s shares; the reputation of the Group’s brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group’s pension schemes; and the weather.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary

The selected consolidated financial information set forth below at the end of fiscal 2005 and 2004 and for fiscal years 2005, 2004 and 2003 is derived from the audited Consolidated Financial Statements of the Group included elsewhere in this Annual Report. The selected consolidated financial information set forth below at the end of fiscal 2003 and 2002 and for fiscal years 2002 and 2001 is derived from the audited Consolidated Financial Statements of the Group included in the Annual Report on Form 20-F for the year ended September 27, 2003. The selected consolidated financial information set forth below at the end of fiscal 2001 is derived from the audited combined financial statements of the Group included in its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on March 28, 2003. All of these audited financial statements have been audited by the Company’s registered independent public accounting firm, Ernst & Young LLP. The selected consolidated financial information set forth below, which has been restated where appropriate to accord with the Group’s current accounting policies and presentation, should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report.

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

The consolidated financial statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. A description of the significant differences and reconciliations of net income for fiscal 2005, 2004 and 2003 and shareholders’ equity at the end of fiscal 2005 and 2004 are set forth in Note 31 of Notes to the Financial Statements.

Back to Contents

Consolidated Profit and Loss Account
	2005(i)`	2005	2004 Restated (ii)	2003 Restated (ii)	2002 Restated (ii)	2001

	$	£	£	£	£	£
	(in millions, except for ordinary share amounts)
Amounts in accordance with UK GAAP
Turnover:
Pubs & Bars	1,694	957	913	873	863	828
Restaurants	1,234	697	641	614	605	561
Inns and other	—	—	—	—	—	161

Retail	2,928	1,654	1,554	1,487	1,468	1,550
SCPD	14	8	6	17	6	5

	2,942	1,662	1,560	1,504	1,474	1,555

Total operating profit before operating exceptional items:
Pubs & Bars	319	180	173	172	184	187
Restaurants	205	116	99	92	93	87
Inns and other	—	—	—	—	—	31

Retail	524	296	272	264	277	305
SCPD	2	1	1	2	1	1

	526	297	273	266	278	306

Operating exceptional items (iii)	(8)	(4)	(2)	(5)	—	—

Total operating profit	518	293	271	261	278	306

Non-operating exceptional items	2	1	2	(42)	(2)	(36)

Profit on ordinary activities before interest	520	294	273	219	276	270

Net interest payable and similar charges:
Interest on net debt	(186)	(105)	(101)	(55)	(43)	(58)
Exceptional interest	—	—	(2)	(8)	—	—

Net finance income/(expense) in respect of pensions	6	3	1	(2)	6	—

	(180)	(102)	(102)	(65)	(37)	(58)

Profit on ordinary activities before taxation	340	192	171	154	239	212

Taxation	(105)	(59)	(53)	(37)	(78)	(82)

Earnings available for shareholders	235	133	118	117	161	130

Per ordinary share: (iv)	$	£	£	£	£	£
Basic	0.46	0.26	0.21	0.16	0.22	0.18
Adjusted (v)	0.46	0.26	0.21	0.19	0.22	0.24
Diluted	0.45	0.26	0.21	0.16	0.22	0.18

Amounts in accordance with US GAAP
Net income	214	121	122	101	168	464

Per ordinary share (vi)	$	£	£	£	£	£
Basic	0.42	0.24	0.23	0.19	0.32	0.90
Diluted	0.41	0.23	0.23	0.19	0.32	0.90

All activities relate to continuing operations.

Footnotes on following page.

Back to Contents

Consolidated Balance Sheet Data

	2005 (i)	2005	2004 Restated (ii)	2003 Restated (ii)	2002 Restated (ii)	2001 Restated (ii)

	$	£	£	£	£	£
	(in millions)
Amounts in accordance with UK GAAP
Intangible assets	18	10	10	11	11	11
Tangible assets	6,223	3516	3,509	3,522	3,526	3,381
Non-current assets	—	—	—	11	—	13
Current assets	558	315	350	138	149	157
Total assets	6,799	3,841	3,869	3,682	3,686	3,562

Amounts due to Six Continents Group companies	—	—	—	—	(831)	(825)
Other current liabilities	(620)	(350)	(326)	(508)	(229)	(256)
Long-term debt	(3,161)	(1,786)	(1,822)	(1,001)	(1)	—
Non-current liabilities	(335)	(189)	(184)	(178)	(193)	(173)
Net pension liabilities (net of deferred tax)	(175)	(99)	(114)	(170)	(139)	—
Shareholders’ funds/invested capital	(2,508)	(1,417)	(1,423)	(1,825)	(2,293)	(2,308)

Number of ordinary shares (millions) (vii)	500	500	524	736	734	734

Amounts in accordance with US GAAP
Intangible assets	380	215	220	221	200	202
Tangible assets	4,664	2,635	2,620	2,621	2,624	2,475
Current assets	563	318	353	139	150	158
Non-current assets	76	43	37	30	19	20
Total assets	5,683	3,211	3,230	3,011	2,993	2,855

Current liabilities	(575)	(325)	(294)	(479)	(1,060)	(1,081)
Long-term debt	(3,170)	(1,791)	(1,824)	(1,001)	(1)	—
Non-current liabilities	(312)	(176)	(152)	(118)	(171)	(154)
Net pension liabilities	(219)	(124)	(154)	(212)	—	—
Shareholders’ equity/invested capital	(1,407)	(795)	(806)	(1,201)	(1,761)	(1,620)

Number of ordinary shares (millions) (vii)	500	500	524	520	518	518

(i)	US dollar amounts have been translated at the noon buying rate on September 30, 2005 (the last available date in the fiscal year) of £1.00 = $1.77.
(ii)	Amounts in accordance with UK GAAP, with the exception of 2001 profit and loss account, are restated on the full adoption of FRS17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements). The results for fiscal 2001 have not been restated as necessary data is not available; 2001 amounts are therefore disclosed under SSAP 24 ‘Accounting for Pension Costs’. Amounts in accordance with US GAAP are restated to (a) reclassify lease premiums paid in relation to operating leases from tangible fixed assets to current and non-current assets, and (b) reclassify computer software from tangible fixed assets to intangible fixed assets. These reclassifications arose in connection with preparing to convert the Group’s financial statements from UK GAAP to International Financial Reporting Standards. None of these restatements have an impact on previously reported net income or shareholders’ equity under US GAAP.
(iii)	The operating exceptional items for fiscal 2005 can be allocated as £3 million to Pubs & Bars and £1 million to Restaurants. Due to the nature of the operating exceptional items relating to previous periods, it is not possible to provide a meaningful allocation of the costs to the operating segments.
(iv)	Under UK GAAP, basic, adjusted and diluted per ordinary share amounts for fiscal 2002 and 2001 are based on 734 million shares, being the number of M and B shares outstanding on Separation.
(v)	Under UK GAAP, adjusted earnings per share are disclosed in order to show performance undistorted by exceptional items, see Note 12 of Notes to the Financial Statements.
(vi)	Under US GAAP, basic and diluted earnings per ordinary share and, prior to termination of the ADR program, American Depositary Share amounts, are based on share numbers that have been retrospectively adjusted to reflect the reduction in share numbers resulting from the share consolidation that took place on December 2, 2003. Prior to termination of the ADR program, each American Depositary Share represented one ordinary share. See Note 31 of Notes to the Financial Statements.
(vii)	The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 4 million (2004 4 million, 2003 nil, 2002 nil, 2001 nil) were held in treasury (‘treasury shares’) and by employee share trusts. It has been assumed for fiscal 2002 and 2001 that the number of ordinary shares in issue on April 15, 2003, following separation from Six Continents was the number of shares in issue prior to this date. On December 2, 2003, the Company’s ordinary share capital was consolidated on a 12 for 17 basis. 520 million new ordinary shares of 7 1/12p each were issued in exchange for 736 million existing ordinary shares of 5p each. For amounts in accordance with US GAAP, the numbers of ordinary shares outstanding at the balance sheet date for 2003, 2002 and 2001 have been adjusted to reflect the share consolidation. No such adjustment is made under UK GAAP.

Back to Contents

Dividends

M and B paid a final 2005 dividend of 7.55p on February 6, 2006. Together with the normal interim dividend of 3.20p paid on June 30, 2005, this made a total normal dividend for the year of 10.75p. Looking forward, M and B intends to pursue a progressive dividend policy to deliver real growth in dividends from the level established in 2004.

The table below sets out the amount of dividends declared per ordinary share since incorporation on October 2, 2002. The dividends paid per ADS, prior to termination of the ADR program, have been translated into US dollars at the noon buying rate on each of the respective dividend payment dates. As the ADR program terminated on July 19, 2005, no final 2005 dividend is payable on ADRs.

		Fiscal year

		2006	2005	2004	2003

		(pence)
Per ordinary share :	Final for 2003	—	—	5.65	—
	Special interim for 2004	—	—	68.00	—
	Normal interim for 2004	—	—	2.85	—
	Final for 2004	—	6.65	—	—
	Interim for 2005	—	3.20	—	—
	Final for 2005	7.55	—	—	—

		(cents)
Per ADS:	Final for 2003	—	—	10.64	—
	Special interim for 2004	—	—	117.51	—
	Normal interim for 2004	—	—	5.17	—
	Final for 2004	—	12.50	—	—
	Interim for 2005	—	5.76	—	—

The special interim dividend for 2004 was paid based on the pre-share consolidation number of ordinary shares outstanding. All other dividends were paid based on the post share consolidation number of ordinary shares outstanding.

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the exchange rate for pounds sterling, based on the noon buying rate for pounds sterling expressed in US dollars per £1.00. The exchange rate on February 10, 2006 was £1.00 = US$1.75.

Back to Contents

	Month’s	Month’s
	highest	lowest
Month	exchange rate	exchange rate

August 2005	1.81	1.77
September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72
January 2006	1.79	1.74
February 2006 (through February 10, 2006)	1.78	1.74

	Period	Average
Fiscal year	end	rate (i)	High	Low

2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
2003	1.66	1.61	1.68	1.54
2004	1.80	1.79	1.90	1.66
2005	1.77	1.85	1.95	1.73

(i)	The average of the noon buying rates on the last day of each full month during the period.

Back to Contents

RISK FACTORS

This section describes some of the risks that could materially affect the Group’s businesses. The risks listed below are not the only ones that the Group faces – some risks are not yet known to the Group and some that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group, its turnover, operating profit, earnings, net assets, liquidity and capital resources. In such case, the market price of the Ordinary Shares may decline and investors may lose part or all of their investment.

General Risks

The Group is exposed to the risks of economic downturn

The Group is exposed to the risks of an economic downturn in the United Kingdom and to a lesser extent in Germany. A downturn in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income. The Group’s Alex sites in Germany have experienced lower revenues in previous years as a result of the current economic climate in Germany. In previous years, the Group’s sites in London also experienced lower revenues as a result of economic downturn, from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on September 11, 2001 in the United States, and also the ongoing conflict in the Middle East. The July, 2005 terrorist attacks in London also had an adverse impact on the Group’s London sites. The occurrence of similar events in the future or a future economic downturn (caused by increases in interest rates and falling property prices in the United Kingdom, for example) could have a similar impact on the Group’s business.

Changes to regulation may affect the cost base of the Group

Both in the United Kingdom and in Germany, the Group’s operations are subject to regulation, and further changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could also lead to increasing prices to consumers, which in turn may adversely affect demand and therefore revenues and profitability. See ‘Item 4. Information on the Company – Regulatory Environment’ for additional information on the regulation to which the Group is subject. In particular, some examples of the regulatory changes which could affect the Group’s cost base include:

•	additional EU or UK employment legislation, which could further increase labor costs. In particular, legislation related to the level of the national minimum wage is under annual review by the UK Low Pay Commission. The UK Trades Union Congress is seeking to raise the minimum wage, which is currently £5.05 per hour. Although the Government has effected increases in minimum wage materially above the rate of inflation and actual growth in labor productivity over the last four years, it is anticipated that the national minimum wage for adults will be raised by 30p to £5.35 per hour from October 2006. As over 50% of the Group’s retail employees are paid the minimum wage, an increase of this magnitude would materially increase the Group’s labor costs. Labor costs could further increase if the current legislation is changed regulating the maximum number of statutory holidays afforded to employees, the maximum number of hours an employee may be permitted to work and if the extent to which they may voluntarily opt-out is tightened by the European Union;

•	competition, consumer protection and environmental law changes, which could require the way it currently operates, which could result in higher costs and/or lower revenues for the Group;

•	clarification from the courts as to what constitutes ‘reasonable adjustment’ to prevent disabled customers being placed at a substantial disadvantage in terms of access to premises under the Disability Discrimination Act 1998, which may require further alteration and expenditure to that already made to certain of the Group’s sites;

•	the Licensing Act 2003, which became fully effective in November 2005. Responsibility for the administration of licensing now rests with local authorities, rather than magistrates. Pub operators wishing to change the hours of opening of their premises have to apply to the local authority for permission, submitting an operating plan. Local residents, the police and other relevant agencies have the right to object to the application on certain defined grounds, in which case the local authority must hold a hearing and reach a determination. Although the vast majority of the Group’s sites have been successful in their initial applications to extend previous hours of opening, there is a risk that future applications may not succeed and therefore further changes to existing hours will not be permitted. This may mean that the Group might not be able to take advantage of longer trading hours in certain of its premises and, as a result, lose customers to competitor businesses, which may have successfully obtained longer opening hours;

•	fees for license applications, which are determined by the Government, and were increased in January 2005 from the levels previously expected. An independent panel has been set up by the Government to review the level of licensing fees, which is due to issue a report of its finding in late 2006. If the fee levels were to be increased further this would increase the costs that will be incurred by the Group. Also, additional or more stringent licensing requirements could be imposed on the Group’s operations in the future, which could further increase costs; and

Back to Contents
•	in parallel with the recent reforms in England and Wales, the Scottish Parliament initiated a review of licensing law under the auspices of the Nicholson Committee. The Nicholson Committee’s Report was published in August 2003 and contained a number of proposals for the reform of licensing law in Scotland. Following a period of consultation. the Scottish Executive has published a draft Bill, which, if enacted in its present form, would substantially implement the recommendations of the Nicholson Committee. In the draft Bill, there is currently no provision which preserves a pub’s “grandfather” rights which could mean that the benefit of existing license extensions could be lost when a new application under the new licensing regime is submitted. This could result in a loss in revenue to some or all of the Group’s outlets in Scotland. Under the current legislative timetable, there will be an 18 month transition period commencing from February 2008 during which time licensees will have to submit applications for new premises and personal licenses which will be required from August 2009, when the new licensing regime becomes fully effective. It is too early to say precisely what impact the new regime could have on the Group’s business. However, it is likely that the Group will incur additional costs during the transitional period and more stringent licensing requirements could be imposed on the Group’s operations in the future, which could further increase costs.

The Group’s sites must compete with other pubs and restaurants and consumption at home

The Group’s pubs and pub-restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licenses, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. The large supermarket groups, in particular, are often selling alcohol at greatly discounted prices as an element of their marketing strategy. The Group may be forced to decrease prices in its outlets in order to compete with such lower prices in both the off-trade and the on-trade. For example, in 1995, 73% of all alcohol by value was purchased in pubs, clubs and restaurants. By 2004, this had dropped to 70%. Some supermarkets have also been granted 24 hour licenses to sell alcohol. The Group’s pubs and pub-restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse effect on the Group’s business operations and prospects.

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

Changes in gaming regulations may affect the Group’s revenue

Changes to current gaming regulations will come into effect from September 2007 as a result of the Gambling Act 2005, which was passed on April 8, 2005. The new legislation will include changes to the operation of AWP machines (amusement machines with prizes, i.e. ‘fruit machines’) (‘AWPs’) in pubs. The main area of the current legislation that will change which could impact the Group is that play by under 18 year olds will be illegal except on low stake and prize machines (although the Group already complies with a voluntary code to this effect). Other changes in the Gambling Act 2005 relate to the ability for casino operators to develop larger, regional casinos (similar to those operating in Las Vegas). Currently, the UK Government proposes to license eight small, eight large and one regional casino which could have an adverse impact on the number of customers using the Group’s AWP machines. The number of regional casinos could possibly be increased (eight were originally proposed), but this is considered to be unlikely until after 2010. There will also be changes to the categories of machines permitted in casinos, licensed betting offices, bingo halls, amusement arcades, family entertainment centers and motorway service stations, some of which may increase the competitive threat to the Group in respect of gaming. There is also a risk that the legislation may not effectively safeguard pubs and tenpin bowls in retaining their existing rights in relation to the number of AWPs they are licensed for. However, the Government has confirmed that it is its intention that pubs and tenpin bowls will retain their existing rights. These new gaming laws could nevertheless reduce the Group’s income from AWPs and reduce the number of customers using the Group’s outlets.

Changes in drink driving laws may affect the Group’s revenue

If the Government were to carry out a review of the legal blood alcohol limit for drivers and opted to reduce the permitted legal blood alcohol limit, it could discourage customers from driving to pubs and restaurants. This change could adversely affect trading in the Group’s rural and suburban pub and pub-restaurant sites and the Group’s income.

Back to Contents

 The EU noise directive may affect the Group’s revenue

The EU Physical Agents Directive 2001 (the ‘Directive’) is currently under discussion in the retail industry relating to the regulation of noise in the workplace. The Directive imposes reduced noise action thresholds on member states. The Government is required to introduce regulations in response to this Directive by February 2008 and has recently launched a consultation document to which the Company has responded. These regulations may discourage certain customers from patronizing those pubs whose current attraction is music or a less quiet environment. This could lead to a reduction in sales at some pubs and reduce the income received by the Group.

Legislation relating to smoking may affect the Group’s revenue

In November 2004, the Government issued a White Paper concerning smoking in public places in England and Wales for consultation. It proposed regulations prohibiting smoking in enclosed places including restaurants and pubs that prepare and serve food as from 2008. Under the White Paper, premises not preparing and selling food would be permitted to allow smoking, although smoking at the bar would be prohibited. In October 2005, the Government published the Health Bill, which provided that from Summer 2007, smoking would be prohibited in public places, including pubs and restaurants that serve food. However, in February 2006, faced with heavy criticism of its food based proposal, the Government gave Members of Parliament (‘MPs’) the chance to vote on whether to retain the food based ban, opt for a smoking ban in all pubs (except private members’ clubs) or opt for a total ban in all pubs and private members’ clubs. A majority of MPs voted to amend the Health Bill to legislate for an outright ban in all pubs and private members’ clubs, which is expected to come into effect in the summer of 2007 (or later if the Government chooses to give businesses more time to adapt).

Prior to the White Paper in 2004, the Group, together with other leading pub companies, had announced a voluntary initiative progressively to reduce the proportion of space in pubs in which smoking would be allowed to a maximum of 20% by 2009. Smoking at the bar would be prohibited altogether by the end of 2005. The Group engaged in the consultation following the White Paper, seeking to persuade the Government that its objective of reducing smoking would be more certainly achieved if the proposal concerning food was replaced by the industry voluntary initiative or a variation of it (for example, separate smoking rooms that are unmanned by staff). However, following the publication of the Health Bill in October 2005 and faced with the proposal of a food based smoking ban, the Group supported a complete ban on smoking in all licensed premises with no exemptions.

Assuming the proposals in the amended Health Bill remain unaltered and become legislation, smokers could be discouraged from visiting pubs and restaurants, preferring to drink, eat and smoke at home. When the legislation comes into force, the full ban on smoking in all pubs could have an adverse effect on the results of the Group’s business. In the meantime, the Group is continuing its implementation of the voluntary initiative and conducting trials of non-smoking pubs.

In Scotland, the Scottish Executive has decided to enact a complete ban on smoking in pubs, and this will take effect from March 2006. This could discourage customers who smoke from using pubs and this may have an adverse effect on the results of the Group’s businesses in Scotland which represent 5% of total Group sales. The Welsh Assembly may also seek to implement a complete ban on smoking. If implemented, this could have an adverse effect on the results of the Group’s businesses in Wales which represent 5% of total Group sales.

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

The Group is contractually bound to use certain suppliers. As part of its acquisition of the 550 former Allied Domecq sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until December 12, 2007 (which in fiscal 2005, represented 8.5% (by value) of the Group’s alcoholic drink purchases). 74% of the Company’s soft drinks (by value) are supplied by Britvic. If the Group is unable to satisfy its minimum purchase volume obligations to a material extent under the Carlsberg-Tetley and Britvic agreements, it is obliged to pay liquidated damages, which if paid could have an adverse effect on the Group’s business.

The interruption or contamination of the supply of food and drink to the Group’s sites or loss of a key office or part of the Group’s IT infrastructure may also affect the Group’s ability to trade.

The Group is a large commercial user of gas and electricity and is therefore subject to fluctuations in utility costs (for example, both gas and electricity costs have risen sharply during the last 12 months), which could have an adverse effect on the financial performance of the Group.

Seasonality and weather may adversely affect the Group’s business

Attendance levels at the Group’s pubs and pub-restaurants are generally higher during holiday periods, such as Christmas and New Year, and over bank holidays. Frequenting of pubs and pub-restaurants is slightly lower during the winter months than in the summer. Attendance levels at the Group’s pubs and pub-restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times). Inclement weather could have a negative effect on turnover generated by the Group’s pubs and pub-restaurants and, in turn, could have a negative effect on the results of the Group’s operations.

Back to Contents

The pub industry is subject to varying consumer perceptions and public attitudes

In the United Kingdom, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing Government concern over alcohol-related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. This heightened focus on alcohol and how it is retailed by the licensed trade (particularly in the high street and city centers), could result in measures being taken at a national or local level. Such measures could seek to restrict how the Group operates some of its venues (particularly pricing and promotional activity) and this could have a negative effect on the results of the Group’s operations. The Government in January 2005 published for consultation a report entitled ‘Drinking Responsibly’ setting out further proposals building on the new powers that will exist pursuant to licensing reform. New measures aimed at those who abuse the licensing laws include 24-hour bans for premises that repeatedly sell to underage drinkers, fixed penalty notices and banning orders for individual drinkers who behave in an anti-social manner and measures (for designated areas) aimed at recovering costs of policing, hospital treatment and street cleaning. Premises deemed to be contributing to anti-social drinking problems would be identified, given a period of time to tackle the problem, failing which they would be charged a contribution of the associated costs. Even well operated premises in such designated areas could however be required to contribute towards these costs. Currently, a bill giving effect to these proposals is before Parliament, which, if enacted in its current form, could have an adverse effect on the Group’s cost base.

The Group may fail to evolve its brands, formats and offerings in line with changing consumer tastes and requirements

Changes in consumer tastes in both food and drink (for example, there is heightened awareness of healthy eating) and demographic trends over time may affect the appeal of the Group’s pubs and pub-restaurants to consumers, especially if the Group does not anticipate, identify and respond by evolving its brands, formats and offerings adequately and sufficiently promptly to reflect changes in consumer requirements and preferences, particularly the growth in the eating out market. This could have a negative impact on the Group’s financial performance.

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

Competition for high quality managers

The Group hires pub managers to operate all of its managed outlets. The Group’s outlets compete with other managed pub companies to attract high quality managers and some of these companies may have greater financial and other resources than the Group. The Group’s major competitors include JD Wetherspoon, Wolverhampton & Dudley, Greene King, Punch and Whitbread. If the Group is unsuccessful in convincing both existing and prospective employees that the overall combination of its properties, services and employment terms are more favorable than that of its competitors, existing managers may choose to leave the Group and work for its competitors, and prospective employees may choose to work for other companies.

In addition, individuals seeking to enter the pub operating business have several alternatives to being employed managing a pub, any of which may prove to be more attractive depending on personal circumstances. These include acquiring a pub freehold outright or joining one of numerous independent leased or tenanted pub companies as a lessee or tenant. Licensed restaurants, cafés and bars can also offer attractive business opportunities for the type of employee that the Group generally employs. The Group may not be successful in convincing prospective employees of the benefits of managing its pubs and the Group may fail to hire or retain high quality employees as a result.

Declining sales of beer in pubs in Great Britain

A significant proportion of the Group’s turnover is derived from the sale of beer to its customers. In recent years, sales of all beer (by volume) in pubs in the United Kingdom have decreased, principally as a result of pub customers showing increased demand for non-beer products such as wine and other alcoholic beverages, and increased expenditure on food along with a decline in the number and proportion of male pub visitors. Growing health and drink driving concerns, as well as the ability to purchase canned or bottled beer at lower prices in many off-licenses and supermarkets, have also contributed to the downward trend in beer sales at pubs. Accordingly, the Group’s outlets do and will continue to offer a broad selection of non-beer alcoholic drinks, as well as soft drinks and a wide range of food, to continue to attract customers. If the Group is not able to grow successfully its other income streams for other products, a continued decline in the British beer market could have an adverse effect on the Group’s turnover and overall financial performance.

Back to Contents

National and international food safety scares and health issues

The Group is susceptible to localized national or international scares as a result of food contamination that can have an adverse impact on both the supply and demand of certain food products. For example, if there was an international food safety scare, there could be an adverse impact on food sales in the Group’s food-led outlets particularly in its Restaurant division. Similarly, if food supplies are interrupted, the Company may be forced to consider alternative suppliers or alternative products.

Other food hygiene issues may affect the Group, either on an outlet by outlet basis, by brand, or across the Group as a whole. Negative publicity and the cost of legal proceedings and/or fines relating to a hygiene incident in a brand or across the whole Group could have an adverse effect on the Group’s financial position.

The outbreak on a national or international level of illnesses that can be transmitted human to human (sometimes referred to as ‘epidemics’ or ‘pandemics’) may adversely affect the Group. Customer demand could fall as a result of large numbers of the population contracting the illness or being fearful of contracting the illness. Such outbreaks could also impact on the ability of the Group to have sufficient numbers of staff to operate some or all of its outlets and/or manage the Group's business at the corporate center. This could have an adverse effect on the Group’s turnover and overall financial performance.

IT infrastructure

The Group is reliant on its IT systems and maintains a program of developing its systems to suit its business requirements. However, there is a risk of systems failure centrally and at outlet level, either through intrinsic weakness in the systems themselves or through external power failures. Appropriate back-up systems are maintained, although it should be noted that it is not always practical or cost effective to cover every eventuality. A systems failure exceeding seven days (at outlet level) across all or a large number of outlets could require manual processes to be used for capturing sale transactions, which would mean that there would be no electronic transaction audit available after the seventh day. This could have an adverse impact on the financial performance of the Group.

The Group is exposed to funding risks in relation to the defined benefits under its pension schemes

The Group participates in defined benefit pension schemes (which were closed to new entrants during fiscal 2002). This gives rise to various funding risks for the Group. The main risks are:

(a)	an increase in the amount of contributions which are required to be paid to the schemes by the Group in order to account for past service benefit deficits and future service benefit accruals. Recent legislation allows the Pensions Regulator to challenge contribution strategies agreed as part of scheme specific funding discussions with trustees, which may mean the Group is required to shorten the period over which the deficit is funded;

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

Following the implementation of the Pension Protection Fund (‘PPF’) in April 2005, the Group is required to pay annual amounts in respect of the PPF levy. In the first year, the amount charged was based on flat rates per member and the total paid was £0.28 million. From April 2006, 80% of the PPF levy will be risk based, assessed on scheme-specific data. The details of the basis of calculation are not yet finalized, however, the basis of final consultation shows that the PPF levy for the year from April 2006 is currently projected to be approximately £0.25 million. The final determination will be announced in spring 2006.

An additional uncertainty is that changes to the statutory minimum funding requirement came into effect from November 2005, which may result in more onerous funding and contribution requirements for employers than those which currently apply, through a new ‘scheme-specific’ funding requirement. Recent legislation also means that the Pensions Regulator may be required to be notified of significant transactions in order to gain pre-clearance. Such clearance may include a requirement to increase the level of funding of the deficit in the short term.

Back to Contents

As a result of the funding deficits in the schemes identified in the latest actuarial valuations as at March 31, 2004, the Company agreed to make additional contributions to the schemes of £40 million (£20 million of which was paid in December 2004, £10 million of which was paid in October 2005 and £10 million of which will be paid in fiscal year 2007). These contributions are in addition to those agreed at the time of the Securitization in November 2003, when a total of £55 million was committed (£35 million was paid in November 2003, £10 million was paid in October 2004 and £10 million was paid in October 2005).

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

Financial covenants establish minimum net worth and debt service levels within the securitized business and restrict payments to shareholders such as dividends if specified free cash flow to debt service levels are not satisfied. Non-financial covenants include restrictions on the disposal of mortgaged properties and related matters, the disposal of assets other than mortgaged properties, the acquisition and substitution of permitted businesses, capital expenditure, estate management transactions and further positive and negative covenants. Breach of these covenants by the Group would constitute ‘loan events of default’, which could result in the Group’s borrowings becoming immediately repayable.

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

Risks for US Shareholders

Shareholders may not be able to effect service of process in the United States upon the Group and certain individuals or enforce United States court judgements against the Group or some of the Group’s Directors and officers

The Company is organized under the laws of England and Wales and all of its Directors and executive officers are resident outside the United States. Additionally, all of the Group’s assets and substantially all of the assets of its Directors and executive officers are located outside the United States and it has no place of business in the United States. As a result, shareholders may not be able to effect service of process in the United States against the Group or the Group’s Directors or executive officers or enforce the judgement of a US court against the Group’s Directors or executive officers in any action, including those predicated upon civil liability provisions of the federal securities law of the United States, either inside or outside the United States. Further, it may not be possible for shareholders to bring original actions based upon US federal securities laws in the courts of England and Wales, and there may be doubt as to the enforceability against the Group, its Directors or its executive officers in the United Kingdom, whether in original actions or in actions for the enforcement of judgements of US courts, of civil liabilities predicated solely upon the laws of the United States, including federal securities laws.

The Company intends to terminate its Exchange Act registration

In view of the increasing significant and disproportionate costs to the Company, both in terms of external advisers’ fees and senior management time of maintaining a US registration and because the registration itself arose as a legacy from the separation from Six Continents, the Company intends to examine ways in which it may terminate its Exchange Act registration in due course. On July 19, 2005, the Company terminated its ADR program and on August 5, 2005, delisted from the New York Stock Exchange. Holders of ADRs were entitled to exchange their M and B ADSs by September 16, 2005 for the appropriate number of underlying M and B ordinary shares. On September 19, 2005, the Bank of New York, as depositary for the ADR program, sold the ordinary shares in respect of M and B ADSs not submitted for exchange by September 16.

Back to Contents

On February 2, 2006, the Company’s shareholders approved an amendment to its Articles of Association to allow the Board of Directors to require certain US shareholders to sell their ordinary shares so that the Company may be certain that the number of its US shareholders is below the appropriate threshold to enable it to deregister. The Board of Directors is currently considering the implementation of this provision and an announcement will be made promptly when a decision is taken to invoke it.

If the Company terminates its Exchange Act registration, it will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F or other reports on Form 6-K. In addition, it will not be required to disclose financial information in accordance with US GAAP. The Company will continue to provide information to its shareholders in accordance with the requirements applicable to it in the United Kingdom.

Back to Contents

ITEM 4.     INFORMATION ON THE COMPANY

SUMMARY

M and B Business

The Group is the leading operator of managed pubs, bars and pub-restaurants in the United Kingdom. The Group’s high quality, predominantly freehold estate comprises approximately 2,000 sites throughout the United Kingdom and over 40 sites in Germany.

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

The following chart depicts how the Group’s UK pub and pub-restaurant brands are targeted by location or by primary occasion (drinks or food), together with the number of sites at October 1, 2005 for each:

	Drinks-led	Food-led

Residential	Ember Inns (170)	Vintage Inns (198)
	Sizzling Pub Co (169)	Harvester (128)
	Scream (87)	Toby Carvery (95)
	Arena (59)	Pub Carveries (39)

City Center	O’Neill’s (77)	All Bar One (42)
	Goose (39)	Browns (15)
Edward’s (25)
Flares (44)

The Group’s accommodation brands (Express by Holiday Inn (see page 61) and Innkeeper’s Lodge), the tenpin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown in the chart above, nor are the Group’s franchised pubs included in the numbers above.

Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co is focused on local drinking with ‘value for money’ pub food and Scream is aimed at students.

The Group also has over 600 formatted and unbranded pubs and pub-restaurants, which includes those trading under a Business Franchise.

The Group generated operating profits before operating exceptional items of £297 million (including £1 million of operating profit generated by SCPD) on revenues of £1,662 million (including £8 million of revenues from SCPD) in fiscal 2005, delivering a post-tax cash return on cash capital employed of over 10%.

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

Back to Contents

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

Over the 10-year period up to October 1, 2005, the Group has realized cash proceeds of over £1,600 million through disposals and has achieved a profit against book value of £152 million on disposals.

On July 19, 2005, the Company voluntarily terminated its ADR program and on August 5, 2005, it delisted from the New York Stock Exchange. The Directors decided to terminate the ADR program and delist because the listing was a legacy of the Separation and participation in the ADR program had reduced substantially since demerger reflecting the fact the Company does not operate in the US. Holders of ADRs were entitled to exchange their M and B ADSs by September 16, 2005 for the appropriate number of underlying M and B ordinary shares. On September 19, 2005, the Bank of New York, as depositary for the ADR program, sold the ordinary shares in respect of M and B ADSs not submitted for exchange by September 16.

In addition, in view of the significant and disproportionate costs to the Company of maintaining a US registration and because the registration itself arose as a legacy from the separation from Six Continents, the Company intends to examine ways in which it may terminate its Exchange Act registration in due course. On February 2, 2006, the Group’s shareholders approved an amendment to its Articles of Association that allows the Board of Directors to require certain US shareholders to sell their ordinary shares so that the Company may be certain that the number of its US shareholders is below the appropriate threshold to enable it to deregister. The Board of Directors is currently considering the implementation of this provision and an announcement will be made promptly when a decision is taken to invoke it.

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

Of the Group’s sites, 94% are managed. Managed pubs are generally owned by a pub company, such as the Group, or brewer and operated by a salaried manager and staff employed by the owning company, which prescribes the product range and detail of service style. They tend to be larger than leased/tenanted pubs and individual, independently owned pubs and have a higher average weekly take, or AWT, which the Company estimates is around £12,000. The Group’s managed sites have an AWT of £16,400, significantly ahead of the typical managed pub AWT.

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

UK Market Trends

The UK pub sector is influenced by trends for both eating out and drinking out. The value of annual sales in the drinking out sector is currently estimated at £28 billion, including VAT. Expenditure on drinking out has been growing steadily in line with inflation for the last 22 years, at an average rate of 5.5% per annum. The Company estimates that drink sales in pubs account for almost half of the overall drinking out sector, the balance being made up of drink sales in nightclubs, social clubs, hotels and restaurants.

Expenditure on eating out in the United Kingdom has been growing steadily ahead of inflation, at a rate of 9.6% per annum over the past 22 years. The annual sales value of the eating out sector is now estimated at £38 billion, including VAT.

Eating out in pubs has become increasingly popular. In 2003, total food sales by pubs accounted for approximately £6 billion and Mintel estimates that total food sales by pubs will grow to around £7 billion by 2006.

Historical market trends suggest that drinking out has been less responsive to changes in the overall economy than eating out, being more resilient in economic downturns than the eating out market, but with eating out showing greater growth during periods of high economic growth. However, the Company believes that during economic downturns, lower priced restaurants (including the Group’s pubs and pub-restaurants, where the average price of a main meal was £6) tend to be more resilient than higher priced restaurants, as customers trade down. Prices in the drinking out market are also now significantly ahead of equivalent prices in the off-trade (supermarkets and other liquor stores) and therefore drinking out may be more exposed to changes in the overall economy than in previous downturns. Frequenting of pubs and pub-restaurants is generally slightly lower during the winter months than in the summer. Attendance levels may also be adversely affected by inclement weather, especially during the summer or over the Christmas period, which are peak trading periods. Attendance levels are generally higher during holiday periods, such as Easter, Christmas, bank holidays and New Year.

Back to Contents

Key Drivers

There are a number of key market drivers shaping the future of the UK drinking out and eating out market:

•	economic climate – overall economic growth or decline and, in particular, overall changes in the level of consumer expenditure;

•	changes in demographics – for example, over the next five years, the number of 18-24 year olds (who are a key consumer group for the drinking out market) is forecast to grow by 6% and the number of persons aged 45 and above (who are a key consumer group for the pub-restaurant market) is forecast to grow by 7%;

•	broadened consumer appeal – an increase in the number of people visiting pubs from a wider selection of social and demographic groups (including women, families and older people) mitigating against a decrease in the frequency of visits by traditional, blue collar male pub users;

•	growth in food sales in pubs – food sales are estimated to account for over 25% of industry sales, more than double the level of 20 years earlier; this is partly due to consumers’ increasing propensity to eat out, a preference for informal dining and an improvement in the breadth and quality of the pub food offering;

•	product trends – sales of alcohol in pubs are rising (broadly in line with inflation) and there are continued shifts in demand in the beverages sector, with declining sales of draught beer in pubs being offset by sales growth in wine, spirits, bottled lagers and soft drinks;

•	branding – the growth in branded and formatted sites aiming to provide consistency of standards and customer service, with a view to attracting new customers, driving customer loyalty and increasing frequency of visits;

•	competition – the increased number of sites and higher levels of investment on the high street (main street) over the last seven to eight years has led to supply outgrowing demand. This, together with the increased price sensitivity of consumers, continuing price competition amongst licensed retailers on the High Street, and the rising levels of home consumption (partly due to the widening gap between the on-trade and off-trade price of alcohol) has resulted in an overall increase in competition; and

•	regulation – licensing reform in England and Wales (the Licensing Act 2003 which, since its implementation in November 2005, has resulted in slightly longer opening hours for many existing pubs and may restrict the granting of new licenses, particularly in residential areas) and in Scotland (proposed by the Nicholson Committee in August 2003, the changes to licensing law may result in longer opening hours and restrictions on certain promotional activities), changes in employment legislation (including the level of the UK national minimum wage), changes in the gaming legislation, which may reduce income from the Group’s gaming machines, the forthcoming ban on smoking in enclosed public spaces (all pubs from summer 2007 in England and Wales and all pubs in Scotland from March 2006) and other regulation relevant to the Group’s business.

Group Strategy

The Group’s strategy is to capitalize and build on its position as the leader in the managed pub and pub-restaurant sector in the UK, and to drive returns, cash generation and long-term earnings growth to create value for shareholders.

The Group intends to implement its strategy by aiming to:

•	Provide the best value experience available in the informal eating and drinking-out markets through a combination of a wide range of food and drink, high-quality amenity, excellent service and good price value;

•	Build on the active repositioning of the business over the past decade towards the faster growing eating-out market by pursuing strong growth in food sales and drinks market share gains;

•	Maximize returns from its £3.5 billion asset base by identifying the most appropriate brand or operating format that will generate the highest sales and profits from each trading property;

•	Continually evolve and develop its brands and formats in line with customer demand growth trends (particularly towards food, which now represents 31% of retail sales, compared with 11% a decade ago) in order to attract a wide and growing customer base; and

•	Combine the productivity benefits of unit scale with the purchasing and support cost benefits of corporate scale.

Back to Contents

ACQUISITIONS, DISPOSITIONS AND CAPITAL EXPENDITURE

During the past three fiscal years, the Group has:

•	invested cash capital expenditure of £167 million, £150 million and £151 million in 2005, 2004 and 2003, respectively. Of the £167 million spent in 2005, £61 million was invested in expansionary capital, over 89% of which was directed at pubs and pub-restaurants in residential locations; and

•	realized property disposal proceeds of £57 million, £51 million and £48 million in 2005, 2004 and 2003, respectively. Disposal proceeds of £57 million were achieved from the opportunistic sale of individual pubs or surplus pieces of land, taking advantage of the continued buoyancy in the property market.

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

	Fiscal Year				Fiscal Year

2005	2004	2003		2005	2004	2003

(%)			Turnover	(£ million)
			Retail
57.6	58.5	58.1	Pubs & Bars	957	913	873
41.9	41.1	40.8	Restaurants	697	641	614

99.5	99.6	98.9		1,654	1,554	1,487
0.5	0.4	1.1	SCPD	8	6	17

100.0	100.0	100.0	Total	1,662	1,560	1,504

2005	2004	2003		2005	2004	2003
	Restated	Restated			Restated	Restated

(%)			Operating profit before operating exceptional items (i) (ii)	(£ million)
			Retail
60.6	63.4	64.7	Pubs & Bars	180	173	172
39.1	36.2	34.5	Restaurants	116	99	92

99.7	99.6	99.2		296	272	264
0.3	0.4	0.8	SCPD	1	1	2

100.0	100.0	100.0	Total	297	273	266

(i)	Operating profit before operating exceptional items for fiscal 2004 and 2003 has been restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).
(ii)	Operating profit also excludes non-operating exceptional items (see Note 8 of Notes to the Financial Statements).

Back to Contents

PUBS & BARS

Overview

The Pubs & Bars division comprises the Group’s drinking out and entertainment-led sites. As at October 1, 2005, it had 1,267 managed sites, 695 of which were branded and 572 unbranded. The Pubs & Bars Division reported sales of £957 million and operating profit before operating exceptional items of £180 million in fiscal 2005.

The table below shows the number of the Group’s pubs and bars at the end of each of the last three fiscal years:

		Fiscal Year

Pubs & Bars	2005	2004	2003

Ember Inns	170	170	159
Sizzling Pub Co	169	156	125
Scream	87	90	91
O’Neill’s (i)	77	81	86
Arena	59	61	57
Goose	39	39	41
Edward’s	25	28	35
Hollywood Bowl	25	24	23
Flares/Reflex	44	37	32

Total branded sites	695	686	649
Unbranded sites (managed)	572	631	738

Total managed sites	1,267	1,317	1,387
Business Franchise (ii)	104	75	18
Leased sites	11	12	12

Total	1,382	1,404	1,417

(i)	Excludes four sites (2004 four, 2003 three) operating under franchise agreements.
(ii)	For a discussion of Business Franchise see ‘Item 4. Information on the Company – Pubs & Bars – Unbranded Pubs & Bars’ below.

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

Business Franchises

The Group has developed a system of Business Franchises, whereby it enters into a support agreement with a third party under which, for an annual fee, the Group provides goods and services (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). Broadly these are divided into true franchises and unbranded business franchises run by individual entrepreneurs. The Group retains ownership of the property and leases it for commercial rent. As at October 1, 2005 there were 104 franchises in operation and the Group has plans to transfer a further 24 sites to Business Franchises in fiscal 2006.

Leased Sites

The Group continues to lease to third parties a small number of pubs which it decided to retain on the disposal of its leased estate. These pubs may be converted to managed pubs or Business Franchises once the leases expire.

RESTAURANTS

Overview

The Restaurants division comprises the eating out and accommodation-led sites and includes 421 branded pub-restaurants such as Vintage Inns, Harvester and Toby Carvery, 71 unbranded pub-restaurants in residential areas and 57 brasserie restaurants in UK city/town centers under the brands of All Bar One and Browns. There are also 42 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer midscale/budget accommodation and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with the pub-restaurant.

In fiscal 2005, the Restaurants division reported sales of £697 million and an operating profit before operating exceptional items of £116 million.

The table below shows the number of the Group’s restaurants at the end of each of the last three fiscal years:

Restaurants	2005	2004	2003

Vintage Inns	198	206	203
Harvester	128	132	142
Toby Carvery	95	85	74
All Bar One	42	46	49
Browns	15	15	15
Alex (Germany) (i)	42	42	43

Branded	520	526	526
Unbranded (ii)	71	76	110

Total	591	602	636

(i)	Includes one All Bar One in Cologne but does not include five franchised outlets of Alex.
(ii)	Includes Pub Carveries format.

Accommodation is operated and managed by the associated restaurant. Accordingly, Express by Holiday Inn is no longer shown as a separate brand within Restaurants, and has been removed from the fiscal 2004 and 2003 comparatives to reflect this analysis. For the same reason, Innkeeper’s Lodge continues to be excluded from the table.

The Group’s Brands

The Group’s major UK restaurant brands are:

Residential

Back to Contents
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

Accommodation

The Group has 108 sites which offer accommodation above or adjacent to the pub-restaurant or pub with around 4,000 rooms. The accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

Unbranded Pub-Restaurants

There are currently 71 unbranded pub-restaurants, all of which are in residential areas. These are predominantly pub carveries and premium country dining sites.

Germany

The Group acquired the Alex business in 1998 (as an initial trial in transferring its branded chain licensed retail expertise to Germany, the European market most similar to the United Kingdom in terms of the drinking out sector) and has since expanded it to 41 managed sites. There are also five franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through the Group’s German subsidiary, Mitchells & Butlers Germany GmbH. Performance and returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs.

STANDARD COMMERCIAL PROPERTY DEVELOPMENTS

The other Group activity is property development, which for fiscal 2005 represented 0.5% of the Group’s turnover. In fiscal 2005, SCPD generated operating profit before operating exceptional items of £1 million on revenues of £8 million.

SCPD develops and sells land and properties in the United Kingdom on a limited scale. It has an existing development stock with a book value of around £17 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the Group’s sites.

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

Mitchells & Butlers (Property) Limited

Standard Commercial Property Developments Limited

MARKETING

The Group operates a portfolio of brands and formats, each of which has a distinct customer, service offer, product range and price point. The major marketing activities to drive sales therefore focus on:

Back to Contents

•	maintaining the relevance of brands and formats through the evolution of the range of drinks, menus, pricing activity, design and service innovation;

•	promoting brands and formats through national and local advertising (for example, Hollywood Bowl billboard posters), promotions (for example, ale festivals at Ember Inns, continental beer festivals at All Bar One) and public relations;

•	developing new formats to serve new audiences and demand patterns. The Group applies a rigorous brand management structure to its branded business, allied to an investment in consumer insight; and

•	developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions.

GEOGRAPHICAL ANALYSIS

The Group is well diversified geographically throughout the United Kingdom.

An approximate breakdown of the Group’s UK sales (as a percentage of total UK sales) based on regional sales figures in fiscal 2005 is set out below:

%

South East	21
Greater London	20
West Midlands	16
Yorkshire & Humberside	10
North West	7
South West	6
Scotland	5
East Midlands	5
Northern	4
Wales	5
East Anglia	1

TOTAL (i)	100

(i)	In fiscal 2005, sales in Northern Ireland accounted for approximately 0.1% of total sales.

Historically, the Group was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites in 1999 to reposition the estate, the Company believes that the Group now has a much more balanced presence across the United Kingdom.

The German business comprises the Alex brand and one All Bar One site (which opened in Cologne in fiscal 2002) and represented around 2% of the Group’s sales for fiscal 2005. Alex sites are located in many of the major cities in Germany.

KEY COMPETITORS

The Group’s pubs and pub-restaurants compete in a market that has been undergoing significant structural changes in recent years. Some brewers have exited from brewing activities altogether and sold off their leased and smaller managed pubs to focus on high margin branded assets or other interests, allowing new pub retailing companies to enter the market. In addition, financially leveraged companies have become more common in pub ownership; around 35% of pubs are now owned by financial institutions or highly leveraged companies, compared with only 2% in 1997.

Following this industry restructuring and consolidation, the Group’s key competitors (in the eating out and drinking out market) in the United Kingdom now include:

•	operators of managed sites, including Whitbread PLC, Punch Taverns plc, JD Wetherspoon plc, Wolverhampton & Dudley Breweries PLC, Greene King plc, Luminar plc Limited and R20 Ltd;

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc and Punch Taverns PLC;

•	smaller multiple and single pub operators and independently owned freehouses, clubs, nightclubs, wine bars, gastro pubs, restaurants, entertainment centers and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Gondola Holdings plc and The Restaurant Group Plc).

The Group’s pubs, bars and pub-restaurants also compete with home-based entertainment and the trend toward drinking at home.

Back to Contents

KEY SUPPLY PARTNERS

Despite the relatively low number of suppliers, no one food or drink or leisure supplier to the Group represents more than 15% of the total value of goods supplied. The Group is also contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), Retail entered into a Beer Supply Agreement in 2000 to purchase a minimum amount of certain specified products for a term of five years from that date; this Agreement expired in August 2005. Coors’ brands still represent approximately 20% of the Group’s alcoholic drink purchases although under new terms of supply. In addition, as part of the acquisition of the 550 former Allied Domecq Retailing Limited sites, the Group is contractually bound to purchase a fixed minimum volume of Carlsberg UK products until December 12, 2007 (which in fiscal 2005 represented 8.5% of the Group’s alcoholic drink purchases). The Group has a long-term supply agreement with Britvic ending in February 2008. Under the agreement, the Group has a minimum purchase obligation for Britvic soft drinks. In fiscal 2005 Britvic brands accounted for 74% of the Group’s soft drink purchases.

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

Legislation – Licensing Reform

England and Wales

The retail sale of alcohol in England and Wales was, until November 2005, governed by a licensing system set out in the Licensing Act 1964. Pubs – part of the ‘on-trade’ business – generally required a full on-license in order to sell alcohol on the premises. The license was generally held by the manager or landlord. That person had to satisfy the licensing authorities that, among other things, he/she was a fit and proper individual to hold such a license. The license would not be approved if the prospective licensee would have been prevented by other commitments from properly discharging his/her functions as a licensee.

Under the former licensing regime, on-licenses were renewed every three years and could be revoked at any time for serious cause, including violation by the manager or landlord or his/her employees of any law or regulation, such as those regulating the minimum age of patrons or employees, pub advertising and inventory control.

On November 24, 2005, the Licensing Act 2003 became law. The key changes that have been implemented are:

•	the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, license holders retain the right of appeal to the magistrates court. While the new regime has not fundamentally changed the regulatory structure of the licensed sector, in practice there are visible changes because each pub that wishes to vary its hours now has to submit details of its operating plan and all pubs now face greater scrutiny from police, local residents and other relevant agencies;

•	greater flexibility with respect to pub opening hours, as the former limits on late-night trading have been relaxed for some outlets, mainly for pubs in city and town centers away from residential areas, although generally to a very limited extent. While longer opening hours will undoubtedly have cost implications, the Group believes that this change may benefit pubs where there is a demand for an additional hour of trading in the evening, particularly at the weekends; and

•	a dual system of longer-term premises licenses and personal licenses, which has replaced the previous supplementary licenses described above for entertainment or extra hours. The new type of premises and personal license are both required to enable the premises to trade.

Regulations determine many of the practical implications of the new legislation. Premises license fees are calculated by reference to the rateable value of the premises and the nature and location of the premises (large pubs in city centers, which are predominantly drinks, led pay the highest fees). The premises and personal license fees payable are designed to enable the full recovery of costs for local authorities.

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

Back to Contents

In parallel with reform in England and Wales, the Scottish Parliament has initiated a review of licensing law under the auspices of the Nicholson Committee. The Nicholson Committee’s Report was published in August 2003 and contained a number of proposals for the reform of licensing law in Scotland. Some of the key proposals are:

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

Consultation on the proposed changes to the licensing system has now taken place following the publication of a White Paper in May 2004, and the Licensing (Scotland) Bill was published in early 2005. Although the Bill will be enacted in early 2006, there will be an 18 month transition period that only commences in February 2008, during which time licensees will have to submit applications for new premises and personal licenses, ahead of the implementation of the new licensing regime in August 2009. In addition to the proposals set out above, the draft Bill currently contains no provisions under which existing pubs are guaranteed at least their existing license rights, which means the benefits of existing license extensions could be lost when an application for a new premises license is submitted. It is also expected that the Scottish Parliament will introduce a right for licensing boards to impose a minimum selling price for alcohol in the on-trade.

Gaming Regulations

In fiscal 2005, income from AWP machines represented around 3% of the Group’s turnover. The Gaming Act 1968, along with subsequent legislation remains the key source of current gaming machine legislation which impacts the Group. However, the Gambling Act 2005 was introduced in April 2005 and has an initial impact on gaming machines only. The new Act will become fully effective from September 2007.

Until November 2005, liquor licensed premises were allowed to deploy AWPs with the permission of local Licensing Magistrates, but now the grant of permissions has transferred to local authorities. The Group does not expect there to be any material impact on its business from this transfer of licensing authority. The current maximum level of stake and prize for a single game is 30p and £25 respectively. The new Gambling Act is expected to make it illegal from September 2007 for under 18 year olds to play £25 prize AWP machines (these machines will be known in the future at “Category C” machines), although since 1978 the Group already abides by a voluntary code to this effect.

Much of the necessary detail around the Gambling Act will be contained in secondary legislation, guidance notes and codes of practice which are being developed by the Government and a new Gambling Commission in consultation with stakeholders during 2006 and the Group is actively involved in this process. The Government confirmed that pubs and ten-pin bowls will retain existing gambling machine rights. New licensed premises will be entitled to two AWPs (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance. In addition, the Government has indicated in notes accompanying the Gambling Act 2005 that Category C machines will retain the existing maximum permissible £25 prize, until a review takes place and the maximum permissible stake will increase from 30p to 50p. The effective date of the stake increase is currently understood to be September 1, 2007, but the leisure industry is lobbying the Government for an earlier increase in both the stake and prize. Any further deregulation of game payment methods is not expected until September 2007.

The Group continues to believe the Gambling Act will not particularly impact on the business providing existing rights are, as the Government has promised, adequately protected in secondary legislation, guidance notes and codes of practice. The Group believes that, on balance, the ultimate effect will be broadly neutral.

Drink Driving

The European Commission recommended in the ‘White Paper on European transport policy for 2010: time to decide’ of October 2002 that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known if or when an EU directive might come into force. The current legal limit in the United Kingdom is 0.8mg/ml (Road Traffic Act 1988, section 11(1) and (21)) and as car drivers and passengers account for 40% of pub visits, any such change to the legal limit may discourage customers who drive to pubs from visiting pubs. This change to the legislation could affect trading in the Group’s rural and suburban pub and pub-restaurant sites.

Back to Contents

 Employment Legislation

The Working Time Regulations 1998 (the ‘Regulations’) came into effect on October 1, 1998 and control the hours that employees are legally allowed to work. Under the Regulations, workers may only be required to work a maximum 48-hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protections in areas such as minimum rest periods, days off and paid leave. Many of the Group’s employees are covered by the Regulations and most of its licensed house managers have signed voluntary ‘opt outs’ which allow them to work longer than the average 48-hour week prescribed by the Regulations. Although the Government has successfully argued for the retention of the UK’s opt out in its current form for the next two to three years, in future, if the opt out remains at all, it is likely to be a much more restricted form and the conditions relating to the individual’s consent to opt out will be tightened.

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

Staff costs have increased in both pubs and pub-restaurants following the introduction of the National Minimum Wage of £3.60 per hour in 1999, which increased to £3.70 in 2000, to £4.10 in 2001, to £4.20 in 2002, to £4.50 in 2003, to £4.85 in 2004 and to £5.05 from October 1, 2005. The Low Pay Commission is due to recommend new pay levels to the Government in March 2006 for implementation in October 2006 and it is expected that it will recommend a further increase to £5.35 per hour. Historically, the Group has managed to partly offset increases in National Minimum Wage costs against increased labor productivity, i.e. through training, larger sites and more efficient staff rostering. The Group’s sales per staff hour have increased by some 14.5% during the past four years. However, further increases in productivity will be required to overcome further increases in National Minimum Wage

Food Regulation Standards

Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. Management believes that all of the Group’s sites comply with current and forthcoming UK Food Regulation Standards as a result of rigorous training, detailed manuals, full traceability and regular independent environmental health audits.

EU Noise Directive

The EU’s Physical Agents Directive 2001 (the ‘Directive’) is currently under discussion in the retail industry relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the Directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. The Group’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The noise levels from just conversation in a busy pub can reach 87 decibels. To legislate for the Directive, the Government recently introduced The Control of Noise at Work Regulations 2005, which will come into force on 6 April 2006 (April 2008 for the leisure/retail industry).

Legislation relating to smoking

In the UK, there is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed between the Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government which asked the licensed leisure industry to ensure that 50% of licensed premises were compliant with it by December 2002, and that 35% of those had either ‘no smoking’ areas or adequate mechanical ventilation.

The Group is in compliance with the Government’s request in respect of the charter. As part of its support for the charter, the Group has taken steps to ensure that:

(a)	investment schemes include requirements regarding charter compliance;

(b)	all new sites will be signed up to the charter; and

(c)	management training courses will cover the principles of the charter.

Prior to the issue of the Government’s White Paper on public health, the subsequent Health Bill and the announcement of the Scottish Parliament concerning smoking, in autumn 2004 the Group announced its own policy on smoking as part of an industry-wide initiative to increase the prevalence of no smoking areas in the UK’s pubs. The aim was to transform pubs into primarily no-smoking venues, with restricted and progressively reducing smoking areas. Under the policy, smoking at the bar was banned with effect from December 2005, although the vast majority of the Group’s estate already had banned smoking at the bar prior to this. Also, the Group now operates a policy that a minimum of 50% of restaurant/dining area space is non-smoking. In addition, under the initiative, from December 2005, smoking areas were to be restricted to a maximum of 65% of trading floor space, reducing to 20% by December 2009.

Back to Contents

In England and Wales, there has been a Governmental consultation exercise on legislation in respect of smoking in public places, which led to the publication of a White Paper on public health by the Government in November 2004. In October 2005, the Government published the Health Bill which stated that, from summer 2007, smoking would be banned in pubs in England and Wales that prepare and serve food. As food is prepared and served in the vast majority of the Group’s premises the ban (as originally proposed by the Government) would have applied to the vast majority of the Group’s estate, which may have discouraged smokers from using the Group’s pubs and pub-restaurants.

In response to the White Paper, there was widespread opposition to the Government’s proposals and popular support for an all out ban in all enclosed public places, in line with Scotland and various other countries in the world. The Group (amongst others in the industry) lobbied the Government to modify its proposals by either adopting the industry initiative or failing that dropping the use of food as the deciding factor in whether or not to allow smoking, and instead allow smoking in separate rooms with full ventilation. Once it was clear that the industry initiative did not find favor and that the Government was continuing to propose a food based ban as set out in the Health Bill put before Parliament, the Group publicly supported a complete ban on smoking in all licensed premises without exemptions in preference to the Government’s food based ban.

As expected, in the face of substantial political pressure, the Government gave MPs the chance to vote on whether to retain the food based ban, opt for a smoking ban in all pubs except private members’ clubs or opt for a total ban in all pubs and private members’ clubs. MPs voted in favor of an outright ban in all pubs and private members’ clubs in England. The Government originally indicated that the new legislation would come into effect in the summer of 2007, although this could be delayed until 2008 to give businesses more time to prepare for the ban. Given the experience of pub companies in other countries in which smoking in pubs and enclosed spaces has been banned, it may be some time following the implementation of any potential ban before the likely impact on the Group’s operations or financial condition can be properly assessed. In the meantime, the Company is currently implementing most aspects of the voluntary initiative outlined above. The Company has trialed no-smoking pubs in order to learn more about the impact on the business of a ban on smoking and is continuing to invest in the external areas of pubs in order to offer choice to customers who wish to smoke.

In Scotland, the Scottish Parliament announced in 2005 that it intends to legislate for a complete ban on smoking in all pubs, restaurants and work places (all confined public places). The legislation will be introduced in March 2006, using the Scottish Parliament’s devolved power to introduce its own laws on public health. Fines of up to £3,600 could be levied against infringers, namely pub customers and pub management. It is too early to say what the impact of such a ban could have on the Group’s outlets that are located in Scotland, which represent 5% of total Group sales. Whilst the Group is already preparing for the full ban in Scotland, there is still a risk of some loss of business, at least in the short term. As regards Wales, which represents 5% of total Group sales, the Welsh Assembly is expected to vote on whether smoking should be banned.

Alcohol Harm Reduction Strategy and the Government’s Proposals on Responsible Drinking

On March 15, 2004, the Government issued its National Alcohol Harm Reduction Strategy based on consultation carried out in 2003/04. The aim of this strategy is to prevent any further increase in alcohol-related harms in England and Wales and it contains a number of voluntary measures that aim to forge new partnerships between the health and police services, the drinks industry and local authorities and their communities. The strategy has included a campaign of test purchasing by the police and trading standards officers during summer 2004 to check whether both the on trade and the off trade were selling alcohol to those under 18 years of age. A further campaign of test purchasing also took place over the 2004 Christmas period. The Government proposes to take stock in 2007 of the effectiveness of the voluntary approach and may take additional steps, including legislation, if necessary. On January 21, 2005 the Government announced a further series of proposals to supplement the new powers that will exist under the new licensing regime and the National Alcohol Harm Reduction Strategy. The proposals aim to give both the police and local authorities greater powers to deal with excessive drinking and underage drinking. The proposals include tougher sanctions being imposed on individuals who commit alcohol and disorder related offences, 24-hour banning orders on premises selling alcohol where such premises repeatedly sell to underage drinkers, and powers for recovery of costs from pubs within areas of greatest disorder by introducing ‘Alcohol Disorder Zones’. The Government has supported the licensed trade to the pub industry and launching a code of practice aimed at banning irresponsible drinks promotions that encourage speed drinking and excessive consumption. The Group already has its own such Code of Practice in place. This Code of Practice is available on the Group’s website. The Government has produced a draft Bill giving effect to its proposals and this is currently before Parliament with possible implementation during the course of 2006. It is too early to assess the impact the Government’s proposals, if implemented in their current form, may have on the regulatory environment in which the business operates or the impact that, if implemented, they would have on the results of the Group’s operation or financial condition.

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

PROPERTY, PLANTS AND EQUIPMENT

Group companies own and lease property primarily in the United Kingdom. Over 99% of the net book value of land and buildings at the end of fiscal 2005 was in the United Kingdom. Approximately 91% of the properties by value were directly owned, with 4% held under leases having a term of 50 years or longer.

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

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

Back to Contents

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Overview

Mitchells & Butlers is the leading operator of managed pubs and pub-restaurants, with an estate of approximately 2,000 sites at October 1, 2005. The assets are predominantly freehold properties with a total net book value of £3.5 billion. The managed estate, comprising 1,858 pubs, is biased towards residential locations (70% of the estate) with the remainder on the High Street. With approximately 3% of the pubs in the UK, the Group achieves around 10% of pub industry sales as it has average weekly sales per pub of £16,400, which is over three times the industry average.

The UK pub industry consists of some 60,000 pubs in total, which can be broadly categorized into three business models: managed pubs; leased/tenanted pubs; and individual pubs. Managed pubs are generally owned by a pub company or brewer, operated by a salaried manager and with staff employed by the pub company which generally also prescribes the product range and details of the service style. Managed pubs tend to be physically larger than leased/tenanted pubs or independently owned pubs and have higher average weekly sales.

The value of annual sales in the drinking-out sector in the UK is estimated at £28 billion, inclusive of VAT (Office for National Statistics), of which around half is derived from pubs. Over the past decade the market has seen a continued decline in draught beer sales but this has been offset by growth in wine and soft drinks sales, leaving the drinking-out market broadly flat in real terms. Conversely, the eating-out market in the UK has grown by a compound annual growth rate of 7% over the past decade to £38 billion, inclusive of VAT (Office for National Statistics), of which the pub market accounts for around £6 billion. This growth is being driven by fundamental lifestyle and demographic changes, including the increasing number of women in employment; the rise in single households; and the growing spending power of the over 50s age group.

Mitchells & Butlers’ business strategy is to:
•	Provide the best value experience available in the informal eating and drinking-out markets through a combination of a wide range of food and drink, high-quality amenity, excellent service and good price value;

•	Build on the active repositioning of the business over the past decade towards the faster growing eating-out market by pursuing strong growth in food sales and drinks market share gains;

•	Maximize returns from its £3.5 billion asset base by identifying the most appropriate brand or operating format that will generate the highest sales and profits from each trading property;

•	Continually evolve and develop its brands and formats in line with customer demand growth trends (particularly towards food, which now represents 31% of retail sales, compared with 11% a decade ago) in order to attract a wide and growing customer base; and

•	Combine the productivity benefits of unit scale with the purchasing and support cost benefits of corporate scale.

Mitchells & Butlers aims to grow sales and profits, generate higher cash returns and, because pub assets are generally valued as a multiple of their cash flows, achieve asset appreciation over time.

Mitchells & Butlers’ financing approach is designed to support this growth strategy, combining an efficient balance sheet with appropriate flexibility to continue to develop the business in the best interest of shareholders.

Presentation of Financial Information

Until fiscal 2003, the Company did not constitute a separate legal entity but, instead, its businesses comprised part of the Six Continents Group. However, the Company’s consolidated financial statements have been prepared as though it had existed as a standalone group throughout the periods presented. While the Company believes that the financial information set out in its consolidated financial information for periods prior to Separation is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it always been an independently financed and managed public entity. In particular, the Company’s businesses historically were funded by Six Continents. Upon completion of the Separation, the Company assumed standalone debt. Debt levels were increased further in fiscal 2004 on completion of the Securitization and the return of £501 million to shareholders.

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

Back to Contents

KEY FACTORS AFFECTING RESULTS OF OPERATIONS

(i)	Consumer expenditure

The turnover and results of the group are affected by the level of consumer confidence and expenditure. A downturn in the UK economy could result in lower consumer expenditure and therefore lower revenues and reduced net income.

(ii)	Brands, formats and offerings

The turnover and results of the group are affected by the strength of its brands, formats and offerings. Changes in consumer tastes and demographic trends over time may affect the appeal of the Group’s pubs and pub-restaurants to consumers, especially if the Group does not anticipate, identify and respond by evolving its brands, formats and offerings adequately and sufficiently promptly to reflect changes in consumer requirements and preferences, which could have a negative impact on the Group’s financial performance.

(iii)	Regulation

The Group’s operations are subject to regulation. Regulation may be direct, such as Licensing Regulation and national minimum wage levels, or indirect such as the proposed legislation on smoking. Further changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could also lead to increasing prices to consumers, which in turn may adversely affect demand and therefore revenues and profitability.

(iv)	Supplier pricing

The results of the Group are affected by the cost of supplies received from third parties. Some costs, such as the Group’s energy supplies are linked to market movements outside of the control of the Group. Increasing costs from suppliers could have a negative effect on the results of the Group’s operations.

(v)	Seasonality

Attendance levels at the Group’s pubs and pub-restaurants are affected by the weather and the timing of major sporting events. Persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times) could have a negative effect on turnover generated by the Group’s pubs and pub-restaurants and, in turn, could have a negative effect on the results of the Group’s operations. Major sporting events, especially those in which British teams are successful, can also impact turnover. The absence of major events, or the poor performance of a British team could have a negative impact on the Group’s results.

CRITICAL ACCOUNTING ESTIMATES UNDER UK GAAP AND US GAAP

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditure of the period. Management evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates.

The Company believes the following critical accounting policies require significant judgement and/or the greatest use of estimates.

(i)	Tangible fixed assets

Under UK GAAP, the Group has tangible fixed assets with a net book value of approximately £3.5 billion at the end of fiscal 2005. Under UK GAAP, these assets are held at cost or valuation less depreciation in accordance with the policy outlined in Note 1 of Notes to the Financial Statements. The last valuation of properties was undertaken in 1999 and those valuations have been retained in the financial statements in accordance with applicable UK accounting standards. The Group now has a policy of not revaluing tangible fixed assets. Under US GAAP, revaluations are not permitted. Under both UK GAAP and US GAAP, depreciation is calculated to write off the cost or valuation, less the estimated residual value, on a straight line basis. Changes to the Group’s policies relating to the revaluation of assets, estimation of useful lives, residual values or other policies could have a material effect on the presentation of the Group’s financial position and results of operations. In particular, it is estimated that a change of one year in the expected useful life of each category of the Group’s depreciable fixed assets would have an impact of approximately £12 million to £14 million on annual Group operating profit. Further information relating to the Group’s accounting for tangible fixed assets is provided in Notes 1 and 31 of Notes to the Financial Statements.

Under both UK GAAP and US GAAP, the carrying value of tangible assets is tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Under UK GAAP, where indicators of impairment exist, the carrying value of an income-generating unit (‘IGU’) is assessed by reference to value in use, which is defined as the higher of present value of discounted cashflows and net realizable value. Under US GAAP, the initial assessment of an asset’s carrying value is by reference to undiscounted cashflows. To the extent that undiscounted cashflows do not support the carrying value, the fair value of the asset must be calculated and the difference from the current carrying value charged to the profit and loss account. In the absence of a triggering event, the Group performs an impairment review exercise twice a year; the first at the time of the Group’s interim results and the second at the year end. To date, there have been no events or changes in circumstances that have required the Group to perform detailed impairment calculations under either UK GAAP or US GAAP.

Back to Contents
(ii)	Goodwill

Under UK GAAP, goodwill acquired since October 1, 1999 is capitalized and amortized over its useful economic life. Such goodwill is allocated to the IGUs and assessed for impairment as set out above. A decrease of one year in the useful economic life of goodwill would result in an additional charge of less than £1 million per annum.

For the purposes of US GAAP, the Group adopted Statement of Financial Accounting Standard (‘SFAS’) No. 142 ‘Goodwill and Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill is capitalized and not amortized, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs. As explained in Note 31 of Notes to the Financial Statements, the Group performed an evaluation of its goodwill as at October 1, 2005, which has confirmed that an impairment charge is not required under SFAS 142.

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

For UK GAAP purposes, the Group adopted FRS 17 ‘Retirement Benefits’ for fiscal 2005, as explained in Notes 1, 3 and 7 of Notes to the Financial Statements. Under US GAAP, the Group applies SFAS 87 ‘Employers’ Accounting for Pensions’ as set out in Note 31 of Notes to the Financial Statements.

Under both UK GAAP and US GAAP, accounting for pensions involves judgement and assumptions to be made regarding uncertain events, including, but not limited to, future asset returns, rates of inflation, employee and pensioner demographics and discount rates. The Group has determined the assumptions it has adopted in discussion with its actuaries and believes that they are in line with practice generally. A list of the major assumptions used by the Group, many of which are inter-dependent, is set out in Notes 7 and 31 of the Notes to the Financial Statements. The use of different assumptions, and the outcome of events could have a material effect on the presentation of the Group’s financial position and results of operations. It would be impracticable to give the impact of the effect of changes in all of the assumptions used. However, and while it can be misleading to look at changes in assumptions in isolation, the following disclosures are provided to assist in an assessment of the impact of changes in the more critical assumptions.

The pensions cost in the profit and loss account is partly determined by assuming an estimated rate of return on assets held by the pension plans, most particularly equities. At October 1, 2005, it was assumed that equities would outperform fixed interest government bonds by 3.2 percentage points. A one percentage point change in this assumption would impact profit before tax by approximately £7 million under both FRS 17 and SFAS 87.

In assessing the liabilities of the pension plans, an assumption is made regarding future life expectancy. In respect of the Group’s plans at October 1, 2005, an increase of one year in this assumption would increase the balance sheet deficit by approximately £41 million and decrease profit before tax by approximately £3 million under FRS 17. Under SFAS 87, profit before tax would be reduced by approximately £5 million and the minimum pension liability recognized in other comprehensive income would be increased by approximately £40 million.

The rate used to discount the pension liabilities is determined by using the rate of return on high quality corporate bonds. As at October 1, 2005, a half percentage point decrease in the discount rate assumption would increase the balance sheet deficit by approximately £89 million and reduce profit before tax by approximately £2 million under FRS 17. Under SFAS 87, profit before tax would be lower by approximately £8 million and the minimum pension liability recognized in other comprehensive income would be approximately £87 million higher.

A half percentage point increase in the discount rate assumption would decrease the balance sheet deficit by approximately £79 million and increase profit before tax by approximately £2 million under FRS 17. Under SFAS 87 profit before tax would be higher by approximately £7 million and the minimum pension liability recognized in other comprehensive income would be approximately £77 million lower.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group is required to produce its first set of audited financial statements in line with International Financial Reporting Standards (‘IFRS’) for the 52 weeks ending September 30, 2006. Historically, the Group financial statements have been prepared in accordance with UK GAAP. The Group is required to publish one year of comparative information, which results in a date of transition to IFRS of September 26, 2004.

The adoption of IFRS has no impact on the underlying operations, cash flows or debt covenants of the Group. However, the new regime may lead to some increased volatility in reported numbers, particularly net assets.

The IFRS information presented below has been prepared on the basis of current interpretations of all IFRS and International Financial Reporting Interpretation Committee (‘IFRIC’) interpretations published as at December 7, 2005. These are subject to ongoing amendment by the International Accounting Standards Board (‘IASB’) and subsequent endorsement by the European Commission. In addition, the Group may need to review accounting treatments as a result of emerging industry consensus on the practical application of IFRS and further technical opinion. It is possible, therefore, that the financial information presented below could be modified by the time the Group publishes is first complete set of audited IFRS financial statements for the 52 weeks ending September 30, 2006.

Back to Contents

IFRS 1 First-time Adoption Choices

IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ sets out the rules that the Group must follow when it adopts IFRS for the first time. Under this standard, the Group is required to establish its IFRS accounting policies as at October 2, 2005 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, September 26, 2004.

A full set of the IFRS accounting policies that the Group intends to adopt can be found within the investors section of the Group’s website, at www.mbplc.com/ifrs.

IFRS 1 provides a number of optional exceptions to the general principle of retrospective application. Set out below is a description of the significant first time adoption choices made by the Group.

Business combinations (IFRS 3)

The Group has elected to apply IFRS 3 ‘Business Combinations’ prospectively from the date of transition to IFRS rather than to restate previous business combinations.

Valuation of properties (IAS 16)

Under IAS 16 ‘Property, Plant and Equipment’ an entity must adopt either a cost or valuation model for valuing its property, plant and equipment. Consistent with its approach under UK GAAP, the Group has decided to continue with a cost model and has elected to take the exemption available under IFRS 1 to use the previous revaluations of its properties as deemed cost at the transition date.

Share-based payments (IFRS 2)

The Group has elected to apply IFRS 2 ‘Share-based Payment’ only to those equity settled awards that were granted after November 7, 2002 but not vested at January 1, 2005.

Pensions (IAS 19)

The Group has elected to recognize all cumulative actuarial gains and losses in relation to its defined benefit pension arrangements at the date of transition. Actuarial gains and losses arising after the transition date are recognized in full in the period in which they occur in a statement of recognized income and expense in accordance with an Amendment to IAS 19. These accounting treatments mirror those of FRS 17, which the Group adopted for 2004/05 under UK GAAP.

Financial Instruments (IAS 32 and IAS 39)

The Group had appropriate hedging documentation in place at the date of transition to IFRS and has therefore opted to restate its results for the 53 weeks ended October 1, 2005 under IAS 32 and 39.

The European Commission has endorsed an amended version of IAS 39, ‘Financial Instruments : Recognition and Measurement’ rather than the full version as published by the IASB. As the Group is unaffected by the amendments, its adoption of IAS 39 complies with both versions.

Back to Contents

Summary of Financial Impacts

The table below sets out the impacts of IFRS on the Group results for the 53 weeks ended October 1, 2005 and Group net assets at October 1, 2005 and September 26, 2004.

	Profit before tax and exceptional items	Profit after tax and before exceptional items	Profit after tax and exceptional items	Net assets

	2005	2005	2005	2005	2004

	(£ million)
Under UK GAAP	195	133	133	1,417	1,423
Share-based payments	(2)	(2)	(2)	—	—
Leases	—	—	—	(3)	(3)
Reversal of dividend accrual	—	—	—	37	34
Holiday pay accrual	—	—	—	(6)	(6)
Pensions	—	—	—	(3)	(3)
Property, plant and equipment	—	—	—	(24)	(24)
Derivatives	—	—	—	(35)	(10)
Tax	—	2	(1)	(200)	(231)

Under IFRS	193	133	130	1,183	1,180

Balance sheet reclassifications :
Property, plant and equipment				(42)	(37)
Intangible assets – computer software				16	19
Non current assets held for sale				9	—
Non current pre-payments – lease premiums				16	17
Current pre-payments – lease premiums				1	1
Short term investments				(70)	(124)
Cash and cash equivalents				70	124

Earnings per share :	UK GAAP	IFRS

	(pence per share)
Basic	26.0	25.4
Basic before exceptional items	26.0	26.0
Diluted	25.6	25.1

Description of IFRS Adjustments

The above adjustments, which reconcile UK GAAP to IFRS, are explained as follows:

Share-based payments (IFRS 2)

IFRS 2 requires all share options and employee share awards to be expensed in the profit and loss account with the expense measured at fair value at date of grant and generally charged over the vesting period of the scheme. Under UK GAAP, SAYE schemes were exempt from a charge and the expense recognized in respect of other schemes was based on the intrinsic value at date of grant and charged over the performance period of the scheme.

The Group has used a combination of Black Scholes, Binomial and Monte Carlo simulation models to calculate fair values depending on the conditions attached to the particular share scheme.

The additional pre tax charge arising from the adoption of IFRS 2 is £2 million for the 53 weeks ended October 1, 2005.

Pensions (IAS 19)

The Group will account for pensions under IFRS in the same way as that already applied under UK GAAP (FRS 17). In particular, actuarial gains and losses are recognized in full in the statement of recognized income and expense. There is, however, a small difference in the valuation of pension scheme assets which are valued at bid price under IFRS rather than mid-market price under UK GAAP.

The impact of this difference is to increase the pension deficit recorded under IAS 19 by £3 million at both October 1, 2005 and September 26, 2004 with no material effect on the income statement for the 53 weeks ended October 1, 2005.

Dividends (IAS 10)

Under IAS 10 ‘Events after the Balance Sheet Date’, dividends declared after the balance sheet date are not recognized as a liability.

Back to Contents

The effect of this change is to increase net assets by £37 million at October 1, 2005 and £34 million at September 26, 2004.

Holiday pay accrual (IAS 19)

As a result of the specific guidance in IAS 19, the Group has recognized an additional accrual for holiday pay.

The impact is to reduce net assets by £6 million at both October 1, 2005 and September 26, 2004 with no material effect on the income statement for the 53 weeks to October 1, 2005.

Property, plant and equipment (IAS 16)

Under IFRS, the Group will cease to capitalize certain low value short lived assets.

The effect is to reduce net assets by £24 million at both October 1, 2005 and September 26, 2004 with no material effect on the income statement for the 53 weeks to October 1, 2005.

Financial instruments (IAS 39 and IAS 21)

IAS 39 ‘Financial Instruments: Recognition and Measurement’ requires all derivative financial instruments to be included on the balance sheet at fair value and contains provisions that restrict the use of hedge accounting. If hedge accounting cannot be applied, any changes in fair value are reported in the profit and loss account. There are no equivalent provisions in UK GAAP.

The Group uses interest rate and currency swaps to fix the interest rate payable on the floating rate tranches of its secured loan notes. These derivatives have qualified for cash flow hedge accounting since IFRS transition so that changes in fair value are recognized in equity in a ‘hedging reserve’ until such point as the transactions which are being hedged are reflected in the profit and loss account. As these hedging relationships have been highly effective, cash flow hedge accounting has avoided earnings volatility in the 53 weeks to October 1, 2005 and is expected to do so going forward. However, the value of the Group’s net assets at each reporting date is impacted by the changes in the fair value of the derivatives recorded in the hedging reserve. As a consequence, the Group’s net assets have been reduced by £35 million and £10 million at October 1, 2005 and September 26, 2004, respectively.

Under IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ the Group’s US dollar denominated secured loan notes are translated at period end exchange rates with exchange differences passing through the profit and loss account. However, as the Group has been able to apply hedge accounting, there is an equal and opposite transfer from the hedging reserve that removes the earnings volatility that would otherwise result. Under UK GAAP, the US dollar denominated secured loan notes were translated at the contracted exchange rates implicit in the underlying hedging arrangements.

Leases (IAS 17)

The Group holds a number of properties under operating leases. In accordance with IAS 17 ‘Leases’, lease premium payments made on entering into the leases, previously included in fixed assets under UK GAAP, have been reclassified as current and non current prepayments and amortized over the life of the lease. Amounts reclassified at October 1, 2005 and September 26, 2004 were £17 million and £18 million respectively. In the income statement for the 53 weeks ended October 1, 2005, depreciation of £1 million has been reclassified as lease amortization with no overall impact on reported profits. In addition, the revaluation previously attributed to the amount included in fixed assets has been reversed. This has reduced net assets by £3 million at both October 1, 2005 and September 26, 2004.

IAS 17 requires that the buildings element of leases on land and buildings is considered separately for the purpose of determining whether the lease is a finance or operating lease. IAS 17 also requires lease incentives to be spread over the full lease term rather than the period to the first rent review. In response to these requirements, the Group has undertaken a review of its leased property portfolio and concluded that no adjustments are required on transition to IFRS.

Computer software (IAS 38)

Computer software, which is not an integral part of a related item of hardware, is required under IFRS to be treated as an intangible asset. Under UK GAAP, all such software was included in tangible fixed assets.

The amounts reclassified to intangible assets are £16 million at October 1, 2005 and £19 million at September 26, 2004. In the income statement for the 53 weeks ended October 1, 2005, depreciation of £5 million has been reclassified as intangibles amortization with no overall impact on reported profits.

Assets held for sale (IFRS 5)

IFRS 5 requires that where the value of an asset will be recovered through a sale transaction rather than continuing use the asset is classified as held for sale. Assets held for sale are valued at the lower of book value and fair value less costs to sell and are no longer depreciated. Under UK GAAP there was no held for sale classification.

IFRS 5 has been adopted prospectively from September 26, 2004 resulting in a balance sheet reclassification of £9 million at October 1, 2005. There is no effect on the income statement for the 53 weeks to October 1, 2005.

Back to Contents

Deferred tax (IAS 12)

IAS 12 ‘Income Taxes’ requires deferred tax to be provided on temporary differences between the tax base and carrying value of assets and liabilities rather than just taxable timing differences under UK GAAP. As a result, the Group’s opening IFRS balance sheet at September 26, 2004 includes an additional deferred tax liability of £242 million relating to the revaluation of properties and gains previously rolled over into replacement assets. The equivalent additional liability was £223 million at October 1, 2005.

In addition, the tax effects of the other IFRS adjustments have resulted in a reduction in the overall deferred tax liability of £11 million at September 26, 2004 and £23 million at October 1, 2005.

Exceptional items (IAS 1)

IAS 1 ‘Presentation of Financial Statements’ does not contain an equivalent classification for the FRS 3 non-operating exceptional items that were shown below operating profit under UK GAAP. Such items, which do not relate to the underlying business performance of the Group and include profits and losses on the disposal of properties, will now be reported in operating profit, but shown as operating exceptional items. The Group will continue to highlight exceptional items by way of a columnar presentation on the face of the Group income statement. Exceptional items are those items which are separately identified by virtue of their size or incidence to allow a full understanding of the underlying performance of the Group.

Earnings per share (IAS 33)

While the denominator for basic EPS purposes is calculated in the same way as under UK GAAP, the denominator for diluted EPS purposes is different under IFRS due to the treatment of contingently issuable shares and the effects of IFRS 2.

For the 53 weeks ended October 1, 2005, under IFRS, the basic and diluted EPS denominators are 511 million shares and 518 million shares respectively. Under UK GAAP, the equivalent figures were 511 million and 520 million shares respectively.

Cash and cash equivalents (IAS 7)

IAS 7 ‘Cash flow statements’ changes the definition of cash used for the preparation of the cash flow statement. Under IFRS, cash and cash equivalents include cash at bank and other short term deposits and investments with an original maturity at acquisition of up to three months. Under UK GAAP, cash was restricted to deposits and investments repayable on demand.

NEW ACCOUNTING STANDARDS ADOPTED IN 2005

In fiscal 2005 under UK GAAP, the Group has adopted FRS 17 ‘Retirement Benefits’ in full for the first time. In prior years, the Group complied with the transitional disclosure requirements of this standard. FRS 17 has been adopted in full in light of the introduction of International Financial Reporting Standards; the measurement principles in the equivalent international accounting standard are similar to those in FRS 17. The change in accounting policy therefore provides investors with greater clarity of earnings and net assets going forward.

The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognized in the statement of total recognized group gains and losses. Further information on FRS 17 is provided in Notes 1 and 7 of the Notes to the Financial Statements. Previous accounting under SSAP 24 ‘Accounting for Pension Costs’ required the charging of regular costs and variations from regular cost in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pension schemes shown as either a prepayment or creditor on the balance sheet.

This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. In particular, restated earnings for fiscal 2004 of £118 million are £7 million lower than previously reported and restated shareholder funds at September 26, 2004 of £1,423 million are £219 million lower than previously reported. Further details of the restatements are provided in Note 3 of Notes to the Financial Statements.

The total pension cost of £14 million included within operating profit for fiscal 2005 compares to £45 million which would have been incurred under SSAP 24. The SSAP 24 cost would have been higher in fiscal 2005 than in fiscal 2004 reflecting the impact of the full actuarial valuations of the pension schemes at March 31, 2004. If FRS 17 had not been adopted, shareholders’ funds would have been £200 million higher at October 1, 2005 under SSAP 24.

OPERATING RESULTS

Fiscal 2005 Compared with Fiscal 2004

Accounting period

The 2005 financial year comprises 53 weeks. The comparator year, 2004, comprises 52 weeks. Unless stated otherwise, all information quoted is on a 53 versus 52 week statutory basis with the exception of like-for-like management trading information which is presented on a comparative 52 week basis, eliminating the results of the “extra” week in the 2005 financial year. The figures for 2004 have been restated in line with pensions accounting under FRS 17 which was adopted by the group in 2005.

Back to Contents

Group

Total sales for the year of £1,662 million were up 6.5% on last year including the benefit of the 53rd week and operating profit before operating exceptional items was up 8.8% . Like-for-like sales were strong in both the Residential and High Street businesses, reflecting continued market share gains.

Consistent with the Group’s overall strategy, management (and the retail industry in general) considers sales growth and ‘same outlet like-for-like sales growth’ to be key operational measures of performance. Same outlet like-for-like sales compares the sales reported by outlets fully operational in both of the fiscal years being compared on a 52 week basis, eliminating the results of the “extra” week in the 2005 financial year. Effectively the ‘same outlet’ measure removes the impact of acquisitions and disposals. The performance of uninvested outlets (removing those where expansionary investment of more than £30,000 has been spent in the current or previous year) is also analyzed by management as follows:

	Same outlet like-for-like sales growth*	Uninvested like-for-like sales growth*

Residential Pubs	5.7%	3.6%
High Street Pubs	3.3%	2.3%
Total	4.8%	3.0%

* 52 week basis

Note: Uninvested and same outlet like-for-like sales account for 89% and 96% of the estate respectively.

Same outlet like-for-like sales increases were driven by the success of ongoing sales and marketing activities. Food and drink volumes were up 9% and 4% respectively, on a same outlet 52 week basis, with average retail prices unchanged.

SCPD turnover was £8 million against £6 million in fiscal 2004 primarily through the sale of two developments in Burton-on-Trent and Bournemouth.

Total operating costs and overheads, excluding operating exceptional items, were £1,365 million in fiscal 2005, on a 53 week basis, compared with £1,287 million in fiscal 2004. Despite the much faster growth of the lower-margin food and wine categories, the overall percentage gross margin was broadly maintained, with additional purchasing gains being achieved. With strong volume performance and further cost efficiencies, the net retail operating margin was 0.4 percentage points higher than last year, having absorbed £17 million of regulatory and energy cost increases. As a result, total operating profit before operating exceptional items in fiscal 2005, on a 53 week basis amounted to £297 million, compared with £273 million in fiscal 2004. Operating profit from the retail estate at £296 million was up 8.8% on fiscal 2004 representing an increased net operating margin from 17.5% to 17.9% and the 53rd week. SCPD operating profit for the year was level at £1 million compared with the previous fiscal year.

Exceptional operating costs of £4 million were incurred during the year relating to the one-off costs of obtaining new licenses for all of the Group’s pubs and pub-restaurants as required by the Licensing Act 2003. The non-operating exceptional profit of £1 million arose on the disposal of pubs, often for alternative use.

The organic sales growth in the estate was supported by an investment programme of £167 million in the year. £106 million was invested to maintain the high levels of amenity in the pubs and the continuing evolution of the Group’s brands and formats. The balance of £61 million was spent on expansionary capital projects. During the year, six new pubs were opened and 80 existing pubs were converted to one of the Group’s brands or formats to uplift their sales and profits. In addition, 13 Innkeeper’s Lodges were developed on land adjacent to existing pubs.

Net capital investment during the year was £110 million as disposal proceeds of £57 million were achieved from the opportunistic sale of individual pubs or surplus pieces of land, taking advantage of the continued buoyancy in the property market.

Net Interest Payable and Similar Items

Net interest payable and similar items in fiscal 2005 was £102 million compared with £102 million in fiscal 2004.

The interest on net debt in fiscal 2005 was £105 million compared with £101 million (before exceptional interest) in fiscal 2004. The composition of the charge was interest payable of £116 million (2004 £100 million) in respect of the Group’s securitised debt, less £11 million (2004 £9 million) of interest income earned on surplus cash. During the early part of fiscal 2004, the Group also incurred an interest charge of £10 million in relation to the floating rate borrowings that were in place before the Securitization. As required by the terms of the Securitization, interest payable on the securitised debt is totally fixed through the use of interest rate and currency swaps.

Following the adoption of FRS 17, the Group has reported net finance income in respect of pensions of £3 million (2004 £1 million) representing the excess of the expected return on the scheme assets over the interest cost of the scheme liabilities.

Back to Contents

Taxation

The 53 week tax charge in fiscal 2005 represented an effective rate of 30.7% which compares with 31.0% in fiscal 2004.

The tax charge of £62 million before exceptional items represents an effective tax rate of 32.0%, which is higher than the UK statutory rate of 30% due to non-allowable items, in particular the depreciation of properties.

Earnings per share

In fiscal 2005, earnings totaled £133 million compared with £118 million in fiscal 2004. Basic earnings per share were 26.0 pence, compared with 21.1 pence in fiscal 2004. Diluted earnings per share, which reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes, were 25.6 pence in fiscal 2005 compared with 21.0 pence in fiscal 2004. The increase in adjusted earnings per share was 24.4% . In addition to the growth in operating profit, earnings per share have benefited from the share consolidation accompanying the return of funds to shareholders in 2003, the share buy-back programme during the current year, and the 53rd week.

Cash flow and capital expenditure

Net cash inflow from operating activities of £400 million was £22 million higher than in fiscal 2004. This increase was due to increased earnings before interest, taxation, depreciation, amortization and exceptional items of £32 million, a reduction in working capital inflows of £21 million and a reduction in exceptional expenditure and pension contributions of £11 million. Interest payments of £102 million were higher than the prior year due to a full year of the increased level of debt in place since completion of the refinancing and the return of funds to shareholders in December 2003. Net tax payments of £43 million were £9 million higher due to the receipt in fiscal 2004 of a refund from HM Revenue & Customs in respect of prior years. The net cash inflow for the year was £10 million, after expenditure of £101 million on share repurchases and cash receipts of £14 million in connection with the exercise of share options. This compared with a net cash outflow of £423 million in fiscal 2004, which was after the payment of the special dividend of £501 million. Net debt was £1,625 million at October 1, 2005.

Pensions

On an FRS 17 basis, the Group’s pensions schemes showed a deficit of £148 million at October 1, 2005 compared with £173 million at 25 September 2004. The reduction in the deficit reflects the benefit of £30 million of additional pension contributions paid in the year and improved investment returns, offset by an increase in liabilities following a reduction in the corporate bond rate used for discounting purposes. Full actuarial valuations of the Group’s pension schemes as at March 31, 2004 were finalised during the year. As a result, regular annual contributions to the schemes increased by £3 million during 2005. In addition, the Company has continued to make additional contributions to the schemes which amounted to £30 million during the year. A contribution of £20 million was paid shortly after the year end on October 21, 2005, representing the total commitment for additional contributions for the 2006 financial year. For 2007, a further contribution of £10 million is committed under the present agreement with the Trustees. The next actuarial valuation is planned to take place in line with the normal triennial cycle in 2007.

Retail

At the end of fiscal 2005 Retail’s estate consisted of 1,973 outlets of which 1,858 were managed. Of these, 1,215 were branded outlets, with 1,173 outlets across residential and city center locations throughout the United Kingdom and 42 sites in Germany.

Pubs & Bars

Turnover. At the end of fiscal 2005, the Pubs & Bars estate consisted of 1,382 outlets, of which 695 were branded outlets compared with the end of fiscal 2004 when the estate consisted of 1,404 outlets, of which 686 were branded outlets. Turnover in 2005 grew by 4.8% including the 53rd week. Same outlet like-for-like sales growth in the division was 3.4% and uninvested like-for-like sales growth was 2.1%, both on a 52 week basis. Drinks sales showed good growth despite a further 3.6% volume decline in the on-trade beer market over the last year and ongoing price competition from supermarkets. The emphasis has been on continuing to develop the range of products and price points that the Group offers, particularly in draught lager and speciality beers.

The branded local pubs in residential areas with strong food offers performed very well, as did the pubs in Central London overall, although their sales suffered since July, as a consequence of the terrorist attacks. By contrast, the unbranded local pubs with a lower food sales mix were more exposed to the beer market declines and our High Street circuit bars continue to face intense competitive conditions.

The number of managed units in Pubs & Bars reduced to 1,267 after 30 pubs were sold and 21 were transferred to operate under franchise agreements. There were on average 1,262 trading outlets during the year. A total of 45 conversions were completed, predominantly to residential brands and formats such as Sizzling Pub Co., Ember Inns and the Metro Professionals format. In addition, a new Ember Inn was opened, marking the first new site acquisition for this brand.

Operating Profit. Operating profit in Pubs & Bars before exceptional items was £180 million, 4.0% up on 2004 including the 53rd week. Despite continuing pressure on employment and energy costs, the net margin was 18.8% compared with 18.9% last year.

Back to Contents
Restaurants

Turnover. At the end of fiscal 2005, the Restaurants estate consisted of 591 outlets, compared with the end of fiscal 2004, when the estate consisted of 602 outlets. Turnover of £697 million in 2005 was up by 8.7% on the prior year, including the 53rd week. Same outlet like-for-like sales growth in the division of 6.9% and uninvested like-for-like sales growth of 4.4%, both on a 52 week basis, reflect excellent results, driven by the strength of the Group's brands, value offers and operating skills. By increasing the variety of dishes and extending the range of tastes being catered for, the Group has improved choice and attracted a wider customer base. This, combined with drinks value and range enhancements, has stimulated higher footfall and food volumes with the average pub-restaurant now selling over 1,800 main meals per week.

During the year, three new Vintage Inns and two Toby restaurants were opened. In addition, 35 pubs were converted to existing brands as well as the Company’s more recent offer developments in the Premium Country Dining market segment and the Pub Carvery format. Eight sites were sold and a further eight transferred to operate under franchise agreements. There were on average 584 trading outlets during the year.

Operating Profit. Operating profit before exceptional items for the Restaurants Division of £116 million was 17.2% up on 2004. This was due to the positive combination in Restaurants of strong volume performance, productivity improvements, the 53rd week and good cost control, with a corresponding increase in the net operating margin from 15.4% to 16.6% .

SCPD

SCPD aims to maximize the value of the Group’s surplus properties which are suitable for development. Turnover of £8 million (2004 £6 million) and operating profit of £1 million (2004 £1 million) were generated during the year, primarily through the sale of two developments in Burton-on-Trent and Bournemouth.

Fiscal 2004 Compared with Fiscal 2003

In 2005, the Group changed its accounting policy to account for pensions in line with FRS 17. Results for fiscal 2004 and fiscal 2003 have been restated accordingly.

Total sales for fiscal 2004 were £1,560 million, 3.7% ahead of 2003. Sales growth continued to be particularly strong in the residential sectors of the market, led by strong food sales growth, with total managed pub food volumes up 8% for the year. The high street businesses continue to gain market share in a competitive market.

Consistent with the Group’s overall strategy, management, and the retail industry in general, considers sales growth and ‘same outlet like-for-like sales growth’ to be key operational measures of performance. Same outlet like-for-like sales compares the sales reported by outlets fully operational in both of the fiscal years being compared. It removes the effect of acquisitions and disposals. The performance of uninvested outlets (removing those where development capital has been spent in the current or previous year) is also analyzed by management as follows:

	Same outlet like-for- like sales	Uninvested like- for-like sales

Residential Pubs	6.6%	4.8%
High Street Pubs	3.4%	1.5%
Total	5.6%	3.8%

Same outlet like-for-like sales were up 6.6% in the 70% of the Group’s pubs in residential areas. This growth was driven by five key brands in this area: Harvester, Toby Carvery and Vintage Inns in pub-restaurants, and Ember Inns and Sizzling Pub Co which are high quality local pubs with significant food sales. In the 30% of the estate in the high street, the increases of 3.4% in same outlet like-for-like sales resulted from three key factors; the customer differentiation of our brands such as All Bar One, Flares and O’Neill’s, a clear pricing strategy of every day good value; and recovery in the central London market in the second half of fiscal 2004.

SCPD turnover was £6 million against £17 million in fiscal 2003 due to fewer development projects being completed in the year.

The Group is contractually obligated to purchase minimum quantities of beer from its tied beer supply contracts as a result of previous demerger and acquisition arrangements. As these minimum purchase levels continued to fall in the year the Group has been able to increase its drinks range and sales volumes. Beer volumes were up 4%, underpinned by improvements in the range of premium, often imported, lagers and a widening of the regional cask ale range. Non-beer drinks volumes have grown by 10%. In wine, volume growth has been accelerated by the development of own label wines directly sourced from the vineyards, while soft drinks growth reflects the expansion of the fresh fruit juice range.

Management recognizes the need for effective promotional activity to maintain sales growth, but also monitors the impact on margins. By focusing promotional activity on those products that offer attractive margins, the benefit of mix improvements has helped to offset the margin investment, and more importantly, further increased cash gross profit.

Back to Contents

Total operating costs and overheads less other income, excluding operating exceptional items, were £1,287 million in fiscal 2004 compared with £1,238 million in fiscal 2003. Gross margins remained broadly in line with last year. Selective price reductions and increased promotional activity continued and the average price of food and drink reduced by approximately 2%. The profit impact of this reduction was offset by managing the product mix to maximize volume and overall profit contribution, and through the negotiation of improved terms from suppliers. In addition, the Group continued to deliver cost efficiencies to help offset increasing regulatory and other externally driven cost increases. Management maintained outlet employment costs at 24% of sales despite a 7% increase in the National Minimum Wage and has benefited from support cost savings following actions put in place during fiscal 2003.

Total operating profit before operating exceptional items in fiscal 2004 amounted to £273 million, compared with £266 million in fiscal 2003. Operating profit from the ongoing Retail estate at £272 million was up 3.0% on fiscal 2003 primarily as a result of the additional sales volumes and improvements in cost efficiencies more than compensating for the regulatory and other external cost increases noted earlier. SCPD operating profit for the year was down £1 million on the previous fiscal year at £1 million due to the completion of fewer development contracts in the year.

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

Net Interest Payable and Similar Items

Net interest payable and similar items in fiscal 2004 was £102 million compared with £65 million in fiscal 2003.

The interest on net debt before exceptional costs of £2 million (2003 £8 million), was £101 million in fiscal 2004 (2003 £55 million), reflecting the fixed rate interest payable and amortization of deferred issue costs arising from the £1,900 million of secured loan notes issued on Securitization in November 2003, net of interest income earned on surplus cash. Prior to November 2003, the Group had floating rate borrowings of around £1,300 million under a syndicated loan facility. In fiscal 2003 the net interest payable of £55 million, before exceptional costs of £8 million comprised net external interest of £32 million and net amounts payable to Six Continents Group of £23 million.

The change in the interest cost profile is directly linked to the restructuring and Securitization of the Group. In fiscal 2003, prior to Separation, the Group was principally funded by inter-company loans from Six Continents PLC that bore interest at commercial rates. On Separation, the inter-company debt was repaid and replaced with external debt of around £1,300 million under a syndicated loan facility agreement. In fiscal 2004 the Group’s Securitization was completed and approximately £1,900 million of secured loan notes issued to replace the loan facility and to facilitate a return of £501 million to shareholders. In 2004, an exceptional interest charge of £2 million (2003 £8 million) arose from accelerated amortization of the facility fee in respect of the syndicated loan facility put in place at the time of Separation and repaid on Securitization.

Following the adoption of FRS 17, the Group has reported net finance income in respect of pensions of £1 million (2003 cost of £2 million) representing the excess of the expected return on the scheme costs over the interest cost of the scheme liabilities.

Taxation

The tax charge in fiscal 2004 represented an effective rate of 31.0% compared with 24.0% in fiscal 2003. The increase in the year reflects the one-off benefit in fiscal 2003 of group relief from the Six Continents Group.

Excluding the effect of exceptional items, the tax rate in fiscal 2004 was 32.4%, compared with 30.3% the rate nominally applicable in the United Kingdom. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

Earnings per share

In fiscal 2004, earnings totaled £118 million (2003 £117 million). Basic earnings per share were 21.1 pence, compared with 15.9 pence in fiscal 2003. After eliminating the effect of the exceptional items the adjusted earnings per share for fiscal 2004 were 20.9 pence, compared with 19.2 pence in fiscal 2003. Diluted earnings per share, which reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes, were 21.0 pence in fiscal 2004 compared with 15.9 pence in fiscal 2003. Earnings per share increased in fiscal 2004 as a result of the reduction of the weighted average number of ordinary shares in issue during the year to 559 million (2003 735 million) as a result of the share consolidation approved by the shareholders at an Extraordinary General Meeting held on December 1, 2003.

Back to Contents

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

	Fiscal 2004							Fiscal 2003
	restated for FRS 17)							(restated for FRS 17)
	As reported			Adjustments		Underlying		As reported			Adjustments		Underlying

	(£ million)
Profit before interest	273			—		273		219		(i)	47		266
Interest	(102)		(i)	2		(100)		(65)		(ii)	(13)		(78)
Tax	(53)		(i)	(3)		(56)		(37)		(iii)	(24)		(61)

Earnings available for shareholders	118			(1)		117		117			10		127

Basic earnings per share (iv)	21.1	p		(0.2	)p	20.9	p	15.9	p		1.4	p	17.3	p

(i)	This adjustment adds back exceptional items (excluding exceptional interest and tax costs in fiscal 2003) as explained in Note 8 of Notes to the Financial Statements.
(ii)	The interest adjustment has been calculated by reference to the average indebtedness that would have arisen from the post Separation capital structure using the interest rates that would have applied in the relevant periods under the Group’s post Separation external borrowings arrangements.
(iii)	The tax adjustment has been calculated to reflect the underlying interest charge and excludes the benefits arising from the tax arrangements of the Six Continents Group. The effective tax rate implied by the underlying tax charge is 32.4% (2003 32.4%) .
(iv)	Calculated by dividing earnings available for shareholders by 559 million (2003 735 million) shares, being the weighted average number of ordinary shares in issue during the year.

Cash Flow and Capital Expenditure

Net cash inflow from operating activities of £378 million was £72 million higher than in fiscal 2003. This increase was due to increased earnings before interest, taxation, depreciation, amortization and exceptional items of £16 million, a reduction in working capital outflows of £23 million and exceptional expenditure and Separation costs reduced by £33 million. Net interest cash outflows, including issue costs and facility fees, increased from £65 million in fiscal 2003 to £120 million in fiscal 2004 primarily due to the refinancing of the Group and the return of £501 million to shareholders in December 2003. Taxation cash outflows in fiscal 2004 reduced to £34 million primarily as a result of a prior year tax refund. Capital expenditure remained broadly level at £150 million in fiscal 2004 compared with the prior year of £151 million, while income from the sale of assets rose slightly to £51 million compared with £48 million in fiscal 2003.

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

The Group had net debt of £1,228 million at the end of fiscal 2003. This increased to £1,632 million at the end of fiscal 2004 as a result of the Securitization and associated return of funds, resulting in a balance sheet gearing ratio of 115%.

Retail

At the end of fiscal 2004 Retail’s estate consisted of 2,006 outlets of which 1,919 were managed. Of these, 1,229 were branded outlets, with 1,187 outlets across residential and city center locations throughout the United Kingdom and 42 sites in Germany.

Pubs & Bars

Turnover. At the end of fiscal 2004, the Pubs & Bars estate consisted of 1,404 outlets, of which 686 were branded outlets, compared with the end of fiscal 2003 when the estate consisted of 1,417 outlets, of which 649 were branded outlets. Turnover in 2004 grew by 4.6% to £913 million. Same outlet like-for-like sales growth in the division was 4.6% and uninvested like-for-like sales growth was 2.3% . Sales growth has remained strongest in the residential segment with Sizzling Pub Co and Ember Inns, the two drinks-led brands with distinct food offers, showing a particularly strong performance. Despite a very competitive market, the drinks-led offers on the high street have continued to perform well, assisted by a recovery in central London in the second half.

Conversions of 78 existing pubs were completed during the year. The number of managed pubs and bars reduced to 1,317 following a number of disposals and transfers to Business Franchises net of transfers in from the Restaurant Division.

Back to Contents

The Group has been developing a Business Franchise model for smaller properties that can benefit from entrepreneurial freedom supported by Mitchells & Butlers systems and purchasing scale in return for a fixed rent and turnover related franchise fee. At the end of fiscal 2004 there were 75 Business Franchises in operation (2003 18).

Operating Profit. Operating profit before exceptional items of £173 million was 0.6% up on 2003. Despite the increase in external costs during 2004 and the Group’s sales activity, which was biased towards Pubs & Bars, net operating margins were only 0.8% points below 2003.

Restaurants

Turnover. At the end of fiscal 2004, the Restaurants estate consisted of 602 outlets, of which 543 were branded outlets, compared with the end of fiscal 2003, when the estate consisted of 636 outlets, of which 550 were branded outlets. Turnover of £641 million in 2004 was up by 4.4% on the prior year. Same outlet like-for-like sales growth in the division of 7.0% and uninvested like-for-like sales growth of 5.9% reflect particularly strong trading by the pub-restaurant brands Toby Carvery, Vintage Inns and Harvester, which are increasing their share of the growth in the eating out market. The lower rate of total sales growth reflects 17 transfers to Pubs & Bars during the year, where the demographics around the pub mean that it is now better suited to a more drinks led offer, as well as a number of transfers to Business Franchise.

A total of nine new pubs were opened during the year, eight Vintage Inns and one Toby Carvery. 17 pubs were converted, ten to Toby Carvery and five trial sites trading under a new suburban pub dining format which the Group is developing jointly as managed pubs with an entrepreneur.

Operating Profit. Operating profit before exceptional items for the Restaurants Division of £99 million was 7.6% up on 2003. Strong sales growth in food, drinks and accommodation, together with further progress on staff productivity, an operational measure used by management to compare sales less staff costs with staff hours worked, enabled the division to more than offset external cost pressures and improve net operating margins by 0.5% points.

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

On November 13, 2003, the Group refinanced its debt through the completion of an offering of debt secured against the majority of its UK pubs and pub-restaurants business. The refinancing was effected through the issuance of £1,900 million of secured loan notes by a wholly-owned Group company, Mitchells & Butlers Finance plc. The funds raised were used to repay the existing amounts outstanding under the facility agreement of £1,243 million, meet the refinancing costs, make special contributions to the pension schemes and return surplus funds of £501 million to shareholders by way of a special dividend of 68p per share, paid on December 8, 2003.

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

Net operating cashflow in the financial year before exceptional items and after capital expenditure and disposals in fiscal 2005 was £294 million (2004 £284 million). Taking into account the anticipated levels of internal cash generation and available facilities, the Group is satisfied that it has sufficient resources to meet its operating requirements and to fund expected capital expenditure for fiscal 2006.

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

Back to Contents

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

Material Commitments for Capital Expenditure

As at the end of fiscal 2005 the Group had committed contractual capital expenditure of £28 million. Contracts for expenditure on fixed assets are not authorized by the Directors on an annual basis, as divisional capital expenditure is controlled by cash flow budgets. Authorization of major projects occurs shortly before contracts are placed.

The Company intends to invest gross capital expenditure in fiscal 2006 at a similar level as that made in fiscal 2005. This level of capital expenditure is reviewed regularly during the year and may be increased or decreased in the light of prevailing economic and market conditions and other financial considerations. Individual asset capital plans are also reviewed to assess the appropriateness of the projects and their timing.

The total cash capital expenditure by the Group in fiscal 2005, 2004 and 2003 was £167 million, £150 million, and £151 million, respectively.

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

Both of these Plans were last formally valued as at March 31, 2004. The results of the valuation showed the staff plan’s and executive plan’s defined benefits to be funded at 130% and 120% respectively on the statutory minimum funding requirement basis. On an ongoing basis the funding levels are 84% (i.e. £129 million deficit) for the staff plan and 85% (i.e. £39 million deficit) for the executive plan. These calculations do not account for additional contributions of £50 million already made (£10 million in October 2004, £20 million in December 2004 and £20 million in October 2005) and commitments of £10 million for fiscal 2007. The actuary has further recommended, in relation to the staff plan defined benefits, that for future service accrual, employers contribute at a rate of 16.5% . The corresponding recommended percentage in relation to the executive plan is 34%. These rates became effective on October 1, 2004. The next formal actuarial valuation is planned for March 2007.

Back to Contents

MATERIAL TRENDS AND UNCERTAINTIES

The Group operates in a regulated industry and changes to applicable regulations are the primary source of material uncertainties for the Group. The Government published the Health Bill on October 27, 2005 announcing its proposal to prohibit smoking in pubs where food is prepared and sold as from the summer of 2007 in England and Wales. On February 14, 2006, MPs amended the Health Bill to prohibit smoking in all pubs and private members' clubs. The Government originally indicated that the new legislation will come into effect in the summer of 2007, although this could be delayed until 2008 by the Government to give businesses more time to prepare for the ban. Given the experience of pub companies in other countries in which smoking in pubs and enclosed spaces has been banned, it may be some time following the implementation of any potential ban before the likely impact on the Group’s operations or financial condition can be properly assessed. In the meantime, the Company is currently implementing most aspects of its voluntary initiative. The Company has trialed no-smoking pubs in order to learn more about the impact on the business of a ban on smoking and is continuing to invest in the external areas of pubs in order to offer choice to customers who wish to smoke. As regards Wales, the Welsh Assembly is expected to vote on whether smoking in pubs shuld be banned.

On October 1, 2005 the adult national minimum wage increased by 4.1% to £5.05 per hour and will increase to £5.35 from October 2006.

The Company expects total regulatory and energy costs to increase during the 2006 financial year, as a result of changes to existing regulations and increases in energy costs resulting from rises in worldwide oil and gas prices. These costs in fiscal 2006 are expected to increase by approximately £25 million.

Current Trading in Fiscal 2006

The Group’s strategy has continued to drive strong market share gains and to deliver good sales growth amidst more difficult trading conditions. In the first 16 weeks of fiscal 2006, same outlet like-for-like sales were 4.0% ahead of the comparable period last year. Sales growth benefited particularly from strong trading in the week before, and the week after, Christmas as well as a modest uplift from the introduction of extra licensed trading hours. Overall trading is in line with the Board’s expectations.

In residential areas, which account for 70% of the business, same outlet like-for-like sales were up 4.7%, 2.5% on an uninvested basis. Same outlet like-for-like sales on the high street which account for 30% of the business were up 2.8%, 2.2% on an uninvested basis. Overall, uninvested like-for-like sales were up 2.3% .

Total retail sales were 3% ahead of last year, led by strong growth in food sales, up 5%. Drinks sales performed well in a weak on-trade beer market and were up 2%.

The average price of food and drink during the period was up by approximately 1% compared to last year. Gross margins were slightly reduced primarily as a result of the faster growth in the lower margin product categories of food and wine which now account for approximately 40% of sales. This trend, together with the estimated regulatory and energy cost increases of some £25 million this year will continue to put pressure on net operating margins.

The Group has been preparing for legislation on smoking, banning it at the bar, reducing the smoking areas available and improving its food offers and the attractiveness of its outside trading areas. On February 14, 2006, MPs voted in favor of an amendment to the Health Bill to secure an outright ban on smoking in all pubs and private members’ clubs.

The Group believes that it is well positioned competitively to overcome the impact of the legislation, after the inevitable, initial period of disruption, and maximise the opportunity of attracting new, eating-out customers to its pubs.

Cash generation from the business remains strong and the Group is intent on continuing to deploy its cash resources in the best interests of shareholders, through reinvestment for high returns, value creative acquisitions or return by way of dividend and share buy-back. The Board remains committed to the maintenance of an efficient balance sheet. The buy-back programme of £100 million announced in November is underway with £18 million of shares repurchased as at February 2, 2006. The additional pension contribution of £20 million committed for the current year has been made.

The Board remains cautious on the outlook for consumer spending but is confident that the Group can make further market share gains through focusing on offering value and choice for customers, together with high levels of amenity and service. The Board believes that this strategy, combined with economies of scale and the continued investment to develop the estate, will help the Group to mitigate the external cost pressures that the business faces and generate further growth in earnings and cash returns as the year progresses.

OFF BALANCE SHEET ARRANGEMENTS

The Group has no off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Back to Contents

CONTRACTUAL OBLIGATIONS

Contractual obligations at October 1, 2005 were as follows:

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(£ million)
Short-term debt	40	40	—	—	—
Long-term debt	1,801	—	82	90	1,629
Fixed interest payments	1,372	107	207	196	862
Operating leases	819	48	82	77	612
Capital expenditure contracted	28	28	—	—	—
Purchase obligations	82	35	47	—	—

	4,142	258	418	363	3,103

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

Purchase obligations relate to the minimum volumes that the Group is required to purchase under its supply agreements with Carlsberg UK and Britvic. See ‘Item 4. Information on the Company – Key Supply Partners’ for further information. For the purposes of the table above, the minimum volumes have been valued in relation to the current mix of products purchased.

Back to Contents
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Overall strategic direction of the Company is provided by the board of directors, comprising Executive and Non-Executive directors, and the other senior management members of the Executive Committee.

			Date of next
		Initially	reappointment
		appointed	by
Name	Title	to the Board	shareholders

Directors
Mike Bramley (i)	Managing Director, Pubs & Bars	2003	2008
Roger Carr (ii)	Non-Executive Chairman	2003	2008
Tim Clarke (i) (ii) (iv)	Chief Executive	2003	2009
George Fairweather (ii) (iii) (iv)	Non-Executive Director	2003	2009
Drummond Hall (ii) (iii)	Non-Executive Director	2004	2008
Tony Hughes (i) (iv)	Managing Director, Restaurants	2003	2009
Sir Tim Lankester (ii) (iii)	Non-Executive Director	2003	2007
Karim Naffah (i)	Finance Director	2003	2007
Sara Weller (ii) (iii)	Senior Independent Non-Executive Director	2003	2007

(i)	A member of the Executive Committee
(ii)	A member of the Nomination Committee
(iii)	A member of the Audit and Remuneration Committees
(iv)	Tim Clarke, George Fairweather and Tony Hughes were all re-appointed at the Annual General Meeting in 2006.

Senior Management Team
John Butterfield	Strategy Director
Bronagh Kennedy	Company Secretary, HR Director and General Counsel
Adam Martin	Marketing Director
Richard Pratt	Commercial Director
Alison Wheaton	Property and IT Director
Jeremy Townsend	Deputy Finance Director
Adam Fowle	Business Development Director

Bill Scobie, Deputy Finance Director and member of the Senior Management Team, retired on December 31, 2004.

Directors

Mike Bramley, aged 54, Managing Director, Pubs & Bars

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

Roger Carr, aged 59, Non-Executive Chairman

Roger Carr is the Chairman of the Company. He became Chairman at the time of the Separation, having been the senior independent non-executive director of Six Continents PLC. He is Chairman of Centrica plc and Deputy Chairman of Cadbury Schweppes plc. He is senior adviser to Kohlberg Kravis Roberts Co. Ltd.

Tim Clarke, aged 48, Chief Executive

Tim Clarke is the Chief Executive. He has been the Chief Executive since the Separation, having previously held the same role in Six Continents PLC since October 2000. He chairs the Executive Committee. He joined Bass in 1990, initially responsible for planning in the retail division. He was subsequently Director of Strategy for Bass PLC and Managing Director of Bass’ European Hotels between 1992 and 1995. Between 1995 and 2000 he was Chief Executive of Bass Retail, which now constitutes the business of Mitchells & Butlers plc. He is a director of the British Beer & Pub Association, having been chairman in 2002, and is a non-executive director of Associated British Foods plc.

George Fairweather, aged 48, Non-Executive Director

George Fairweather is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, he chairs the Audit Committee. He is group finance director of Alliance UniChem Plc.

Back to Contents

Drummond Hall, aged 56, Non-Executive Director

Drummond Hall is a Non-Executive Director of M and B having been appointed in July 2004. He is Chief Executive of Dairy Crest Group plc.

Tony Hughes, aged 57, Managing Director, Restaurants

Tony Hughes is the Managing Director of the Restaurants division. Having been a Director of Six Continents Retail, he became a Director of the Company on Separation in April 2003. He has been Managing Director, Restaurants since 2000 having joined Bass in 1995. In 2002 he was voted Retailers’ Retailer Individual of the Year by the pub and restaurant industry and in 2001 he received the Hotel and Caterer ‘Catey’ for the Pub Industry Award.

Sir Tim Lankester, aged 63, Non-Executive Director

Sir Tim Lankester is a Non-Executive Director of M and B. Appointed a Non-Executive Director in May 2003, he is President of Corpus Christi College, Oxford. He is a member of the Board of ACTIS Capital.

Karim Naffah, aged 42, Finance Director

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

Sara Weller, aged 44, Non-Executive Director

Sara Weller is a Non-Executive Director of M and B. Appointed a Non-Executive Director in April 2003, she chairs the Remuneration Committee and is the Senior Independent Non-Executive Director. She is Managing Director of Argos Ltd.

Senior Management, Members of the Executive Committee

The following senior management, together with the Executive Directors, are responsible for reviewing the Group’s strategy and policy and for monitoring their implementation:

John Butterfield, Strategy Director

John Butterfield, aged 41, is M and B’s Strategy Director. He joined Bass in February 1999 and transferred to the retail business in May 2000 to take up the position of Director of Strategic Planning. He was previously employed by Bain & Company (management consulting) and Standard Chartered/WestLB (investment banking).

Adam Fowle, Business Development Director

Adam Fowle, aged 47, joined the Company from J Sainsbury plc on March 14, 2005 and is M and B’s Business Development Director. Previously, he was employed as Managing Director, Pubs & Bars of Six Continents Retail.

Bronagh Kennedy, Company Secretary, HR Director and General Counsel

Bronagh Kennedy, aged 42, is M and B’s Company Secretary, Human Resources Director and General Counsel. She is a qualified solicitor and joined the Bass retail business in April 1995. She became the Director of Legal Affairs for the retail business in 2000 and in 2002, she was appointed Human Resources Director and General Counsel for the retail business. Previously, she was employed with Allen & Overy LLP.

Adam Martin, Marketing Director

Adam Martin, aged 42, is M and B’s Marketing Director. He joined the Bass Group in 1996 and became Marketing Director of the retail business in 1999, with responsibility for all aspects of marketing and promotion. He was previously employed at Gemini Consulting and Cadbury Limited.

Richard Pratt, Commercial Director

Richard Pratt, aged 50, is M and B’s Commercial Director with responsibility for Supply Chain and Electronic Leisure. He joined the Bass retail business in 1994 in the position of Catering Retail Director, having previously worked for Diageo plc.

Jeremy Townsend, Deputy Finance Director

Appointed in June 20, 2005, Jeremy Townsend aged 42, is Mitchells & Butlers’ Deputy Finance Director. He has previously worked for J Sainsbury plc and Ernst & Young LLP.

Alison Wheaton, Property and IT Director

Alison Wheaton, aged 42, is M and B’s Property and IT Director. She joined the Bass retail business in 1997 as Director of Strategic Planning, then became Operations Director for London and Venues, and was appointed to Six Continents’ retail business as Portfolio Director with responsibility for Estates, Acquisitions, Construction and Portfolio Planning in 2002. She was previously employed with Pepsi Cola, Lever Brothers and Morgan Stanley.

Back to Contents

COMPENSATION

In fiscal 2005, M and B paid aggregate compensation, including pension contributions, bonuses and awards under the long-term incentive plans, to the Directors of M and B and other members of the Senior Management Team of £6,578,000. The aggregate amount set aside or accrued by M and B Group in fiscal 2005 to provide pension retirement or similar benefits for those individuals was £700,000. An amount of £2,432,000 was charged in fiscal 2005 in respect of bonuses payable to them under performance related cash bonus schemes and long-term incentive plans.

Directors’ Emoluments

				Total emoluments
	Basic	Annual		(excluding pensions)
	salaries	performance		53 weeks	52 weeks
	and fees	bonus (i)	Benefits	2005	2004 (iii)

	(£ 000)
Executive Directors
Mike Bramley	356	177	16	549	550
Tim Clarke	528	289	25	842	913
Tony Hughes	356	194	25	575	606
Karim Naffah	376	205	14	595	641
Non-Executive Directors
Roger Carr	203	—	—	203	207
George Fairweather	50	—	—	50	49
Drummond Hall (ii)	43	—	—	43	7
Sir Tim Lankester	43	—	—	43	42
Sara Weller	50	—	—	50	49

Total 2005	2,005	865	80	2,950	—

Total 2004	1,882	1,105	77	—	3,064

(i)	At the discretion of the Remuneration Committee, the annual performance bonuses as described above for 2005, in respect of Mr Bramley and Mr Hughes, were wholly deferred into shares under the terms of the Short Term Deferred Incentive Plan and, in respect of Mr Clarke and Mr Naffah, were 50% deferred. The annual performance bonuses for 2004 were wholly deferred.

(ii)	Appointed July 30, 2004, his fees are paid to Dairy Crest Group plc, his employer.

(iii)	The prior year is restated to remove the value of shares awarded under the Share Incentive Plan.

‘Benefits’ incorporate all benefits arising from employment with the Company which relate in the main to the provision of a company car and healthcare cover.

The figures above represent emoluments earned during the periods shown. There were no payments for loss of office.

Total remuneration earned by those members of the Executive Committee who were employed in the Group at year end and who were not main Board directors is shown in the bands below:

No. of Executives	£000

2	0 – 250	*
2	251– 300
3	301– 350

* Executives in this category were employed for a part year only.

Back to Contents

Company Share Schemes

During the year, the Remuneration Committee reviewed Executive Director remuneration with a view to:

•	Simplifying the remuneration package;

•	Making the package a little less reliant on deferred remuneration; and

•	More closely aligning Directors’ interests with those of shareholders.

Following approval by shareholders at the Annual General Meeting on 2 February 2006, the following changes to the Company’s share schemes were made:

•	The Executive Share Option Plan was discontinued;

•	“Dividend Accrued Shares” are to be awarded to Executive Directors to a value not exceeding the value of dividends paid during the performance period in respect of those shares which vest under the Short Term Deferred Incentive Plan (“STDIP”) and the Performance Restricted Share Plan (“PRSP”);

•	The rules of the STDIP were amended so that the individual limit in respect of the bonus award was increased from 80% to 100% of basic annual salary; and

•	The limit of the annual award under the PRSP was increased from 90% to 177% of annual basic salary.

The following are details of the principal employee share schemes in which the Company’s Directors and members of the Executive Committee participated during fiscal 2005.

Executive Share Option Schemes (‘EXSOP’)

This Scheme has been discontinued in respect of future grants. Executive Directors may, subject to achievement of the performance condition and the rules of the Plan continue to exercise share options already granted until the expiry of the existing grants. These grants will lapse, under normal conditions, at various dates up until 2015.

A performance condition, set by the Remuneration Committee, has to be met before options can be exercised. For options granted in 2005, the performance measure is that the Company’s earnings per share growth (‘eps’) over the three-year period must increase by at least 9 percentage points per annum on average over the growth in the UK Retail Prices Index (‘RPI’) before options can be exercised in full and reduced exercises will be permitted for lower levels of eps growth, as follows:

If eps growth over the performance period exceeds the growth in RPI by 4 percentage points per annum on average over the performance period, one-third of the ordinary shares under option will become exercisable. There is straight line vesting between these two points.

If these performance targets are not met, the relevant option will lapse; otherwise the options will normally lapse ten years after the date of grant. Retesting is not permitted for options granted from 2004 onwards.

Executive share options are not pensionable.

Short Term Deferred Incentive Plan (‘STDIP’)

At the discretion of the Remuneration Committee, the Executive Directors may receive all or part of their annual performance bonus in the Company’s shares. An award of bonus shares earned in fiscal 2005 will be deferred for three years and, if the Executive Director is in the Company’s employment at the end of that period, the Company will provide matching shares on a 1:1 basis. Vesting of matching shares takes place subject to the achievement of a three year performance condition, as approved by shareholders at the AGM in 2005. There is no retesting of the performance condition. For awards of matching shares in respect of the financial year 2004/05, the performance condition is based on growth in eps. The vesting of matching shares will be on a sliding scale according to the level of eps growth.

Following the approval by shareholders at the 2006 AGM, the STDIP has been altered to increase the percentage available for a bonus award from 80% of basic salary to 100% of basic salary, together with the introduction of Dividend Accrued Shares as described above. The requirement to defer the bonus award into bonus shares has been reduced from a 100% requirement to a 50% requirement.

The performance condition for awards in relation to fiscal 2006 is expected to be based on eps growth. There will be no retesting of the performance measure.

STDIP benefits are not pensionable.

Performance Restricted Share Plan (‘PRSP’)

The PRSP allows Executive Directors and eligible senior employees to receive awards of shares or cash subject to the satisfaction of a performance condition, set by the Remuneration Committee, which is measured over a three-year period.

Back to Contents

Shareholders approved an amendment to the Scheme approving an increase in the percentage of basic salary which may be awarded from 90% to 177% together with the introduction of Dividend Accrued Shares as described above.

For each cycle, 50% of the award is measured by reference to TSR performance against a comparator group of other companies.

For the cycle of September 2005, the Company had to finish in first to sixth position for an award to vest graded between 100% of the TSR element of the award for first or second to 20% for sixth position. Below sixth position, the award relating to TSR lapses. The Company finished in ninth position, so no award vested. For the cycles to September 2006 and September 2007, the Company has to finish in first to fifth position for an award to vest. Below fifth position, the award relating to TSR lapses.

The vesting of the other 50% of the award will be based on the average amount by which the Company’s cash return on capital employed (‘CROCE’) exceeds its weighted average cost of capital (‘WACC’) over the performance period. The award for this element of the performance measure is graded so that, for cycles to September 2005 and September 2006, if the amount by which the CROCE exceeds the WACC over the performance period is at least 4.5 percentage points, 100% of the CROCE element of the award will vest, whereas if the excess is 3 percentage points, 20% of the award will vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points there will be no award in respect of this element. The excess of CROCE and WACC for the cycle to September 2005 was 4.2 percentage points, therefore 84% of this element of the award vested.

For the cycle to September 2007, the vesting of the other 50% is based on the excess of CROCE and WACC as described above, except that if the amount by which the CROCE exceeds WACC over the performance period is at least 5 percentage points, 100% of the CROCE element of the award will vest, whereas, if the excess is 3.5 percentage points, 20% will vest.

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

Back to Contents

BOARD PRACTICES

General

The Board is committed to compliance with the principles of good corporate governance as set out in the Combined Code on Corporate Governance of the UK Listing Authority (‘the Combined Code’) as revised in November 2003. It also monitors new developments in the United Kingdom, the rest of Europe and the United States in order to maintain continuing compliance with best practice international corporate governance standards. The Board considers that as at October 1, 2005, it was fully compliant with the Combined Code and remains so.

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

The Committee regularly invites the auditors to attend its meetings, along with the Finance Director and the Director of Group Assurance, who has direct access to the Chairman of the Audit Committee. Discussions are, however, held in private where appropriate. The Chairman of the Board attends at the invitation of the Committee’s Chairman.

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

Back to Contents

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

The Executive Committee, chaired by the Chief Executive, Tim Clarke, consists of the Executive Directors (Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah), and senior management of the Company (John Butterfield, Bronagh Kennedy, Adam Martin, Richard Pratt, Jeremy Townsend, Adam Fowle and Alison Wheaton). It meets every four weeks and has everyday responsibility for the running of the Group’s business. It develops the Group’s strategy and revenue and capital budgets for Board approval. It reviews and recommends to the Board any significant investment proposals. It considers employment issues and ensures that the Group has an appropriate pool of talent and develops senior management succession plans.

Service Agreements

It is the Company’s normal policy to provide Executive Directors with rolling 12-month contracts, which provide for 12 months notice from the Company and six months notice from the Director. Service contracts provide for summary termination in the event of gross misconduct. In other circumstances any severance payment would normally be based on a valuation of net pay and benefits for any unexpired notice period on the expectation that the Director had made reasonable attempts to mitigate his loss. Benefits normally include membership of a pension scheme and a healthcare scheme and use of a company car. It has been decided to introduce, for new appointees, phased compensation payments on loss of office.

Back to Contents

EMPLOYEES

The Group employed an average of 37,411 people worldwide in fiscal 2005. Of these, approximately 43% were employed on a full-time basis (24% in Germany) and 57% were employed on a part-time basis (76% in Germany).

The table below analyzes the distribution of the average number of employees for the last three fiscal years by division and by geographic region.

	United Kingdom	Rest of Europe	Total

Average number of employees during fiscal 2005:
Retail	35,920	1,487	37,407
SCPD	4	—	4

Total	35,924	1,487	37,411

Average number of employees during fiscal 2004:
Retail	35,638	1,562	37,200
SCPD	7	—	7

Total	35,645	1,562	37,207

Average number of employees during fiscal 2003:
Retail	35,900	1,649	37,549
SCPD	7	—	7

Total	35,907	1,649	37,556

Less than 1% of the Group’s UK employees are covered by collective bargaining agreements with trade unions, under which wages are negotiated annually or through procedural agreements. The Group believes that it will be able to continue to conduct its relationships with employees and trade unions in a satisfactory manner.

Back to Contents

SHARE OWNERSHIP

The following table shows the Directors’ and senior managers’ holdings of M and B 7 1/12p ordinary shares as at February 10, 2006.

Number of 7 1/12 p ordinary shares

Directors
Mike Bramley	115,124
Roger Carr	11,067
Tim Clarke	556,586
George Fairweather	2,000
Drummond Hall	2,500
Tony Hughes	133,215
Sir Tim Lankester	1,227
Karim Naffah	246,873
Sara Weller	3,325
Senior Management
John Butterfield	3,053
Adam Fowle	5,897
Bronagh Kennedy	36,444
Adam Martin	117,367
Richard Pratt	30,159
Jeremy Townsend	—
Alison Wheaton	2,315

The above shareholdings are all beneficial interests and include shares held on behalf of Executive Directors by the trustees of the Mitchells & Butlers Share Incentive Plan. None of the Directors holds 1% or more of the outstanding M and B 7 1/12p ordinary shares. None of the Directors has a beneficial interest in the shares of any subsidiary.

As at January 31, 2006 the Executive Directors’ technical interest in unallocated Mitchells & Butlers ordinary shares held by the trustees of the Mitchells & Butlers Share Incentive Plan and the Mitchells & Butlers Employee Benefit Trust was 47,729 and 337,141 shares respectively.

Back to Contents

SHARE OPTIONS

The interests of the Company’s Directors and the members of the Executive Committee in options over M and B of 71/12p ordinary shares at February 10, 2006 were as follows:

Share Options (i) (ii)

Name	Date of grant	Exercise price (p)	No of shares	Expiry date

Mike Bramley	May 28, 2003	219.00	296,800	May 28, 2013
	May 24, 2004	252.50	265,346	May 24, 2014
	March 1, 2001	259.73	101,044	March 1, 2011
	May 28, 2002	266.74	131,942	May 28, 2012
	February 25,1999	286.68	69,311	February 25, 2009
	February 18, 1997	305.90	1,948	February 18, 2007
	May 24, 2005	326.10	214,658	May 24, 2015
	March 2, 1998	364.46	4,732	March 2, 2008
	December 3, 2004	Nil	98,822	December, 2009
	December 5, 2003	Nil	134,298	December, 2008
	February 6, 2006	Nil	160,100	December, 2010
Tim Clarke	June 27, 2003	169.00	9,423	March 31, 2009
	May 28, 2003	219.00	456,620	May 28, 2013
	May 24, 2004	252.50	403,960	May 24, 2014
	March 1, 2001	259.73	377,177	March 1, 2011
	February 25, 1999	286.68	64,857	February 25, 2009
	February 18, 1997	305.90	53,445	February 18, 2007
	May 24, 2005	326.10	318,920	May 24, 2015
	March 2, 1998	364.46	50,383	March 2, 2008
	December 3, 2004	Nil	146,822	December, 2009
	December 5, 2003	Nil	204,454	December, 2008
	February 6, 2006	Nil	235,702	December, 2010
Tony Hughes	June 27, 2003	169.00	5,473	March 31, 2007
	May 28, 2003	219.00	296,800	May 28, 2013
	May 24, 2004	252.50	265,346	May 24, 2014
	March 1, 2001	259.73	120,251	March 1, 2011
	May 28, 2002	266.74	154,489	May 28, 2012
	February 25, 1999	286.68	34,516	February 25, 2009
	February 18, 1997	305.90	34,795	February 18, 2007
	May 24, 2005	326.10	214,658	May 24, 2015
	March 2, 1998	364.46	43,145	March 2, 2008
	December 3, 2004	Nil	98,822	December, 2009
	December 5, 2003	Nil	134,298	December, 2008
	February 6, 2006	Nil	160,100	December, 2010
Karim Naffah	June 28, 2004	209.00	4,509	March 31, 2008
	May 28, 2003	219.00	319,630	May 28, 2013
	May 24, 2004	252.50	285,148	May 24, 2014
	March 1, 2001	259.73	158,665	March 1, 2011
	February 25, 1999	286.68	23,382	February 25, 2009
	February 18, 1997	305.90	83,508	February 18, 2007
	May 24, 2005	326.10	226,924	May 24, 2015
	March 2, 1998	364.46	9,185	March 2, 2008
	December 3, 2004	Nil	104,470	December, 2009
	December 5, 2003	Nil	144,320	December, 2008
	February 6, 2006	Nil	168,994	December, 2010
Roger Carr		—	—
George Fairweather		—	—
Drummond Hall		—	—
Sara Weller		—	—
Sir Tim Lankester		—	—

Footnotes on page 58.

Back to Contents

Name	Date of grant	Exercise price (p)	No of shares	Expiry date

John Butterfield	May 28, 2003	219.00	94,170	May 28, 2013
	May 24, 2004	252.50	92,574	May 24, 2014
	February 25, 1999	286.68	25,886	February 25, 2009
	May 24, 2005	326.10	73,788	May 24, 2015
	December 3, 2004	Nil	49,410	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	May 23, 2003	Nil	25,772	December, 2007]
	February 6, 2006	Nil	67,838	December, 2010
Bronagh Kennedy	June 28, 2004	209.00	2,254	March 31, 2008
	May 28, 2003	219.00	131,840	May 28, 2013
	May 24, 2004	252.50	114,356	May 24, 2014
	May 28, 2002	266.74	79,889	May 28, 2012
	February 25, 1999	286.68	10,856	February 25, 2009
	September 4, 1996	291.71	14,752	September 4, 2006
	February 18, 1997	305.90	15,866	February 18, 2007
	May 24, 2005	326.10	91,076	May 24, 2015
	March 2, 1998	364.46	19,485	March 2, 2008
	December 3, 2004	Nil	60,988	December, 2009
	December 5, 2003	Nil	84,186	December, 2008
	February 6, 2006	Nil	83,668	December, 2010
Adam Martin	June 27, 2003	169.00	5,473	March 31, 2007
	May 28, 2003	219.00	114,260	May 28, 2013
	May 24, 2004	252.50	108,910	May 24, 2014
	May 24, 2005	326.10	86,859	May 24, 2015
	March 2, 1998	364.46	21,433	March 2, 2008
	December 3, 2004	Nil	58,164	December, 2009
	December 5, 2003	Nil	76,168	December, 2008
	February 6, 2006	Nil	79,898	December, 2010
Richard Pratt	June 27, 2003	169.00	9,423	March 31, 2009
	May 28, 2003	219.00	106,730	May 28, 2013
	May 24, 2004	252.50	92,574	May 24, 2014
	March 1, 2001	259.73	47,877	March 1, 2011
	February 25, 1999	286.68	29,784	February 25, 2009
	February 18, 1997	305.90	15,865	February 18, 2007
	May 24, 2005	326.10	73,788	May 24, 2015
	March 2, 1998	364.46	17,536	March 2, 2008
	December 3, 2004	Nil	49,410	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	February 6, 2006	Nil	67,838	December, 2010
Alison Wheaton	May 27, 2003	169.00	5,473	March 31, 2007
	May 28, 2003	219.00	106,730	May 28, 2013
	May 24, 2004	252.50	100,742	May 24, 2014
	March 1, 2001	259.73	49,826	March 1, 2011
	May 28, 2002	266.74	64,579	May 28, 2012
	February 25, 1999	286.68	25,330	February 25, 2009
	February 3, 1998	364.46	16,701	February 3, 2008
	May 24, 2005	326.10	80,113	May 24, 2015
	December 3, 2004	Nil	53,646	December, 2009
	December 5, 2003	Nil	68,150	December, 2008
	May 23, 2003	Nil	29,208	December, 2007
	February 6, 2006	Nil	73,492	December, 2010
Jeremy Townsend	June 23, 2005	330.50	83,207	June 23, 2015
	June 21, 2005	Nil	41,620	December, 2009
	February 6, 2006	Nil	75,376	December 2010
Adam Fowle	May 24, 2005	326.10	120,971	May 24, 2015
	May 20, 2005	Nil	66,590	December, 2009
	February 6, 2006	Nil	110,276	December, 2010

(i)	Share options are granted under the Company’s Executive Share Option Plan and the Sharesave Plan. In addition, participation in the PRSP is by means of an option, which is exercisable for nominal consideration of £1 per award, once the performance conditions have been satisfied.
(ii)	No changes were made to the shares under option in any of the Group’s option plans as a result of the consolidation of the Company’s share capital on December 2, 2003.

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

A minimum level of M and B share ownership has been set for the Executive Directors. The Chief Executive should own shares valued at three times his salary and other Executive Directors at two times their salary. It is expected that the Directors will satisfy this requirement within five years from April 2003, the date of admission of M and B shares to the London Stock Exchange, although this timeframe may be reviewed. Until the minimum level of M and B share ownership is satisfied, the Directors may not sell any M and B shares including any M and B shares acquired via any employee share plans (other than to finance the cost of exercising options and any tax and social security liabilities arising from the employee share plans or in exceptional circumstances, for example financial hardship). Messrs Clarke and Naffah have both met their minimum holding requirements. For any future Executive Director appointment, it is proposed to reduce the mandatory shareholding requirements to one times salary, subject to this continuing to be reflective of market practice at that time. M and B shares acquired through certain awards programs will count towards the minimum level once the awards vest or are made, depending on the program.

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

The M and B Sharesave Plan

Sharesave is available to all eligible employees and provides for the grant of options to subscribe for M and B shares at the higher of the nominal value and not less than 80% of the market value of the shares (determined over the three days prior to the invitation date). Options normally become exercisable for six months from the end of the savings contract, which may be of three or five years’ duration. In June 2005, options were granted to 1,382 employees over 1,162,897 shares at 258.5p per share.

The M and B Share Incentive Plan

The SIP allows eligible employees to participate in awards of M and B shares under a HM Revenue and Customs (‘HMRC’) approved share incentive plan. Awards of M and B shares under the SIP are not pensionable. All employees and Executive Directors of the Company and any participating subsidiaries may participate in the SIP. When the SIP is operated, all eligible employees must be invited to participate. In 2005, 309,993 shares were allocated by the SIP trustee as free shares to 7,917 employees.

M and B Employee Benefit Trust

The M and B Employee Benefit Trust may acquire M and B shares and hold them for the benefit of employees and former employees of the Group and their spouses and children. The Trust may be used to provide M and B shares to employees under some or all of the Employee Share Plans.

During the year, the Employee Benefit Trust acquired 1 million shares and allocated 3,453,846 shares to employees under the terms of the employee share plans.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to management, M and B is not directly or indirectly owned or controlled by another corporation or by any government or any other person. Based on the current notification to M and B under the provisions of Section 198 of the Companies Act, M and B has been advised of the following substantial interests (3% or more) in its shares as at February 10, 2006:

	January 31, 2005				February 14, 2006
Shareholder	Shares		%		Shares		%

Aviva plc	16,697,560		3.2		20,612,762		4.1
AXA S.A.	—	*	—	*	81,781,009		16.5
Barclays PLC	—	*	—	*	15,031,620		3.0
Deutsche Bank	—	*	—	*	15,865,788		3.2
Legal & General	25,602,956		3.5		25,602,956		3.5
Lone Pine Capital LLC	—	*	—	*	15,090,182		3.0
Standard Life	15,771,452		3.0		—	*	—	*

* These Shareholders may have had a non disclosable interest (less than 3% of the issued share capital) on the above dates.

M and B does not know of any arrangements the operation of which may result in a change in its control.

No shareholder has voting rights different to those of any other shareholder.

As of January 31, 2006, there was a total of 78,813 recorded holders of ordinary shares of whom 214 had registered addresses in the United States and held a total of 110,230 ordinary shares (0.02% of the total shares issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

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

Back to Contents

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

Dividends

See ‘Item 3. Key Information – Selected Consolidated Financial Information – Dividends’.

SIGNIFICANT CHANGES

No significant change has occurred to the Company’s financial position since October 1, 2005, the date of the most recent financial statements included in this annual report.

Back to Contents
ITEM 9. THE OFFER AND LISTING

The principal trading market for the Company’s ordinary shares is the London Stock Exchange on which they have been traded since Separation on April 15, 2003. On April 13, 2005, the Company announced its intention to terminate the ADR program and delist from the New York Stock Exchange. On July 19, 2005, the ADR program was terminated. The Company was delisted from the NYSE on August 5, 2005.

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

	£ per ordinary share		$ per ADS*

	High	Low	High	Low

Fiscal 2005
Annual high and low	3.90	2.58	6.67	5.04
First quarter	3.40	2.58	6.53	5.04
Second quarter	3.47	3.21	6.67	6.05
Third quarter	3.55	2.99	6.63	5.56
Fourth quarter	3.90	3.35	6.07	5.78
Fiscal 2004
Annual high and low	2.84	2.22	5.48	3.70
First quarter	2.40	2.22	4.35	3.70
Second quarter	2.63	2.25	4.97	4.05
Third quarter	2.80	2.44	5.19	4.35
Fourth quarter	2.84	2.47	5.48	4.50
Month end
August 2005	3.67	3.54	—	—
September 2005	3.90	3.65	—	—
October 2005	3.70	3.45	—	—
November 2005	3.89	3.63	—	—
December 2005	4.27	3.82	—	—
January 2006	4.20	3.93	—	—
February 2006 (through February 10, 2006)	4.06	3.95	—	—

* Until termination of the ADR programme on July 19, 2005

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The principal market for trading in the ordinary shares is the London Stock Exchange. Trading on the London Stock Exchange commenced for regular trading on April 15, 2003 under the symbol MAB.

On July 19, 2005, the Group voluntarily terminated its ADR program and on August 5, 2005, it delisted from the New York Stock Exchange. The Group decided to terminate the ADR program and delist because, given the relatively low participation in the ADR program, it did not believe that the benefits of maintaining the program and listing justified the additional administration. Holders of ADRs were entitled to exchange their M and B ADSs by September 16, 2005 for the appropriate number of underlying M and B ordinary shares. On September 19, 2005, the Bank of New York, as depositary for the ADR program, sold the ordinary shares in respect of M and B ADSs not submitted for exchange by September 16.

Back to Contents

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Back to Contents
ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

A description of the Company’s Memorandum and Articles of Association is incorporated herein by reference to Item 10 of the Company’s registration statement on Form 20-F filed March 23, 2003 (file no. 001-31653).

In addition, on February 2, 2006, the Company’s shareholders approved amendments to its Articles of Association including one that would allow the Board of Directors to require certain US shareholders to sell their ordinary shares so that the Group may be certain that the number of its US shareholders is below the appropriate threshold to enable it to deregister. Under the provision, the Directors can compel persons holding or having an interest in the Company’s shares to provide information, to the extent known, relating to the ownership of the shares. Shareholders and certain other interest persons are required to notify the Directors if the shares in which they are interested are held by or for US holders, and the Directors will maintain a register of US holders. The Directors may, at their discretion and without limit in time, require shares held by or for US holders to be sold to non-US holders. If a US holder does not sell the shares within 21 days of notice by the Directors, the Directors may sell those shares on behalf of that person, who will receive payment for the sale only upon surrender of the relevant share certificates.

Although US holders who hold or are interested in more than 20,000 shares are excluded from the register of US holders and from the compulsory transfer requirements of this provision, the 20,000 share threshold can be amended by an ordinary resolution of shareholders.

The redeemable deferred shares and the redeemable preference shares have been converted into ordinary shares. The Articles relating to these shares have been removed from the Articles of Association, as have the summary provisions relating to the rights and qualifications of these shares. In addition, Article 163, continuing certain provisions relating to historical demerger arrangements, has been removed and is no longer part of the Articles of Association.

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

Securitization Issuer/Borrower Facility Agreement

On November 13, 2003, the Group refinanced its debt by raising £1,900 million through a securitization of the majority of its UK pubs and pub-restaurants business.

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

Class B2 for £350,000,000 secured 6.013% notes due 2030; and

Class C for £200,000,000 secured 6.469% notes due 2032.

Under a secured facility agreement dated November 13, 2003 (the ‘Secured Facility Agreement’), the Group’s principal operating subsidiary, Mitchells & Butlers Retail Limited (‘M and B Retail’), and other subsidiaries borrowed from M and B Finance the proceeds of the sale of the Notes. The amounts and terms of the Notes are linked to the term facilities covered by the Secured Facility Agreement. These borrowings are effectively secured by the majority of the UK pub and pub-restaurant assets and mirror the six classes of the Notes.

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

Back to Contents

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

The Secured Facility Agreement also includes customary covenants, warranties and events of default. The Secured Facility Agreement sets a minimum free cash flow to debt service coverage ratio of no less than 1.10:1 as measured on any financial quarter date, in respect of the most recent relevant period or the most recent relevant year. M and B Retail and other wholly-owned subsidiaries that borrow under the Facility (the ‘Borrowers’) must also maintain an aggregate consolidated net worth of at least £300,000,000 at the end of each fiscal year. The Borrower is restricted in its ability to: (a) make any payments or other disposal of cash or other funds to an excluded Group entity (including payment of dividends, payment of interest, distributions, repayment of loans, capital contributions, etc.), except for any payment specifically permitted (such as payment to the intra group services companies) unless (i) all payments due and payable under the Working Capital Facility (as described below) have been made, (ii) no event of default has occurred and is continuing or would occur as a result of the making of such payment, and (iii) certain minimum free cash flow to debt service ratios (at least 1.3:1) and EBITDA to debt service payments ratios (at least 1.7:1) are met; (b) sell, lease, transfer or dispose of any secured properties under the Secured Facility Agreement without the consent of the security trustee, and proceeds from these permitted disposals shall be deposited into a secured account with restrictions on the use of such funds (disposal of assets other than secured properties are also subject to certain conditions); (c) acquire or substitute any business over which security is granted, or would be granted; or (d) incur more than £7,500,000 in permitted encumbrances or more than £7,500,000 in permitted indebtedness. The Company is required to incur or reserve for each fiscal year a required maintenance amount equal to 6.4% of the actual aggregate turnover in respect of the preceding fiscal year of the secured properties.

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

Working Capital Facility Agreement

Certain subsidiaries, including M and B Retail, entered into a £60 million revolving credit facility (the ‘Working Capital Facility’) on November 13, 2003 for a term of five years. The Borrower will be entitled to use the Working Capital Facility for working capital purposes, ongoing operational expenses and other general corporate purposes not otherwise met out of available cashflows from time to time. The Working Capital Facility must be fully repaid for at least two days in each fiscal securitization year. The covenants, warranties and events of default contained within this facility effectively mirror those which govern the Issuer/Borrower Facility Agreement.

EXCHANGE CONTROLS

There are no restrictions on dividend payments to US citizens and there are no UK restrictions on the import or export of capital which may affect the availability of cash and cash equivalents for use by the Group.

Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the ordinary shares, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a ‘Prohibited Person’).

There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, ordinary shares may not be owned by a Prohibited Person.

TAXATION

Taxation of US Holders

This section provides a summary of the material US federal income tax and UK tax consequences to US holders, as defined below, of owning and disposing of shares of the Company. This section addresses only the tax position of a US holder who holds shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to an investment decision regarding the shares. In particular, this section does not discuss the tax consequences of members of special classes of holders subject to special rules including, without limitation, the following: (a) certain financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that hold shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US federal income tax purposes; (f) persons that have a functional currency other than the US dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of the Company’s share capital; (h) regulated investment companies; (i) real estate and investment trusts; and (j) S corporations. This section does not generally

Back to Contents

deal with the position of a US holder who is resident or ordinarily resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in the UK. If a partnership holds shares, the consequences to a partner will generally depend upon the status of that partner and the activities of the partnership. A partner of a partnership holding shares should consult its own tax advisor.

A US holder is a beneficial owner of shares that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of the HMRC, all as currently in effect, and on the Double Taxation Convention between the US and the UK that was ratified in March 2003 (the ‘Treaty’). These laws are subject to change, possibly on a retroactive basis.

Investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares in their particular circumstances, and in particular whether they are eligible for the benefits of the Treaty.

Taxation of Dividends

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes

Under the Treaty a US holder is not entitled to a tax credit from HMRC, and dividends received by the US holder from the Company will not, under current UK tax law, be subject to withholding tax by the UK.

US Federal Income Taxation

Subject to the passive foreign investment company, or PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, a US holder should expect that a distribution will generally be treated as a dividend for US federal income tax purposes. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the Company with respect to the shares will be qualified dividend income.

A US holder that is eligible for the benefits of the Treaty will not be entitled to a UK tax credit, but will also not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US for the purposes of calculating a holder’s foreign tax credit limitations. The rules relating to foreign tax credits and the timing thereof are complex. US holders should consult their own tax advisors regarding the application of the foreign tax credit limitation to their particular circumstances.

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

Taxation of Capital Gains

A US holder who is not resident or ordinarily resident for UK tax purposes in the UK will not be liable for UK taxation on capital gains realized or accrued on the sale or other disposal of shares unless, at the time of the sale or other disposal, the US holder carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and such shares are or have been used, held or acquired for the purposes of such trade, profession or vocation, or such branch, agency or permanent establishment.

A US holder of ordinary shares who is an individual and who has ceased to be resident or ordinarily resident in the UK for UK tax purposes for a period of less than five years and who disposes of the shares during that period may be liable on his return to the UK to tax on any capital gain realized (subject to any available exemption or relief).

Back to Contents

United States Federal Income Taxation

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of shares will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in the shares. Generally, a capital gain of a non-corporate US holder that is recognized before January 1, 2009 is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

A US holder that receives foreign currency on the sale or other disposition of the shares will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of a cash basis and electing accrual basis taxpayer, the US dollar value of the foreign currency on the settlement date). If a US holder receives foreign currency on the sale or other disposition of shares , the gain or loss, if any, recognized on a subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss and will generally be income or loss from sources within the US for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US holder, a cash basis and electing accrual basis US holder should not recognize any gain or loss on such conversion.

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

If the Company is regarded as a PFIC in any year during which a US holder owns shares , the US holder will be subject to additional taxes on any excess distributions received from the Company and any gain realized from the sale or other disposition of shares (whether or not the Company continues to be a PFIC). A US holder has an excess distribution to the extent that distributions on the shares , as the case may be, during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the US holder’s holding period). To compute the tax on the excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over the US holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US holder makes a valid ‘mark-to-market’ election (in which case, subject to certain limitations, the US holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of shares , as the case may be, will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any ‘mark-to-market’ gains for prior years. A ‘mark-to-market’ election is only available to US holders in any tax year that the PFIC stock is considered ‘regularly traded’ on a ‘qualified exchange’ within the meaning of applicable US Treasury regulations. US holders should consult their own tax advisors as to whether the shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the US Internal Revenue Service unless the shares cease to be marketable.

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

If the Company is regarded as a PFIC, each US holder of shares must make an annual return on US Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income, as discussed above under ‘Taxation of Dividends’, is not applicable to dividends paid by a PFIC.

US holders are urged to consult their own tax advisors regarding whether an investment in the shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to US holders of dividends on shares and to the proceeds of a sale or other disposition of shares. The Company, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the US holder fails (a) to furnish its taxpayer identification number, (b) to certify that such US holder is not subject to backup withholding, or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders (including, among others,

Back to Contents

corporations) are not subject to backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder generally may be claimed as a credit against such US holder’s US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service.

Additional Tax Considerations

United Kingdom Inheritance Tax

An individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention) and is not a UK national as defined in the Convention will not be subject to UK inheritance tax in respect of shares on the individual’s death or on a transfer of the shares during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the shares have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and not a UK national. Where shares are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

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

Interest Rate Sensitivity

At October 1, 2005 the Group had the following outstanding derivative or financial instruments that are sensitive to changes in interest rates.

The Group entered into hedging transactions in connection with the Securitization transaction completed on November 13, 2003, which comprised the following tranches of Notes:

Tranche	Amount of Issue	Amount Outstanding at October 1 2005		Amount of Rate	Expected Future Weighted Average Life

A1	£200m	£200m	£	LIBOR + 0.45%	5 years
A2	£550m	£506.8m		5.574%	11 years
A3	$418.75m	$418.75m	$	LIBOR + 0.45%	5 years
B1	£350m	£330.0m		5.965%	9 years
B2	£350m	£350m		6.013%	19 years
C	£200m	£200m		6.469%	24 years

All note tranches, other than A1 and A3, were issued at fixed rates, and the expected future weighted average lives are based on the amortization profiles of the individual note tranches and assumed refinancing of the A1 and A3 notes on the margin step-up date seven years after issuance, at which time the floating rate margins of 0.45% increase to 0.90% . For further details see ‘Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement.’

The Fair values of each note tranche as at February 10, 2006 are noted below. The mid-price in the market for each tranche is used for the calculation and the figure effectively represents the net present value of the expected cash flows discounted at current market rates of interest.

Tranche	Amount	Fair Value

A1	£200m	£200m
A2	£500.7m	£542.3m
A3	$418.75m	$418.75m
B1	£327.0m	£352.7m
B2	£350m	£405.8m
C	£200m	£235.9m

Back to Contents

The floating rate notes (tranches A1 and A3) are fully hedged using interest rate swaps and currency swaps, whereby all principal and interest liabilities are swapped into sterling, providing an initial sterling equivalent of £250 million in respect of the A3 notes and fixed interest payable. Further details are provided below.

Interest Rate Swaps

a) In respect of A1 notes:

Notional Amount	£ 200m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£18.5m	)

b) In respect of A3 notes:

Notional Amount	£250m
Floating Rate Receivable	£ LIBOR
Fixed Rate Payable	5.1805%
Fair Value	(£23.1m	)

Currency Swap (in respect of A3 notes)

a) Initial and Final Principal Exchange:

US Dollar Amount	$418.75m
Exchange Rate	1.6750
Sterling Amount	£250m

b) Interest Flows:

Floating Rate Receivable	$ LIBOR + 0.45%
Floating Rate Payable	£ LIBOR + 0.499%

c) Fair Value	(£13.2m	)

The Fair values in respect of the above swap arrangements represent the net present value of the expected cash flows discounted at current market rates of interest and utilize a US dollar/sterling exchange rate of 1.7436 as at February 10, 2006.

No impact will arise from movements in interest rates as all flows have been swapped into a fixed rate sterling basis, utilizing the transactions described above.

The overall cash interest payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of the financial guarantee by Ambac as summarized in ‘Item 10. Material Contracts – Securitization Issuer/Borrower Facility Agreement’.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As at the end of the period covered by this report, the Chief Executive and the Finance Director carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, the Chief Executive and the Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors considers George Fairweather to be the Audit Committee Financial Expert. Mr. Fairweather, who chairs the Audit Committee, is a Non-Executive Director and is considered by the Board to be independent of management.

ITEM 16B. CODE OF ETHICS

The Company recognizes that its businesses have responsibilities within the communities in which they operate. The Company has a Code of Ethics for Senior Executives and Financial Officers (‘Ethics Code’) and Business Conduct guidelines describing the standards of behavior expected from all company employees, including directors and senior management.

The Company has published its Ethics Code and its Business Conduct guidelines within the investor section of its website, www.mbplc.com. The Senior Executive and Financial Officers covered by the Ethics Code are the Chief Executive, Finance Director, Deputy Finance Director and all other members of the Company’s Executive Committee (or any persons performing similar roles).

Back to Contents
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the Annual General Meeting held on February 2, 2006, the shareholders reappointed Ernst & Young LLP as auditors of the Company. The following fees were billed to the Group by Ernst & Young LLP for professional services in each of the last two fiscal years:

	Fiscal year
	2005		2004
	(£ million)

Audit fees		0.5		0.4
Audit-related fees
Securitization	—		0.2
Section 404 of the Sarbanes-Oxley Act	0.1		—

Total Audit-Related		0.1		0.2
Tax fees		—		—

Total fees		0.6		0.6

Audit fees consists of fees billed for professional services rendered by Ernst & Young LLP for the audit of the Group’s consolidated financial statements and the review of the Group’s interim consolidated financial statements.

Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements and are not reported under Audit fees. In fiscal 2005, these services arose from Ernst & Young’s reviews of our preparations towards reporting in respect of our internal financial controls and procedures under Section 404 of the Sarbanes-Oxley Act. In fiscal 2004 these services arose from accounting reviews in connection with the Group’s Securitization on November 13, 2003.

Tax fees (less than £100,000 in each of fiscal years 2004 and 2005) consists of fees billed for professional services in respect of tax compliance for the Group’s German operations.

Audit Committee’s Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor

The Audit Committee has adopted policies to ensure that the independence of the External Auditor is not impaired. The Audit Committee is directly responsible for the appointment, compensation, resignation, dismissal and the overseeing of the External Auditor and approves the scope of the external audit. The Audit Committee’s policy on the use of the External Auditor for non-audit services is as follows:

The External Auditor may only provide services to the Group where the Auditor:

•	does not function in the role of management;

•	does not audit his or her own work; and

•	does not serve in an advocacy role for the Group.

Non-audit services may be provided by the External Auditor, pre-approved by the Audit Committee, subject to the following conditions:

•	the service must be included on a list of services pre-considered by the Audit Committee in light of applicable laws and UK best practice and including certain Audit Related Services, Tax Services and Other Services;

•	the total fee for each individual non-audit service shall not exceed half the forecast audit fee for the year;

•	the aggregate fees paid in a fiscal year for pre-approved non-audit services shall not exceed the audit fee; and

•	any proposed work must be checked against this policy and a report of all non-audit services carried out under the pre-approval procedures shall be submitted to each scheduled Audit Committee meeting.

Any other non-audit services may only be carried out by the External Auditor if permitted by UK and US law and if specifically approved by either the Audit Committee or the Chairman of the Audit Committee.

No portion of the services described above were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Back to Contents

ITEM 16D.      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the AGM on January 26, 2005 the Company’s shareholders gave authority for the Company to buy its own shares subject to certain conditions. Pursuant to the authority conferred by Article 11 of the Company’s Articles of Association, the shareholders approved a resolution which permitted the Company to buy back up to 5% of paid-up capital during the period from January 26, 2005 to the earlier of April 26, 2006 or the date of the next AGM, at a price per share ranging from a minimum of 7 1/12 p per share to a maximum of 105% of the average of the middle market quotations for ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days before the relevant ordinary shares are contracted to be purchased. The maximum number of shares authorised to be purchased under the buy-back program was 52,389,740.

Pursuant to the buy-back program, in the course of fiscal year 2005, the Company purchased shares as follows:

Period	Total number of shares	Average price paid per share (£)	Total number of shares purchased as part of publicly announced program	Total number of shares that may yet be purchased under the program

December 6, 2004 to
December 16, 2004	2,350,000	3.16	2,350,000	50,039,740
June 6, 2005 to
June 31, 2005	3,720,000	3.29	6,070,000	46,319,740
February 1, 2005 to
February 28, 2005	4,025,000	3.39	10,095,000	42,294,740
March 1, 2005 to
March 30, 2005	4,020,000	3.36	14,115,000	38,274,740
April 1, 2005 to
April 4, 2005	355,000	3.44	14,470,000	37,919,740
May 24, 2005 to
May 31, 2005	1,100,000	3.25	15,570,000	36,619,740
June 1, 2005 to
June 30, 2005	4,190,000	3.26	19,760,000	32,629,740
July 1, 2005 to
July 29, 2005	3,600,000	3.41	23,360,000	29,029,740
August 1, 2005 to
August 31, 2005	4,535,000	3.59	27,895,000	24,494,740
September 1, 2005 to
September 2, 2005	631,000	3.73	28,526,000	23,863,740

All purchases were made in market transactions effected on the London Stock Exchange. During the year, the Company requested that the independent Employee Benefit Trust purchase 1,000,000 shares funded through the share buy-back program, to satisfy share awards to the Company's employees. The Employee Benefit Trust purchased 1,000,000 shares at a price of £3.16 each in December 2004. No purchases were made by the Company other than in accordance with the buy-back program.

Back to Contents

PART III

ITEM 17.      FINANCIAL STATEMENTS

See ‘Item 18. Financial Statements’.

ITEM 18.      FINANCIAL STATEMENTS

The following consolidated financial statements and related schedules, together with the report thereon of Ernst & Young LLP, are filed as part of this annual report:

Page

Report and Consent of Independent Registered Public Accounting Firm	F-1
Financial Statements
Consolidated Profit and Loss Account for fiscal years 2005, 2004 and 2003	F-2
Consolidated Balance Sheet at fiscal year ends 2005 and 2004	F-4
Consolidated Statement of Changes in Shareholders’ Funds/Invested Capital for the fiscal years 2005, 2004 and 2003	F-5
Consolidated Statement of Cash Flows for the fiscal years 2005, 2004 and 2003	F-7
Notes to the Financial Statements	F-8
Schedules
Schedule I – Condensed Financial information of Registrant at fiscal year ends 2005 and 2004 and for fiscal years 2005, 2004 and 2003	SH1-1
Schedule II – Valuation and Qualifying Accounts for the fiscal years 2005, 2004 and 2003	SH2-1

Back to Contents

ITEM 19.      EXHIBITS

The following exhibits are to be filed as part of this annual report:

Exhibit 1	Memorandum and Articles of Association of Mitchells & Butlers plc
Exhibit 2(b)(i)	Secured Facility Agreement, dated November 13, 2003, between Mitchells & Butlers Finance plc and subsidiaries of Mitchell & Butlers plc (the ‘Secured Facility Agreement’) (incorporated by reference to exhibit 2(b)(i) of Mitchells & Butlers plc’s Annual Report on Form 20-F (file no. 001-31653) dated as of March 16, 2004)
Exhibit 4(a)(i)	Separation Agreement, dated April 15, 2003, between InterContinental Hotels Group PLC and the Six Continents Group (the ‘Separation Agreement’) (incorporated by reference to Exhibit 4(a)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(a)(ii)	M and B Group Transfer Share Purchase Agreement, dated April 15, 2003, between Mitchells & Butlers plc and Six Continents PLC (incorporated by reference to Exhibit 4(a)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003) (the ‘M and B Group Transfer SPA’)
Exhibit 4(a)(iii)	Working Capital Facility, dated November 13, 2003, between Mitchells & Butlers Retail Limited, the Royal Bank of Scotland plc and HSBC Trustee (C.I.) Limited (the ‘Working Capital Facility’) (incorporated by reference to exhibit 4(a)(iii) of Mitchells & Butlers plc’s Annual Report on Form 20-F (file no. 001-31653) dated as of March 16, 2004)
Exhibit 4(a)(iv)	Bede Acquisition Agreement: Sale and Purchase Agreement in respect of Bede Leisure Retail Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, dated February 14, 2001, among Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited (incorporated by reference to Exhibit 4(a)(v) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(a)(v)	Securitization Issuer/Borrower Agreement dated November 13, 2003 between Mitchells & Butlers Retail Ltd and other subsidiaries and Mitchells & Butlers Finance plc (incorporated by reference to Exhibit 4(a)(v) of Mitchells & Butlers Annual Report on Form 20-F (File no. 001-31653) dated as of February 24, 2005)
Exhibit 4(c)(i)	Tim Clarke’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(i) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)
Exhibit 4(c)(ii)	Karim Naffah’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(ii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)

Exhibit 4(c)(iii)	Mike Bramley’s service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iii) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)

Exhibit 4(c)(iv)	Tony Hughes’ service contract, dated February 12, 2003 (incorporated by reference to Exhibit 4(c)(iv) of Mitchells & Butlers plc’s Registration Statement on Form 20-F (File No. 001-31653), dated March 28, 2003)

Exhibit 8	Subsidiaries
Exhibit 12.1	Certification of Tim Clarke filed pursuant to Rule 13a – 14(a) under the Securities Exchange Act of 1934
Exhibit 12.2	Certification of Karim Naffah filed pursuant to Rule 13a – 14(a) under the Securities Exchange Act of 1934
Exhibit 13.1	Certification of Tim Clarke and Karim Naffah furnished pursuant to Rule 13a – 14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350
Exhibit 14(a)	Consent of Ernst & Young LLP (included on page F-1)

Back to Contents

MITCHELLS & BUTLERS PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mitchells & Butlers plc

We have audited the accompanying consolidated balance sheets of Mitchells & Butlers plc as of October 1, 2005 and September 25, 2004, and the related consolidated profit and loss accounts and consolidated statements of changes in shareholders’ funds/invested capital and cash flows for each of the three years in the period ended October 1, 2005. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitchells & Butlers plc at October 1, 2005 and September 25, 2004, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended October 1, 2005 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 31 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
November 29, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333 -104742) pertaining to the Six Continents Executive Share Option Scheme 1995, of the reference to our firm in Item 3 – Key Information and of our report dated November 29, 2005, on the consolidated financial statements and schedules of Mitchells & Butlers plc, both included in the Form 20-F of Mitchells & Butlers plc for the period ended October 1, 2005.

ERNST & YOUNG LLP

London, England
February 28, 2006

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	53 weeks ended					52 weeks ended

	October 1, 2005					September 25, 2004 restated*					September 27, 2003 restated*

	Before		Exceptional			Before		Exceptional			Before		Exceptional
	exceptional		items			exceptional		items			exceptional		items
	items		(Note 8)	Total		items		(Note 8)	Total		items		(Note 8)	Total

				(£ million, except per ordinary share amounts)
Turnover – (Note 4)	1,662		—	1,662		1,560		—	1,560		1,504		—	1,504
Costs and overheads – (Note 5)	(1,365)		(4)	(1,369)		(1,287)		(2)	(1,289)		(1,238)		(5)	(1,243)

Operating profit – (Note 4)	297		(4)	293		273		(2)	271		266		(5)	261
Profit on disposal of fixed assets – (Note 8)	—		1	1		—		2	2		—		—	—
Separation costs – (Note 8)	—		—	—		—		—	—		—		(42)	(42)

Profit on ordinary activities before interest	297		(3)	294		273		—	273		266		(47)	219
Interest on net debt	(105)		—	(105)		(101)		(2)	(103)		(55)		(8)	(63)
Net finance income/(expense) in respect of
pensions – (Note 7)	3		—	3		1		—	1		(2)		—	(2)

Profit on ordinary activities before taxation	195		(3)	192		173		(2)	171		209		(55)	154
Tax on profit on ordinary activities – (Note 10)	(62)		3	(59)		(56)		3	(53)		(68)		31	(37)

Earnings available for shareholders (i)	133		—	133		117		1	118		141		(24)	117
Dividends on equity shares – (Note 11)	(53)		—	(53)		(550)		—	(550)		(29)		—	(29)

Retained profit/(loss) for the financial year	80		—	80		(433)		1	(432)		112		(24)	88

Earnings per ordinary share – (Note 12):
Basic	—		—	26.0	p	—		—	21.1	p	—		—	15.9	p
Diluted	—		—	25.6	p	—		—	21.0	p	—		—	15.9	p
Adjusted	26.0	p	—	—		20.9	p	—	—		19.2	p	—	—

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

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

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

		(£ million)
Earnings available for shareholders	133	118	117
Actuarial (loss)/gain on pension schemes	(7)	39	(71)
Deferred tax relating to actuarial (loss)/gain	2	(12)	22
Exchange differences arising on foreign currency net investments	—	(1)	7

Total recognized gains for the year	128	144	75

Prior year adjustment on the full adoption of FRS 17	(219)

Total recognized losses since previous year end	(91)

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

(i)	The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 31 of Notes to the Financial Statements.

Note of historical cost Group profits and losses
	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(£ million)
Reported profit on ordinary activities before taxation	192	171	154
Realization of revaluation gains of previous periods	4	2	1

Historical cost profit on ordinary activities before taxation	196	173	155

Historical cost profit/(loss) retained for the financial year	84	(430)	89

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED BALANCE SHEET

	October 1, 2005	September 25, 2004 restated*

	(£ million)
Fixed assets
Intangible assets – (Note 13)	10	10
Tangible assets – (Note 14)	3,516	3,509

	3,526	3,519
Current assets
Stocks – (Note 15)	39	43
Debtors – (Note 16)	76	82
Investments	71	144
Cash at bank and in hand	129	81

	315	350
Creditors: amounts falling due within one year – (Note 17)	(350)	(326)

Net current (liabilities)/assets	(35)	24

Total assets less current liabilities	3,491	3,543

Creditors: amounts falling due after one year – (Note 18)	(1,786)	(1,822)
Provisions for liabilities and charges
Deferred tax – (Note 21)	(185)	(182)
Other provisions – (Note 22)	(4)	(2)

Net assets before net pension liabilities	1,516	1,537

Net pension liabilities – (Note 7)	(99)	(114)

Net assets	1,417	1,423

Capital and reserves
Called up share capital	35	37
Share premium account	14	12
Capital redemption reserve	2	—
Revaluation reserve	335	339
Profit and loss account reserve	1,031	1,035

Equity shareholders’ funds (i)	1,417	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

(i)	A summary of the significant adjustments to shareholders’ funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS/INVESTED CAPITAL

	Share Capital		Retained earnings and other reserves
						Profit and loss account
	Number of ordinary shares (i)	Ordinary shares (i)	Share premium account (ii)	Capital redemption reserve (ii) (iii)	Revaluation reserve (ii)	Own shares (ii) (iv)	Other (iii) (v)	Total	Invested capital	Total share- holders’ funds/ invested capital

	(millions)	(£ million)
At September 28, 2002 (vi):
As previously reported	—	—	—	—	—	—	—	—	2,475	2,475
Adoption of FRS 17	—	—	—	—	—	—	—	—	(182)	(182)

As restated*	—	—	—	—	—	—	—	—	2,293	2,293
Pre separation actuarial loss on pension schemes	—	—	—	—	—	—	—	—	(86)	(86)
Pre separation deferred tax relating to actuarial loss	—	—	—	—	—	—	—	—	27	27
Pre separation retained income*	—	—	—	—	—	—	—	—	58	58
Pre separation exchange differences	—	—	—	—	—	—	—	—	6	6
Funding with Six Continents Group	—	—	—	—	—	—	—	—	184	184
Arising from separation transaction*	734	37	—	—	341	—	1,402	1,402	(2,482)	(702)
Allotment of ordinary shares	2	—	4	—	—	—	—	—	—	4
Post separation actuarial gain on pension schemes	—	—	—	—	—	—	15	15	—	15
Post separation deferred tax relating to actuarial gain	—	—	—	—	—	—	(5)	(5)	—	(5)
Post separation retained income*	—	—	—	—	—	—	30	30	—	30
Post separation exchange differences	—	—	—	—	—	—	1	1	—	1

At September 27, 2003 (vi)*	736	37	4	—	341	—	1,443	1,443	—	1,825
Share consolidation	(216)	—	—	—	—	—	—	—	—	—
Allotment of ordinary shares	4	—	8	—	—	—	—	—	—	8
Purchase of own shares by employee share trusts	—	—	—	—	—	(12)	—	(12)	—	(12)
Release of own shares by employee shares trusts	—	—	—	—	—	1	—	1	—	1
Credit in respect of employee share schemes	—	—	—	—	—	—	7	7	—	7
Actuarial gain on pension schemes	—	—	—	—	—	—	39	39	—	39
Deferred tax relating to actuarial gain	—	—	—	—	—	—	(12)	(12)	—	(12)
Revaluation surplus realized on disposals	—	—	—	—	(2)	—	2	2	—	—
Retained loss*	—	—	—	—	—	—	(432)	(432)	—	(432)
Exchange differences	—	—	—	—	—	—	(1)	(1)	—	(1)

At September 25, 2004 (vi)*	524	37	12	—	339	(11)	1,046	1,035	—	1,423
Allotment of ordinary shares	1	—	2	—	—	—	—	—	—	2
Purchase of own shares	(25)	(2)	—	2	—	(18)	(83)	(101)	—	(101)
Release of own shares held	—	—	—	—	—	17	(3)	14	—	14
Credit in respect of employee share schemes	—	—	—	—	—	—	4	4	—	4
Actuarial loss on pension schemes	—	—	—	—	—	—	(7)	(7)	—	(7)
Deferred tax relating to actuarial loss	—	—	—	—	—	—	2	2	—	2
Revaluation surplus realized on disposals	—	—	—	—	(4)	—	4	4	—	—
Retained profit	—	—	—	—	—	—	80	80	—	80

At October 1, 2005 (vi)	500	35	14	2	335	(12)	1,043	1,031	—	1,417

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Footnotes are set out on pages F-6 and F-7.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS/INVESTED CAPITAL (Continued)

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

On December 2, 2003, the Company’s ordinary share capital was consolidated on a 12 for 17 basis in connection with the payment of a special dividend (see Note 11 of Notes to the Financial Statements). The share consolidation resulted in the issue of 519,739,246 new ordinary shares of 7 1/12p each in replacement for 736,297,265 existing ordinary shares of 5p each.

During the year ended September 25, 2004, the Company issued 73,486 ordinary shares of 5p each and 4,053,298 ordinary shares of 7 1/12p each under employee share schemes for an aggregate consideration of £8 million.

During the year ended October 1, 2005, the Company issued 881,496 ordinary shares of 7 1/12p each under employee share schemes for an aggregate consideration of £2m.

In the year ended October 1, 2005, the Company also repurchased 29,755,080 shares at a cost of £101 million. Of these shares 24,236,000 were canceled, 1,229,080 shares were purchased for the Employee Benefit Trusts (further details of the Employee Share Trusts are set out in Note 24 of Notes to the Financial Statements) and the remaining 4,290,000 were purchased as treasury shares.

At October 1, 2005 and September 25, 2004 the authorized share capital of the Company was £100,938,200, comprising 1,424,304,000 ordinary shares of 7 1/12p each, one redeemable preference share of £50,000 and two redeemable deferred shares of 1p each.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS/INVESTED CAPITAL (Continued)

(ii)	The share premium account, capital redemption reserve and revaluation reserve are not distributable. The profit and loss account reserve is wholly distributable after the deduction for own shares.
(iii)
The 24,236,000 ordinary shares canceled during the year were repurchased at a cost of £83 million, including expenses. The cost has been charged against distributable profits and the nominal value of the share capital canceled of £2 million has been transferred to the capital redemption reserve.

(iv)
The deduction for own shares within the profit and loss account reserve which was created on adoption of UITF 38 represents the shares in the Company held by the Group’s employee share trusts and shares held in treasury (‘treasury shares’). During 2005, the trusts acquired 1,229,080 (2004 4,584,826) shares at a cost of £4 million (2004 £12 million). 3,453,846 (2004 509,388) shares were released on the exercise of share options for a consideration of £8 million (2004 £1 million) and for the satisfaction of awards accrued under the Six Continents Deferred Incentive Plan, the Short Term Deferred Incentive Plan and the Share Incentive Plan. The 2,139,879 shares held by the trusts at October 1, 2005 had a market value of £7.8 million (2004 4,364,645 shares held had a market value of £11.3 million). During 2005, 4,290,000 treasury shares were acquired at a cost of £14 million and, of these, 2,182,102 shares were subsequently released to employees on the exercise of share options for a total consideration of £6 million. The 2,107,898 shares held in treasury at October 1, 2005 had a market value of £7.7 million.

(v)	Included in the profit and loss account reserve is a pension reserve of £99 million (2004 £114 million, 2003 £170 million) which equates to the net pension liabilities under FRS 17).
(vi)	Retained earnings and other reserves at October 1, 2005 included cumulative exchange adjustments of £6 million (2004 £6 million; 2003 £7 million, invested capital 2002 nil).
(vii)	Goodwill eliminated against shareholders’ funds was £50 million at September 28, 2002, September 27, 2003, September 25, 2004 and October 1, 2005.
(viii)	At the Annual General Meeting on February 2, 2006 authority was given to the Company to purchase up to 49,840,680 of its own shares until the Annual General Meeting in 2007.

The Notes to the Financial Statements are an integral part of these Financial Statements.

Back to Contents

MITCHELLS & BUTLERS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

	53 weeks ended	52 weeks ended
	October 1, 2005	September 25, 2004	September 27, 2003

		(£ million)
Operating activities - (Note 25)	400	378	306

Interest paid	(113)	(107)	(51)
Issue costs in respect of the securitized debt	—	(22)	(1)
Facility fees paid	—	—	(15)
Interest received	11	9	2

Returns on investments and servicing of finance	(102)	(120)	(65)

Taxation
United Kingdom corporation tax paid	(43)	(34)	(44)

Purchase of tangible fixed assets	(167)	(150)	(151)
Sale of tangible fixed assets	57	51	48

Capital expenditure	(110)	(99)	(103)

Equity dividends paid
Final dividend for 2002/03	—	(29)	—
Normal interim dividend for 2003/04	—	(15)	—
Special interim dividend for 2003/04	—	(501)	—
Final dividend for 2003/04	(34)	—	—
Normal interim dividend for 2004/05	(16)	—	—

	(50)	(545)	—

Net cash inflow/(outflow) before management of liquid resources and financing	95	(420)	94

Management of liquid resources
Decrease/(increase) in short-term deposits and investments	73	(141)	(1)

Financing
Issue of ordinary share capital	2	8	4
Purchase of own shares	(101)	(12)	—
Proceeds on release of own shares held	14	1	—
Proceeds from issue of securitized debt	—	1,900	—
Repayments of principal in respect of securitized debt	(35)	(28)	—
Borrowings drawn down under syndicated loan facility	—	25	1,350
Borrowings repaid in respect of syndicated loan facility	—	(1,243)	(132)
Repayment of amounts due to Six Continents group	—	—	(831)
Net funding flows with Six Continents group	—	—	193
Cash payment to former Six Continents PLC shareholders	—	—	(702)

	(120)	651	(118)

Increase/(decrease) in cash and overdrafts – (Note 27)	48	90	(25)

(i)	The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets. They comply with applicable accounting standards in the United Kingdom, including FRS 17 ‘Retirement Benefits’ which has been applied in full for the first time this year. Further details regarding the adoption of FRS 17 are provided in Note 3 of Notes to the Financial Statements.

Basis of consolidation

The Group’s financial statements include the results of Mitchells & Butlers plc and all of its subsidiaries for the 53 week period ended October 1, 2005. The prior periods are for the 52 week periods ended September 25, 2004 and September 27, 2003. The respective balance sheets have been drawn up to October 1, 2005 and September 25, 2004.

Merger accounting

Mitchells & Butlers plc was incorporated on October 2, 2002. On April 15, 2003, its ordinary shares were listed on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange following the separation of the Group’s leisure retailing activities from Six Continents PLC. In order to present the results of the Group on a meaningful basis, the financial statements for the 52 weeks ended September 27, 2003 were prepared under merger accounting principles to include the results and cash flows of those companies that comprised the Mitchells & Butlers group following separation as if the Group had been in existence since October 1, 2001.

Turnover

Turnover represents sales (excluding VAT and similar taxes, coupons and staff discounts) of goods and services, provided in the normal course of business.

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 1– Accounting Policies – (Continued)

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

iv)      Impairment

Any impairment arising on an income-generating unit, other than an impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account. An income-generating unit is impaired if its carrying value exceeds its recoverable amount.

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

The cost of plant, machinery, fixtures, fittings, and equipment (owned or leased) is spread by equal installments over the estimated useful lives of the relevant assets, namely:
Equipment in retail outlets	3-20 years
Information technology equipment	3-7 years
Vehicles	4-5 years
Plant and machinery	4-20 years

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 1 – Accounting Policies – (Continued)

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

Pensions

For the Group’s defined benefit arrangements, the current service cost of providing pension benefits to employees, together with the cost of any benefits relating to past service, is charged to operating profit and included in staff costs. The interest cost and the expected return on assets are shown as a net amount of finance cost or income adjacent to interest. Actuarial gains and losses are recognized immediately in the statement of total recognized group gains and losses. The difference between the market value of the pension scheme assets and the present value of accrued pension liabilities is shown separately as an asset or liability on the balance sheet, net of related deferred tax.

For the Group’s defined contribution arrangements, the charge against profit is equal to the amount of contributions payable.

Stocks

Stocks are stated at the lower of cost and net realizable value.

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date or, where appropriate, the rates of exchange fixed under the terms of the relevant transactions.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the translation of the results and the retranslation of opening net assets denominated in foreign currencies and foreign currency borrowings used to hedge those assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

Debt instruments and derivatives

Debt instruments, such as secured loan notes, are stated initially at the amount of the proceeds, net of issue costs. Finance costs, which are the difference between the net proceeds and the total amount of payments to be made in respect of the instruments, are allocated to periods over the term of the debt at a constant rate on the carrying amount. The amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period.

Amounts payable and receivable in respect of derivative financial instruments that hedge the interest rate exposures attached to the debt are accounted for on an accruals basis and treated as part of the finance cost.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 1– Accounting Policies – (Continued)

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

The cost of own shares held in treasury (‘treasury shares’) or by the Company’s employee share trusts for the purpose of fulfilling obligations in respect of the Group’s employee share plans are deducted from shareholders’ funds in the consolidated balance sheet.

Exceptional items

Exceptional items are those which fall within the ordinary activities of the Group and which need to be disclosed by virtue of their size or incidence. Such items are included within operating profit, or interest payable, unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganization or restructuring (separation costs) or profits or losses on the disposal of fixed assets, other than marginal adjustments to depreciation previously charged. In these cases, disclosure is made on the face of the profit and loss account after operating profit. Exceptional items and the tax thereon are excluded from the calculation of adjusted earnings per share.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are used when accounting for items such as depreciation and amortization, asset impairments and pensions.

Companies Act 1985

These financial statements do not comprise the Company’s ‘statutory accounts’ within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the 53 weeks ended October 1, 2005 and the 52 weeks ended September 25, 2004 have been delivered to the Registrar of Companies for England and Wales. The auditors’ reports on those accounts were unqualified.

Note 2 – Exchange Rates

The results of overseas operations have been translated into sterling at the weighted average rate of exchange for the year of £1 = €1.45 (2004 £1 = €1.48, 2003 £1 = €1.48) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.47 (2004 £1 = €1.47, 2003 £1 = €1.44) .

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 3 – Change in accounting policy

The Group has adopted FRS 17 ‘Retirement Benefits’ in full with effect from September 26, 2004. In prior years, the Group has complied with the transitional disclosure requirements of this standard. FRS 17 has been adopted in full in light of the introduction of International Financial Reporting Standards from January 1, 2005; the measurement principles in the equivalent international accounting standard are similar to those in FRS 17. The change in accounting policy therefore provides investors with greater clarity of earnings and net assets going forward.

The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognized in the statement of total recognized group gains and losses. Further information on FRS 17, including the impact on fiscal 2005, is provided in Notes 1 and 7 of Notes to the Financial Statements. Previous accounting under SSAP 24 ‘Accounting for Pension Costs’ required the charging of regular costs and variations from regular cost in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pension schemes shown as either a prepayment or creditor on the balance sheet. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly, as follows:

Group profit and loss account

	52 weeks to September 25, 2004

	Profit before interest	Interest	Tax	Earnings

	(£ million)
As previously reported	285	(103)	(57)	125
Adoption of FRS 17	(12)	1	4	(7)

As restated	273	(102)	(53)	118

The restated earnings have resulted in restated earnings per share numbers; basic, diluted and adjusted earnings per share have decreased by 1.3p, 1.2p and 1.3p from 22.4p, 22.2p and 22.2p to 21.1p, 21.0p and 20.9p respectively.

Group balance sheet

	September 25, 2004

	Debtors	Deferred taxation	Net pension liabilities	Equity shareholders' funds

	(£ million)
As previously reported	222	(217)	—	1,642
Adoption of FRS 17	(140)	35	(114)	(219)

As restated	82	(182)	(114)	1,423

Group profit and loss account

	52 weeks to September 27, 2003

	Profit before interest	Interest	Tax	Earnings

	(£ million)
As previously reported	228	(63)	(40)	125
Adoption of FRS 17	(9)	(2)	3	(8)

As restated	219	(65)	(37)	117

The restated earnings have resulted in restated earnings per share numbers; basic, diluted and adjusted earnings per share have decreased by 1.1p, 1.1p and 1.1p from 17.0p, 17.0p and 20.3p to 15.9p, 15.9p and 19.2p respectively.

Group balance sheet

	September 27, 2003

	Debtors	Deferred taxation	Net pension liabilities	Equity shareholders’ funds

	(£ million)
As previously reported	197	(203)	—	2,064
Adoption of FRS 17	(98)	29	(170)	(239)

As restated	99	(174)	(170)	1,825

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4 – Segment Analysis

The Group has two main retail operating segments: Pubs & Bars, focusing on drink and entertainment-led sites, and Restaurants, focusing on food and accommodation-led sites. The other Group activity is property development which is undertaken by SCPD.

Turnover

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)
Pubs & Bars	957	913	873
Restaurants	697	641	614

Retail	1,654	1,554	1,487
SCPD	8	6	17

	1,662	1,560	1,504

Predominantly all of the Group’s turnover arises in the United Kingdom.

Profit

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(£ million)
Pubs & Bars	180	173	172
Restaurants	116	99	92

Retail	296	272	264
SCPD	1	1	2

	297	273	266

Exceptional items (i)	(3)	(2)	(55)
Interest on net debt (excluding exceptional interest
charge in 2004 and 2003)	(105)	(101)	(55)
Net finance income/(expense) in respect of pensions	3	1	(2)

Profit before taxation	192	171	154

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

The segmental profit above has been shown before charging the exceptional items described in Note 8 of Notes to the Financial Statements.

(i)
The allocation of the 2005 exceptional items, which is a profit on disposal of fixed assets of £1 million and licensing costs of £4 million, is Pubs & Bars £2 million and Restaurants £1 million. Included within the 2004 exceptional items is a profit on the disposal of fixed assets of £2 million, all of which relates to Pubs & Bars. After allocating licensing costs and profits on disposal of fixed assets, segmental profits are Pubs & Bars £178 million (2004 £175 million, 2003 £172 million), Restaurants £115 million (2004 £99 million, 2003 £92 million) and SCPD £1 million (2004 £1 million, 2003 £2 million). Due to the nature of the other exceptional items, in 2004 and 2003, it is not possible to provide a meaningful allocation of the costs to the operating segments. See Note 8 of Notes to the Financial Statements.

Predominantly all of the Group’s profits arise in the United Kingdom.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4 – Segment Analysis – (Continued)

Assets

	October 1, 2005		September 25, 2004

	Total	Net Operating	Total restated*	Net Operating restated*

	(£ million)
Pubs & Bars	2,311	2,067	2,364	2,106
Restaurants	1,511	1,339	1,481	1,320

Retail	3,822	3,406	3,845	3,426
SCPD	19	17	24	19

	3,841	3,423	3,869	3,445

Geographical analysis
United Kingdom	3,795	3,385	3,821	3,405
Rest of Europe	46	38	48	40

	3,841	3,423	3,869	3,445

Net operating assets reconciliation
Net assets		1,417		1,423
Net debt		1,625		1,632
Corporate taxation		60		59
Deferred taxation		185		182
Net pension liabilities		99		114
Proposed dividend		37		34
Balances relating to exceptional items		—		1

		3,423		3,445

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (See Note 3 of Notes to the Financial Statements).

	October 1, 2005	September 25, 2004

	(£ million)
Long-lived assets
United Kingdom	3,487	3,479
Rest of Europe	39	40

	3,526	3,519

Long-lived assets comprise tangible fixed assets and intangible fixed assets after depreciation and amortization respectively.

Other Segmental Information

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)
Depreciation and amortization
Pubs & Bars	66	61	55
Restaurants (i)	50	47	44

Retail	116	108	99
SCPD	—	—	—

	116	108	99

(i)	Includes amortization of £nil (2004 £1 million, 2003 £1 million).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 4 – Segment Analysis – (Continued)

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)
Capital expenditure
Pubs & Bars	78	77	92
Restaurants	91	73	56

Retail	169	150	148
SCPD	—	—	—

	169	150	148

Note 5 – Costs and Overheads

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(£ million)
Raw materials and consumables	438	406	385
Changes in stocks of finished goods and work in progress	4	—	6
Staff costs – (Note 7)	432	414	394
Depreciation of tangible fixed assets	116	107	98
Amortization of goodwill	—	1	1
Hire of plant and machinery	35	31	31
Property rentals	47	45	45
Other external charges (i) (ii) (iii)	297	285	283

	1,369	1,289	1,243

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

(i)	Operating exceptional costs of £4 million (2004 £2 million, 2003 £5 million) are included in ‘Other external charges’.

(ii)	Repairs and maintenance costs are expensed when incurred as ‘Other external charges’. Repairs and maintenance costs for 2005 were £38 million (2004 £38 million, 2003 £36 million).

(iii)	Advertising costs are expensed when incurred as ‘Other external charges’. Advertising costs for 2005 were £3 million (2004 £3 million, 2003 £3 million).

Note 6 – Auditors’ remuneration

Auditors’ remuneration paid to Ernst & Young LLP was:

		53 weeks ended	52 weeks ended

		October 1, 2005	September 25, 2004	September 27, 2003

		(£ million)
Audit fees		0.5	0.4	0.4
Audit related fees	– securitization	—	0.2	0.1
	– separation and bid defense	—	—	3.4
	– Sarbanes-Oxley	0.1	—	—
Tax services		—	—	0.1

		0.6	0.6	4.0

Substantially all remuneration was paid in the United Kingdom. The fees paid in respect of the securitization have been accounted for as issue costs of the secured loan notes described in Note 19 of Notes to the Financial Statements. The separation and bid defense costs were recharged from Six Continents PLC during 2003 and charged to exceptional items (see Note 8 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff

Costs
	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

		(£ million)
Wages and salaries	388	370	353
Social security costs	30	29	27
Pensions	14	15	14

	432	414	394

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Employee numbers

Average number of employees, including part-time employees:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(Number)
Retail	37,407	37,200	37,549
SCPD	4	7	7

Continuing operations	37,411	37,207	37,556

Pensions

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

The Group has adopted FRS 17 ‘Retirement Benefits’ in full for the 53 weeks ended October 1, 2005 and prior year amounts have been restated accordingly. See Note 3 of Notes to the Financial Statements for further details. In previous years, the Group accounted for pensions under SSAP 24 and gave disclosures under the transitional arrangements of FRS 17.

Pension costs are assessed in accordance with the advice of independent qualified actuaries. The Group’s total pension cost included within operating profit for the 53 weeks ended October 1, 2005 under FRS 17 was £14 million (2004 £15 million, 2003 £14 million), comprising £13 million (2004 £14 million, 2003 £14 million) in respect of the defined benefit pension arrangements and £1 million (2004 £1 million, 2003 £nil) in respect of the defined contribution arrangements.

The total pension cost for the 53 weeks ended October 1, 2005 included within operating profit compares to £45 million (2004 £3 million, 2003 £5 million) which would have been incurred under SSAP 24. The SSAP 24 cost would have been higher this year reflecting the impact of the full actuarial variations of the pension schemes at March 31, 2004. If FRS 17 had not been adopted, the net assets of the Group would have been £200 million higher at October 1, 2005 under SSAP 24.

Had SSAP 24 been applied in fiscal 2005 profit on ordinary activities before taxation, earnings available for shareholders, basic earnings per share, diluted earnings per share and adjusted earnings per share would decrease by £34 million, £24 million, 4.7p, 4.6p and 4.7p from £192 million, £133 million, 26.0p, 25.6p and 26.0p to £158 million, £109 million, 21.3p, 21.0p and 21.3p respectively.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Pensions – (Continued)

In the 53 weeks ended October 1, 2005, the Group paid regular contributions to the pension plans of £12 million in respect of the defined benefit arrangements and additional contributions of £30 million. In 2004, the regular contributions were £4 million with an additional £5 million having been prepaid in 2003 and additional contributions were £40 million. In 2003, the regular contributions were £10 million, including £5 million prepaid for the 52 weeks ended September 25, 2004, and additional contributions of £27 million were paid. Employer contribution rates to the defined benefit arrangements for 2005/06 are 16.5% for the MABPP and 34.0% for the MABEPP, which are expected to result in cash payments of £11 million in 2005/06. It has also been agreed that further additional contributions of £30 million will be paid over the next two years, of which £10 million relates to the agreement reached at the time of the securitization. £20 million of these additional contributions were paid on October 21, 2005.

The Group also paid £1 million (2004 £1 million, 2003 £nil) in respect of the defined contribution arrangements.

The valuations used for FRS 17 purposes are based on the results of the full actuarial valuations carried out at March 31, 2004 updated by the independent qualified actuaries to October 1, 2005. Scheme assets are stated at market value at October 1, 2005 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the defined benefit sections of the pension plans are now closed to new members, the current service cost as calculated under the projected unit method will increase as members approach retirement. The principal financial assumptions used by the actuaries at the balance sheet date were:

	October 1, 2005	September 25, 2004	September 27, 2003

Wages and salaries increases	4.3%	4.3%	4.2%
Pensions increases	2.8%	2.8%	2.7%
Discount rate	5.0%	5.5%	5.3%
Inflation rate	2.8%	2.8%	2.7%

The combined assets of the MABPP and MABEPP, their expected rates of return and the value of the pension scheme assets and liabilities at the balance sheet date can be summarized as follows:

	Long-term rates of return expected October 1, 2005	Value at October 1, 2005	Long-term rates of return expected September 25, 2004	Value at September 25, 2004	Long-term rates of return expected September 27, 2003	Value at September 27, 2003

	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
Equities	7.5	564	8.0	460	8.0	396
Bonds	4.6	428	4.9	373	4.9	355
Property	7.5	90	8.0	82	8.0	74

Total market value of assets		1,082		915		825
Present value of scheme liabilities		(1,230)		(1,088)		(1,068)

Deficit in the schemes		(148)		(173)		(243)
Related deferred tax asset		49		59		73

Net pension liabilities		(99)		(114)		(170)

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

The expected long term rates of return for various asset classes have been determined by reference to the yields available on long term fixed interest gilts (UK Government bonds). To reflect the additional risks associated with each asset class, risk premia relative to government bonds are assigned. These risk premia are set after taking actuarial advice and are long term assumptions. The risk premium appropriate to holdings in equities is 3.2% per year as at October 1, 2005 (2004 3.2%, 2003 3.3%).

The Group’s investment strategy for its defined benefit pension arrangements is decided by the trustees of the plans, following consultation with the Company. The objective of the investment strategy is to achieve a target rate of return that, alongside additional company contributions, will return the plans to a fully funded basis over the medium term.

This objective is achieved by taking an acceptable amount of risk relative to the liabilities, implemented by using specified allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Volatility of return is further mitigated through diversification across a number of asset classes (equities, bonds, property), geographical investment markets (United Kingdom, United States, continental Europe, Asia-Pacific) and investment styles (mix between active and passive management). The current strategy is to target approximately 50% in equities, 42% in bonds and 8% in property.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

The following amounts relating to the Group’s defined benefit arrangements have been recognized in the Group profit and loss account and statement of total recognized group gains and losses:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million, except percentages)
Group profit and loss account
Operating profit:
Current service cost	(12)	(14)	(13)
Past service cost	(1)	—	(1)

Charge to operating profit	(13)	(14)	(14)
Interest:
Expected return on pension scheme assets	62	57	48
Interest on pension scheme liabilities	(59)	(56)	(50)

Net finance income/(expense) in respect of pensions	3	1	(2)

Net pension cost before taxation	(10)	(13)	(16)

Statement of total recognized group gains and losses
Actual return less expected return on pension scheme assets	100	27	39
Experience gains and losses arising on the scheme liabilities	—	20	(11)
Changes in assumptions underlying the present value of the scheme liabilities	(107)	(8)	(99)

Actuarial (loss)/gain recognized	(7)	39	(71)

Movement in the combined MABPP and MABEPP deficit is analyzed as follows:
Deficit at September 26	(173)	(243)	(198)
Operating profit charge	(13)	(14)	(14)
Net finance income	3	1	(2)
Contributions paid	42	44	42
Actuarial (loss)/gain recognized	(7)	39	(71)

Deficit at October 1	(148)	(173)	(243)

History of experience gains and losses
Difference between the expected and actual return on scheme assets
Amount	100	27	39
Percentage of scheme assets	9%	3%	5%
Experience gains and losses on scheme liabilities
Amount	—	20	(11)
Percentage of the present value of the scheme liabilities	—	2%	(1% )
Total amount recognized in the STRGL
Amount	(7)	39	(71)

Percentage of the present value of the scheme liabilities	(1% )	4%	(7% )

There are no material post-retirement obligations other than pensions.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Remuneration policy for Executive Directors

The following overall policy has applied throughout fiscal 2005 and will apply for fiscal 2006. This policy continues to apply notwithstanding the proposed amendments to elements of the Executive Directors’ remuneration packages. For subsequent years, the Committee will review the policy and recommend changes as appropriate.

•	Remuneration packages are designed to attract, retain and motivate Executive Directors of the highest caliber.

•	The packages will be competitive within the leisure retailing industry and in those markets from which the organization recruits.

•	In fixing remuneration, note will be taken of reward levels in the wider community and of the remuneration structure throughout the organization.

•	There will be an appropriate balance between fixed and variable risk reward. The latter will be linked to the performance of the individual and of the Group.

•	Basic salary will normally be set at median market level when compared with an appropriate comparator group.

•	Using target or projected value calculations, performance-related incentives for Executive Directors will equate to approximately 60% of total remuneration.

•
Share and cash incentives will be designed so as to align the interests of Executive Directors with those of shareholders. Shares arising from share schemes should not normally be sold until the minimum level of ownership has been satisfied.

The Committee is considering the impact of the transition to IFRS on its incentive schemes and will make adjustments to ensure that measurement of achievement against the performance conditions remain fair, reasonable and consistent.

Policy on Non-Executive Directors

Non-Executive Directors are paid a basic fee with additional fees for membership of the Remuneration and Audit Committees and for chairing those committees. The fees are approved by the Board on the recommendation of the Executive Directors, based on a review of the fees paid in other companies of a similar size. It is intended to carry out a review of these fees in April 2006 as they have remained unchanged since demerger. Non-Executive Directors do not participate in the Company’s share schemes.

Components of remuneration packages

(i) Basic salary

The policy is to set salary broadly in line with median market levels and it is based on individual performance and on information from independent professional sources on the salary levels for similar jobs in comparator companies. In setting salaries, salary levels in the Group and in the wider employment market are taken into account.

The proportion of the Group’s basic salary bill attributable to the Directors and other members of the Executive Committee was 0.8% (2004 0.8%).

The average basic salary and short-term bonus of the Executive Directors during the year was £621,394 (2004 £660,055) and the average per non-Board employee was £13,320 (2004 £13,700); the ratio is therefore 1:47 (2004 1:48). The Board and the Remuneration Committee do not have a policy on this ratio, but aim to reward all employees fairly according to the nature of their role, their performance and market forces.

In the year under review, the average basic salary increase for members of the Executive Committee, which includes the Executive Directors, was 2.9% (2004 2.7%), whereas the average increase for other employees was 3.8% (2004 3.5%).

Of the components of the remuneration package, only basic salary is pensionable.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

(ii)	Annual performance bonus

Challenging performance goals are set which must be achieved before a bonus becomes payable. Up to fiscal 2005, the maximum bonus opportunity has been 80% of salary. For the year to October 1, 2005, 60% (2003/4 50%) was linked to earnings per share (“eps”) and 20% (2003/4 30%) to personal and Group business objectives as set out on page F-26.

At the Remuneration Committee’s discretion, the bonus is payable either in cash or in shares under the Short Term Deferred Incentive Plan as set out below.

(iii)	Short Term Deferred Incentive Plan (“STDIP”)

Under the STDIP, an award of bonus shares earned in fiscal 2005 will be deferred for three years and, if the Executive Director is in the Company’s employment at the end of that period, the Company will provide matching shares on a 1:1 basis.

Vesting of matching shares takes place subject to the achievement of a three year performance condition, as approved by shareholders at the 2005 AGM. There is no retesting of the performance condition. For awards of matching shares in respect of fiscal 2005, the performance condition is based on growth in eps as described under the Executive Share Option Plan below.

Eps has been applied because it is a measure which reflects movement in shareholder value and the target, if met, would represent a significant and challenging improvement in the Company’s performance. The Company’s auditors will review performance against the target.

Performance Restricted Share Plan (“PRSP”)

The PRSP allows Executive Directors to receive cash or nominal cost options over shares subject to the satisfaction of a performance condition set by the Committee which is measured over a three year period.

Currently, three cycles are being operated, with performance conditions based on total shareholder return (“TSR”) and cash return on capital employed (“CROCE”) exceeding the weighted average cost of capital (“WACC”) as described below.

For each cycle 50% of the award is measured by reference to TSR performance against a comparator group of other companies.

For the cycle to September 2005 the Company has to finish in first to sixth position for an award to vest, graded between 100% of the TSR element of the award for first or second to 20% for sixth position. Below sixth position, the award relating to TSR lapses. The Company finished in ninth position, so no award will vest. For the cycles to September 2006 and September 2007, the Company has to finish in first to fifth position for an award to vest, graded between 100% of the TSR element of the award for first to 20% for fifth position. Below fifth position the award relating to TSR lapses.

The vesting of the other 50% of the award is based on the average amount by which the Company’s CROCE exceeds WACC over the performance period. The award for this element of the performance measure is graded so that, for the cycles to September 2005 and September 2006, if the amount by which the CROCE exceeds WACC over the performance period is at least 4.5 percentage points, 100% of the CROCE element of the award will vest. If the excess is 3 percentage points, 20% of the award will vest. In between 3 and 4.5 percentage points, the award will be graded on a straight line basis. Below 3 percentage points, there will be no award in respect of this element. The excess of CROCE over WACC for the cycle to September 2005 was 4.2 percentage points, therefore 84% of this element of the award will vest.

For the cycle to September 2007, the vesting of the other 50% is based on the excess of CROCE over WACC as described above, except that if the amount by which the CROCE exceeds WACC over the performance period is at least 5 percentage points, 100% of the CROCE element of the award will vest, whereas, if the excess is 3.5 percentage points, 20% will vest.

TSR was chosen as a measure because it aligns the interest of management with that of shareholders. The CROCE versus WACC measure was chosen to incentivize the Executive Directors to increase the cash returns generated by the business and to reduce the overall cost of funding to the Company, thereby maximizing the spread between the two and increasing shareholder value.

The Company’s auditors review the achievement of the performance condition under PRSP.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Executive Share Option Plan (“EXSOP”)

Grants of EXSOP options have been made annually. Grants have been made at the discretion of the Committee according to seniority, the maximum value in any one year being two times salary. In determining the level of grant, the Company has taken into account the level of awards made under the Performance Restricted Share Plan. The grant of options has been restricted so that in each year the aggregate of (i) 25% of the market value of the ordinary shares over which an option has been granted under EXSOP and (ii) 33% of the market value of the ordinary shares over which an award has been made under the Performance Restricted Share Plan, has not exceeded 80% of an employee’s salary, taking the market value in each case as at the date of grant. These limits can only be exceeded in special circumstances. A performance condition, set by the Committee, has to be met before the options may be exercised. The performance condition for the grant made in May 2003 was based on the cumulative growth of the Company’s eps over the three year performance period exceeding the UK Retail Prices Index (“RPI”) by 12 percentage points. As this performance condition has been achieved, 100% of the options will become exercisable in May 2006. For options granted in 2004, the performance measure is that cumulative eps over the three year performance period must increase by at least 18 percentage points over the growth in RPI before the options can be exercised in full. For options granted in 2005, the performance measure is that the Company’s cumulative eps over the three year performance period must increase by at least 27 percentage points over the growth in RPI before options can be exercised in full. In measuring eps growth to determine whether the performance condition has been satisfied, the Committee uses adjusted/pro forma eps as reported in the year. The Company’s auditors review the achievement of the performance measure under EXSOP. If these performance targets are not met in full, some or all of the options will lapse. Retesting is not permitted for options granted in 2004 and 2005.

Following shareholder approval to amend the rules of the STDIP and PRSP at the 2006 AGM, no further awards are intended to be made under the EXSOP.

Rolled-over options

On demerger from Six Continents, the Group’s executives, including the Executive Directors, with outstanding options under the Six Continents Executive Share Option Schemes, were permitted to roll over those options into options of equivalent value over the Company’s shares. The performance conditions ceased to apply to those options on demerger.

Other share plans

Executive Directors may participate in the all employee Sharesave Plan and Share Incentive Plan; performance targets do not apply to such plans.

Headroom limits

During the year, the Company has remained within its headroom limits for the issue of new shares for share plans as set out in the rules of the plans. At October 1, 2005, the position under both the ‘5% in 10 years’ limit for discretionary plans and the ‘10% in 10 years’ limit for all share plans was that shares equivalent to 1.9% of the ordinary share capital had been allocated.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Companies used for comparison

In assessing overall levels of pay and benefits, the Committee takes into account the packages offered by comparator companies. These companies are chosen by the Committee following advice from independent external consultants, having regard to:

(i)	industry sector to include direct competitors and the wider retail sector;

(ii)	size – turnover, profits, margins and the number of people employed; and

(iii)	structure and complexity of the business.

Directors’ contracts

It is the Company’s normal policy to provide Executive Directors with rolling 12 month contracts, which provide for 12 months notice from the Company and six months notice from the Director. Service contracts provide for summary termination in the event of gross misconduct. In other circumstances, any severance payment would normally be based on a valuation of net pay and benefits for any unexpired notice period in the expectation that the Director had made reasonable attempts to mitigate his loss. Benefits normally include membership of a pension scheme and a healthcare scheme and use of a company car. The Remuneration Committee has decided to introduce, for new appointees to the Board, phased compensation payments on loss of office. This reflects emerging best practice.

	Contract start date	Unexpired term (i)	Notice period	Compensation payable on early termination (ii)

Director
Mike Bramley	04.15.03	Indefinite	12 months	n/a
Tim Clarke	04.15.03	Indefinite	12 months	n/a
Tony Hughes	04.15.03	Indefinite	12 months	n/a
Karim Naffah	04.15.03	Indefinite	12 months	n/a

(i)	To normal retirement age (60).
(ii)	No payments should normally be payable on termination, other than the salary and benefits due for the notice period and, subject to the discretion of the Remuneration Committee, such entitlements under incentive plans that are consistent with the terms of such plans.

Non-Executive Directors do not have service contracts, but operate under a letter of appointment which provides for their tenure of office to be reviewed when they are about to stand for re-election, which is every three years. In any event, Non-Executive Directors may not serve after the AGM following their 67th birthday. There is no notice period and no provision for termination payments. The dates of appointment of Non-Executive Directors are set out on page 48.

Policy regarding pensions

UK-based Executive Directors and senior employees participate with other members in the Mitchells & Butlers Executive Pension Plan and, if appropriate, the Mitchells & Butlers Executive Top-Up Scheme. Executives in Germany, who do not participate in these plans, are entitled to participate in relevant local plans. The Remuneration Committee is considering the Company’s current policy of using the Executive Pension Plan and the Executive Top-Up Scheme to provide pension and related benefits in a tax efficient way in light of the new legislation being introduced in April 2006.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Policy on external appointments

The Company recognizes that its Directors may be invited to become non-executive directors of other listed companies and that such duties can broaden experience and knowledge, which will benefit the Company. Executive Directors are therefore allowed to accept one non-executive appointment with the Company’s prior approval and as long as this is not likely to lead to conflict of interest. Fees received may be retained by the Director. Tim Clarke was appointed a non-executive director of Associated British Foods plc during the year, and received £34,090 during the year for that appointment.

Directors’ emoluments

Directors’ emoluments from Mitchells & Butlers plc since April 15, 2003:

				Total emoluments excluding pensions
		Annual performance bonus(i)
	Salaries and fees			2005 53 weeks	2004 (iv) 52 weeks	2003 (iv) 52 weeks
			Benefits

	(£ thousand)
Executive Directors
Mike Bramley	356	177	16	549	550	243
Tim Clarke	528	289	25	842	913	368
Tony Hughes	356	194	25	575	606	239
Karim Naffah	376	205	14	595	641	254

Non-Executive Directors
Roger Carr	203	—	—	203	207	97
George Fairweather	50	—	—	50	49	23
Drummond Hall (ii)	43	—	—	43	7	—
Sir Tim Lankester (iii)	43	—	—	43	42	16
Sara Weller	50	—	—	50	49	23

Total 2005	2,005	865	80	2,950

Total 2004 (iv)	1,882	1,105	77		3,064

Total 2003 (iv) (v)	848	379	36			1,263

(i)	Annual performance bonuses as described above for 2004 and 2003 were wholly deferred into shares under the terms of the STDIP.
(ii)	Appointed July 30, 2004, Drummond Hall’s fees are paid to Dairy Crest Group plc, his employer.
(iii)	Appointed May 16, 2003.
(iv)	The prior years are restated to remove the value of shares awarded under the Share Incentive Plan, shown on page F-28.
(v)	For 2003, the year of the Company’s separation from Six Continents PLC, emoluments cover the period from appointment to the Board of Mitchells & Butlers plc. Roger Carr and Tim Clarke, who were directors of Six Continents PLC for part of that year, received emoluments, not included above, of £56,000 and £363,000 respectively from that company.

The figures above represent emoluments earned during the periods shown. There were no payments for loss of office.

‘Benefits’ incorporate the value of all benefits arising from employment with the Company, which primarily relate to the provision of a company car and healthcare cover.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Salary

As at October 1, 2005 and November 29, 2005, the basic annual salaries of the Executive Directors were as shown below. The normal salary review date has been changed with respect from 2005/06 onwards from October 1 to January 1.

October 1,
2005 and
November 29,
2005

(£ thousand)
Executive Director
Mike Bramley	350
Tim Clarke	520
Tony Hughes	350
Karim Naffah	370

Annual performance bonus

The bonus for each Executive Director for 2004/05 was as follows:

			Gross
	Maximum	Gross value	value of		Group &	Net value of
	bonus	of bonus	bonus		personal	bonus
	achievable	awarded (i)	deferred	Eps target	objectives	awarded (ii)

	(£ thousand)
Executive Director
Mike Bramley	280	177	177	145	32	104
Tim Clarke	416	289	145	216	73	171
Tony Hughes	280	194	194	145	49	114
Karim Naffah	296	205	103	153	52	121

(i)
The Committee exercised its discretion to defer 100% of bonus in respect of Mike Bramley and Tony Hughes and 50% of bonus in respect of Tim Clarke and Karim Naffah into shares under the STDIP. Tim Clarke and Karim Naffah received the balance of their award in cash as both have achieved their mandatory stockholding requirement by December 31, 2005.

(ii)	Assuming income tax at 40% and NI at 1%.

To achieve maximum bonus, Directors had to meet targets to support the Company’s strategy related to the Company’s earnings per share performance, and Group and personal business objectives.

•	Group and personal business objectives related to:

	–	like-for-like sales;

	–	staff productivity;

	–	guest satisfaction;

	–	effective purchasing;

	–	return on investment; and

	–	asset management.

•	Personal business objectives related to the financial performance in the business areas for which the Director was responsible.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Short Term Deferred Incentive Plan

In respect of fiscal 2003 and 2004, all of the Directors’ bonus awards were deferred into shares. The table below shows the maximum matching shares received or receivable. These include those shares in respect of fiscal 2004 which were awarded in December 2004.

			2005

			Number of
			shares	Value of	Number of	Value of
		Value of	awarded	shares	shares	shares	Total	Total
	Number of	shares as	in 2004/05	awarded	vested in	vested in	number of	value as at	Earliest
	shares as	at 09.26.04	(v) (vi)	in the year	the year	the year	shares at	10.01.05	vesting
	at 09.26.04	(i)	(vii)	(ii)	(vi)	(iii)	10.01.05	(iv)	date

		(£ thousand)		(£ thousand)		(£ thousand)		(£ thousand)
Director
Mike Bramley	17,343	45	31,463	101	5,781	18	43,025	157	12.07.05
Tim Clarke	26,682	69	59,874	193	8,894	28	77,662	284	12.07.05
Tony Hughes	17,343	45	39,329	127	5,781	18	50,891	186	12.07.05
Karim Naffah	18,678	48	42,264	136	6,226	20	54,716	200	12.07.05

(i)	based on share price on September 25, 2004 – 259p
(ii)	based on share price on December 7, 2004, the date of award – 322.25p
(iii)	based on share price on December 9, 2004, the date of vesting – 316.5p
(iv)	based on share price on October 1, 2005 – 365.25p
(v)	these shares relate to the bonus award in respect of fiscal 2004
(vi)	no performance condition attached to these matching shares under the rules of the STDIP as approved by shareholders on demerger. All future awards of matching shares have a performance condition. Shares vest subject to tax and NI
(vii)	the weighted average grant date fair value per bonus or matching share awarded was 301.6p

As part of the terms of demerger, the Company provided 17,371 shares in December 2004 to Tim Clarke to meet entitlements he had accrued under the Six Continents Special Deferred Incentive Plan for fiscal 2003 to the date of demerger.

Performance Restricted Share Plan (“PRSP”)

The PRSP was introduced on demerger, initially to replace the Six Continents Long Term Incentive Plan for Mitchells & Butlers’ executives. Participation in the PRSP is by means of an option which is exercisable for nominal consideration, once the performance condition has been satisfied.

In fiscal 2005, there were three cycles of the plan in operation as outlined below.

(i)
A 30-month performance period to September 2005. The combined award, which vests on December 1, 2005, from the two measures (TSR and excess of CROCE over WACC as described on page F-22) is equivalent to 37.8% of basic salary at the date of the award.

(ii)	A 36-month performance period to September 2006. The combined maximum award from the two measures is equivalent to 90% of basic salary at the date of the award.

(iii)	A 36-month performance period to September 2007. The combined maximum award is also equivalent to 90% of basic salary at the date of the award.

Details of the performance measures are set out on page F-22.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

The maximum number of shares available as at the year end in respect of all three cycles as described above, and assuming all performance targets are achieved, is:

	Maximum potential shares as at 09.26.04	Shares lapsed in year (i)	Shares granted in year (ii)	Maximum potential shares as at 10.01.05	Maximum potential award as at 10.01.05 (iii)	Earliest vesting date (iv)

					(£ thousand)
Executive Director
Mike Bramley	355,888	88,636	98,822	366,074	1,337	12.01.05
Tim Clarke	545,361	136,363	146,822	555,820	2,030	12.01.05
Tony Hughes	355,888	88,636	98,822	366,074	1,337	12.01.05
Karim Naffah	382,954	95,454	104,470	391,970	1,432	12.01.05

(i)	no awards vested during fiscal 2005
(ii)	the share price on December 3, 2004, the date of award, was 321.50p
(iii)	based on the share price on October 1, 2005 – 365.25p
(iv)	shares vest subject to tax and NI

The awards which vested in 2003, were paid in cash on December 10, 2003. The gross amounts were: Mike Bramley – £98,000; Tim Clarke – £150,000; Tony Hughes – £98,000 and Karim Naffah – £105,000.

Share Incentive plan (“SIP”)

In respect of the all employee SIP, as described on page F-23, the Executive Directors had the following conditional entitlements as at October 1, 2005, subject to the rules of the plan:

	Free shares awarded on 06.30.03 at 232.5p (i) which vest on 06.30.06	Free shares awarded on 06.28.04 at 271.75p (i) which vest on 06.28.07	Free shares awarded on 06.30.05 at 330p (i) which vest on 06.30.08 (ii)	Total shares

Director
Mike Bramley	692	1,044	872	2,608
Tim Clarke	910	1,103	909	2,922
Tony Hughes	756	1,044	872	2,672
Karim Naffah	834	1,103	909	2,846

(i)	the mid market share price on the day before the award, which is used to determine the number of shares to be allocated to each director
(ii)	the share price on June 30, 2005, the date of award, was 334.25p

Directors’ pensions

The following information relates to the pension arrangements provided for Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah under the Defined Benefit Section of the Mitchells & Butlers Executive Pension Plan (“the Plan”), and in the cases of Tim Clarke, Tony Hughes and Karim Naffah under the unfunded Executive Top-up Scheme (“MABETUS”).

The Plan is a funded, Inland Revenue approved, occupational pension scheme with a final salary section of which these Directors are members. All Plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings ‘cap’, MABETUS is used to provide pension and death benefits to the level that would otherwise have applied. The Plan’s main features applicable to the Executive Directors are:

(i)	a normal pension age of 60;

(ii)	pension accrual of one-thirtieth of final pensionable salary for each year of pensionable service subject to a cap of two-thirds of final pensionable salary;

(iii)	life assurance cover of four times pensionable salary;

(iv)	pensions payable in the event of ill health; and

(v)	spouse’s and dependants’ pensions on death.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Directors’ pension benefits

	Years of pensionable	Age at October 1,	Directors’ Contribution	Transfer value of accrued pension		Increase in transfer value over year less Directors’	Increase in accrued pension	Increase in accrued pension	Accrued pension at October 1,

	service	2005	(i)	09.25.04	10.01.05	contributions	(ii)	(iii)	2005 (iv)

				(£)			(£pa)		(£)
Director
Mike Bramley	25	54	17,200	2,609,000	3,270,000	643,800	20,600	14,900	216,500
Tim Clarke	15	48	15,500	2,368,900	2,976,600	592,200	19,900	13,000	256,600
Tony Hughes	10	57	15,500	1,426,900	1,877,300	434,900	16,000	13,300	108,500
Karim Naffah	14	42	15,500	944,800	1,262,700	302,400	16,000	12,300	141,600

(i)	Contributions paid in the year by the Directors under the terms of the plans.
(ii)	The absolute increase in accrued pension during the year including any increase for inflation.
(iii)	The increase in accrued pension during the year excluding any increase for inflation.
(iv)	Accrued pension is that which would be paid annually on retirement at 60, based on service to October 1, 2005.

Members of the Plan have the option to pay Additional Voluntary Contributions, subject to Inland Revenue limits, but members of MABETUS are unlikely to benefit by doing so; neither any such contributions, nor the resulting benefits, are included in the above table.

Transfer values have been calculated in a manner consistent with the Retirement Benefits Schemes –Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

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

After leaving the service of the Company, the member currently has the right to draw his accrued pension at any time after his 50th birthday, subject to a discount for early payment.

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

Directors’ share options
	Ordinary shares under option				Weighted average option price	Option price	Earliest exercise date	Last expiry date

	09.25.04	Granted	Exercised	10.01.05

Director
Mike Bramley
A	97,704		97,704	346,277	272.93p	214.47p		05.27.12
B	346,277
C	562,146	214,658		776,804	260.04p		05.27.06	05.23.15

Total	1,006,127	214,658	97,704	1,123,081	264.01p

Tim Clarke
A	250,245		244,400	727,074	280.76p	214.47p		02.28.11
			5,845			181.42p
B	727,074
C	870,003	318,920		1,188,923	258.71p		05.27.06	05.23.15

Total	1,847,322	318,920	250,245	1,915,997	267.08p

Tony Hughes
A	144,189		144,189	409,127	280.07p	214.47p		05.27.12
B	409,127
C	567,619	214,658		782,277	259.40p		05.27.06	05.23.15

Total	1,120,935	214,658	144,189	1,191,404	266.50p

Karim Naffah
A	437,302		2,783	394,712	261.19p	181.42p		02.28.11
			321,784			189.50p
B	281,977
C	609,287	226,924		836,211	259.43p		05.27.06	05.23.15

Total	1,328,566	226,924	324,567	1,230,923	260.00p

Except as detailed in the PRSP table, no Directors’ options over Mitchells & Butlers plc shares lapsed during the year. No price was paid for the grant of any of the options.

Options granted during the year are exercisable under the Executive Share Option Plan (the performance condition for which is set out on page F-23).

Options granted under the Executive Share Option Plan are exercisable between May 27, 2006 and May 23, 2015 subject to the achievement of performance conditions. Rolled-over options became exercisable on demerger from Six Continents in April 2003 and, if not exercised, will lapse on various dates up to October 2012. Rolled-over options ceased to be subject to performance conditions on demerger. Sharesave options are exercisable between October 1, 2006 and March 31, 2011.

Shares under option at October 1, 2005 are designated as:

A	Where the options are exercisable and the market price per share was above the option price at October 1, 2005;

B	Where the options are exercisable, but the market price per share at October 1, 2005 was below the option price; and

C	Where the options are not yet exercisable and the market price was above the option price on October 1, 2005.

The market price per share on October 1, 2005 was 365.25p and the range during the year to October 1, 2005 was 257.5p to 389.75p per share.

The above table excludes potential awards under the Performance Restricted Share Plan, which are shown on page F-28.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 7 – Staff – (Continued)

	Ordinary shares of 7 1/12p

	10.01.05	09.25.04

	(number)
Directors’ shareholdings
Executive Directors
Mike Bramley	47,926	18,176
Tim Clarke	427,978	352,960
Tony Hughes	62,793	24,164
Karim Naffah	144,380	48,627

Non-Executive Directors
Roger Carr	11,067	1,067
George Fairweather	—	—
Drummond Hall	2,500	—
Sir Tim Lankester	—	—
Sara Weller	2,200	2,200

The above shareholdings are all beneficial interests and include shares held on behalf of the Executive Directors by the Trustee of the Company’s Share Incentive Plan which are detailed on page F-28. None of the Directors has a beneficial interest in the shares of any subsidiary or in debenture stocks of the Company or any subsidiary.

At October 1, 2005, the Executive Directors, as potential beneficiaries under the Company’s Employee Benefit Trust (“the Trust”) were technically deemed to be interested in 1,303,068 (2004 3,736,671, 2003 nil) Mitchells & Butlers ordinary shares held in the Trust.

The Company’s Register of Directors’ Interests, which is open to inspection at the registered office, contains full details of Directors’ shareholdings and share options.

Note 8 – Exceptional Items

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)
Operating exceptional items
Licensing costs (i)	4	—	—
Securitization costs (ii)	—	2	4
Abortive acquisition costs (iii)	—	—	1

Total operating exceptional items	4	2	5

Non-operating exceptional items
Profit on disposal of fixed assets	(1)	(2)	—
Separation costs (iv)	—	—	42

Total non-operating exceptional items	(1)	(2)	42

Exceptional interest charge (v)	—	2	8

Total exceptional items before tax	3	2	55
Tax credit on above items	(3)	(3)	(9)
Exceptional tax credit (vi)	—	—	(22)

Total exceptional items after tax	—	(1)	24

(i)	Licensing costs are those incurred in relation to obtaining new licenses for the Group’s pubs and pub restaurants as required by the Licensing Act 2003.
(ii)	Securitization costs related to operating expenses incurred in relation to the securitization of the Group’s UK pubs and restaurants business (see Note 19 of Notes to the Financial Statements).

(iii)	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.
(iv)	Separation costs related to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defense costs and various other costs directly related to the separation.
(v)	The exceptional interest charge in 2004 arose from the acceleration of facility fee amortization in respect of the Group’s borrowing facilities which were repaid on securitization.
(vi)	The exceptional tax credit arose in respect of group relief received from the Six Continents group.

All exceptional items relate to continuing operations.

Total exceptional items after tax are excluded from the calculation of adjusted earnings per share (see Note 12 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 8 – Exceptional Items – (Continued)

Note 9 – Interest on net debt

		53 weeks ended	52 weeks ended

		October 1, 2005	September 25, 2004	September 27, 2003

		(£ million)
Interest payable and similar charges
Securitized debt		116	100	—
Bank overdrafts and loans
—	before exceptional charge	—	10	33
—	exceptional charge	—	2	8
Six Continents group		—	—	24

		116	112	65
Interest receivable (i)		(11)	(9)	(2)

Interest on net debt		105	103	63

(i)	Interest receivable includes £nil (2004 £nil, 2003 £1 million) from the Six Continents group.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10 – Tax on Profit on Ordinary Activities

Tax charge
	53 weeks ended			52 weeks ended

	October 1, 2005			September 25, 2004 restated*	September 27, 2003 restated*

	Before exceptional items	Exceptional items	Total

	(£ million)

United Kingdom corporation tax at 30% (2004 30%, 2003 30%)
Current year	45	1	46	45	36
Prior years	(1)	(1)	(2)	(2)	—

Total current tax	44	—	44	43	36

Deferred tax
Origination and reversal of timing differences:
Capital allowances in excess of depreciation	8	(3)	5	9	(10)
Other timing differences	(2)	—	(2)	—	2
Prior years	—	—	—	(1)	1

	6	(3)	3	8	(7)

Deferred tax on defined benefit pension schemes	12	—	12	2	8

Total deferred tax	18	(3)	15	10	1

Tax on profit on ordinary activities	62	(3)	59	53	37

Further analyzed as tax relating to:
Profit before exceptional items	62	—	62	56	68
Exceptional items (see Note 8):
Operating	—	(1)	(1)	—	(1)
Non-operating	—	(2)	(2)	(2)	(6)
Interest	—	—	—	(1)	(2)
Tax credit	—	—	—	—	(22)

	62	(3)	59	53	37

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

     NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 10 – Tax on Profit on Ordinary Activities – (Continued)

Tax reconciliations
	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September27, 2003 restated*

		(percentage)
Reconciliation of United Kingdom standard rate to current tax rate
United Kingdom corporation tax at standard rate	30.0	30.0	30.0
Permanent differences	2.1	3.9	1.4
Capital allowances in excess of depreciation	(4.0)	(7.4)	(5.1)
Pensions timing differences	(6.3)	(1.3)	1.6
Other timing differences	0.9	0.1	(0.2)
Overseas losses not utilized	0.2	0.3	0.7
Adjustment to tax charge in respect of prior years	(0.1)	(1.1)	—
Exceptional items	0.1	0.6	(5.1)

Effective current tax rate	22.9	25.1	23.3

Reconciliation of United Kingdom standard rate to overall rate of tax
United Kingdom standard rate of corporation tax	30.0	30.0	30.0
Adjusted for:
Permanent differences	2.1	3.9	1.4
Overseas losses not utilized	0.2	0.3	0.7
Adjustment to tax charge in respect of prior years	(0.3)	(1.8)	—
Other differences	—	—	0.4
Impact of exceptional items	(1.3)	(1.4)	(8.5)

Effective tax rate	30.7	31.0	24.0

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Factors which may affect future tax charges

The key factors which may affect future tax charges include continuing capital expenditure, the availability of accelerated tax depreciation, and changes in tax legislation.

Note 11 – Dividends

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

		(£ million)
Normal interim dividend paid of 3.20p per share (2004 2.85p per share)	16	15	—
Proposed final dividend of 7.55p per share (2004 6.65p per share, 2003 5.65p per share)	37	34	29

Total normal dividend of 10.75p per share (2004 9.50p per share, 2003 5.65p per share)	53	49	29
Special interim dividend paid in 2004 of 68p per share	—	501	—

	53	550	29

The proposed final dividend was paid on February 6, 2006 to shareholders registered on December 9, 2005.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 12 – Earnings per Ordinary Share

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £133 million (2004 £118 million restated *, 2003 £117 million restated *) by 511 million (2004 559 million, 2003 735 million), being the weighted average number of ordinary shares in issue during the year excluding own shares held in treasury and by employee share trusts.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 520 million (2004 563 million, 2003 736 million).

In arriving at the weighted average number of shares for fiscal 2003, it has been assumed that the ordinary shares of Mitchells & Butlers plc in issue on April 15, 2003 following separation from Six Continents of 734 million was the number of shares in issue prior to separation.

In December 2003, the Company combined the payment of a special dividend (see Note 11 of Notes to the Financial Statements) with a 12 for 17 consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy-back of shares at fair value. Accordingly, earnings per share for prior periods were not restated for the share consolidation.

Adjusted earnings per ordinary share are calculated as follows:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(pence per ordinary share)
Basic earnings	26.0	21.1	15.9
Exceptional items, less tax thereon – (Note 8)	—	(0.2)	3.3

Adjusted earnings	26.0	20.9	19.2

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by exceptional items and thereby give shareholders a clearer understanding of the trading performance of the Group.

Note 13 – Intangible Fixed Assets

Goodwill

(£ million)
Cost:
At September 28, 2003, September 25, 2004 and October 1, 2005	15

Amortization:
At September 28, 2003	4
Provided	1

At September 25, 2004 and October 1, 2005	5

Net book value:
At October 1, 2005 and September 25, 2004	10

Goodwill is being amortized over its useful economic life, which is considered to be a 20-year period.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 14 – Tangible Fixed Assets

	Land and buildings	Fixtures, fittings and equipment	Total

		(£ million)
Cost or valuation:
At September 28, 2003	2,814	933	3,747
Additions	67	83	150
Disposals	(37)	(70)	(107)
Exchange adjustments	—	(1)	(1)

At September 25, 2004	2,844	945	3,789
Additions	76	93	169
Disposals	(34)	(60)	(94)
Reclassification	5	(5)	—

At October 1, 2005	2,891	973	3,864

Depreciation:
At September 28, 2003	54	171	225
Provided	17	90	107
On disposals	(3)	(49)	(52)

At September 25, 2004	68	212	280
Provided	19	97	116
On disposals	—	(48)	(48)

At October 1, 2005	87	261	348

Net book value:
At October 1, 2005	2,804	712	3,516

At September 25, 2004	2,776	733	3,509

Properties

Properties comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation, less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying value of properties as at October 1, 1999 to be retained.

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations in its historic cost, which at October 1, 2005 amounted to £386 million (2004 £392 million). In addition, the carrying value of the Group’s fixed assets reflects the 1999 revaluation (see below) which at October 1, 2005 amounted to £335 million (2004 £339 million).

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

Historical cost

The comparable amounts under the historical cost convention for properties would be:

	October 1, 2005	September 25, 2004

	(£ million)
Cost	2,477	2,424
Depreciation	(95)	(76)

Net book value	2,382	2,348

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 14 – Tangible Fixed Assets – (Continued)

The split of the net book value of land and buildings is as follows:

		October 1,			September 25,
		2005			2004
		Cost or valuation	Depreciation	Net book value

		(£ million)
Freehold		2,593	(37)	2,556	2,530
Leasehold:	– unexpired term of more than 50 years	113	(4)	109	102
	– unexpired term of 50 years or less	185	(46)	139	144

		2,891	(87)	2,804	2,776

Cost or valuation of land and buildings:
1999 valuation		1,389
Cost		1,502

		2,891

Note 15 – Stocks

	October 1, 2005	September 25, 2004

	(£ million)
Work in progress	17	20
Goods held for resale	22	23

	39	43

The replacement cost of stocks approximates to the value stated above. Work in progress is in respect of property developments.

Note 16 – Debtors

	October 1, 2005	September 25, 2004 restated*

	(£ million)
Trade debtors	2	3
Other debtors (i)	38	42
Prepayments	36	37

	76	82

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

All amounts fall due within one year.

(i)	Net of provision for bad debts of £2 million (2004 £2 million).

Note 17 – Creditors: amounts falling due within one year

	October 1, 2005	September 25, 2004

	(£ million)
Borrowings – (Note 19)	39	35
Trade creditors	67	41
Corporate taxation	60	59
Other taxation and social security	42	42
Accrued charges	78	90
Proposed dividend	37	34
Other creditors	27	25

	350	326

Note 18 – Creditors: amounts falling due after one year

	October 1, 2005	September 25, 2004

	(£ million)
Borrowings – (Note 19)	1,786	1,822

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 19 – Borrowings

	October 1, 2005			September 25, 2004

	Within one year	After one year	Total	Within one year	After one year	Total

	(£ million)
Securitized debt (i)	36	1,785	1,821	32	1,821	1,853
Loan notes (ii)	2	—	2	2	—	2
Finance leases	1	1	2	1	1	2

Total borrowings	39	1,786	1,825	35	1,822	1,857

(i)	This debt is secured as explained below.

(ii)	These loan notes are partially secured by a bank deposit.

	October 1, 2005	September 25, 2004

	(£ million)
Analysis by year of repayment:
Due within one year or on demand	39	35
Due between one and two years	38	37
Due between two and five years	128	121
Due after five years	1,620	1,664

Total borrowings	1,825	1,857

Securitized debt

On November 13, 2003, a group company, Mitchells & Butlers Finance plc, issued £1,900 million of secured loan notes in connection with the securitization of the majority of the Group’s UK pubs and restaurants business owned by Mitchells & Butlers Retail Limited. The funds raised were mainly used to repay existing bank borrowings of £1,243 million, pay issue costs of £23 million and return £501 million to shareholders by way of a special dividend (see Note 11 of Notes to the Financial Statements).

The loan notes consist of six tranches as follows:

Tranche	Initial principal borrowed	Interest	Principal repayment period	Principal outstanding at October 1, 2005	Expected WAL

	(£ million)			(£ million)
A1	200	Floating	By installments 2011 to 2028	200	5 years
A2	550	5.574%	By installments 2003 to 2028	507	11 years
A3	250	Floating	By installments 2011 to 2028	250	5 years
B1	350	5.965%	By installments 2003 to 2023	330	9 years
B2	350	6.013%	By installments 2015 to 2028	350	19 years
C	200	6.469%	By installments 2029 to 2030	200	24 years

	1,900			1,837

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 19 – Borrowings – (Continued)

The overall cash interest rate payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of a financial guarantee provided by Ambac in respect of the Class A notes.

The carrying value of the loan notes in the Group balance sheet at October 1, 2005 is analyzed as follows:

(£ million)
Principal outstanding at September 26, 2004	1,872
Principal repaid during the period	(35)

Principal outstanding at October 1, 2005	1,837
Unamortized deferred issue costs	(20)
Accrued interest	4

Carrying value at October 1, 2005	1,821

The securitization is governed by various covenants, warranties and events of default, many of which apply to Mitchells & Butlers Retail Limited (“MBRL”), the Group’s main operating subsidiary. In particular, MBRL must maintain a minimum free cash flow to debt service coverage ratio of no less than 1.10:1 as measured on any financial quarter date, in respect of the most recent relevant period or the most recent relevant year. MBRL must also maintain an aggregate consolidated net worth of at least £300,000,000 at the end of each year. MBRL is restricted in its ability to: (a) make any payments or other disposal of cash or other funds to another Group entity (including payment of dividends, payment of interest, distributions, repayment of loans, capital contributions etc.), except for any payment specifically permitted (such as payment to the intra group services companies) unless (i) all payments due and payable under the working capital facility have been made, (ii) no event of default has occurred and is continuing or would occur as a result of the making of such payment, and (iii) certain minimum free cash flow to debt service ratios (at least 1.3:1) and EBITDA to debt service payments ratios (at least 1.7:1) are met; (b) sell, lease, transfer or dispose of any secured properties without the consent of the security trustee, and proceeds from these permitted disposals shall be deposited into a secured account with restrictions on the use of such funds (disposal of assets other than secured properties are also subject to certain conditions); (c) acquire or substitute any business over which security is granted, or would be granted; (d) incur more than £7,500,000 in permitted encumbrances or more than £7,500,000 in permitted indebtedness. The Company is required to incur or reserve for each fiscal year a required maintenance amount equal to 6.4% of the actual aggregate turnover in respect of the preceding fiscal year of the secured properties.

No events of default have occurred.

At October 1, 2005, MBRL had short-term deposits and cash of £119 million (2004 £98 million). Of this amount, £86 million (2004 £74 million) was available to make permitted payments to other companies in the Mitchells & Butlers group, including £24 million (2004 £22 million) of dividends, £17 million (2004 £20 million) was held for general working capital purposes within MBRL and £16 million (2004 £4 million) of disposal proceeds were on deposit in a secured account.

At October 1, 2005, MBRL had net assets of £1,407 million (2004 £1,334 million restated) (after the elimination of inter-company balances excluding Term Advances) and distributable reserves of £748 million (2004 £709 million). Permitted dividends payments of £24 million (2004 £22 million) were allowed under the terms of the securitization covenants, leaving restricted net assets of £1,383 million (2004 £1,312 million restated) and restricted distributable reserves of £724 million (2004 £687 million) in MBRL at October 1, 2005. Access to these reserves would require the consent of the security trustee and cannot be guaranteed. The 2004 restatements relate to the reclassification of inter-company balances of £21 million.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 19 – Borrowings – (Continued)

As the restricted net assets of MBRL represent more than 25% of the consolidated net assets of the Group, parent company information is presented on Schedule I on pages SH1-1 to SH1-4.

Facilities committed by banks

	October 1, 2005	September 25, 2004

	(£ million)
Utilized	—	—
Unutilized	280	280

	280	280

Unutilized facilities expire:
Within one year (i)	220	220
Between two and five years	60	60

	280	280

(i)	The unutilized facility expiring within one year was renewed in November 2005 for a further 364 days. This facility is a liquidity facility entered into as part of the securitization structuring; it can only be drawn in very limited circumstances under the terms of the securitization agreements.

Note 20 – Financial Instruments

Treasury management

The financial risks faced by the Group are identified and managed by a central Treasury department. The activities of the Treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The department does not operate as a profit center.

On November 13, 2003, the Group completed a securitization of the majority of its pubs, raising a total of £1.9 billion through the issue of secured loan notes. The securitization provides the Group with long-term financing at a cash interest cost of 6% pre-tax, including the interest rate and currency swap agreements put in place to hedge the floating rate tranches. The Treasury department is responsible for ensuring that robust procedures are in place for the Company to comply with the various covenants attached to the securitization.

The Treasury department is also responsible for identifying and managing foreign exchange exposures. Whilst the Group has limited operations in Germany, the impact of movements in the Euro exchange rate do not have a material effect on the Group’s results. Consequently the only foreign exchange hedging in place relates to the US dollar denominated secured loan notes that were issued in connection with the securitization.

Permitted interest rate hedging methods include the use of fixed rate debt, interest rate swaps, options (such as caps) and forward rate agreements. The only hedging arrangements in place are interest rate and currency swaps taken out at the time of the securitization to fix the interest cost relating to floating rate loan notes. As required under the terms of the securitization, these hedging arrangements mean that the interest payable in respect of the securitized debt is totally fixed.

Credit risk on treasury transactions is minimized by operating a policy for the investment of surplus funds that generally restricts the bank counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held with financial institutions in the UK.

Principal hedging instruments

In order to manage interest rate risk, the Group has entered into interest rate and currency swap agreements that fix the interest payable on the floating rate tranches of the securitized debt (see Note 19 of Notes to the Financial Statements). At October 1, 2005, these agreements were for a notional principal amount of £450 million (2004 £450 million) and are contracted until 2028.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 20 – Financial Instruments – (Continued)

Currency and interest rate profile of financial assets and liabilities

After taking into account the interest rate and currency swap agreements entered into by the Group, the currency and interest profile of the Group’s financial assets and liabilities at the balance sheet date was:

	October 1, 2005			September 25, 2004

Financial assets	Total	Non- interest bearing	Floating rate	Total	Non- interest bearing	Floating rate

	(£ million)
Sterling	194	3	191	219	2	217
Euro	6	—	6	6	—	6

	200	3	197	225	2	223

Financial assets comprise cash of £129 million (2004 £81 million) and current asset investments of £71 million (2004 £144 million).

	October 1, 2005

Financial liabilities	Total before currency swaps	Currency swaps	Total after currency swaps	Non- interest bearing	Floating rate	Fixed rate	Weighted average fixed rate (%)	Weighted average period fixed (years)

	(£ million)
Sterling	1,581	248	1,829	4	2	1,823	6.15	12
US dollar	248	(248)	—	—	—	—	—	—

	1,829	—	1,829	4	2	1,823	6.15	12

	September 25, 2004

Financial liabilities	Total before currency swaps	Currency swaps	Total after currency swaps	Non- interest bearing	Floating rate	Fixed rate	Weighted average fixed rate %	Weighted average period fixed (years)

	(£ million)
Sterling	1,611	248	1,859	2	2	1,855	6.15	13
US dollar	248	(248)	—	—	—	—	—	—

	1,859	—	1,859	2	2	1,855	6.15	13

Financial liabilities comprise borrowings of £1,825 million (2004 £1,857 million) as disclosed in Note 19 of Notes to the Financial Statements and provisions for property leases of £4 million (2004 £2 million).

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 20 – Financial Instruments – (Continued)

Fair values of financial assets and liabilities

	October 1, 2005		September 25, 2004

	Net book value	Fair value	Net book value	Fair value

	(£ million)
Cash	129	129	81	81
Current asset investments	71	71	144	144
Securitized debt (excluding interest rate and currency swaps)	(1,808)	(1,952)	(1,835)	(1,909)
Loan notes	(2)	(2)	(2)	(2)
Finance leases	(2)	(2)	(2)	(2)
Provisions for property leases	(4)	(4)	(2)	(2)
Interest rate swaps	—	(31)	—	(6)
Currency swaps	(13)	(17)	(18)	(22)

	(1,629)	(1,808)	(1,634)	(1,718)

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

Gains and losses on hedges

Gains and losses on derivative instruments used for hedging are not recognized in the financial statements until the hedged exposure is itself recognized. Unrecognized gains and losses on hedging instruments are as follows:

	Gains	Losses	Net

	£ million)
Unrecognized at September 28, 2003	—	—	—
Arising in the year but not recognized	—	(10)	(10)

Unrecognized at September 25, 2004	—	(10)	(10)
Arising in previous years that were recognized in the year	—	1	1

Arising in previous years that were not recognized in the year	—	(9)	(9)
Arising in the year but not recognized	—	(26)	(26)

Unrecognized at October 1, 2005	—	(35)	(35)

Analyzed as:
Expected to be recognized in 2005/06	—	(6)	(6)
Expected to be recognized thereafter	—	(29)	(29)

	—	(35)	(35)

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 21 – Deferred taxation

(£ million)
At September 27, 2003, as previously reported	203
Adoption of FRS 17	(29)

As restated*	174
Profit and loss account*	8

At September 25, 2004*	182
Profit and loss account	3

At October 1, 2005	185

Analyzed as tax on timing differences related to:

	October 1, 2005	September 25, 2004 restated*

	(£ million)
Fixed assets	141	135
Deferred gains	49	49
Other	(5)	(2)

	185	182

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Tax losses with a value of £6 million (2004 £6 million), have not been recognized as their use is uncertain or not currently anticipated. These tax losses do not have an expiry date.

No provision has been made for deferred tax on the sale of properties at their revalued amounts or where gains have been or are expected to be deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £214 million (2004 £230 million restated). It is not anticipated that any such tax will be payable in the foreseeable future.

The Company had a deferred tax asset of £2 million at October 1, 2005 (2004 £1 million as reclassified) relating to other timing differences.

Note 22 – Other Provisions for Liabilities and Charges

	Other

	Reorganization	Property leases (i)	Total

	(£ million)
At September 28, 2003	1	3	4
Utilized	(1)	(1)	(2)

At September 25, 2004	—	2	2
Additions	—	2	2

At October 1, 2005	—	4	4

(i)	Onerous property leases extend for periods of up to nine years.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 23 – Share Options

	Rolled over options	Post separation options	Total

	(millions)
Rolled over options on separation	26.5	—	26.5
Granted since separation	—	10.7	10.7
Exercised	(1.8)	—	(1.8)
Lapsed	(0.6)	—	(0.6)

At September 27, 2003	24.1	10.7	34.8
Granted	0.8	7.1	7.9
Exercised	(4.6)	—	(4.6)
Lapsed	(5.1)	(1.0)	(6.1)

At September 25, 2004	15.2	16.8	32.0
Granted	—	5.9	5.9
Exercised	(6.4)	—	(6.4)
Lapsed	(1.6)	(2.1)	(3.7)

At October 1, 2005	7.2	20.6	27.8

Rolled-over options were originally granted under the Six Continents Executive Share Option Schemes. On separation from Six Continents on April 15, 2003, employees and certain former employees of the Six Continents group had the opportunity to roll over their options over Six Continents PLC shares into options over Mitchells & Butlers plc shares. The number of options exchanged and the exercise prices were calculated in accordance with a formula based on the closing Six Continents’ and opening Mitchells & Butlers’ share prices, both averaged over a five-day period. Exercise prices in respect of outstanding options range from £2.14 to £3.64 and options are exercisable until May 28, 2012. These options are not subject to a future performance condition.

Since separation, the Company has granted options under the following share schemes:

(i)
Sharesave – an Inland Revenue approved savings scheme open to all employees, whereby the proceeds from the savings contract, of either three or five years duration, are used to purchase shares under options granted at the commencement of the savings contract, at a discount of 20% to the market value of the shares at the date of grant. The options may be exercised up to six months after the maturity of the savings contract. Outstanding options over 4.9 million shares were in existence at October 1, 2005 (2004 4.7 million); 1.1 million at an exercise price of £2.59, 1.2 million (2004 1.5 million) at an exercise price of £2.09 and 2.6 million (2004 3.2 million) at an exercise price of £1.69.

(ii)
Executive Share Option Plan – a discretionary share plan whereby options may be granted to senior management at the prevailing market price at the date of grant. Options generally become exercisable between three and ten years after the date of grant, subject to achievement of a performance condition. Details of the performance conditions attached to these options are contained in Note 7 of Notes to the Financial Statements. Outstanding options over 11.3 million shares were in existence at October 1, 2005 (2004 8.0 million); 3.4 million at an exercise price of £3.26, 0.1 million at an exercise price of £3.31, 3.8 million (2004 3.9 million) at an exercise price of £2.53 and 4.0 million (2004 4.1 million) at an exercise price of £2.19.

(iii)
Performance Restricted Share Plan – a discretionary share plan whereby options are granted to a small group of the Company’s most senior executives. Options are exercisable within two years after the completion of a three-year performance period. Details of the performance conditions attached to these options are contained in Note 7 of Notes to the Financial Statements. Outstanding options over 4.4 million shares were in existence at October 1, 2005 (2004 4.1 million); all options have an exercise price of £1 per employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 23 – Share Options – (Continued)

Movements in the options outstanding under these schemes for the period from separation to September 27, 2003 are as follows:

	Options outstanding at April 15, 2003	Granted		Exercised	Lapsed or canceled	Options outstanding at September 27, 2003		Fair value of options granted during the period

Rolled over options
No. of shares (000)	26,479	—		(1,762)	(596)	24,121

Range of option prices (pence)	181.4–364.5	—		181.4–214.5	214.5–364.5	181.4–364.5		—

Sharesave
No. of shares (000)	—	3,995		—	(23)	3,972

Range of option prices (pence)	—	169.0		—	169.0	169.0		68.4

Executive Share Option Plan
No. of shares (000)	—	4,264		—	(33)	4,231

Range of option prices (pence)	—	219.0		—	219.0	219.0		25.7

Performance Restricted Share Plan
No. of shares (000)	—	2,502		—	—	2,502

Range of option prices (pence)	—	—	(i)	—	—	—	(i)	202.0

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Movements in the options outstanding under these schemes for the 52 weeks ended September 25, 2004 are as follows:

	Options outstanding at September 27, 2003		Granted		Rolled over	Exercised	Lapsed or canceled	Options outstanding at September 25, 2004		Fair value of options granted during the period

Rolled over options
No. of shares (000)	24,121		—		774	(4,571)	(5,099)	15,225

Range of option prices (pence)	181.4–364.5		—		186.8–364.5	181.4–268.0	181.4–364.5	181.4–364.5		—

Sharesave
No. of shares (000)	3,972		1,569		—	(4)	(816)	4,721

Range of option prices (pence)	169.0		209.0		—	169.0	169.0–209.0	169.0–209.0		87.4

Executive Share Option Plan
No. of shares (000)	4,231		3,901		—	—	(201)	7,931

Range of option prices (pence)	219.0		252.5		—	—	219.0–252.5	219.0–252.5		48.9

Performance Restricted Share Plan
No. of shares (000)	2,502		1,610		—	—	—	4,112

Range of option prices (pence)	—	(i)	—	(i)	—	—	—	—	(i)	206.8

i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 23 – Share Options – (Continued)

The weighted average fair values of options granted in the period from separation to September 25, 2004 were estimated using the Black – Scholes option pricing model with the following assumptions: dividend yield of 2004 4% (2003 4%), expected volatility of 2004 31% (2003 23%), risk free interest rate of 2004 5% (2003 4%) and expected life of 2004 31 months, 36 months or 60 months, (2003 18 months, 30 months, 36 months or 60 months).

Movements in the options outstanding under these schemes for the 53 weeks ended October 1, 2005 are as follows:

	Options outstanding at September 25, 2004		Granted		Exercised	Lapsed or canceled	Options outstanding at October 1, 2005		Fair value of options granted during the period

Rolled over options
No. of shares (000)	15,225		—		(6,366)	(1,637)	7,222

Range of option prices (pence)	181.4 – 364.5		—		181.4 – 364.5	214.5 – 364.5	214.5 – 364.5		—

Sharesave
No. of shares (000)	4,721		1,163		(22)	(930)	4,932

Range of option prices (pence)	169.0 – 209.0		258.5		169.0 – 209.0	169.0 – 258.5	169.0 – 258.5		104.9

Executive Share Option Plan
No. of shares (000)	7,931		3,460		—	(69)	11,322

Range of option prices (pence)	219.0 – 252.5		326.1 – 330.5		—	219.0 – 252.5	219.0 – 330.5		86.0

Performance Restricted Share Plan
No. of shares (000)	4,112		1,285		—	(1,025)	4,372

Range of option prices (pence)	—	(i)	—	(i)	—	— (i)	—	(i)	211.6

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

In fiscal 2005, the Company refined the methods used to estimate the fair value of options by using separate option pricing models and assumptions for each plan. The fair values of options granted during the 53 weeks ended October 1, 2005 were estimated using the Binomial option pricing model for the Executive Share Option Plan, a combination of the Binomial option pricing model and Monte Carlo simulations for the Performance Restricted Share Plan and the Black – Scholes option pricing model for the sharesave schemes.

The weighted average fair values of options granted were estimated with the following weighted average assumptions: dividend yield 3%, expected volatility of 31%, risk free interest rate of 4% and expected life of 36 (Performance Restricted Share Plan), 42 (Sharesave 3 year scheme), 66 (Sharesave 5 year scheme) or 78 (Executive Share Option Plan) months.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 23 – Share Options – (Continued)

Movements in the options outstanding under the option schemes for the period from separation to September 27, 2003 are as follows:

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

Movements in the options outstanding under the option schemes for the 52 weeks ended September 25, 2004 are as follows:

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 23 – Share Options – (Continued)

Movements in the options outstanding under the option schemes for the 53 weeks ended October 1, 2005 are as follows:

	Options outstanding at September 25, 2004		Granted		Exercised	Lapsed or canceled	Options outstanding at October 1, 2005		Options exercisable at October 1, 2005

Rolled over options
No. of shares (000)	15,225		—		(6,366)	(1,637)	7,222		7,222

Weighted average option price (pence)	261.9		—		246.3	279.2	271.9		271.9

Sharesave
No. of shares (000)	4,721		1,163		(22)	(930)	4,932		—

Weighted average option price (pence)	182.1		258.5		171.4	186.6	199.3		—

Executive Share Option Plan
No. of shares (000)	7,931		3,460		—	(69)	11,322		—

Weighted average option price (pence)	235.3		326.1		—	234.8	263.1		—

Performance Restricted Share Plan
No. of shares (000)	4,112		1,285		—	(1,025)	4,372		—

Weighted average option price (pence)	—	(i)	—	(i)	—	— (i)	—	(i)	—

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Summarized information about options outstanding under the share option schemes at October 1, 2005 is as follows:

	Options outstanding				Options exercisable

Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price		Number exercisable	Weighted average option price

	(000)	(years)	(pence)		(000)	(pence)
Rolled over options
181.4p to 242.0p	924	—	214.5		924	214.5
242.1p to 303.0p	5,146	—	269.0		5,146	269.0
303.1p to 364.5p	1,152	—	330.5		1,152	330.5

	7,222	—	271.9		7,222	271.9

Sharesave
169.0 p	2,586	1.8	169.0		—	—
209.0 p	1,221	2.6	209.0		—	—
258.5 p	1,125	3.6	258.5		—	—

Executive Share Option Plan
219.0 p	4,030	0.7	219.0		—	—
252.5 p	3,838	1.7	252.5		—	—
326.1 p	3,371	2.7	326.1		—	—
330.5 p	83	2.8	330.5		—	—

Performance Restricted Share Plan
– (i)	4,372	1.1	—	(i)	—	—

(i)	The exercise price relating to the Performance Restricted Share Plan is £1 per participating employee per share plan.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 24 – Own shares

Own shares held by the Group and Company represent the shares in the Company held in treasury (“treasury shares”) and by the employee share trusts. During the year, 4,290,000 treasury shares were acquired at a cost of £14 million and of these, 2,182,102 shares were subsequently released to employees on the exercise of share options for a total consideration of £6 million. The 2,107,898 shares held in treasury at October 1, 2005 had a market value of £7.7 million. The aggregate nominal value of the treasury shares held at October 1, 2005 was £0.1 million.

During the year, the employee share trusts acquired 1,229,080 shares at a cost of £4 million and released 3,453,846 shares to employees on the exercise of options and other share awards for a total consideration of £8 million. The 2,139,879 shares held by the trusts at October 1, 2005 had a market value of £7.8 million (September 25, 2004, 4,364,645 shares held had a market value of £11.3 million).

The Company has established two employee share trusts:

Share Incentive Plan (“SIP”) Trust

The SIP Trust was established in 2003 to purchase shares on behalf of employees participating in the Company’s Share Incentive Plan. Under this scheme, eligible employees are awarded free shares which are normally held in trust for a holding period of at least three years. After five years the shares may be transferred to or sold by the employee free of income tax and national insurance contributions. The trust buys the shares in the market with funds provided by the Company. During the holding period, dividends are paid directly to the participating employees. At October 1, 2005, the trustees, Hill Samuel ESOP Trustee Limited, were holding 836,811 (2004 627,974) shares in the Company. Of these shares, 809,503 (2004 605,689) have been conditionally gifted to employees. During fiscal 2005 309,993 shares were conditionally awarded to employees under the Share Incentive Plan with a grant date fair value per share of 334.3p.

Employee Benefit Trust (“EBT”)

The EBT was established in 2003 in order to satisfy the exercise or vesting of existing and future share options and awards under the Executive Share Option Plan, Performance Restricted Share Plan, Short Term Deferred Incentive Plan and the Rolled over options. The trust purchases shares in the market from time to time, using funds provided by the Company, based on expectations of future requirements. Dividends are waived by the trust. At October 1, 2005, the trustees, Mourant & Co Trustees Limited, were holding 1,303,068 shares (2004 3,736,671) shares in the Company. Of these shares, 179,402 (2004 277,320) have been conditionally gifted to employees and 822,859 (2004 822,859) are under option.

Note 25 – Reconciliation of Operating Profit before exceptional items to Net Cash Inflow from Operating Activities

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated *	September 27, 2003 restated*

	(£ million)
Operating profit before exceptional items	297	273	266
Depreciation and amortization	116	108	99

Earnings before interest, taxation, depreciation, amortization and exceptional items	413	381	365
Decrease in stocks	4	—	6
(Increase)/decrease in debtors	(2)	10	3
Increase in creditors	12	20	2
Additional pension contributions	(30)	(40)	(27)
Movement in provisions	2	(2)	(4)
Other non-cash items	5	14	(1)

Net cash inflow from operating activities before expenditure relating to exceptional items	404	383	344
Operating exceptional expenditure	(4)	(4)	(2)
Separation costs paid	—	(1)	(36)

Net cash inflow from operating activities	400	378	306

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 26 – Net Cash Flow
	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)

Net cash inflow from operating activities before expenditure relating to exceptional items (i)	404	383	344
Net capital expenditure	(110)	(99)	(103)

Operating cash inflow after net capital expenditure	294	284	241
Net interest paid	(102)	(98)	(49)
Tax paid	(43)	(34)	(44)

Normal cash flow	149	152	148
Normal dividends paid	(50)	(44)	—
Issue of ordinary share capital	2	8	4
Purchase of own shares by employee share trusts	(101)	(12)	—
Proceeds on release of shares by employee share trusts	14	1	—
Special dividends paid	—	(501)	—
Operating exceptional expenditure	(4)	(4)	(2)
Separation costs paid	—	(1)	(36)
Facility fees paid	—	—	(15)
Prepaid issue costs in respect of the securitization	—	(22)	(1)

Net cash flow	10	(423)	98

(i)	Includes £30 million (2004 £40 million, 2003 £27 million) of additional pension contributions.

Note 27 – Net Debt

	Cash at bank and in hand (i)	Overdraft (i)	Liquid resources (current asset investments)	Borrowings due within one year	Borrowings due after one year	Amounts due to Six Continents group	Total

At September 29, 2002	16	—	2	(3)	(1)	(831)	(817)
Cash flow prior to separation	(9)	—	4	—	—	257	252

Balances at separation	7	—	6	(3)	(1)	(574)	(565)
Cash flow after separation	(3)	(13)	(3)	(218)	(1,000)	574	(663)

At September 27, 2003	4	(13)	3	(221)	(1,001)	—	(1,228)
Movement arising from cash flows	77	13	141	189	(821)	—	(401)
Non-cash movement in net debt	—	—	—	(3)	—	—	(3)

At September 25, 2004	81	—	144	(35)	(1,822)	—	(1,632)
Movement arising from cash flows	48	—	(73)	35	—	—	10
Non-cash movement in net debt	—	—	—	(39)	36	—	(3)

At October 1, 2005	129	—	71	(39)	(1,786)	—	(1,625)

(i)	Represents a movement in cash and overdrafts of £48 million inflow (2004 £90 million inflow, 2003 £25 million outflow) (see Consolidated Statement of Cash Flows).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 27 – Net Debt – (Continued)

Reconciliation of net cash flow to movements in net debt

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million)
Increase/(decrease) in cash and overdrafts	48	90	(25)
Management of liquid resources	(73)	141	1
Financing activities	120	(651)	118
Issue of ordinary share capital	2	8	4
Purchase of own shares	(101)	(12)	—
Proceeds on release of own shares held	14	1	—

Net cash flow – (Note 26)	10	(423)	98
Issue costs paid in respect of securitized debt	—	22	—
Net funding flows with Six Continents group	—	—	193
Cash payment to former Six Continents PLC shareholders	—	—	(702)

Decrease/(increase) in net debt arising from cash flows	10	(401)	(411)
Non-cash movement in net debt	(3)	(3)	—

Decrease/(increase) in net debt	7	(404)	(411)
Opening net debt	(1,632)	(1,228)	(817)

Closing net debt	(1,625)	(1,632)	(1,228)

Note 28 – Financial Commitments

Operating lease commitments

The Group has annual commitments under operating leases at October 1, 2005 which expire as follows:

	October 1, 2005		September 25, 2004

	Properties	Other	Properties	Other

	(£ million)
Within one year	2	3	1	3
Between one and five years	3	3	2	3
After five years	37	—	39	—

	42	6	42	6

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 28 – Financial Commitments – (Continued)

Total commitments under noncancelable operating leases at October 1, 2005 are as follows:

October 1, 2005

(£ million)
Due within one year	48
One to two years	43
Two to three years	39
Three to four years	39
Four to five years	38
Thereafter	612

819

The vast majority of the Group’s leases are institutional standard UK commercial property leases which provide for five yearly rent reviews to open market value and enjoy statutory rights to renewal on expiry. They generally do not contain conditions relating to rent escalation, rights to purchase, concessions, residual values or other material provisions of an unusual nature.

The future minimum rentals to be received under noncancelable subleases as at October 1, 2005 amounted to £29 million (2004 £26 million).

Capital commitments
	October 1, 2005	September 25, 2004

	(£ million)
Contracts placed for expenditure on fixed assets not provided fo rin the financial statements	28	26

Note 29 – Contingencies

On separation from the Six Continents group on April 15, 2003, the Company gave no warranties and agreed to give certain limited indemnities to InterContinental Group. These indemnities were given to protect InterContinental Group against liabilities which it may incur but which relate exclusively or predominantly to Retail or SCPD. In addition, the Company indemnified InterContinental Group in respect of 50% of certain contingent liabilities which do not relate exclusively or predominantly to the retail business and SCPD or to the hotels business and soft drinks business. These shared contingent liabilities relate primarily to businesses which have been disposed of by the Six Continents Group or its subsidiaries in the past and where warranties and indemnities were given. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group. The amount provided for such liabilities in these financial statements at October 1, 2005 was £nil (2004 £1 million, 2003 £3 million). The terms of the guarantee provide no limitation to the maximum potential future liabilities. The indemnities described above expire on April 15, 2010 except in the case of liabilities relating to the former business of the group company, Lastbrew Limited, for which the indemnity applies indefinitely.

Note 30 – Related Party Transactions

There were no transactions with related parties requiring disclosure under FRS 8 ‘Related Party Transactions’ during either fiscal 2005 or fiscal 2004. During fiscal 2003 in the period before separation, the Group had the following transactions with Six Continents group:

September 27, 2003

(£ million)
Net interest paid	23
Costs recharged, including separation costs	29
Pension scheme payments	3
Net funding	(184)

Total	(129)

Amounts due to Six Continents group at the balance sheet date – (see Note 27)	—

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

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

Intangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries is capitalized and amortized over its estimated useful life. Goodwill arising on acquisitions prior to September 30, 1998 was eliminated against reserves. Under US GAAP, the Group adopted SFAS 142 ‘Goodwill and Other Intangible Assets’ with effect from October 1, 2002. In accordance with SFAS 142, goodwill would be capitalized and not amortized, but tested annually for impairment. Prior to October 1, 2002 under US GAAP, goodwill would have been capitalized and amortized over its estimated useful life, not exceeding 40 years.

Under UK GAAP, computer software is included in tangible fixed assets. Under US GAAP, software which is not an integral part of a related item of hardware would be treated as an intangible asset.

Impairment of goodwill

Under UK GAAP, goodwill is tested for potential impairment when there is an indication that impairment may have occurred. The impairment is measured by comparing the goodwill carrying value of the relevant income-generating unit with the higher of net realizable value and value in use. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment on an annual basis, or on an interim basis when a triggering event occurs, using a two-step process. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds the fair value of that goodwill. The Group has performed an updated evaluation of its goodwill as at October 1, 2005 which has concluded that an impairment charge is not required under SFAS 142.

For US GAAP purposes, reporting units have been determined by reference to internal management and reporting structures at the level below the operating segments. Goodwill has been allocated to the reporting units in accordance with the location, in the reporting unit, of the acquired pubs and restaurants that generated the goodwill.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Tangible fixed assets

Prior to October 1, 1999, the Group’s properties were valued from time to time by professionally qualified external valuers and book values were adjusted to accord with the valuations. Under US GAAP, revaluation would not have been permitted, which means that the carrying value of tangible fixed assets is lower under US GAAP.

Under UK GAAP, depreciation is based on the book value of assets, including revaluation where appropriate. Prior to October 1, 1999, freehold pubs were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a program of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by the Group with effect from October 1, 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to the annual depreciation charge.

Under UK GAAP, impairment of tangible fixed assets is measured with reference to discounted cash flows. Under US GAAP, if the carrying value of assets is supported by undiscounted cash flows there would be no impairment.

Assets held for sale

US GAAP would require that where the value of an asset will be recovered through a sale transaction rather than continuing use the asset is classified as held for sale. Assets held for sale are valued at the lower of book value and fair value less costs to sell and no longer depreciated. Under UK GAAP, there is no held for sale classification.

Lease premiums

Under US GAAP, payments made on entering into operating leases would be classified as current and non-current prepayments and amortized over the life of the lease. Under UK GAAP, such payments are included in tangible fixed assets.

Share-based compensation

Under UK GAAP, the Group makes a charge for the cost of share awards or share options based on the difference between the fair value of the shares on the date of the award and the amount the scheme participant may be required to pay for the shares. The expense is recognized over the performance period of the relevant scheme based on a reasonable expectation of the extent to which the performance criteria will be met. Under APB 25 ‘Accounting for stock issued to employees’, these awards and options would be accounted for as variable plans with the expense based on the intrinsic value using the share price at the balance sheet date, remeasured at each balance sheet date and spread over the performance period. Under US GAAP, a charge could therefore arise in respect of the Group’s Executive Share Option Plan (no charge arises under UK GAAP as the exercise price is equivalent to the market value at date of grant).

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

Under UK GAAP, the National Insurance liability payable on gains made by employees on the exercise of share options is accrued during the performance period of the share scheme calculated using the market price of the Company’s shares at the balance sheet date. Under US GAAP, an accrual would only be recorded when the share options are exercised and a liability exists.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Pension costs

Under UK GAAP, amounts charged to the profit and loss account comprise the current service cost and net finance income or expense being the difference between the expected return on plan assets and the interest cost of the plan liabilities. Any amounts arising from changes in actuarial assumptions and differences between the expected and actual return on plan assets are recognized in the statement of total recognized group gains and losses. Under US GAAP, such amounts, to the extent that they exceed 10% of the greater of the benefit obligation and the fair value of plan assets, would be amortized through the income statement over the average remaining service lives of the employees.

Under UK GAAP, the surplus or deficit in the pension plans is reported on the balance sheet. Under US GAAP, as the accumulated benefit obligations exceeded the fair value of the plans’ assets the difference would be recognized as a balance sheet liability, after the elimination of any amounts previously recognized as a prepaid pension cost. An equal amount, not exceeding the amount of unrecognized past service cost, would be recognized as an intangible asset with the balance reported in other comprehensive income.

Compensated absences

Under US GAAP, an accrual would be made to reflect the cost of employees’ unused vacation allowances at the point of entitlement, when the right to a compensated absence accumulates during the employee’s period of service. No equivalent accrual has been made under UK GAAP.

Deferred taxation

Under UK GAAP, the Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Timing differences recognized include accelerated capital allowances and short-term timing differences. Timing differences not recognized include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets and the gain on sale of assets rolled into replacement assets. Under US GAAP, deferred taxation would be computed, on a stand-alone basis, on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Upon the issuance of the floating rate tranches of the securitized debt, the Group’s interest rate and currency swaps were designated as cash flow hedges and since then have qualified for hedge accounting. Hedge ineffectiveness has been immaterial since this date. Prior to their designation as cash flow hedges, changes in the fair value of the interest rate and currency swaps were recorded in the income statement.

Proposed dividends

Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board for approval by shareholders. Under US GAAP, dividends would not be provided for until the year in which they are declared.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Earnings per share

On December 2, 2003, the Company completed a share consolidation which resulted in the issue of 12 new ordinary shares of 7 1/12p each for every 17 existing ordinary shares of 5p each. Under UK GAAP, prior period earnings per share have not been restated as the share consolidation was accompanied by a special dividend and the combined transaction was designed to have the same overall effect as a buy-back of shares at fair value. US GAAP would require prior period net income per ordinary share to be restated to reflect the change in capital structure.

Exceptional items

Under UK GAAP, certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains and losses on the sale of businesses and fixed assets, and the cost of fundamental reorganizations. Under US GAAP these items would be classified as operating profit or expenses.

Classification of debt issuance costs

Under UK GAAP, the debt issuance costs relating to the securitized debt are deducted from the carrying value of the related loan notes. Under US GAAP, these costs would be reported as deferred financing costs and classified as current and non-current assets.

Provisions

In previous years, under UK GAAP provisions for liabilities and charges included amounts relating to the restructuring of certain of the Group’s operations. Under US GAAP, certain of these amounts would have been charged to net income as incurred. The restructuring was substantially completed in fiscal 2003.

Cash and cash equivalents

Under UK GAAP, cash at bank and in hand comprises deposits repayable on demand (less overdrafts payable on demand) and restricted cash and excludes liquid resources (short-term deposits and investments of less than one year other than cash). Under US GAAP, cash and cash equivalents comprises deposits repayable on demand, liquid resources with a maturity of three months or less at the date acquired and excludes restricted cash.

Restricted cash

Restricted cash of £16 million (2004 £4 million, 2003 £nil) represents disposal proceeds held on deposit in a secured account. The use of these funds is restricted by the terms of the securitization and may only be used with the approval of the security trustee for certain specified purposes such as capital enhancement expenditure and business acquisitions.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Income

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP are:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004*	September 27, 2003*

	(£ million, except per ordinary share amounts)
Earnings available for shareholders in accordance with UK GAAP	133	118	117

Adjustments:
Amortization of intangible fixed assets	(5)	(3)	(3)
Depreciation of tangible fixed assets	6	5	5
Amortization of lease premiums	(1)	(1)	(1)
Disposal of tangible fixed assets	13	11	7
Pension costs	(18)	(20)	(3)
Share-based compensation	(4)	(1)	—
Compensated absences	(6)	—	—
Change in fair value of derivatives	—	2	—
Provisions	—	—	(13)
Deferred taxation:
– on above adjustments	3	11	1
– methodology	—	—	(9)

	(12)	4	(16)

Net income in accordance with US GAAP	121	122	101

Net income per ordinary share
Basic (i)	£0.24	£0.23	£0.19
Diluted (ii)	£0.23	£0.23	£0.19

*
Restated to (a) reflect the adoption of FRS 17 under UK GAAP and (b) include computer software amortization of 2004 £4 million (2003 £4 million) in amortization of intangible fixed assets and separately disclose the amortization of lease premiums of 2004 £1 million (2003 £1 million), both previously included within depreciation of tangible fixed assets. None of these adjustments have an impact on net income previously reported under US GAAP.

(i)
Calculated by dividing net income in accordance with US GAAP of £121 million (2004 £122 million, 2003 £101 million) by 511 million (2004 520 million, 2003 519 million) shares, being the weighted average number of ordinary shares in issue during the year. Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation on December 2, 2003.

(ii)
Calculated by adjusting basic net income per ordinary share in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 517 million (2004 523 million, 2003 520 million). Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation on December 2, 2003.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Comprehensive income

Comprehensive income under US GAAP is as follows:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

		(£ million)
Net income in accordance with US GAAP	121	122	101

Other comprehensive income:
Transfer of minimum pension liability on April 1, 2003, net of tax of £109 million	—	—	(255)
Minimum pension liability, net of tax of £5 million (2004 £13 million, 2003 £8 million)	11	31	19
Currency translation differences	—	(1)	7
Cash flow hedges, net of tax of £8 million (2004 £3 million, 2003 £nil)	(18)	(8)	—

	(7)	22	(229)

Comprehensive income in accordance with US GAAP	114	144	(128)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Currency translation differences	Cash flow hedges	Total

	(£ million)
At September 29, 2002	—	—	—	—
Movement in the year	(236)	7	—	(229)

At September 27, 2003	(236)	7	—	(229)
Movement in the year	31	(1)	(8)	22

At September 25, 2004	(205)	6	(8)	(207)
Movement in the year	11	—	(18)	(7)

At October 1, 2005	(194)	6	(26)	(214)

Since the designation of the Group’s derivatives as cash flow hedges on the issuance of the floating rate tranches of the securitized debt, under US GAAP there has been no ineffectiveness recorded in the income statement.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Shareholders’ equity

The significant adjustments required to convert shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are:

	October 1, 2005	September 25, 2004 restated*

	(£ million)
Shareholders’ funds as reported in accordance with UK GAAP	1,417	1,423
Adjustments:
Intangible fixed assets:
Goodwill – cost	174	174
– accumulated amortization	5	5

	179	179
Computer software – cost	31	29
– accumulated amortization	(15)	(10)

	16	19
Pension intangible fixed asset	10	12

Total intangible fixed assets	205	210

Tangible fixed assets:
Cost	(782)	(781)
Accumulated depreciation	(99)	(108)

Total tangible fixed assets	(881)	(889)

Non-current assets:
Lease premiums	16	17
Deferred financing costs	18	20
Assets held for sale	9	—
Current assets:
Cash and cash equivalents	183	201
Restricted cash	16	4
Cash at bank and in hand	(129)	(81)
Current asset investments	(70)	(124)
Lease premiums	1	1
Deferred financing costs	2	2
Creditors: amounts falling due within one year:
Accrual for compensated absences	(6)	—
Share-based compensation	2	—
Borrowings	(2)	(2)
Proposed dividends	37	34
Derivatives	(6)	—
Creditors: amounts falling due after one year:
Borrowings	(5)	(2)
Derivatives	(42)	(28)
Provisions for liabilities and charges:
Accrued pension cost	(25)	(40)
Deferred taxation	55	60

Total adjustments	(622)	(617)

Shareholders’ equity in accordance with US GAAP	795	806

*
Restated to (a) reflect the adoption of FRS 17 under UK GAAP, (b) reclassify lease premiums of £18 million paid in relation to operating leases from tangible fixed assets to current (£1 million) and non-current assets (£17 million), and (c) reclassify computer software of £19 million from tangible fixed assets to intangible fixed assets. The latter two adjustments arose in connection with preparing to convert the Group’s financial statements from UK GAAP to International Financial Reporting Standards. None of these restatements have an impact on previously reported shareholders’ equity under US GAAP.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

Numerator for basic and diluted earnings per ordinary share (£ million)	121	122	101

Denominator for basic earnings per ordinary share (million) (i)	511	520	519
Dilutive effect of employee share options (million) (i)	6	3	1

Denominator for diluted earnings per share (million) (i)	517	523	520

Basic earnings per ordinary share	£0.24	£0.23	£0.19
Diluted earnings per ordinary share	£0.23	£0.23	£0.19

(i)	Share numbers for all periods have been adjusted retrospectively to reflect the share consolidation on December 2, 2003.

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

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Consolidated statement of cash flows – (continued)

The consolidated statement of cash flows presented under US GAAP would be as follows.

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(£ million)
Operating activities:
Earnings available for shareholders	133	118	117
Adjustments to reconcile profit for the financial year to net cash provided by operating activities:
Depreciation and amortization	116	108	99
Working capital movements	35	25	7
Additional pension contributions	(30)	(40)	(27)
Other non-cash items	1	13	1

Net cash provided by operating activities	255	224	197

Investing activities:
Property and equipment additions	(167)	(150)	(151)
Property and equipment disposals	57	51	48
Restricted cash	(12)	(4)	—
Decrease/(increase) in short-term deposits and investments	19	(20)	—

Net cash used in investing activities	(103)	(123)	(103)

Financing activities:
Issue of ordinary share capital	2	8	4
Purchase of own shares by employee share trusts	(101)	(12)	—
Proceeds on release of own shares held	14	1	—
Equity dividends paid	(50)	(545)	—
Repayment of amounts due to Six Continents group	—	—	(831)
Proceeds from issue of securitized debt	—	1,900	—
Repayments of principal in respect of securitized debt	(35)	(28)	—
Borrowings drawn down under syndicated loan facility	—	25	1,350
Borrowings repaid in respect of syndicated loan facility	—	(1,243)	(132)
(Decrease)/increase in overdraft	—	(13)	13
Net funding flows with Six Continents group	—	—	193
Cash payment to former Six Continents PLC	—	—	(702)

Net cash used in financing activities	(170)	93	(105)

Net change in cash and cash equivalents	(18)	194	(11)
Opening cash and cash equivalents	201	7	18

Closing cash and cash equivalents	183	201	7

Supplemental disclosures of cash flow information
Interest paid	113	107	51
Taxes paid	43	34	44

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 3 of Notes to the Financial Statements).

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Concentrations of credit risk

At October 1, 2005, the Group had interest rate and currency swap agreements in place with a notional underlying principal of £450 million. The sole counterparty to these arrangements was the Royal Bank of Scotland. The Group does not consider this to be a significant concentration of credit risk due to the size, financial standing and scale of operations of the Royal Bank of Scotland.

Fair value of financial instruments

The following information is presented in compliance with the requirements of US GAAP. The carrying amounts and fair values of the financial instruments of the Group are as follows:

	October 1, 2005		September 25, 2004

	Carrying amount	Fair value	Carrying amount	Fair value

	(£ million)
Assets
Cash and cash equivalents	183	183	201	201
Restricted cash	16	16	4	4
Current asset investments	1	1	20	20

Liabilities
Securitized debt	(1,828)	(1,952)	(1,857)	(1,909)
Other borrowings	(4)	(4)	(4)	(4)
Interest rate swaps	(31)	(31)	(6)	(6)
Currency swaps	(17)	(17)	(22)	(22)

The following methods and assumptions were used by the Group in establishing its fair values of financial instruments:

Cash and cash equivalents (including restricted cash):	the carrying amount reported in the balance sheet for cash approximates to its fair value.

Current asset investments:	the carrying amount reported in the balance sheet for current asset investments approximates their fair value.

Overdrafts:	the carrying amount reported in the balance sheet for overdrafts approximates their fair value.

Securitized debt:	the fair values of the various tranches of the securitized debt have been estimated using period end mid-market quoted prices.

Other borrowings:	the carrying amount reported in the balance sheet for other borrowings approximates their fair value.

Interest rate and currency swaps:
the estimated fair values of the Group’s interest rate and currency swaps is the amount which the Group could expect to pay or receive on the termination of the agreements. These amounts are based on quotations from counterparties and take into consideration interest and exchange rates prevailing at the balance sheet date.

Assets held for sale

At October 1, 2005, surplus property assets with a net book value of £9 million were classified as held for sale. No write down has been required as the fair value of assets (less costs to sell) exceeds the carrying amounts. Of these surplus assets, sites with a net book value of £1 million have been sold for an amount exceeding carrying value since the year end. The remaining sites are expected to be sold in the period up to September 2006. The assets classified as held for sale at the year end, were included in reportable segments as follows; Pubs & Bars £1 million and Restaurants £8 million.

Subsequent to the year end, additional surplus properties with a net book value of £11 million included in tangible fixed assets at the balance sheet date, have met the criteria to be classified as held for sale. Apart from two sites, these properties have subsequently been sold for an amount exceeding carrying value. The remaining two sites with a net book value of £2 million are expected to be sold during March 2006.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

Mitchells & Butlers became the sponsoring employer of its two principal pension plans on April 1, 2003. The pension cost for these plans since this date computed in accordance with the requirements of US GAAP comprises:

	53 weeks ended October 1, 2005	52 weeks ended September 25, 2004	Six-month period ended September 27, 2003

	(£ million)
Service cost	14	14	6
Interest cost	59	55	27
Expected return on plan assets	(62)	(55)	(24)
Amortization of:
Unrecognized transition asset	—	(3)	(2)
Unrecognized prior service cost	2	2	1
Unrecognized net loss	15	20	8

Net periodic pension cost	28	33	16

The net periodic pension cost of £28 million consists of £20 million in respect of the Mitchells & Butlers Pension Plan and £8 million in relation to the Mitchells & Butlers Executive Pension Plan.

The major assumptions used in computing the pension expense were:

	53 weeks ended October 1, 2005	52 weeks ended September 25, 2004	Six-month period ended September 27, 2003

Expected long-term rate of return on plan assets	6.8%	6.8%	6.7%
Discount rate	5.5%	5.3%	5.4%
Expected long-term rate of earnings increases	4.3%	4.2%	4.1%

	October 1, 2005		September 25, 2004

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
Accumulated benefit obligation (all vested)	919	286	815	254

Fair value of plan assets	825	257	695	220
Projected benefit obligation	(936)	(294)	(828)	(260)

Net plan obligation	(111)	(37)	(133)	(40)
Unrecognized prior service cost	9	1	11	1
Unrecognized net loss	245	57	252	59

Net amount recognized	143	21	130	20

The amounts recognized in the balance sheet consist of:
Accrued pension liability	(95)	(29)	(120)	(34)
Intangible asset	9	1	11	1
Other comprehensive income (before tax)	229	49	239	53

Net amount recognized	143	21	130	20

The assets of these plans principally comprise UK and other listed equities, property investments, bank deposits and UK Government index-linked stocks.

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans – (continued)

The following table sets forth movements in the fair value of plan assets:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At September 27, 2003	622	203
Members’ contributions	3	1
Company contributions	34	10
Benefits paid	(29)	(11)
Actual return on assets	65	17

At September 25, 2004	695	220
Members’ contributions	3	1
Company contributions	34	8
Benefits paid	(30)	(12)
Actual return on assets	123	40

At October 1, 2005	825	257

The following table sets forth movements in the projected benefit obligation of the principal plans:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
At September 27, 2003	815	253
Service cost	10	4
Members’ contributions	3	1
Interest expense	42	13
Benefits paid	(29)	(11)
Actuarial gain arising in the year	(13)	—

At September 25, 2004	828	260
Service cost	9	5
Members’ contributions	3	1
Interest expense	45	14
Benefits paid	(30)	(12)
Actuarial loss arising in the year	81	26

At October 1, 2005	936	294

The following pension benefit payments, are expected to be paid:

	Mitchells & Butlers Pension Plan	Mitchells & Butlers Executive Pension Plan

	(£ million)
2006	31.0	11.8
2007	31.9	12.1
2008	32.8	12.5
2009	33.7	12.8
2010	34.6	13.2
2011 – 2015	188.3	69.8

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans – (continued)

The percentages of the fair value of total plan assets held by major category of plan assets were:

	October 1, 2005	September 25, 2004

	( % )
Equities	52	50
Bonds	40	41
Property	8	9

	100	100

Goodwill under US GAAP by reportable segment

	October 1, 2005	September 25, 2004

	(£ million)
Pubs & Bars	109	109
Restaurants	80	80

Retail	189	189
SCPD	—	—

	189	189

There has been no impairment of goodwill either on the adoption of SFAS 142 or at the time of subsequent impairment tests.

Intangible assets subject to amortization

The estimated aggregate amortization expense in respect of computer software for each of the next five years is £5 million, £4 million, £3 million, £2 million and £1 million. These amounts relate to assets capitalized at the balance sheet date only and exclude future expenditure.

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	October 1, 2005	September 25, 2004

	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	141	135
Deferred gains	49	49
Other temporary differences	2	2

	192	186

Deferred taxation assets:
Taxation effect of realized and unrealized losses	(6)	(6)
Pensions	(39)	(57)
Derivatives	(10)	(3)
Other temporary differences	(13)	(4)

	(68)	(70)
Valuation allowance	6	6

	130	122

Of which:
Current	(7)	(3)
Non-current	137	125

	130	122

Back to Contents

MITCHELLS & BUTLERS PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Note 31 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – (Continued)

Accounting and disclosure of stock-based compensation

FAS 123 – Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25 – Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, the Group’s pro forma net income and basic and diluted earnings per ordinary share under US GAAP would be as indicated below:

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£ million, except per ordinary share amounts)
Net income:
As reported under US GAAP	121	122	101
Stock-based compensation, net of related tax effects,
included in the determination of net income as reported	7	3	1
Stock-based employee compensation expense, under fair value based method for all awards, net of related
tax effects	(5)	(3)	(3)

Pro forma net income	123	122	99

Basic earnings per ordinary share:
As reported under US GAAP	£0.24	£0.23	£0.19
Pro forma basic earnings per ordinary share	£0.24	£0.23	£0.19
Diluted earnings per ordinary share:
As reported under US GAAP	£0.23	£0.23	£0.19
Pro forma diluted earnings per ordinary share	£0.24	£0.23	£0.19

The amounts shown above for stock-based employee compensation expense under fair value accounting have been calculated using the Black-Scholes option pricing model, the Binomial option pricing model or Monte Carlo simulations. The following assumptions have been used for valuing share options granted by the Group:

	October 1, 2005	September 25, 2004	September 27, 2003

		(%)
Annual dividends	3	4	4
Expected volatility	31	31	23
Risk free interest rate	4	5	4

New US Accounting Standards not yet adopted

In December 2004, the FASB issued SFAS No. 123 (R) – ‘Accounting for Stock-Based Compensation’. SFAS 123(R) replaces SFAS 123 and supersedes APB 25 and becomes effective for accounting periods that begin after June 15, 2005. The statement eliminates the option to use APB 25’s intrinsic value method of accounting which was available under FAS 123. Under FAS 123(R), stock-based compensation is recognized in the financial statements based on the grant-date fair value of the awards (with limited exceptions). The fair value method is similar to the method in FAS 123 and an indication of its impact on the Group is provided by the disclosures given above.

In May 2005, the FASB issued SFAS No. 154 – ‘Accounting Changes and Error Corrections’. SFAS 154 replaces APB opinion No. 20 – ‘Accounting Changes’ and SFAS No. 3 – ‘ Reporting Accounting Changes in Interim Financial Statements’ and becomes effective for accounting periods that begin after 15 December 2005. APB 20 previously required that most voluntary changes in accounting principle be recognized by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the group.

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

As the restricted net assets of Mitchells & Butlers Retail Limited (see Note 19 of the Notes to the Financial Statements) represent more than 25% of the consolidated net assets of the Group at October 1, 2005, the following condensed financial information is presented in respect of Mitchells & Butlers plc, the parent company of the Group. Mitchells & Butlers plc was incorporated on October 2, 2002.

Profit and loss account

	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004 restated*	September 27, 2003 restated*

	(£million)
Administration expenses	—	(5)	(14)

Operating profit/(loss)	—	(5)	(14)
Dividends received from consolidated subsidiaries	117	54	—
Separation costs	—	—	(1)
Amounts written off investments	(1)	(2)	(3)

Profit/(loss) on ordinary activities before interest	116	47	(18)
Interest receivable	7	13	—
Interest payable and similar charges	(3)	(17)	(42)

Profit/(loss) on ordinary activities before taxation	120	43	(60)
Tax credit on profit/(loss) on ordinary activities	—	2	16

Earnings available for shareholders	120	45	(44)
Dividends	(53)	(550)	(29)

Retained profit/(loss)	67	(505)	(73)

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see page SH1-2).

Statement of total recognized gains and losses

	53 weeks ended
		52 weeks ended

	October 1,	September 25,	September 27,
	2005	2004 restated*	2003 restated*

	£million)
Earnings available for shareholders	120	45	(44)
Actuarial (loss)/gain on pension schemes	(7)	39	(71)
Deferred tax relating to actuarial (loss)/gain	2	(12)	22
Exchange differences	—	(1)	2

Total recognized gains/(losses) for the year	115	71	(91)

Prior year adjustment on the full adoption of FRS 17	(219)

Total recognized losses since previous year end	(104)

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see page SH1-2).
	October 1, 2005	September 25, 2004 restated*
Balance sheet

	(£million)
Fixed asset investments	1,739	1,740

Current assets:
Debtors	140	141
Investments	2	77
Cash at bank and in hand	79	66

	221	284
Creditors: amounts falling due within one year	(1,566)	(1,596)

Net current liabilities	(1,345)	(1,312)
Net assets before pension liabilities	394	428
Net pension liabilities	(99)	(114)

Net assets	295	314

Capital and reserves:
Called up share capital	35	37
Share premium account	14	12
Capital redemption reserve	2	—
Profit and loss account reserve	244	265

Equity shareholders’ funds	295	314

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see page SH1-2).

SH1 - 1

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

Cash flow statement

	53 weeks ended	52 weeks ended

	October 1,	September 25,	September 27,
	2005	2004	2003

		(£million)
Net cash outflow from operating activities	(30)	(37)	(3)
Dividends received from consolidated subsidiaries	117	54	—
Returns on investments and servicing of finance	1	(4)	(41)
Equity dividends paid	(50)	(545)	—

Net cash inflow/(outflow) before management of liquid resources and financing	38	(532)	(44)
Management of liquid resources	75	(76)	(1)
Financing:
Issue of ordinary share capital	2	8	4
Purchase of own shares	(101)	(12)	—
Proceeds on release of own shares held	14	1	—
Borrowings drawn down under syndicated loan facility	—	25	1,350
Borrowings repaid in respect of syndicated loan facility	—	(1,243)	(132)
Cash payment to former Six Continents PLC shareholders	—	—	(702)
Inter-company funding	(26)	1,924	(504)

Increase/(decrease) in cash and overdrafts	2	95	(29)

Notes to the condensed financial statements

The parent only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The adoption of FRS17 ‘Retirement Benefits’ under UK GAAP has resulted in the restatement of prior year comparatives. Earnings under UK GAAP for fiscal 2004 and fiscal 2003 are £7 million and £8 million lower than previously reported respectively. Net assets under UK GAAP at September 25, 2004 are £219 million lower than previously reported.

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

The Company has contingent liabilities as described in Note 29 of the Notes to the Financial Statements.

The Company is party to a composite guarantee with other Group companies in connection with its day-to-day cash pooling arrangements. Any potential liability is capped at the level of in hand balances held by the Company and any net overdraft of the group of companies subject to the arrangement. At October 1, 2005, the Company had an overdraft of £11 million (2004 £3 million) and the group of companies had a small net cash balance. Therefore, at October 1, 2005, the Company did not have a contingent liability under the composite guarantee.

Cash dividends paid to Mitchells & Butlers plc from its subsidiaries are shown in the cash flow statement above. There were no dividends receivable at either October 1, 2005 or September 25, 2004.

The above information is prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences as they apply to the Group are summarized in Note 31 of Notes to the Financial Statements. An additional difference arises in respect of the parent only financial statements as investments in subsidiaries would be accounted for on an equity basis under US GAAP.

The significant adjustments required to convert earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP and shareholders’ funds in accordance with UK GAAP to shareholders’ equity in accordance with US GAAP are presented below, together with comprehensive income under US GAAP and a condensed cash flow statement presented under US GAAP.

SH1 - 2

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

Notes to the condensed financial statements – (continued)

Income

	53 weeks ended	52 weeks ended

	October 1,	September 25,	September 27,
	2005	2004 restated*	2003 restated*

		(£million)
Earnings available for shareholders in accordance with UK GAAP	120	45	(44)
Adjustments:
Equity in net income of subsidiaries	20	82	144
Pension costs	(17)	(16)	1
Deferred taxation	(2)	11	—

	1	77	145

Net income in accordance with US GAAP	121	122	101

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see page SH1-2).

Comprehensive income

	53 weeks ended	52 weeks ended

	October 1,	September 25,	September 27,
	2005	2004	2003

		(£million)
Net income in accordance with US GAAP	121	122	101
Other comprehensive income:
Transfer of minimum pension liability on April 1, 2003, net of tax of £109 million	—	—	(255)
Minimum pension liability, net of tax of £5 million (2004 £13 million, 2003 £8 million)	11	31	19
Equity in other comprehensive income of subsidiaries	(18)	(9)	7

Comprehensive income in accordance with US GAAP	114	144	(128)

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability adjustment	Equity in other comprehensive income amounts of subsidiaries	Total

		(£million)
At October 2, 2002	—	—	—
Movement in the year	(236)	7	(229)

At September 27, 2003	(236)	7	(229)
Movement in the year	31	(9)	22

At September 25, 2004	(205)	(2)	(207)
Movement in the year	11	(18)	(7)

At October 1, 2005	(194)	(20)	(214)

SH1 - 3

Back to Contents

SCHEDULE I

MITCHELLS & BUTLERS PLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)

Shareholders’ equity	October 1, 2005	September 25, 2004 restated*

	(£million)
Shareholders’ funds as reported in accordance with UK GAAP	295	314
Adjustments:
Pension intangible asset	10	12
Fixed asset investments	425	423
Non-current assets:
Deferred taxation	39	57
Inter-company balances	14	6
Current assets:
Cash and cash equivalents	81	123
Cash at bank and in hand	(79)	(66)
Current asset investments	(2)	(57)
Creditors: amounts falling due within one year:
Proposed dividends	37	34
Provisions for liabilities and charges:
Accrued pension cost	(25)	(40)

	500	492

Shareholders’ equity in accordance with US GAAP	795	806

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see page SH1-2).

Statement of cash flows	53 weeks ended	52 weeks ended

	October 1, 2005	September 25, 2004	September 27, 2003

	(£million)
Net cash provided/(used) by operating activities	88	13	(44)
Net cash released from/(used in) investing activities	20	(20)	—
Financing activities:
Issue of ordinary share capital	2	8	4
Purchase of own shares	(101)	(12)	—
Proceeds on release of own shares held	14	1	—
Equity dividends paid	(50)	(545)	—
Increase/(decrease) in overdrafts	11	(29)	29
Borrowings drawn down under syndicated loan facility	—	25	1,350
Borrowings repaid in respect of syndicated loan facility	—	(1,243)	(132)
Cash payment to former Six Continents PLC shareholders	—	—	(702)
Inter-company funding	(26)	1,924	(504)

Net cash used in financing activities	(150)	129	45

Net change in cash and cash equivalents	(42)	122	1
Opening cash and cash equivalents	123	1	—

Closing cash and cash equivalents	81	123	1

Supplemental disclosures of cash flow information:
Interest paid	3	16	43
Taxes paid	—	—	—

SH1-4

Back to Contents

SCHEDULE II

MITCHELLS & BUTLERS PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Bad debts written off	Balance at end of period

	(£million)
53 weeks ended October 1, 2005
Provisions for bad and doubtful debts	2	—	—	2
52 weeks ended September 25, 2004
Provisions for bad and doubtful debts	3	—	(1)	2
52 weeks ended September 27, 2003
Provisions for bad and doubtful debts	2	1	—	3

SH2-1

Back to Contents

CERTIFICATION
I, Tim Clarke, certify that:

1.	I have reviewed this annual report on Form 20-F of Mitchells & Butlers plc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ Tim Clarke

.................................................................
 Chief Executive

Date: February 28, 2006

Back to Contents

CERTIFICATION

I, Karim Naffah, certify that:

1.	I have reviewed this annual report on Form 20-F of Mitchells & Butlers plc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 28, 2006

/s/ Karim Naffah

------------------------------------------------
Finance Director

Back to Contents

CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officers of Mitchells & Butlers plc (the “Company”), hereby certify that the Company’s Annual Report on Form 20-F for the fiscal year ended October 1, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Tim Clarke

------------------------------------------------
Tim Clarke
Chief Executive

/s/ Karim Naffah

------------------------------------------------
Karim Naffah
Finance Director

Dated February 28, 2006

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITCHELLS & BUTLERS PLC
(Registrant)

By: /s/ Tim Clarke

------------------------------------------------
Name: Tim Clarke
Title: Chief Executive

Date: February 28, 2006

S-1